Form 20-F
period 1997-12-31
ORTHOFIX INTERNATIONAL N V
filed 1998-09-03
CIK 884624

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F
                            ------------------------

|_| Registration statement pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934
                                       or
|X| Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1997

                                       or
|_| Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

           For the transition period from ____________ to ____________
                         Commission file number 0-19961

                           ORTHOFIX INTERNATIONAL N.V.

             (Exact name of Registrant as specified in its charter)

                              Netherlands Antilles
                 (Jurisdiction of incorporation or organization)

                             7 Abraham de Veerstraat
                                     Curacao
                              Netherlands Antilles
                    (Address of principal executive offices)

                    Securities registered pursuant to Section
                               12(b) of the Act:
                                      None

           Securities registered pursuant to Section 12(g) of the Act:
                   Common Shares, US$0.10 par value per Share
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Common Shares, US$0.10 par value per Share....................12,959,700
                             -----------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X No ___

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item 17___ Item 18 X




--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                     PART I
   Item 1.        DESCRIPTION OF BUSINESS....................................1
   General        ...........................................................1
   Recent Developments.......................................................1
   Acquisitions   ...........................................................2
   Products       ...........................................................2
   Fixation Products.........................................................3
   PEMF Products  ...........................................................5
   Other Products ...........................................................6
   Distribution Products.....................................................8
   Sales and Distribution....................................................8
   Marketing      ...........................................................9
   Production     ..........................................................10
   Product Development......................................................10
   Patents, Trade Secrets and Licenses......................................10
   Competition    ..........................................................11
   Government Regulation....................................................11
   Health Care Reform.......................................................12
   Product Liability and Insurance..........................................13
   Third Party Payors.......................................................13
   Employees................................................................13
   Year 2000................................................................14
   Economic and Monetary Union in the European Union........................14
   Item 2.        DESCRIPTION OF PROPERTY...................................14
   Item 3.        LEGAL PROCEEDINGS.........................................14
   Item 4.        CONTROL OF REGISTRANT.....................................16
   Item 5.        NATURE OF TRADING MARKET..................................17
   Item 6.        EXCHANGE CONTROLS AND OTHER LIMITATIONS
                  AFFECTING SECURITY HOLDERS................................17
   Item 7.        TAXATION..................................................18
   Item 8.        SELECTED FINANCIAL DATA...................................19
   Item 9.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............20
   Item 10.       DIRECTORS AND OFFICERS OF REGISTRANT......................24
   Item 11.       COMPENSATION OF DIRECTORS AND OFFICERS....................26
   Item 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
                  OR SUBSIDIARIES...........................................26
   Item 13.       INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS............28

                                     PART II
   Item 14.       DESCRIPTION OF SECURITIES TO BE REGISTERED................29

                                    PART III
   Item 15.       DEFAULT UPON SENIOR SECURITIES............................29
   Item 16.       CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                  REGISTERED SECURITIES.....................................29

                                     PART IV
   Item 17.       FINANCIAL STATEMENTS......................................29
   Item 18.       FINANCIAL STATEMENTS......................................29
   Item 19.       FINANCIAL STATEMENTS AND EXHIBITS.........................29

                                  INTRODUCTION

         Orthofix International N.V. ("Orthofix International") was incorporated under the laws of the Netherlands Antilles in 1987. In this Annual Report on Form 20-F for the fiscal year ended December 31, 1997 (the "Annual Report"), all references to the "Company" and "Orthofix" include Orthofix International and its subsidiaries and affiliates, unless the context otherwise requires. The principal executive offices of Orthofix International are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles.

         The Company publishes its consolidated financial statements in United States dollars. In this Annual Report, references to "United States dollars", "dollars", "US$", or "$" are to United States currency, and references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural).

                                     PART I

Item 1.           DESCRIPTION OF BUSINESS.

General

         The business of Orthofix is the design, development, manufacture, marketing and distribution of medical equipment, principally for the orthopedic market. The Company's main products are external and internal fixation devices used in fracture treatment, limb lengthening and bone reconstruction, and pulsed electromagnetic frequency products used for the non-invasive healing enhancement of spinal fusions and recalcitrant bone fractures. Other orthopedic products produced by the Company include devices for the removal of cement in hip revision procedures, the ultrasonic treatment of musculo-skeletal pain and the anchoring of soft tissue to bone, and an oral-maxillofacial bone substitution compound. The Company also produces a device for enhancing venous circulation.

         Orthofix, which is registered in the Netherlands Antilles, has manufacturing facilities in the United States, the United Kingdom and Italy. Products are distributed through subsidiary companies in the United States, the United Kingdom and Italy. Elsewhere, distribution is through independent distributors.

         Orthofix has 100% equity ownership of Orthofix Inc., which is primarily engaged in the development, manufacture and marketing of advanced products using pulsed electromagnetic frequency technology for bone healing, including Spinal-Stim for non-invasive healing enhancement of spinal fusions and Physio-Stim for recalcitrant bone fractures, as well as the Ogden Anchor to anchor sutures to bone to expedite the repair of tendon and ligament damage. Osteogenics Inc. ("Osteogenics"), a wholly owned subsidiary of Orthofix Inc., is engaged in the development of bone substitution compounds with a wide variety of potential surgical and orthopedic applications including facial reconstruction, fracture repair and periodontal repair. See "-- Recent Developments" and "-- Products" and Note 13 to the Consolidated Financial Statements. The Company also has 100% equity ownership of Orthofix S.r.l., which designs, manufactures and distributes external and internal fixation devices. The Company has 70% equity ownership of DMO S.r.l. ("DMO"), the subsidiary that distributes the Company's products in Italy, and 100% equity ownership in Novamedix Limited ("Novamedix") the subsidiary that developed the A-V Impulse System. Orthofix also has 70% equity ownership of Orthosonics Limited ("Orthosonics"), which markets and distributes bone cement removal systems for use in connection with hip revision surgery, and 62% equity ownership of Intavent Orthofix Limited ("Intavent Orthofix"), which distributes Orthofix products in the United Kingdom. Orthofix also has 100% and 80% equity ownership of Inter Medical Supplies Limited ("IMS") and Novamedix Distribution Limited respectively, which distribute Orthofix products in certain markets.

Recent Developments

         On April 22, 1998, Orthofix Inc. entered into an agreement with Howmedica, Inc. ("Howmedica"), a wholly-owned subsidiary of Pfizer Inc., to license BoneSource, a calcium-based phosphate-based bone cement for use in the repair of cranial defects. Under the terms of the agreement, Orthofix will continue to supply BoneSource to Howmedica.

         On February 20, 1998 Charles J. Dillman, Ph.D., was appointed Group Vice President of Research and Development. Dr. Dillman, a Ph.D in Biomechanics, is a member of the Medical Commission of the International Olympic Committee (the "IOC"), where he has served as Program Director for the IOC's World Congress on Sports Sciences. The IOC awarded Dr. Dillman the Olympic Order, its highest award, for his contributions to the Olympic movement. Mr. Dillman has served as Vice President of Research and Development for Smith & Nephew Endoscopy, as Professor of Surgery at the University of Massachusetts Medical Center, in addition to directing graduate medical programs at the University of Delaware and Illinois. He has held several appointments with the United States Olympic Committee and sports medicine foundations in the United States.

         On June 2, 1997 a jury in a United States federal district court in New Jersey awarded various Orthofix subsidiaries $48,000,000 of compensatory damages and $100,600,000 in punitive damages in a verdict against EBI Medical Systems, Inc. ("EBI MS") in a case arising out of distributorship arrangements for Orthofix products in the United States. On September 2, 1997, the district court entered judgment in favor of Orthofix in the amount of $98,875,397. The defendants have appealed the judgment to the United States Court of Appeals for the Third Circuit. While the Third Circuit has docketed the appeal, the appeals process may take two years to complete. See "Item 3. LEGAL PROCEEDINGS."

         In July 1997, Orthofix Inc. opened a new research facility in the Piedmont Triad Research Park in Winston- Salem, North Carolina. The facility is the result of an agreement with Wake Forest University's Bowman School of Medicine and will significantly enhance Orthofix's research and development efforts in orthopedic applications as well as its ability to develop training programs to instruct surgeons and operating room personnel in new surgical procedures.

         In October, 1996, the Company appointed Mr. Charles Federico to the position of President of Orthofix Inc., following which a review of all of the Company's North American activities has taken place. This review has resulted in a significant restructuring of the Company's business in the United States. The Company's U.S. sales force, which is now more incentive-based, has been reorganized to make it more focused on individual business sectors. Orthofix Inc. has further rationalized its overhead structure including premises, people and non-essential functions. The restructuring, which was substantially complete at March 31, 1997, resulted in a one-time charge to net income of $3.2 million. Approximately $2.2 million, largely rental expense, was expensed in the fourth quarter of 1996 and $1.0 million, largely employee termination costs, in the first quarter of 1997.

         On February 1, 1996, Orthofix increased its equity ownership of Novamedix from 80% to 100% at a cost of $200,000.

Acquisitions

         Orthofix Inc. On August 21, 1995, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 8, 1995 (the "Merger Agreement"), among Orthofix International, Othello Acquiring Corp., a wholly owned subsidiary of Orthofix International ("Othello") and American Medical Electronics, Inc. ("AME"), AME was merged into and with Othello. Othello, the corporation surviving the merger, was subsequently renamed Orthofix Inc. Under the Merger Agreement, holders of AME common stock received consideration in cash for approximately 57% of such stock outstanding, and Orthofix Common Shares, subject to the exchange ratio set forth in the Merger Agreement, for approximately 43% of the shares of AME common stock outstanding. Pursuant to a distribution agreement between Orthofix and AME, AME (succeeded by Orthofix Inc.) took over the distribution of Orthofix's external fixation products in the United States and Canada on June 1, 1995. See "-- Products" and Note 13 to the Consolidated Financial Statements.

Products

         The Company has three groups of products: Fixation Products, Pulsed Electromagnetic Frequency ("PEMF") Products and Other Products, which are designed, manufactured and marketed under the following trade names:

Fixation Products                           primary application
                                            -------------------
Orthofix                                    external fixation
Orthofix                                    internal fixation
Ogden Anchor               (1)              reattachment of soft tissue to bone

Fixation Products                           primary application
-----------------                           -------------------
PEMF Products
Spinal-Stim                (1)             non-invasive spinal fusion
                                             stimulation
Physio-Stim                (1)             non-invasive electrical bone
                                             growth stimulation

Other Products
Osteogenics BoneSource     (1)             bone substitute material
                                             (hydroxyapatite cement)
A-V Impulse System                         enhancement of venous circulation
OSCAR                                      ultrasonic hip revision bone
                                             cement removal
Phys-Assist                                ultrasonic treatment of
                                             musculo-skeletal pain
--------------
(1) Denotes a product which the Company acquired as a result of the acquisition of AME.

Distribution Products

         The Company also has distribution rights in certain countries for the following products:

Laryngeal Mask                           maintenance of airway during anesthesia
Cemex                                    bone cement
SEM Prosthetic Devices                   prostheses

Fixation Products

The Orthofix

         For a fracture to heal properly, without malalignment or rotation, the bone must be set and fixed in the correct position. The bone must be kept stable, but not absolutely rigid, in order to alleviate pain, maintain the correct alignment and allow coagulation to produce bone cells that initiate callus formation. Fractures also benefit from intermittent micromovement and weight-bearing at the appropriate time in the healing cycle, which further stimulate callus formation.

Therapeutic Alternatives in Fracture Treatment.

         In most fracture cases, physicians use the simplest available non-surgical procedure, casting. The Company believes, however, that approximately 15-20% of all fractures require surgical intervention, the most common forms of which (in order of frequency of usage) are:

    Plates and Screws. The most common surgical method of fracture treatment is plating. In this procedure, a plate is fastened with screws to the surface of the bone in order to immobilize and maintain stability of the fracture. In some cases, a bone screw is applied without a plate, primarily to realign bone fragments in joint fractures. Disadvantages of plates and screws include a lack of external callus formation as a result of too rigid fixation, a relatively lengthy and invasive surgical procedure to insert the device, the possible need for a second surgical procedure to remove the device, the risk of infection at the fracture site and the possibility of refracture upon removal of the device, all of which have been annotated in published clinical papers.

    Intramedullary Fixation. In recent years, long bone fractures, principally those of the femur and tibia, have increasingly been treated with intramedullary fixation. This method, which has a lower rate of infection than plates, requires a surgically complex and invasive insertion of a metal rod into the medullary canal, the central canal of the bone, to maintain bone stability. A subsequent surgical procedure is required to remove the device.

    External Fixation. External fixation devices are used to immobilize complicated fractures by mounting the fixator outside the fracture site. With this method of fixation, screws are inserted into the bone in a minimally invasive procedure at a safe distance from the fracture and then fixed to the fixator body to immobilize the fracture. Modern fixation devices, improved surgical techniques and increased screw site care have substantially reduced the complications historically associated with external fixation, such as superficial inflammation and infection of the soft tissues around the screws. External fixators are frequently used to lengthen bone or correct bone deformity, whether congenital or as a result of unsuccessful treatment of previous fractures.

    Traction. In this method, fractures are held in the correct alignment by special pins that are surgically inserted through the bone and held in position by means of external wires and weights. Treatment typically involves several months of hospitalization and a further period of intensive physical therapy to regain joint mobility.

         Orthofix initially focused on the production of external fixation equipment, and the establishment of the Orthofix Dynamic Axial Fixator and Orthofix Modulsystem ("The Orthofix") as leading international external fixation brands. The Orthofix is now marketed in over 80 countries worldwide. Since 1995, the Company has manufactured and marketed the ProCallus external fixator, a new generation alternative to Orthofix's previous fixator model, which has certain advantages over its predecessor that are expected to result in improved patient outcomes. Most significantly, the device incorporates an actuator that allows the application of micromotion at a very early stage after fixation. Early application of micromotion has been found to be more beneficial than waiting until later in the healing cycle. The Company also manufactures and markets the Fragment Fixation System, a percutaneous implant for fixing small fragments, usually used for the treatment of fractures near to the joint.

         A new fixator for pelvic fractures offering the significant advantages of much easier and quicker application in emergency rooms was launched during the first quarter of 1997. Pelvic fractures most typically occur as a result of road traffic accidents. A new elbow fixator was launched during the second quarter of 1997. This fixator addresses significant difficulties in the treatment of elbow fractures by permitting early mobilization of the elbow while fixing the fracture itself. The new elbow fixator also has applications in the treatment of stiff elbows.

         Orthofix has also developed and currently markets an intramedullary nailing system for fractures of the tibia and the femur. The Company believes that the Orthofix Nailing System incorporates certain significant advantages over other nailing products currently available on the market. Most importantly, and in contrast with all other locked nails currently on the market, the distal locking screws in the Orthofix Nailing System can be inserted mechanically and without the need for an image intensifier. The resulting operative technique is simpler, more effective and safer for the surgeon. Moreover, the locking screws, which form part of the Orthofix Nailing System, provide significantly higher fatigue resistance than similar competing products with the benefit to patients of reduced implant failure rates. Shipments of the tibial nail began in the last quarter of 1995 and this product is now available worldwide. Shipments of the femoral nail to all markets other than the United States began in the second quarter of 1997.

Ogden Anchor

         The Company's Ogden Anchor is a titanium metallic, cannulated cancellous screw designed to facilitate the reattachment of soft tissue to bone. Soft tissue reattachment devices, commonly called bone anchors, are used for repair of rotator cuff tears of the shoulder and for reattaching tendons and ligaments to bone. The introduction of bone anchors has largely eliminated some of the disadvantages associated with earlier equivalent products that required the drilling of holes in the bone through which sutures were threaded and then attached to the torn tissue. These procedures involved large incisions, with attendant trauma to the patient and postoperative complications such as suture breakage.

         In 1993, the Company acquired the exclusive worldwide license to manufacture, market and distribute the Ogden Anchor. The FDA has granted Orthofix permission for the commercial marketing of five sizes of bone anchor for use in rotator cuff repair and for additional indications, including reattachment of tendons and ligaments to bone in the shoulder, knee, wrist, ankle and foot. The Ogden Anchor was formally released to the United States market in the first quarter of 1994, at which time there was only one size of bone anchor available. The Company began marketing the Ogden Anchor outside the United States in the fourth quarter of 1996.

PEMF Products

         General. Bone tissue's regenerative power results in most bone fractures healing naturally within a few months. Frequently, however, fractures do not heal or heal slowly, resulting in non-unions. Traditionally, orthopaedists have treated such fracture conditions surgically, often by means of a bone graft with fracture fixation devices, such as bone plates, screws or intramedullary rods. This is an example of an "invasive" treatment. The PEMF products currently marketed by the Company apply bone growth stimulation without implantation or other surgical procedures.

         In the mid-1980s, the Company expanded the application of its bone growth stimulation technology to the healing enhancement of spinal fusions, including treatment for pseudoarthrosis of the spine. Spinal fusions are surgical procedures undertaken to establish bony union between adjacent vertebrae.

         The Company is currently marketing two PEMF product systems, Spinal-Stim and Physio-Stim, designed to enhance the success rate of spinal fusions and to treat non-union fractures, respectively. These devices are portable and are typically used as part of home treatment programs prescribed by physicians. The attending medical staff instructs the patient regarding operation of the system and the appropriate duration of daily treatments. The overall length of treatment is determined by the prescribing physician, but typically is between three and nine months in duration.

         The technology used in the Company's PEMF products involves a non-surgical process by which a pulsating electric current is used to enhance the growth of bone tissue following surgery or bone fracture. This technology is based on a substantial amount of scientific data that indicates that certain electromagnetic stimuli in the human body produce a biological cellular response. The Company's PEMF products are used by placing them externally over the site to be healed. The systems produce pulsed, low-energy electromagnetic fields that induce low pulsating current flow into living tissue and cells exposed to the energy field of the device. This pulsating current flow is believed to change enzyme activities, induce mineralization, enhance vascular penetration and result in a process resembling normal endochondral ossification, or bone growth, at the spinal fusion or fracture site.

         Spinal-Stim. The Company believes that Spinal-Stim is currently the only non-invasive spinal fusion stimulator system commercially available in the United States. In January 1995, the Company announced the introduction of a Spinal-Stim model, called Spinal-Stim Soft Wear, that is a flexible, lightweight, more comfortable version of the previously marketed system, Spinal-Stim Model 8500. The Company received FDA clearance and introduced a new model of Spinal-Stim called the 212L or Spinal-Stim Lite at the North American Spine Society meeting in New York in October 1997. The Spinal-Stim Lite uses proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. This allows the 212 Lite to be a self contained, light-weight, ergonomic device without the cords associated with other devices.

         Spinal-Stim is designed for treatment of the lower thoracic and lumbar regions of the spine. The Company's FDA approval to market Spinal-Stim commercially is for both failed fusions and for healing enhancement as an adjunct to spinal fusion surgery. The recommended minimum daily treatment time for Spinal-Stim is two hours. The Company has plans to submit a request to the FDA for an IDE for clinical trials to gain PMA clearance for a cervical indication for the PEMF signal; that submission is anticipated in second quarter of 1998.

         Physio-Stim. The Company believes that its Physio-Stim systems represent the current state of the art in PEMF bone growth stimulation due to their portability, long-term battery operation, integrated component design, patient monitoring capabilities and ability to cover a large treatment area without factory calibration for specific patient application. The new Physio-Stim Lite models use a proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. The result is a self contained, very light and extremely ergonomic device that makes the unit significantly easier and more comfortable to use. The new

Physio-Stim Lite product line consists of products that treat smaller fracture sites such as the wrist, hand, arm, lower leg and ankle, the proximal humerus and the proximal femur.

         Technological innovations incorporated since the introduction of Physio-Stim in 1983 include the first totally portable PEMF bone growth stimulator that emits a large, uniform magnetic field that eliminates the need for individual patient fracture site calibration, the first totally integrated bone growth stimulation system and the first complete patient compliance monitoring system with print-out.

Other Products

Osteogenics BoneSource

         General. Osteogenics is a development-stage company that holds an exclusive license from the American Dental Association Health Foundation ("ADAHF") for technology for patented hydroxyapatite cement ("HA Cement" or "Osteogenics BoneSource") formulations. The patented Osteogenics technology combines calcium-phosphate salts with water to produce a bone substitute formation that converts to hydroxyapatite, a mineral component of bone, and promotes new bone growth. The license covers know-how, two United States patents, applications for patents in the United States and various foreign countries and future technology developments, whether or not patented, that are hydroxyapatite cement-related. The license is subject to the rights of the United States Government under law to use the subject matter of the licensed patents for governmental purposes. On April 22, 1998, Osteogenics and Orthofix Inc. entered into agreements with Howmedica to license the Osteogenics BoneSource technology. Pursuant to the agreements, Orthofix will continue to supply BoneSource to Howmedica while Howmedica has the right to pursue developmental work relating to, market, and pursue regulatory approvals for, Bone Source. For a period of two years from the date of the agreements, Orthofix has the exclusive right to supply BoneSource to Howmedica. Howmedica's license remains subject to rights of the United States Government as outlined above and to the rights of ADAHF pursuant to the original license.

         Development. Bone and tooth are highly mineralized tissues with an extensive matrix structure. Bone tissue perpetually remodels through a process whereby cells called osteoclasts erode old bone matrix and other cells called osteoblasts produce new bone matrix. The Company believes that the healing of bone and tooth defects can be facilitated by the use of implants that provide temporary mechanical support while serving as a template for the remodelling of new bone and are subsequently resorbed by the body in the remodelling process. The natural mineral components of bone, hydroxyapatite and related calcium-phosphates offer these characteristics and were the subject of research which resulted in the development of Osteogenics' HA Cement.

         Osteogenics' HA Cement is a unique formulation of two specific calcium-phosphate salts that produce sculptable pastes when mixed with small volumes of water. The resulting paste hardens over time as a result of the precipitation of hydroxyapatite crystals that replicate the process of mineralization or calcification of bone to form a mechanically strong hydroxyapatite implant. The hydroxyapatite implant is slowly resorbed and replaced by new bone (remodelled). Based on the relative amounts of the individual components in the cement mixture, the hardness, setting time and resorption rate vary. The microporous and microcrystal characteristics of the implant make it virtually impervious to invasion by bacterial infection. Osteogenics has established a facility at Orthofix Inc.'s headquarters in Richardson, Texas at which it produces HA cement.

         Products. The current HA Cement formulation, trade named BoneSource, received 510(k) clearance from the FDA for repair of certain cranial defects in July 1997. It has also obtained a CE mark for certain maxillofacial indications in Europe. Osteogenics has given exclusive worldwide rights for marketing the BoneSource to Howmedica Leibinger Inc., a subsidiary of Pfizer Hospital Products Group, which currently sells the product both in the United States and Europe. Orthofix Inc. has initiated the FDA approval process for Osteogenics BoneSource for orthopedic applications and to commence two clinical studies in the United States. It has also obtained a CE Mark for

BoneSource to market the product in Europe for use as a bone void filler in certain non-load bearing orthopedic indications.

         The Company believes that the BoneSource product has many advantages over competing products such as natural bone obtained from autograft procedures, allograft demineralized bone and other synthetic alloplastic bone substitutes. There is a limited quantity of bone available in the body for autogenous grafting, and the procedures for harvesting bone can result in significant donor site morbidity, infection and pain, as well as increased anesthesia requirements and operating time. Unlike other commercially available bone substitutes, such as sintered and coraline macroporous hydroxyapatites, that are granular or block, ceramic-oriented products, has a paste-like consistency that allows for easy sculpting. The paste remains soft and pliable for about 20 minutes, allowing ample time for sculpting to the desired shape, and converts to microporous hydroxyapatite at body temperature in just four hours. BoneSource is resorbable into the body as it is replaced by natural bone and, because it is microporous, is virtually impervious to bacterial infection.

A-V Impulse System

         Novamedix Distribution Limited, an 80%-owned subsidiary of the Company, has developed, and currently manufactures and distributes under license, the A-V Impulse System family of foot and hand pumps, a non-invasive method of reducing deep vein thrombosis and post-operative pain and swelling. The A-V Impulse System consists of an electronic controller attached to a special inflatable slipper or glove, or to an inflatable bladder within a cast, which promotes the return of venous blood from the patient's arms or legs by intermittently impulsing a plexus of veins in the foot or hand, as the case may be, an action that, in the case of the feet, occurs naturally when patients walk. Conventionally, in order to reduce the incidence of deep vein thrombosis, heparin or related pharmacological products have been administered during and after operations. The A-V Impulse System has been demonstrated to give prophylactic benefits that are comparable with the most effective forms of pharmacological treatment, but without their adverse side effects, the most serious of which is bleeding. In 1997, the International Consensus Statement on the prevention of Deep Vein Thrombosis, produced by the International Union of Angiology reported that: "recent data demonstrates that combined foot impulse technology with graduated elastic compression is effective in reducing the incidence of proximal DVT in patients having hip and knee surgery. In contrast with pharmacological agents, mechanical methods are not associated with haemorrhagic complications."

         In November, 1996, Professor Andrew Nicolaides, Chairman of the International Consensus Statement on the Prevention of Venous Thromboembolism and President of the International Union of Angiology, reported on a new clinical indication to add to the growing range of applications for the A-V Impulse System. In a study carried out at the Imperial College School of Medicine at St. Mary's Hospital, London, Professor Nicolaides' research team investigated a group of patients with chronic intermittent claudication (pain as a result of walking) and femoral arterial occlusion. The patients were treated at home for a few hours each day over a period of several months and were regularly assessed. The patients' average walking distances before the onset of claudication increased by 2 1/2 times with some patients subsequently able to walk any distance without any pain. There were also dramatic increases in both resting and post-exercise popliteal arterial bloodflow. These results open the prospect of extending the homecare market for the A-V Impulse System. It is estimated that 1% to 2% of the total population between the ages of 30 and 69 experiences claudication and that above the age of 69 this incidence increases to 10% of the population.

         On February 12, 1996, the A-V Impulse System inflatable handpad, designed to control pain and swelling following upper extremity trauma and surgery, received 510(k) approval and marketing clearance from the FDA. Recent clinical studies have also demonstrated that the system is more effective in the reduction of pain and swelling than more conservative treatment and cryotherapy.

OSCAR (Orthosonics System for Cement Arthroscopy Revision)

         Orthosonics has developed, and currently sells in Europe, the Orthosonics System for Cement Arthroscopy Revision ("OSCAR"), an ultrasonic bone cement removal system designed for hip revision surgery. OSCAR is a specialized surgical instrument that utilizes ultrasound to soften and remove the acrylic bone cement that is used to fix certain types of artificial hips. The Company believes that it offers a significant improvement, both in terms of cost and patient outcomes, over existing bone cement removal techniques. Existing techniques involve the use of hand chisels and manual or pneumatic hammers and drills. These generally increase the risk of femoral shaft fracture with greatly increased patient trauma and significant cost implications. OSCAR has been demonstrated to eliminate or greatly reduce femoral fractures while cutting cement removal times from typically in excess of two hours to approximately 15 to 20 minutes. The product was launched in the United Kingdom in 1994, and sales in Europe commenced in 1995. Following the receipt of FDA approval in August 1996, the Company embarked on a program of clinical trials and test marketing in the United States.

Phys-Assist

         This product, developed by Orthosonics, is an ultrasonic device for the treatment of musculo-skeletal pain employing a new method of ultrasound therapy that uses longwave rather than the shortwave frequencies traditionally used by physiotherapists. The Company believes that, as a result, the device delivers deeper penetration and less potentially adverse effects such as thermal damage to tissue than other ultrasound products currently on the market. Orthosonics has developed an upgraded device capable of delivering both long- and short-wave ultrasound. This product, which the Company intends to market as "DuoSon," received marketing approval from the FDA in May 1997.

Distribution Products

         The Company has the exclusive distribution rights for the Laryngeal Mask, Cemex bone cement and for the SEM range of prosthetic devices in Italy and for the Laryngeal Mask in the United Kingdom.

         The Laryngeal Mask, a product of The Laryngeal Mask Company Ltd., is an anesthesia medical device used for establishing and maintaining the patient's airway during an operation. Cemex, a product of Tecres S.p.A., is a bone cement used by surgeons to fix hip and knee prostheses once they have been inserted. The SEM range of prosthetic devices, produced by SEM S.A., offers prostheses for the hip, knee and shoulder.

Sales and Distribution

         Orthofix's products are distributed in the United States through its 100% owned subsidiary, Orthofix Inc., with the exception of the A-V Impulse system which is distributed by Kendall Healthcare Products, in Italy through its 70%-owned subsidiary, DMO, and in the United Kingdom through its 62% and 70% -owned subsidiaries, Intavent Orthofix and Orthosonics. Elsewhere, the Company sells its products through over 50 independent distributors in over 80 countries.

         Orthofix Inc. has approximately 120 representatives made up of a combination of direct sales people and independent distributors. Orthofix Inc.'s combined sales force provides representation and distribution of the Company's Fixation Products and PEMF Products throughout the United States. While the Company's Fixation Products are sold worldwide, its PEMF Products are generally available only in the United States. However, the Company is exploring the possibility of PEMF distributorships in Europe and Latin America. To facilitate distribution into the European Union ("EU"), the Company has begun the process of having these PEMF devices CE marked. This is anticipated in third quarter 1998. See "-- Government Regulation."

         The Company has a sales services group, consisting of five sales and marketing specialists, who regularly visit the Company's distributors in Europe, the Far East and the Middle East. In 1997, the Company added two field specialists for Fixation Products in the United States, where they provide surgeon training and conduct workshops.

         In addition to its licensing agreements with Howmedica for BoneSource, the Company has a licensing arrangement with Howmedica Leibinger GmbH ("Leibinger"), a German-based manufacturer and supplier of surgical products to neurosurgeons and maxillofacial surgeons, and its United States affiliate, covering neurological (excluding the spine), oral maxillofacial (excluding dental) and cranofacial applications of BoneSource worldwide. Pursuant to the license agreement, the Company manufactures BoneSource for sale to Leibinger and receives a royalty based on Leibinger's gross revenues from BoneSource sales. In 1997, Orthofix Inc. signed a distribution agreement for the Ogden Anchor with B. Braun Surgical GmbH of Germany for all countries except the United States, Canada, Japan and the United Kingdom.

Marketing

         General. The Company markets its products principally to medical professionals who are the primary decision-makers in their patients' treatment. This focus complements the Company's product development and marketing strategy, which seeks to encourage and maintain interactive relationships with leading orthopedic, trauma and other surgeons. These relationships have enabled the Company to introduce design improvements and create innovative products that meet the needs of surgeons and patients, thereby expanding the market for the Company's products.

         The Company is aware of the cost constraints currently affecting healthcare markets and is sensitive to the need to provide products which not only improve patient outcomes but which also meet the demanding cost requirements of hospitals, physicians' practices and third party payors.

         Fixation Products. The Company seeks to expand awareness of the advantages of its products primarily by providing training and support to orthopedic and trauma surgeons.

         The Company supports its distributors through specialized basic training workshops in which surgeons and sales specialists participate. Orthofix produces relevant marketing materials, including surgical procedures, for its distributors in a variety of languages in both printed, video and multimedia formats. To provide additional advanced training for surgeons, the Company organizes monthly multilingual teaching seminars at its facility in Verona, Italy. These seminars, which in 1997 were attended by approximately 500 surgeons from around the world, include a variety of lectures from renowned specialists as well as demonstrations and hands-on workshops. Additionally, each year many of the Company's distributors independently conduct basic courses for surgeons in the application of Orthofix's products.

         PEMF Products. The Company believes that the success of these products is dependent not only upon the fostering of good relations with the physicians who employ them but also on being sensitive to the needs and requirements of the hospitals and third party payors to whom the products are also marketed. Private insurance companies, workers' compensation carriers, Medicare, self-insured plans, health maintenance organizations ("HMOs"), and various other state, federal and private health care payors are the principal sources of payment for the Company's PEMF Products, although patients usually are responsible for copayment and deductible amounts.

         Since 1994, the Company has undertaken a number of marketing-related initiatives directed at increasing the focus of the Company's sales force on managed care organizations. As a result of these initiatives, the Company has been able to enter into a number of contracts with HMOs and other third party payors that establish pricing and reimbursement criteria for use of the Company's PEMF Products. The National Accounts department added an appeals specialist in 1997 in order to keep abreast of changes in the U.S. healthcare market place and enhance and expand the Company's relationships with third party payers.

         The Company continues to operate the limited guarantee programs for Physio-Stim and Spinal-Stim implemented in 1994 to heighten awareness of the healing enhancement properties of PEMF therapy. These programs provide, in general, for reimbursement for the full amount of the device's rental fee if radiographic evidence indicates that healing is not occurring at the fracture or fusion site when the device is used in accordance with the prescribed treatment protocol.

Production

         The Company generally designs, develops, assembles and tests all its products, but subcontracts the manufacture of component parts. Through subcontracting, the Company believes that it gains substantial operating flexibility in meeting demand while focusing its resources on product development and marketing.

         Although certain of its key raw materials are provided by a single source, the Company believes that alternate sources for these materials are available. Adequate raw material inventory supply is maintained to avoid product flow interruptions. The Company has never experienced any difficulty in obtaining the materials necessary to meet its production schedule. Nevertheless, any interruption in supply could have a material adverse effect on the Company.

         Orthofix's products are currently manufactured and assembled in the United States, Italy and the United Kingdom. The Company believes that its plant, and those of its subsidiaries, comply with the requirements of the FDA and all relevant regulatory authorities outside the United States. Orthofix actively monitors the manufacturing and quality standards and the product specification conformity of each of its subcontractors. See "-- Government Regulation."

Product Development

         Orthofix maintains a continuous interactive relationship with the main orthopedic centers in the United States, Europe, Japan, and South and Central America. Several of the products marketed by the Company have been developed through these collaborations. In addition, the Company regularly receives suggestions for new products from the scientific and medical community. The Company also receives a substantial number of requests for the production of customized items, some of which have resulted in new products. The Company believes that its policy of accommodating such requests enhances its reputation in the medical community.

         The Company's research and development departments are responsible for new product development and regularly consult with a group of internal and designated external experts. The expert group advises such departments on the long-term scientific planning of research and development and also evaluates the Company's research programs.

         The Company's expenditures for research and development totalled approximately $3.5 million, $4.9 million and $4.8 million in the fiscal years ended December 31, 1995, 1996 and 1997, respectively. See "Item 9.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Patents, Trade Secrets and Licenses

         Orthofix relies on a combination of patents, trade secrets, license agreements and non-disclosure agreements to protect its proprietary intellectual property. Orthofix owns numerous United States and foreign patents and has numerous pending patent applications and license rights to certain patents held by third parties. The Company's primary products are patented in all major markets in which they are sold. There can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect the Company's technology or to provide the Company with any competitive advantage. Third parties might also obtain patents that would require licensing by the Company for the conduct of the Company's business. The

Company relies on confidentiality agreements with certain employees, consultants and other parties, to protect, in part, trade secrets and other proprietary technology that it seeks to protect. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, that third parties will not otherwise gain access to the Company's trade secrets and proprietary knowledge, or that the Company can meaningfully protect its rights in patented proprietary technology.

         The Company licenses certain orthopedic products from third parties. The Company has acquired rights under such licenses in exchange for lump sum payments or arrangements under which it pays to the licensor a percentage of sales. The Company believes that its licensing arrangements are important to its business.

         The medical device market is characterized by substantial litigation regarding patent and other intellectual property rights. The Company does not believe that any of its fixator products infringe any existing patents but there can be no assurance that the Company has identified all patents that pose a risk of infringement. See "Item 3.
LEGAL PROCEEDINGS."

         Litigation, which could result in substantial costs to and diversion of effort by management of the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or techniques owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the patents or other proprietary rights of other entities. The resolution of these claims generally involves complex legal and factual questions and is highly uncertain. Adverse determinations in any litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

         In the external and internal fixation product area, the Company's principal competitors include Synthes AG Zimmer, Inc., Howmedica Inc., Smith & Nephew Richards and EBI MS.

         The Company's PEMF Products compete principally with similar products marketed by EBI MS, Bioelectron, Inc., OrthoLogic Corp., and Exogen, Inc.

         The Ogden Anchor, OSCAR and BoneSource compete principally with products produced by Mitek Surgical Products Inc., Biomet, Inc. ("Biomet"), and Norian Corporation, respectively.

         The Company does not believe that there are any non-pharmacological products rightfully competing with its A-V Impulse System. See "Item 3. LEGAL PROCEEDINGS."

         Although the Company's competitors include companies with significantly greater financial, manufacturing, marketing, distribution and technical resources, the Company believes that its competitive position is strong with respect to product features such as speed and ease of use, versatility, cost and patient acceptability. However, the Company generally does not attempt to compete for customers primarily seeking the lowest price. Overall cost and medical effectiveness, innovation, reliability, after-sales service and training are the most prevalent methods of competition in the markets for the Company's products, and the Company believes that it competes effectively in all of these areas, particularly with respect to cost savings resulting from the reduction of operating time and the avoidance of a second operative procedure for the removal of treatment devices.

Government Regulation

         Sales of orthopedic devices are subject to United States and foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals or clearances from regulatory authorities differs from country to country.

         Orthofix's products are subject to the regulatory powers of the FDA pursuant to the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetics Act (the "1976 Amendments"), the Safe Medical Devices Act of 1990, and regulations issued or proposed thereunder. With the exception of its PEMF Products, the Company's products fall into FDA classifications that require lesser review by the FDA pursuant to Section 510(k) of the 1976 Amendments. The Company's PEMF Products are classified as Class III by the FDA, and have been approved for commercial distribution in the United States following the submission of the required pre-market approval applications.

         The medical devices manufactured and marketed by Orthofix are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. While Orthofix believes that it has obtained all necessary clearances for the manufacture and sale of its products and that they are generally in compliance with applicable FDA and other material regulatory requirements, there can be no assurance that the Company will be able to continue such compliance. If the FDA came to believe that the Company was not in compliance with applicable law or regulations, it could institute proceedings to detain or seize the Company's products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against the Company, its officers or its employees and could recommend criminal prosecution to the Department of Justice. Additionally, the regulatory process may delay the marketing of new products for lengthy periods and impose substantial additional costs if the FDA lengthens review times for new devices.

         Moreover, foreign governmental authorities have become increasingly stringent in their regulation of medical devices, and Orthofix's products may become subject to more rigorous regulation by foreign governmental authorities in the future. Orthofix cannot predict whether United States or foreign government regulations may be imposed in the future that may have a material adverse effect on the Company. The European Commission ("EC") is currently harmonizing national regulations for the control of medical devices. Although certain EC regulations became effective on January 1, 1995, there is a transitional period ending June 13, 1998, after which time European medical device manufacturers must be in compliance. Under these new regulations, manufacturing plants must have received CE certification from a "notified body," in order to be able to sell products within the member states of the EU. Certification allows manufacturers to stamp the products of certified plants with a "CE" mark. Products covered by the EC regulations that do not bear the CE mark cannot be sold or distributed within the EU. Orthofix expects that certification will have been received by June 13, 1998 for all currently existing manufacturing facilities and products.

         The Company believes its operations are in material compliance with applicable law. The Company's ability to operate profitably depends in part upon the Company and its distributors' obtaining and maintaining all necessary certificates, permits, approvals and clearances from United States and foreign regulatory authorities and operating in compliance with applicable regulations.

Health Care Reform

         Several health care reform proposals have been discussed in the United States Congress, although no such legislation has yet been passed. These proposals generally attempt to maintain health care coverage while reducing total health care expenditures. Different proposals use various techniques to achieve these goals. The proposals considered in recent sessions of Congress include such features as universal health care coverage, mandatory employer health insurance premiums, global expenditure limits, procedures for the review of new technologies, portability of insurance coverage and the creation of large buying groups intended to have considerable purchasing power. In addition to proposed reforms at the federal level, certain states have already made significant changes to their Medicaid programs and have adopted health care reforms. A few other states have reform proposals under consideration. Implementation of health care reform may limit the price of, or the level at which reimbursement is provided for, the Company's products. In addition, health care reform initiatives may accelerate the growing trend toward involvement by hospital administrators, purchasing managers and buying groups in purchasing decisions. This trend is expected to lead to increased emphasis on the cost-effectiveness of any treatment regimen.

         These changes may also cause the marketplace in general to place increased emphasis on the utilization of minimally invasive surgical products and the delivery of more cost-effective medical therapies. As Orthofix's products are generally considered minimally invasive, this trend may have a beneficial impact on the Company over the long-term. However, certain health care reform initiatives, if enacted, may lead to increased expenses or reduced revenue in connection with bringing new products to market, which may create a disincentive towards technological innovation.

         Regardless of whether any additional reform proposals are ultimately adopted, the trend toward cost controls and the requirement of more efficient utilization of medical therapies and procedures is expected to continue. Similar initiatives to limit the growth of health care costs, including price regulation, are also underway in several other countries in which Orthofix currently does business. Orthofix is unable at this time to predict whether any such additional health care initiatives will be enacted or, if enacted, the final form such reforms would take or when such reforms would be implemented. Health care reform and the trend towards managed care may adversely affect the Company's sales.

Product Liability and Insurance

         The Company is subject to an inherent risk of product liability and other liability claims. Although the Company has not experienced any material product liability claims to date, a substantial product liability claim in the future could have a material adverse effect on the Company. The Company maintains product liability insurance coverage in amounts and scope that management believes are adequate. There can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, or at all.

Third Party Payors

         Orthofix's products are sold either directly or to its independent distributors and purchased by hospitals, doctors and other health care providers worldwide, who may be reimbursed for the health care services provided to their patients by third party payors, such as government programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs. Third party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods as determined by such third party payor, was investigational or was used for an unapproved indication. Also, third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's products will be considered cost-effective by third party payors, that reimbursement will be available or, if available, that the third party payors' reimbursement policies will not adversely affect the Company's ability to sell its products profitably. Although Orthofix and, to its knowledge, its distributors have not experienced a significant reimbursement problem to date, there can be no assurance that any of them will not do so in the future.

         The Company's products are sold in many countries with publicly funded healthcare systems. The ability of hospitals supported by such systems to purchase the Company's products is dependent, in part, upon public budgetary constraints.

Employees

         At December 31, 1997, Orthofix had 355 employees. The Company's relations with its Italian employees, who numbered 59 at December 31, 1997, are governed by the provisions of a National Collective Labor Agreement setting forth mandatory minimum standards for labor relations in the metal mechanic workers industry. The Company is not otherwise party to any collective bargaining agreement. The Company believes that it has good relations with its employees, many of whom have been granted share options. See "Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES." In connection with the restructuring of Orthofix Inc., 30 of Orthofix Inc.'s 250 employees were laid off in the first quarter of 1997.

Year 2000

         Orthofix has undertaken capital projects with respect to its information and communication systems, including upgrades of personal computer, management and accounting systems. The Company has established a procedure to evaluate and manage any problems that may arise in connection with Year 2000 software failures, that includes working with the manufacturers of the Company's software programs, with a view to ensuring that all date-sensitive software programs are identified and corrected by the end of 1998. The Company is also taking measures to coordinate Year 2000 compliance with its business partners, including suppliers, financial institutions and significant customers. Management does not expect that the Company will incur significant operating expenses in connection with Year 2000 compliance, and does not anticipate any material disruption to its operations or customer service as a result.

Economic and Monetary Union in the European Union

         Orthofix's European companies, including those in the United Kingdom, are preparing for the introduction of a single currency (the "Euro") in certain Member States of the EU in 1999. Preparations include upgrading information systems, where necessary, and training staff to handle Euro-denominated transactions, including dual currency transactions during the transition period between the commencement of economic and monetary union in 1999 and the first issue of Euro notes and coins in 2002. Orthofix does not expect that, in the short term, the introduction of the Euro will have a material adverse effect on the Company's financial condition or results of operations.


Item 2.           DESCRIPTION OF PROPERTY

         Certain of the Company's quality control, assembly, research and development and teaching facilities for fixation products are located in Verona, Italy, in a 38,000 square foot facility owned by Orthofix S.r.l., the Company's Italian subsidiary.

         PEMF Products and Osteogenics BoneSource are produced at Orthofix Inc.'s manufacturing, office and laboratory facility in Richardson, Texas. The Company leases approximately 96,000 square feet of space at this facility, of which 42,000 square feet is subleased to a third party. The lease has a current term expiring December 31, 2001 and provides for renewal options for up to 10 additional years.

         The Company believes that its facilities are suitable and adequate for the Company's purposes.


Item 3.           LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Company is a party or of which any of its property is subject, except as described below.

         Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc. ("KCI") alleging infringement of the patents relating to Novamedix's foot pump product, breach of contract, and unfair competition. Novamedix Limited v. Kinetic Concepts Inc., United States District Court for the Western District of Texas, San Antonio Division, Civil Action No. SA-92-CA-0177. In this action, trial of which is not expected to begin before the first quarter of 1998, Novamedix is seeking a permanent injunction enjoining further infringement, further breach of contract, and further unfair competition. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. See "Item 1. BUSINESS -- Patents, Trade Secrets and Licenses".

         Novamedix filed an action on June 10, 1994 against NDM Acquisition Corporation ("NDM AC") alleging infringement of the patents relating to Novamedix's foot pump product. Novamedix Limited v. NDM Acquisition Corporation, United States District Court for the Southern District of Ohio, Western Division at Dayton, Civil Action No. C-3-94-251. In this action, Novamedix sought a permanent injunction against NDM AC's patent infringement as well as monetary damages. NDM AC counterclaimed alleging the invalidity of the Novamedix patent. By order dated March 11, 1996, the district court entered a final judgment on consent finding the Novamedix patents valid and infringed, enjoining NDM from further acts of infringement and incorporating a settlement agreement between Novamedix and NDM AC. On May 13, 1996, Novamedix filed motions to enforce the final judgment and for preliminary injunction against NDM AC. On March 21, 1997, the district court entered judgment overruling Novamedix's motion to enforce the final judgment and overruling as moot its motion for a preliminary injunction. On April 21, 1997, Novamedix filed a notice of appeal. On March 6, 1998, the appeal was argued before the United States Court of Appeals for the Federal Circuit. See "Item 1, DESCRIPTION OF BUSINESS -- Patents, Trade Secrets and Licenses".

         Novamedix filed an action in the United Kingdom on October 4, 1994 against NDM (UK) Ltd. ("NDM UK") alleging patent infringement and tortious "passing off" by the sale and promotion of footpumps by NDM UK. Novamedix Limited v. NDM (UK) Ltd., Patents County Court in London, Action No. 94PAT0045. In this action, Novamedix sought a permanent injunction against NDM UK's infringement of two separate Novamedix patents, a permanent injunction against NDM UK's passing off, and monetary damages. NDM UK counterclaimed alleging the invalidity of the two patents. By a written order issued in January 1996, the trial court held that both patents (one of which was found invalid) were infringed and that NDM UK had passed off its foot pump, and enjoined such infringement and passing off and ordered the payment of monetary damages and 90% of Novamedix's costs (both to be determined by the Court if not agreed). In a ruling given on June 20, 1997, the Court of Appeal found that both patents had been infringed, but that both were invalid. NDM UK did not appeal against the injunction against passing off. The Court of Appeal further ordered that Novamedix pay two-thirds of NDM UK's costs of the action at first instance and the appeal and that NDM UK pay to Novamedix the costs of one aspect of the proceedings. Although Novamedix will have a net liability, this will not equate to two-thirds of NDM UK's actual costs. NDM UK have not yet started proceedings to recover any sums which may be due to them or set out with precision the sums which they believe are owed. The Court also held New Dimensions in Medicine Inc. ("NDM US") jointly and severally liable with NDM UK for the costs of the litigation. Such costs have now been secured pursuant to written agreements. See "Item 1, DESCRIPTION OF BUSINESS -- Patents, Trade Secrets and Licenses". An application has been made by Novamedix to amend one of the patents which was held by the Court of Appeal to be invalid.

         IMS, a subsidiary of the Company, filed an action on November 29, 1995 in the United States District Court for the District of New Jersey against Biomet and two of its subsidiaries, EBI MS and Electro-biology, Inc. ("EBI") (collectively, for purposes of this paragraph, "Defendants") alleging the failure to pay for Orthofix external fixation devices sold and delivered. Inter Medical Supplies Limited v EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., United States District Court for the District of New Jersey, Camden Division, Civil Action No. 95- 6035. Orthofix S.r.l. and Orthofix Inc. filed an action on December 4, 1995 in the United States District Court for the Northern District of Texas against the same Defendants alleging, inter alia, breach of the June 1, 1990 Distributor Agreement between Orthofix S.r.l. and EBI MS, breach of the 1983 and 1984 Agency Agreements between Orthofix S.r.l. and EBI MS, tortious interference with existing and prospective economic relations, trademark infringement, passing off, false advertising, unfair competition, and defamation. Orthofix Inc. and Orthofix S.r.l. v EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., United States District Court for the Northern District of Texas, Civil Action No. 395-CV2982-X. Those two actions were consolidated in the New Jersey District Court. On April 7, 1997, trial commenced before a jury. On June 2, 1997, the jury delivered its verdict. It determined that EBI MS breached the 1983 and 1984 Agency Agreements and the 1990 Distributor Agreement with Orthofix S.r.l.; that the Defendants tortiously interfered with the existing and prospective economic relations of Orthofix S.r.l., Orthofix Inc., and IMS; that the Defendants infringed Orthofix S.r.l.'s trademark; that the Defendants passed off medical devices not manufactured by Orthofix S.r.l. as genuine Orthofix external fixators; that the Defendants advertised their products falsely and competed unfairly; and that the Defendants defamed Orthofix S.r.l., Orthofix Inc., and IMS. The jury awarded Orthofix S.r.l., Orthofix Inc., and IMS compensatory damages in the amount of $48,000,000 and punitive damages in the amount of $100,600,000. In addition, the jury determined that EBI MS breached the sales contracts between IMS and itself and awarded IMS $875,399 in damages on its claim for goods sold and delivered. The jury rejected the Defendants' principal counterclaim - that Orthofix S.r.l. violated the New Jersey Franchise Practices Act. Although it determined that Orthofix S.r.l. breached the 1990 Distributor Agreement with EBI MS and that Orthofix S.r.l., Orthofix Inc., and IMS tortiously interfered with EBI MS's existing and prospective contractual relationships, it awarded the Defendants compensatory damages of $1.00 on those claims and rejected the Defendants' request for punitive damages. In addition, the jury awarded EBI MS $1.00 as a "set off" against IMS's claim for goods sold and delivered. On August 28, 1997, the district court denied defendants' motion for judgment as a matter of law and conditionally granted defendants' motion for a new trial as to punitive damages unless Orthofix accepted a remittitur of the jury's punitive damages award in excess of $50,000,000. On September 2, 1997, Orthofix accepted that remittitur. That same day, the district court entered an amended judgment in favor of Orthofix and against defendants in the amount of $98,875,397, plus post-judgment interest and costs. On September 26, 1997, defendants filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. On February 25, 1998, the Federal Circuit granted Orthofix's motion to transfer the appeal to the United States Court of Appeals for the Third Circuit. At the time of filing this annual report on Form 20-F, the Third Circuit has docketed the appeal but has not issued a briefing schedule. The appeals process may take two years to complete. The Company's financial statements do not reflect any adjustment for the jury's award. See "Item 1, DESCRIPTION OF BUSINESS - Patents, Trade Secrets and Licenses" and Note 19 to the Consolidated Financial Statements.

         Orthofix Inc. is a defendant in a lawsuit brought by Joseph Mooibroek, AME's former President and Chief Executive Officer, alleging wrongful termination of Mooibroek's employment agreement and various other claims. Joseph Mooibroek v. American Medical Electronics,et al., No. 94-4983-C, 68th Judicial District Court, Dallas County, Texas. Following trial in April and May 1997, a jury found that Mooibroek was entitled to recover $1,479,645 from Orthofix Inc. and $1,238,179 from the Directors. Before trial Orthofix Inc. indemnified the Directors against any recovery by Mooibroek. On June 26, 1997, final judgment was entered reducing the award against Orthofix Inc. to $679,645, which Orthofix Inc. has paid. The Directors have appealed the final judgment against them, and Mooibroek has appealed certain findings of the trial court in favor of Orthofix Inc. and the Directors. Resolution of those appeals may take more than a year. The Company believes that any liability ultimately resulting from this litigation will have no material adverse effect on The Company's financial condition. The Company's balance sheet as of December 31, 1997 contained a provision of $936,000 against potential liability arising as a result of this litigation. While there can be no assurance that such provision will cover all such liability, the Company believes that it will be adequate to cover any liability of the Company after the appeal process is complete.


Item 4.           CONTROL OF REGISTRANT

         To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any corporation or by any government. Set forth below is a table indicating (i) persons known by the Company to own more than 10% of the Common Shares, and (ii) the total amount of Common Shares owned by the directors and officers of the Company as a group, at May 15, 1998.

                    Identity of                          Amount
Title of Class      Person or Group                      Owned          (%)
--------------   ---------------------------------    ----------       ----
Common Shares    Electra Investment Trust PLC         1,697,000        12.8
Common Shares    Directors and Officers as a group    1,605,000        12.4
Common Shares    Fidelity Management & Research       1,689,270        13.0

         The Company does not know of any arrangements the operation of which may result in a change in its control.

Item 5.       NATURE OF TRADING MARKET

         The Common Shares are quoted on the Nasdaq National Market under the symbol OFIXF. The Common Shares were quoted initially in connection with the Company's Initial Public Offering completed in April 1992 (the "IPO").

         The high and low sales prices of the Common Shares on Nasdaq for the periods indicated, are set forth below:


                                                       High            Low
1996
First Quarter........................................ 10 1/2          5 5/8
Second Quarter....................................... 15 3/4          8 1/2
Third Quarter........................................ 11 1/2          7
Fourth Quarter....................................... 11 1/8          7 5/8

1997
First Quarter........................................  9 5/8          5 7/8
Second Quarter....................................... 12 3/4          7 1/4
Third Quarter........................................ 14 5/8          8 1/2
Fourth Quarter....................................... 14 1/4          9 1/4

1998
First Quarter........................................ 14              11
Second Quarter (through May 29, 1998)................ 14              11 3/4

Item 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

General

         Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to non-resident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to Orthofix's securities, Netherlands Antilles law and Orthofix's Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

Enforceability of Foreign Judgments

         The Company has been advised by its Netherlands Antilles counsel, Smeets Thesseling van Bokhorst Spigt, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

         The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will only accept a foreign judgment as evidence of a debt due if:
(i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

         Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Item 7.       TAXATION

         Under the laws of the Netherlands Antilles as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles do not impose a withholding tax on dividends paid by the Company. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States. Although the former tax treaty between the Netherlands Antilles and the United States has been abrogated, Article VIII and the ancillary provisions of said treaty remained in effect. Article VIII relates to the United States withholding tax on interest payments to the Netherlands Antilles, which, pursuant to such provision and for so long as the applicable treaty provision remains in force, is reduced from 30% to 0%, provided that election is made to be taxed in the Netherlands Antilles at the higher Netherlands Antilles tax rates on the interest received. The United States and the Netherlands Antilles have executed a protocol that would terminate Article VIII on the date upon which instruments of ratification are exchanged, which exchange occurred on December 30, 1996. After December 30, 1996, Article VIII continues to apply only to interest payments on debt instruments issued by a U.S. person on or prior to October 15, 1984 to a related controlled foreign corporation that was in existence prior to October 15, 1984. This exception does not apply to the Company.

Item 8.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 have been derived from the Company's audited Consolidated Financial Statements, which have been audited by Coopers & Lybrand, independent auditors. The financial data for the years ended December 31, 1997, 1996 and 1995 and at December 31, 1997, 1996 and 1995 should be read in conjunction with, and are qualified in their entirety by reference to, "Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 20-F. The Company's Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").


                                                                      Year ended December 31,
                                                       1997           1996            1995            1994           1993
                                                     (In thousands, except margin, share and per share data)
Consolidated operating results
Net sales........................................  $    89,963    $   77,221     $    52,272      $    39,634     $     31,423
Gross profit.....................................  $    64,597    $   53,770     $    33,491      $    26,543     $     21,872
Gross profit margin..............................           72%           70%             64%              67%              70%
Total operating income (expense)Notes 1, 2 and 3   $    10,058    $    4,530     $   (16,872)     $    11,684     $     10,686
Net income (loss)................................  $     3,069    $     (475)    $   (19,802)     $     9,062     $      7,673
Net income (loss) per Common Share (diluted).....  $      0.23    $    (0.04)    $     (1.78)     $      0.84     $       0.71

Consolidated financial position
(at year-end)

Total assets ....................................  $   112,948    $  113,057     $   103,958      $    56,740     $     48,117
Total debt.......................................  $    20,298    $   21,495     $    20,517      $     2,686     $      2,770
Shareholders' equity.............................  $    65,148    $   63,910     $    58,660      $    43,570     $     35,249
Weighted average number of
 Common Shares outstanding (diluted).............   13,211,397    12,673,319      11,113,604       10,820,078       10,798,029

---------------
Note 1: Operating (expense) for 1995 is after non-recurring charges of $24,300,000 -See Note 13 to the Consolidated Financial
        Statements.
     2: Operating income for 1996 is after restructuring charges of $2,211,000 -See Note 12 to the Consolidated Financial
        Statements.
     3: Operating income for 1997 is after restructuring charges of $1,010,000 -See Note 12 to the Consolidated Financial
        Statements.

         Orthofix International has never paid dividends to holders of its Common Shares. Orthofix International currently intends to retain all of its consolidated earnings to finance the continued growth of its business.

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

The following table presents certain items in the Company's income statements as a percentage of net sales for the periods indicated:

                                           Year ended December 31
                                           ----------------------
                                  1997              1996              1995
                                    %                 %                 %
---------------------------------------------------------------------------
Net sales                         100               100               100
Cost of sales                      28                30                36
---------------------------------------------------------------------------
Gross profit                       72                70                64
---------------------------------------------------------------------------
Expenses
Sales and marketing                36                38                27
General and administrative (1)     18                17                16
Research and development            5                 6                 7
---------------------------------------------------------------------------
Operating income (2)               12                 9                13
---------------------------------------------------------------------------
Net income (2)                      5                 2                 9
---------------------------------------------------------------------------

(1)      Includes amortization of intangible assets.
(2) Before restructuring charges in 1997 and 1996 of $1.0 and $2.2 million, respectively, and non-recurring charges in 1995 of $24.3 million - see Notes 12 and 13 to the Consolidated Financial Statements.

General

         On June 1, 1995, AME replaced EBI as the distributor of Orthofix's products in the United States upon expiry of EBI's distribution agreement on May 31, 1995. After June 1, 1995, EBI began to introduce its own range of external fixators into the United States market, while continuing to sell its existing inventory of Orthofix products. The Company has sued EBI for, among other matters, infringement of patents and passing off. On June 2, 1997, the jury in the trial of this case awarded Orthofix S.r.l. and Orthofix Inc. compensatory damages in the amount of $48,000,000 and punitive damages in the amount of $100,600,000. On August 28, 1997, the United States District Court for the District of New Jersey upheld the jury verdict as a matter of law and reduced the punitive damages to $50,000,000. On September 26, 1997, the defendants filed a Notice of Appeal. The appeal process may take up to two years to complete. See "Item 3 - LEGAL PROCEEDINGS".

         The acquisition of AME was consummated on August 21, 1995. The total purchase price for all issued and outstanding common shares of AME was $81.2 million, consisting of $47.7 million in cash and $33.5 million in common shares of the Company. The results of operations of AME, renamed Orthofix Inc., have accordingly been consolidated with those of the Company with effect from August 21, 1995.

         Following the appointment of Charles Federico in October, 1996, to the position of President of Orthofix Inc., a review of all of the Company's North American activities has taken place. This review has resulted in a significant restructuring of the Company's business in the United States. The Company's US sales force, which is now more incentive-based, has been reorganized to make it more focused on individual business sectors. Orthofix Inc. has further rationalized its overhead structure including premises, people and non-essential functions. The restructuring, which was substantially complete at March 31, 1997, resulted in a one-time charge of $3.2 million. Approximately $2.2 million, largely rental expense, was expensed in the fourth quarter of 1996 and $1.0 million, largely employee termination costs, in the first quarter of 1997.

1997 compared to 1996

         Net sales increased 17% to $90.0 million in 1997 compared to $77.2 million in 1996. Net sales in the United States in 1997 represented 60% of net sales, or $53.6 million, compared with 57% of net sales, or $44.0 million, in 1996. Outside the United States, there was an increase in net sales of 10% in 1997 compared with 1996, caused mainly by growth in sales of fixation products, the A-V Impulse System and the Laryngeal Mask. Sales outside the United States would have shown an increase of 13% if translated at 1996 exchange rates. In 1997, net sales of PEMF products and the A-V Impulse System increased by 19% and 21%, respectively.

         Sales and marketing, which represented 36% of net sales in 1997 compared to 38% in 1996, increased by $3.5 million in 1997 compared to 1996. This increase was largely due to increased costs resulting from the implementation of Orthofix Inc.'s plan following the restructuring, including an approximately 50% increase in its sales force.

         General and administrative expenses, which increased by $3.1 million from $9.3 million in 1996 to $12.4 million in 1997, represented 14% of net sales in 1997 compared to 12% in 1996. The increase of $3.1 million included litigation costs of $2.0 million expensed during the year. Exclusive of such costs, general and administrative expenses represented 12% of net sales in 1997. See "Item 3. LEGAL PROCEEDINGS."

         Research and development expenses were $4.8 million in 1997 compared to $4.9 million in 1996. In the second half of 1997, Orthofix Inc. successfully set up a joint facility dedicated to advanced research in orthopedic applications located at Wake Forest University's Bowman School of Medicine in Winston-Salem, North Carolina.

         Amortization of intangible assets was $3.8 million in 1997 compared to $3.8 million in 1996. See Note 13 to the Consolidated Financial Statements.

         In the first quarter of 1997, the Company expensed $1.0 million, largely termination costs, resulting from a reorganization of Orthofix Inc., which appointed a new President in October 1996. In the fourth quarter of 1996, the Company expensed $2.2 million resulting from the reorganization of Orthofix Inc.

         Net other expense increased from $1.3 million in 1996 to $2.0 million in 1997. This increase resulted principally from exchange profits in 1996 of $352,000 resulting primarily from the translation of current assets and liabilities from local currencies into dollars compared to exchange losses of $106,000 in 1997. Orthofix manages its exchange rate exposure by seeking to balance its non-dollar income and expenditure. The Company does not use derivatives to hedge foreign exchange exposure. A 1% change in interest would result in an increase (decrease) in annual interest charges of approximately $203,000.

         In 1997 and 1996, the effective rate of income tax, excluding restructuring charges of $1.0 million and $2.2 million, was 45% and 51%, respectively. The Company's effective tax rate remained high in 1997 principally due to non-deductible litigation expenses of $2.0 million. Excluding such expenses, the Company's effective tax rate would have been 40%. The Italian government has reduced statutory income tax rates from 53% to 41%, effective January 1, 1998.

         Net income for 1997 (before the restructuring charge of $1.0 million) was $4.1 million compared to $1.7 million (before the restructuring charge of $2.2 million) in 1996 giving diluted earnings per share of $0.31 on the basis of diluted average shares outstanding of 13.2 million in 1997 compared with diluted earnings per share of $0.13 on the basis of diluted average shares outstanding of 12.7 million in 1996.

1996 compared to 1995

         Net sales increased 48% to $77.2 million in 1996 compared to $52.3 million in 1995. Excluding sales of products introduced as a result of the Merger, the Company's net sales in 1996 would have been $45.4 million, an increase over 1995 of 7%. Sales of the Company's Fixation Products in the United States continued to be adversely affected by the transfer of distribution from EBI to AME with the result that sales of such products in the United States decreased by $5.7 million in 1996 compared to 1995. Net sales in the United States in 1996 represented 57% of net sales, or $44 million, compared with 47% of net sales, or $24.6 million, in 1995. Outside the United States, there was an increase in net sales of 15% in 1996 compared with 1995, caused mainly by growth in sales of external fixation products, the A-V Impulse System and the Laryngeal Mask.

         Sales and marketing represented 38% of net sales in 1996 compared to 27% in 1995. This increase was caused principally by the inclusion for the first time of a full year's results of Orthofix Inc. whose sales and marketing expenses have historically been higher as a percentage of sales than the comparable expenses of the Company prior to the Merger. Additionally, commission and royalty payments increased by a total of $1 million largely due to increased revenues generated by DMO and Novamedix. General and administrative expenses increased by $2.4 million from $6.9 million in 1995 to $9.3 million in 1996. This increase was due principally to the inclusion for the first time of the results of Orthofix Inc. for a full year. Research and development expenses increased by $1.4 million from $3.5 million in 1995 to $4.9 million in 1996. This increase was due principally to the inclusion for the first time of the results of Orthofix Inc. for a full year.

         Amortization of intangible assets increased from $1.4 million in 1995 to $3.8 million in 1996 largely due to the inclusion for the first time of a full year's amortization of goodwill of $30.6 million created and other assets purchased of $4.3 million following the Merger. Additionally, goodwill of $7.1 million was created following the payment on July 2, 1996 of deferred consideration related to the acquisition of Osteogenics by Orthofix Inc. in December 1994.

         In the fourth quarter of 1996, the Company expensed $2.2 million resulting from a reorganization of Orthofix Inc., which appointed a new President in October 1996. In the third quarter of 1995, at the time of the Merger, the Company expensed research and development costs carried at the time in the balance sheet of Orthofix Inc. The amount expensed, totalling $24.3 million, related entirely to Osteogenics and its principal product, the BoneSource material.

         Net other income decreased from net income of $280,000 in 1995 to a net expense of $1.3 million in 1996 largely resulting from the effect on the Company's cash position of the Merger. In 1995, the Company's effective tax rate (before non-recurring charges of $24.3 million) was 34%. In 1996, the rate increased to 51% (before restructuring charges of $2.2 million) principally due to the inclusion for the first time of a full year's results of Orthofix Inc. which reported losses for the period during which its results were consolidated. The Company's diluted net income and diluted net income per common share was $0.13 (before restructuring charges of $2.2 million) in 1996 compared to $0.40 in 1995 (before non-recurring charges of $24.3 million).

Liquidity and capital resources

         Cash and cash equivalents at December 31, 1997 were $4.1 million compared to $3.6 million at December 31, 1996, an increase of $527,000.

         Net cash provided by operating activities increased from $2.2 million in 1996 to $4.6 million in 1997, an increase of $2.4 million. Cash from operating activities in 1997 was provided by net income, after adjustments for non-cash items such as depreciation, amortization and provisions, of $12.8 million. The Company invested a net $8.2 million of this sum in working capital resulting in total net cash provided by operating activities of $4.6 million. Of the net $8.4 million invested in working capital, $7.0 million was used for trade accounts receivable.

         Net cash used for investing activities was $3.3 million in 1997 compared to $3.7 million in 1996. The Company used $2.7 million to purchase tangible assets and $731,000 to purchase intangible assets, principally patents.

         Net cash used for financing activities was $816,000 in 1997 compared to $1.9 million provided by financing activities in 1996. Cash used by financing activities in 1997 consisted principally of repayment of long-term debt of $3.4 million offset by increased borrowings under short-term lines of credit of $3.1 million.

         The Company believes that its current cash balances together with its projected cash flows, including net cash receivable in connection with the BoneSource licensing agreement with Howmedica, and existing lines of credit are sufficient to cover its anticipated capital needs and research and development costs during the next two fiscal years. See "Item 1, DESCRIPTION OF BUSINESS -- Recent Developments."

Dividend Policy

         The Company has no present intention to pay dividends.

         In the event that the Company decides to pay a dividend to shareholders with dividends received from its subsidiaries, it would, based on prevailing rates of taxation, be required to pay additional withholding and income tax at a combined rate of approximately 10% on such amount.

Inflation

         Inflation has not had a significant effect on the Company's results for the three years ended December 31, 1997.

Impact of Recently Issued Accounting Pronouncements

         In February 1997, the Financial and Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 "Earnings per share" ("SFAS 128") which specifies computation, presentation and disclosure requirements which are intended to increase the comparability of earnings per share data provided under United States generally accepted accounting principles with that provided on an international basis. Earnings per share ("EPS") under SFAS 128 are described as Basic EPS and Diluted EPS, as compared with the previous terminology of Primary EPS and Fully-diluted EPS. SFAS 128 is effective for accounting periods ending after December 15, 1997 and the Company has, therefore, adopted SFAS 128 during the year ended December 31, 1997. The adoption of SFAS 128 has not had a material impact on the Company's results of operations reported in the Consolidated Financial Statements.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a financial statement with the same prominence as other financial statements. Comprehensive income is defined as net income adjusted for changes in stockholders' equity resulting from events other than net income or transactions relating to an entity's capital instruments. Orthofix is required to adopt SFAS 130 effective January 1, 1998, with reclassification of financial statements for earlier years required. Orthofix is currently considering what impact, if any, SFAS 130 will have on its disclosure of comprehensive income.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments. Generally, SFAS 131 requires that financial information be reported on the basis that is used internally for evaluating performance. Orthofix is required to adopt SFAS 131 effective January 1, 1998, and comparative information for earlier years must be restated. This statement does not need to be applied to interim financial statements in the initial year of application. Orthofix is currently considering what impact, if any, SFAS 131 will have on its current segment reporting structure.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises current disclosure requirements for employers' pension and other retiree benefits. SFAS 132 does not change the measurement or recognition of pension or other postretirement benefit plans. The Company is required to adopt SFAS 132 effective January 1, 1998, with restatement of disclosures for earlier years required. Orthofix is currently considering what impact, if any, SFAS 132 will have on its disclosure of pension and other postretirement benefits.


Item 10.              DIRECTORS AND OFFICERS OF REGISTRANT.

Directors and Executive Officers

     The directors and executive officers of the Company are as follows:


    Name                      Age               Position
------------------------      ---    -------------------------------------------
Robert Gaines Cooper (1)      60     Chairman of the Board of Directors
Edgar Wallner                 61     President, Chief Executive Officer and
                                       Director
Peter Clarke                  56     Executive Vice President, Chief Financial
                                       Officer, Secretary and Director
Vittorio Pietropoli           57     Senior Vice President and Director
Charles Federico              49     Senior Vice President and Director
Robert Sentance               51     Controller
Jerry Benjamin (1)(2)         57     Director
Alberto d'Abreu de Paulo      59     Director
Frederik Hartsuiker           57     Director
Peter Hewett                  62     Deputy Chairman and Director
Julian Knott (1)(2)           47     Director
John Littlechild              46     Director
James Gero                    53     Director

(1)      Member of the Compensation and Benefits Committee
(2)      Member of the Audit Committee

         All directors hold office until the next annual general meeting of shareholders of Orthofix and until their successors have been elected and qualified. Officers of Orthofix serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of Orthofix.

         Mr. Gaines Cooper became Chairman of Orthofix in March 1992 and has been a Director of Orthofix since its formation in 1987. He is Managing Director of Chelle Plastics Ltd-Seychelles. Mr. Gaines Cooper is also Chairman of LMA International S.A., Jersey, Channel Islands. See "Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS".

         Mr. Wallner became a Director and President and Chief Executive Officer of Orthofix in March 1992 and has been President of Orthofix S.r.l. since its formation in 1987. From 1978 until 1987, he was Vice President of

European Operations for EBI, now a subsidiary of Biomet. From 1973 until 1978, he was Vice President of Marketing for Hydron Europe Inc., a soft contact lens manufacturer. Prior to 1973, Mr. Wallner spent 15 years with The Boots Company Ltd., a multinational pharmaceutical company. See "Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS".

         Mr. Clarke became a Director and Executive Vice President, Secretary and Chief Financial Officer of Orthofix in March 1992 and has been the Chief Financial Officer of Orthofix since January 1988. From 1985 to 1987, he was Finance Controller of EBI Medical Systems Ltd., a United Kingdom subsidiary of EBI. See "Item 13.
INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS".

         Mr. Pietropoli became a Director of Orthofix and Senior Vice President in March 1992 and has been the General Director of Orthofix S.r.l since 1987. From 1985 to 1987, he was a Management Consultant for the Banca Popolare di Verona.

         Mr. Federico became a Director of Orthofix in October, 1996 and has been the President of Orthofix Inc. since October 1996. From 1985 to 1996, Mr. Federico was the President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985 Mr. Federico served as Vice President of Dyonics, initially as Director of Marketing and subsequently as General Manager. Previously, he held manufacturing and marketing positions with General Foods Corporation, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation.

         Mr. Sentance joined Orthofix as Financial Controller in January 1991. From 1989 until 1990, Mr. Sentance was acting Finance Director of Downland Estates Plc. From 1983 until 1989, he was Finance Director of Colefax & Fowler Group Plc.

         Mr. Benjamin became a non-executive Director of Orthofix in March 1992. He has been a General Partner of Advent Limited, a venture capital management firm in London since 1985. Mr. Benjamin is a Director of Professional Staff plc and a number of private health care companies.

         Mr. d'Abreu de Paulo became a non-executive Director of Orthofix in March 1992 and has been associated with Orthofix since its formation in 1987 as the President and Managing Director of First Independent Trust (Curacao) N.V., a director of Orthofix until February 28, 1992. Mr. d'Abreu de Paulo is a tax attorney in private practice and a member of the Audit Court of the Netherlands Antilles.

         Mr. Hartsuiker became a non-executive Director of Orthofix in March 1992 and has been a Director of Orthofix International B.V. since 1987. Mr. Hartsuiker is a director of New Amsterdam Cititrust B.V. in The Netherlands.

         Mr. Hewett became the Deputy Group Chairman of Orthofix and Chairman of the Board of Orthofix Inc. in March 1998. He has been a non-executive Director of Orthofix since March 1992. Previously, Mr. Hewett served as the Managing Director of Caradon Plc, Chairman of the Engineering Division, Chairman and President of Caradon Inc., Caradon Plc's United States subsidiary and a member of the Board of Directors of Caradon Plc of England. In addition, he was responsible for Caradon Plc's worldwide human resources function, and the development of its acquisition opportunities.

         Mr. Knott became a non-executive Director of Orthofix in March 1992. From 1987 to 1993, Mr. Knott was a Director of Orthofix International B.V. He is a Director of Electra Fleming Limited, an international private equity house based in London whose principal client is Electra Investment Trust Plc. Prior to 1987, he was a Vice President of Citibank, N.A.

         Mr. Littlechild became a non-executive Director of Orthofix in 1987 and a Director of Orthofix Inc. in 1995. He has served as a General Partner of the General Partner funds of each of the HealthCare Partners, a United States venture capital fund, since 1991. From 1985 to 1991, he was a Senior Vice President of Advent International Corporation. Mr. Littlechild is a Director of Virus Research Institute, Inc., LeukoSite Inc. and Diacrin, Inc. as well as other privately held HealthCare companies.

         Mr. Gero became a non-executive Director of Orthofix in February 1998. Mr. Gero became a Director of AME in 1990 and served subsequently as a Director of Orthofix Inc. He is the Chairman and Chief Executive Officer of each of Sierra Technologies Inc. and Sierra Networks Inc. and a Director of each of Spar Limited, Leslie Building Products Inc. and Drew Industries Inc.

         In 1992, the Board of Directors established a Compensation and Benefits Committee. The Board of Directors does not maintain a Nominating Committee or a committee performing similar functions. The Compensation and Benefits Committee establishes salaries, incentives and other forms of compensation for directors, officers and other employees of the Company, administers the Company's share option plans and recommends policies relating to incentive compensation and benefit plans. The Audit Committee reviews the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and the independent auditors. The Board of Directors may establish additional committees from time to time.


Item 11.              COMPENSATION OF DIRECTORS AND OFFICERS.

         During 1997, an aggregate amount of approximately $1.5 million was paid by Orthofix to its directors and executive officers as a group (13 persons) for services rendered in all capacities. This amount includes $16,000 paid by Orthofix in 1997 to provide pension, retirement or similar benefits for all directors and officers. Orthofix anticipates that for 1998 the aggregate compensation to be paid to its directors and executive officers as a group (13 persons) will be approximately $1.8 million.

         Mr. Wallner's employment contract with Orthofix International N.V. expired in March 1995. As of May 15, 1998, Mr. Wallner continues to work without a new contract, but on the terms of his expired employment agreement. No director or executive officer of the Company has an employment contract that binds the Company for a period longer than one year.


Item 12.         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         The total amount of Common Shares called for by all outstanding options and options subject to shareholder ratification held by directors and officers as a group as of May 15, 1998 was 1,922,750.

Share Option Plans

         The following is a summary description of certain provisions of the Company's share option plans.

         Staff Share Option Plan. Pursuant to the Company's Staff Share Option Plan (the "Staff Plan"), the Company's employees, including the Company's directors and executive officers, and certain other persons directly or indirectly related to the Company's business, have been granted options to purchase an aggregate of 1,288,000 Common Shares (representing approximately
10 % of the Common Shares outstanding) at a weighted average exercise price of approximately $5.61 per Common Share. Of these, options for 411,800 Common Shares have been exercised as of May 15, 1998. Option grants under the Staff Plan were made in 1988, 1989, 1990, 1991, 1995, 1996 and 1997. The Board of
Directors intends to seek the approval of the shareholders for an increase in the size of the Staff Plan at the Annual General Meeting to be held in the third quarter of 1998.

         Options under the Staff Plan are currently exercisable with respect to 54% of the total number of Common Shares subject to option. The Board of Directors has the authority to accelerate the exercise date of options, or make such other adjustments as it considers appropriate, in the event of a change in control of the Company. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee. Staff Plan options will expire on June 30, 2002, or earlier in certain circumstances.

         Executive Share Option Plan. The Company's Executive Share Option Plan (the "Executive Plan") was adopted by the Board of Directors and approved by the shareholders in March 1992. An aggregate 1,845,000 Common Shares have been reserved for issuance under the Executive Plan. The Executive Plan is administered by the Board of Directors.

         Options covering an aggregate of 1,575,000 Common Shares were awarded by the Board of Directors in March 1992 to three executive officers of the Company. Options covering an aggregate of 370,000 Common Shares have since been awarded by the Board of Directors to certain employees and non-executive directors of the Company. All Executive Plan options have a per share exercise price of $14.40 (120% of the offering price in the Initial Public Offering).

         Fifty percent of each grant of Executive Plan options are characterized as "Service Options" which generally vest in 20% increments on the first through fifth anniversaries of the date of grant, provided the option holder is employed by Company at such anniversary date. The remaining Executive Plan options are characterized as "Performance Options" which will vest on the tenth anniversary of the date of grant, provided the option holder remains in the employ of the Company at such anniversary date. Performance Options will vest earlier, however, upon the satisfaction of a performance condition linked to the market price of the Common Shares. Specifically, Performance Options will vest in 25% increments each time the average price of the Common Shares on the Nasdaq National Market System over a period of 180 days (the "Average Price") attains a whole number multiple of $12.00, the public offering price of the Common Shares in the IPO. Thus, 25% of the outstanding Performance Options will vest if the Average Price equals or exceeds $24.00, another 25% will vest if the Average Price equals or exceeds $36.00, and so on. This performance-based vesting, however, is qualified by the condition that an employee can vest in Performance Options covering no more than 25% of the total number of Performance Options granted to him for each full or partial year of service with the Company from April 24, 1992.

         Both Service Options and Performance Options will expire on the twelfth anniversary of the Initial Public Offering.

         No Common Shares remain available for future grants under the Executive Plan. The Board of Directors intends to seek the approval of the shareholders of an increase in the size of the Executive Plan at the Annual General Meeting to be held in the third quarter of August, 1998.

         AME Incentive Stock Option Plans. All options on AME Common Stock outstanding under AME's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1990 Incentive Plan (the "1990 Plan") immediately prior to the merger of AME with Othello were assumed by Orthofix and converted into options to purchase Common Shares. Options under the 1983 Plan have a weighted average exercise price of approximately $21.27 per Common Share at prices ranging from $3.45 to $24.57 per Common Share; options under the 1990 Plan have a weighted average exercise price of approximately $17.63 per Common Share at prices ranging from $9.49 to $28.24 per Common Share. The exercise prices of all such options were adjusted to take account of the merger.

         Options granted under both the 1983 Plan and the 1990 Plan expire ten years after the date of grant unless earlier exercised. The last options granted under the 1983 Plan are scheduled to expire in 2002, while the last options granted under the 1990 Plan are scheduled to expire in 2005. Currently, 5,192 options are outstanding under the 1983 Plan, all of which are exercisable, and 65,234 options are outstanding under the 1990 Plan, all of which are exercisable.

         AME Warrants. Warrants to purchase 320,000 shares of AME Common Stock (the "AME Warrants") were also assumed by Orthofix pursuant to the merger of AME with Othello and became exercisable for Common Shares after adjustment to take account of the merger. At May 15, 1998, AME Warrants to purchase 185,592 Common Shares were currently exercisable, and expire on various dates through December 2003. The exercise price for the AME Warrants ranges from $11.85 to $30.60 per Common Share.


Item 13.              INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Certain directors of Orthofix own beneficial interests in Aida Prodotti Medicali S.r.l ("Aida"). Aida owns the distribution rights in Italy to the Laryngeal Mask (used to administer anaesthesia) produced by The Laryngeal Mask Company Ltd., and in 1992 Aida awarded the distribution rights for the Laryngeal Mask in Northern Italy to DMO. With effect from January 1, 1995, such rights were extended to the whole of Italy. A trust, of which Mr. Gaines Cooper is settlor, owns a 40% interest in LMA International S.A. ("LMA") , which owns 100% of Aida. Until November 1995, when they sold their interests, Mr. Wallner and Mr. Clarke held 10% and 5% beneficial interests in Aida, respectively. In exchange for the award of distribution rights to DMO, Aida was permitted to purchase a 20% beneficial interest in DMO.

         On October 27, 1993, Orthofix International B.V. acquired a 62% interest , and Intavent Limited a 38% interest, in Intavent Orthofix. Mr. Gaines Cooper is the settlor of a trust that owns a 33% interest in Intavent Limited. Intavent Orthofix distributes the Laryngeal Mask, supplied by Intavent Limited, in the United Kingdom. In connection with this transaction, Orthofix International B.V. extended an interest-free loan to Intavent Orthofix in the amount of approximately $2,600,000. Of this amount, $2,229,079 has been repaid. In addition, Intavent Orthofix issued an interest-bearing unsecured convertible loan note in the amount of approximately $625,000 to Intavent Limited. In the event that an offer is accepted by shareholders to sell more than 50% of the outstanding Intavent Orthofix shares, Intavent Limited may convert the note into additional Intavent Orthofix shares (at approximately $390 per share) to increase its ownership interest to 48% of Intavent Orthofix and may also acquire an additional 200 shares of Intavent Orthofix from Orthofix for approximately $390 per share, bringing its interest in Intavent Orthofix to 50%. Beginning January 1, 1998, Intavent Limited may at any time prior to January 1, 2008 convert the note into Intavent Orthofix shares as described above.

         Arrow Medical Limited ("Arrow") supplies impads for use with the A-V Impulse System to Novamedix Distribution Limited. Mr. Gaines Cooper is the settlor of a trust which owns 40% of LMA. Mr. Gaines Cooper is Chairman of LMA, which owns a 30% interest in Arrow. Mr. Wallner is the settlor of a trust which owns a 10% interest in Arrow.

         Since its inception, the Company has maintained a policy that all transactions among the Company and its officers, directors and other affiliates
(i) be approved by the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, the Company adopted in March 1992 a policy that all transactions among the Company and its officers, directors and other affiliates must be approved by a majority of the disinterested members of the Company's Board of Directors.

                                     PART II


Item 14.           DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III


Item 15.           DEFAULT UPON SENIOR SECURITIES

     None.


Item 16.           CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                     SECURITIES


     None.


                                     PART IV


Item 17.           FINANCIAL STATEMENTS

         Not applicable.


Item 18.           FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related Notes thereto, as required by this Item, are contained at pages F-1 through F-31 hereof.


Item 19.           FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements and related schedule, together with the report of Coopers & Lybrand are filed as part of this Annual Report on Form 20-F in Item 18:

      Report of the Independent Auditors
      Consolidated Balance Sheets as of December 31, 1997 and 1996. Consolidated Statements of Operations for the three years ended
        December 31, 1997.
      Consolidated Statements of Changes in Shareholders' Equity for the
        three years ended December 31, 1997.
      Consolidated Statements of Cash Flows for the three years ended
        December 31, 1997.
      Notes to Consolidated Financial Statements.
      Schedule 1 - Condensed Financial Information of Registrant

         The Company agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the Company that are not filed as exhibits to this Annual Report on Form 20-F.

                           ORTHOFIX INTERNATIONAL N.V.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ORTHOFIX INTERNATIONAL N.V.


                                       By: /s/ PETER CLARKE
                                           ----------------------------------
                                           Name:  Peter Clarke
                                           Title: Secretary

Date: 11th June, 1998

                           ORTHOFIX INTERNATIONAL N.V.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Index
                                                                       Page

Report of the independent accountants                                   F-2

Consolidated balance sheets at December 31, 1997 and 1996               F-3

Consolidated statements of operations for the three years
 ended December 31, 1997                                                F-5

Consolidated statements of changes in shareholders' equity
 for the three years ended December 31, 1997                            F-6

Consolidated statements of cash flows for the three years
 ended December 31, 1997                                                F-7

Notes to the consolidated financial statements                          F-9

Schedule 1 - condensed financial information of registrant              S-1

                           ORTHOFIX INTERNATIONAL N.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Shareholders
Orthofix International N.V.

We have audited the accompanying consolidated balance sheets of Orthofix International N.V. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 listed in the index on page F-1 of this Form 20-F. Our audit also included
Schedule I on S-1. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthofix International N.V. and subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with United States generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.







                                                      /s/ Coopers & Lybrand
                                                          COOPERS & LYBRAND




London, England
March 31, 1998 except for note 22, as to which the date is May 15, 1998.

                           ORTHOFIX INTERNATIONAL N.V.

                           CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1997 and 1996


                                                         December 31
(U.S. Dollars, in thousands)                         1997            1996
----------------------------------------------       ----            ----

Assets
Current assets:
  Cash and cash equivalents                     $    4,131       $    3,604
  Restricted cash                                      780                -
  Trade accounts receivable, less allowance
    for doubtful accounts of $4,199 and
    $4,110 at December 31, 1997
    and 1996, respectively                          27,046           24,005
  Inventories                                       11,874           12,261
  Other current assets                               4,632            4,673
                                                 ---------        ---------
  Total current assets                              48,463           44,543

Property, plant and equipment, net                   8,951            9,534
Patents and other intangible assets, net             6,042            6,434
Goodwill, net                                       49,492           52,546
                                                 ---------        ---------
  Total assets                                  $  112,948       $  113,057
                                                 =========        =========




The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

                        as of December 31, 1997 and 1996

                                                            December 31
(U.S. Dollars, in thousands, except share data)         1997            1996
-------------------------------------------------   ------------     ---------

Liabilities and shareholders' equity
Current liabilities:

  Bank borrowings                                  $   7,309       $    5,013
  Current portion of long-term debt                    3,550            3,561
  Trade accounts payable                               6,259            6,255
  Other current liabilities                           13,195           13,645
                                                   ---------         --------
  Total current liabilities                           30,313           28,474

Long-term debt                                         9,439           12,921
Deferred income taxes                                  1,313            1,747
Long-term rental liabilities, net                      1,296            1,553
Deferred compensation                                    724              686
Minority interests                                     4,715            3,766
                                                   ---------         --------
  Total liabilities                                   47,800           49,147
                                                   ---------         --------

Commitments and contingencies (notes 14 and 19)

Shareholders' equity:
  Common shares $0.10 par value
  Authorized:     30,000,000   (1996: 30,000,000)
  Issued:         13,120,040   (1996: 13,048,048)          1,312        1,305
  Outstanding:    12,959,700   (1996: 12,887,708)
  Additional paid-in capital                              63,332       62,984
Less: 160,340 Treasury shares, at cost (1996: 160,340)    (1,387)      (1,387)
                                                       ---------     --------
                                                          63,257       62,902
  Retained earnings                                        4,313        1,244
  Cumulative currency translation adjustments             (2,422)        (236)
                                                       ---------     --------
  Total shareholders' equity                              65,148       63,910
                                                       ---------     --------
Total liabilities and shareholders' equity            $  112,948   $  113,057
                                                       =========    =========


The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1997, 1996 and 1995


(U.S. Dollars, in thousands,
except share and per share data)                            1997            1996             1995
---------------------------------------------------      ---------     -----------      -----------
Net sales                                            $    89,963       $    77,221      $    52,272
Cost of sales                                             25,366            23,451           18,781
                                                      ----------        ----------       ----------
Gross profit                                              64,597            53,770           33,491

Operating expenses
     Sales and marketing                                  32,538            29,025           14,264
     General and administrative                           12,365             9,346            6,872
     Research and development                              4,840             4,883            3,521
     Amortization of intangible assets                     3,786             3,775            1,406
     Non-recurring charges                                     -                 -           24,300
     Restructuring charges                                 1,010             2,211                -
                                                      ----------        ----------       ----------
                                                          54,539            49,240           50,363
                                                      ----------        ----------       ----------
     Total operating income (expense)                     10,058             4,530          (16,872)

Other income (expense)
     Interest income                                         117               238            1,161
     Interest expense on bank loans                       (1,962)           (1,765)            (862)
     Foreign exchange gain (loss)                           (106)              352               13
     Loss on disposal                                         (7)             (132)             (32)
                                                      ----------        ----------       ----------
     Net other income (expense)                           (1,958)           (1,307)             280
Equity in net loss of affiliate                                -                 -              (62)
                                                      ----------        ----------       ----------
     Net income (loss) before income taxes and
     minority interests                                    8,100             3,223          (16,654)
Income tax expense                                        (4,081)           (2,785)          (2,564)
                                                      ----------        ----------       ----------
     Net income (loss) before minority interests           4,019               438          (19,218)
Minority interests                                          (950)             (913)            (584)
                                                      ----------        ----------       ----------
Net income (loss)                                    $     3,069       $      (475)     $   (19,802)
                                                      ==========        ==========       ==========
Net income (loss) per common share - basic           $      0.24       $    (0.04)      $    (1.78)
                                                      ==========        ==========       ==========
Net income (loss) per common share - diluted         $      0.23       $    (0.04)      $    (1.78)
                                                      ==========        ==========       ==========
Weighted average number of common shares - basic      12,932,807        12,673,319       11,113,604
                                                      ==========        ==========       ==========
Weighted average number of common shares - diluted    13,211,397        12,673,319       11,113,604
                                                      ==========        ==========       ==========

The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
              For the years ended December 31, 1997, 1996 and 1995


                                                                                                    Cumulative
                             Number of                                     Treasury                 currency
(U.S. Dollars, in thousands, Outstanding     Common     Additional         shares       Retained    translation
except share data)           Common shares   shares     paid-in capital    (at cost)    earnings    adjustments   Total
------------------           -------------   ------     ---------------    ----------   --------    -----------   -----
At December 31, 1994         10,275,400       $1,043       $24,327        $(1,387)     $21,521      $(1,934)     $43,570
Net loss                              -            -             -              -      (19,802)            -     (19,802)
Translation adjustment                -            -             -              -            -          221          221
2,202,055 common shares
issued                        2,202,055          221        34,450              -            -             -      34,671
                              ---------       ------        ------        -------     --------      ---------    -------

At December 31, 1995         12,477,455        1,264        58,777         (1,387)       1,719       (1,713)      58,660
Net loss                              -            -             -              -         (475)            -        (475)
Translation adjustment                -            -             -              -            -        1,477        1,477
410,253 common shares
issued                          410,253           41         4,207              -            -             -       4,248
                             ----------       ------       -------        -------     --------      --------     -------

At December 31, 1996         12,887,708        1,305        62,984         (1,387)       1,244         (236)      63,910
Net income                            -            -             -              -        3,069             -       3,069
Translation adjustment                -            -             -              -            -       (2,186)      (2,186)
71,992 common shares
issued                           71,992            7           348              -            -             -         355
                             ----------       ------       -------        -------     --------      --------     -------
At December 31, 1997         12,959,700       $1,312       $63,332        $(1,387)      $4,313      $(2,422)     $65,148
                             ==========       ======       =======        ========    ========      ========     =======



The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1997, 1996 and 1995

(U.S. Dollars, in thousands)                                              1997          1996         1995
------------------------------------------------------------------      ------         -----        -----
Cash flows from operating activities:
     Net income (loss)                                                  $3,069     $    (475)   $ (19,802)
                                                                         -----        ------       ------
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
     Non-recurring charges                                                   -             -       24,300
     Depreciation and amortization                                       6,493         6,169        2,157
     Provision for deferred compensation                                   144           137          106
     Provision for losses on inventories                                     -           599        1,356
     Provision for losses on trade accounts receivable                   2,336         1,863          624
     Provision for restructuring costs                                       -         2,072            -
     Loss on sale of fixed assets                                           41           132           32
     Deferred taxes                                                       (205)          311          255
     Minority interest in net income of consolidated subsidiaries          950           913          584
     Equity in net loss of affiliate                                         -             -           62
Changes in operating assets and liabilities:
     Increase in accounts receivable                                    (6,964)       (5,487)      (1,007)
     Increase in inventories                                              (531)       (3,041)      (2,638)
     (Increase) decrease in other current assets                           (59)        1,409         (179)
     Increase in trade accounts payable                                    492           203        1,607
     Decrease in other current liabilities                              (1,119)       (2,653)      (2,781)
                                                                       -------       -------      -------
                  Total adjustments                                      1,578         2,627       24,478
                                                                       -------       -------      -------
Net cash provided by operating activities                                4,647         2,152        4,676
                                                                       -------       -------      -------

Cash flows from investing activities:

     Acquisition of subsidiaries, net of cash acquired                       -          (487)     (34,376)
     Capital expenditure                                                (3,394)       (3,237)      (2,869)
     Proceeds from sale of equipment                                        51            53          130
     Proceeds from sale of product lines                                     -             -        2,200
                                                                       -------      --------      -------
Net cash used for investing activities                               $  (3,343)    $  (3,671)    $(34,915)
                                                                       -------      --------      -------



The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

              For the years ended December 31, 1997, 1996 and 1995

(U.S. Dollars, in thousands)                                  1997       1996       1995
-------------------------------------------------------      ------      -----      -----
Cash flows from financing activities:
     Net proceeds from issue of common shares             $    355   $    216    $ 1,173
     Repayment of loans                                     (3,444)    (4,735)    (3,006)
     Proceeds from borrowings                                3,053      2,356     18,677
     Restricted cash                                          (780)       214         (8)
                                                            ------     ------     ------
Net cash provided by (used in) financing activities           (816)    (1,949)    16,836
                                                            ------     ------     ------
Effect of exchange rate changes on cash                         39         26        (42)
                                                            ------     ------     ------
Net (decrease) increase in cash and cash equivalents           527     (3,442)   (13,445)
Cash and cash equivalents at the beginning of the year       3,604      7,046     20,491
                                                            ------     ------     ------
Cash and cash equivalents at the end of the year          $  4,131   $  3,604    $ 7,046
                                                            ======     ======     ======

Supplemental disclosure of cash flow information

Cash paid during the year for:
  Interest                                                $  1,625   $  1,333    $   696
  Income taxes                                            $  3,431   $  3,912    $ 3,045


Supplemental schedule of non-cash investing and financing activities

On August 21, 1995 the Company purchased all of the capital stock of American Medical Electronics, Inc. ("AME") for $81.2 million. In conjunction with the acquisition, part of the purchase consideration was financed through the issuance of common shares for $33.5 million (see note 13).

On September 12, 1995, the Company purchased a further 16% of the shares of Novamedix Limited (an affiliate) through the issuance of a loan note for $1.5 million (see note 13).

On July 2, 1996, the Company issued common shares, loan notes, warrants and other non-cash instruments in settlement of deferred consideration due under the December 1994 Osteogenics acquisition agreement (see note 13):

                  Issuance of equity                                 $   4,032
                  Assumption of debt                                     3,029
                  Expenses related                                          81
                                                                   -----------
                  Goodwill recognized                                $   7,142
                                                                     ---------


The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of business

The Company and subsidiaries are principally involved in the development, manufacture, marketing and distribution of advanced products for bone-healing and less invasive medical devices.

1        Accounting policies

(a)      Basis of consolidation

         The consolidated financial statements include the financial statements of the Company and its directly and indirectly wholly-owned and majority-owned subsidiaries as follows:

         Orthofix International B.V. (The Netherlands)
         Orthofix Inc. (U.S.A.)
         Osteogenics Inc. (U.S.A.)
         Orthofix S.r.l. (Italy)
         Orthofix Limited (United Kingdom)
         Inter Medical Supplies Limited (Cyprus)
         Novamedix Limited (United Kingdom)
         Novamedix Services Limited (United Kingdom)
         Orthosonics Limited (United Kingdom) 70%
         Intavent Orthofix Limited (United Kingdom) 62%
         Colgate Medical Limited (United Kingdom) 62%
         Novamedix Distribution Limited (Cyprus) 80%
         D.M.O. S.r.l. (Italy) 70%

         The equity method of accounting is used when the Company has a 20% to 50% interest in other companies. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these companies. All significant intercompany transactions, profits and balances have been eliminated in the consolidated financial statements.

         The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the date of their acquisition or up to the date of their disposal.

(b)      Foreign currency translation

         The accounts of the Company's foreign subsidiaries are recorded using the local currency as the functional currency. The Company applies Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" relative to the translation of foreign currency financial statements into US dollars and accounting for foreign currency transactions. Under this statement, all balance sheet accounts, except shareholders' equity, are translated at year end exchange rates and revenue and expense items are translated at weighted average, rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in operations. Gains and losses resulting from the translation of foreign currency financial statements are accumulated directly in the cumulative currency translation adjustments component of shareholders' equity.

(c)      Inventories

         Inventories are valued at the lower of cost or estimated net realizable value, after provision for obsolete items (refurbishment and lost field-items). Cost is determined on a weighted-average basis which approximates the FIFO method. The valuation of work-in-progress and finished goods includes the cost of materials, labour and production. Demo inventory is expensed when provided to sales representatives.

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

(d)      Reporting currency

         The reporting currency is the United States Dollar.

(e)      Property, plant and equipment

         Property, plant and equipment is stated at cost less accumulated depreciation, except for land which is not depreciated. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets which are as follows:

                                                        Years
                                                        -----
         Buildings                                 25 to 33-1/3
         Plant and equipment                            4 to 10
         Furniture and fixtures                          5 to 8
         Other                                                5

         Expenditures for maintenance and repairs and minor renewals and improvements which do not extend the life of the respective assets are expensed. All other expenditures for renewals and improvements are capitalized. The assets and related accumulated depreciation are adjusted for property retirements and disposals, with the resulting gain or loss included in operations. Fully depreciated assets remain in the accounts until retired from service.

(f)      Intangible assets

         Intangible assets consist of goodwill, patents and other assets. Goodwill represents the excess of the cost of acquired businesses over the fair market value of the net assets acquired and is amortized using the straight-line method over twenty years. Management continually re-evaluates the propriety of the carrying value of goodwill and other intangibles as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying value and/or revisions of estimated useful lives. In determining any impairment of goodwill, the Company assesses the projected future cashflows from each intangible asset on a non-discounted basis. Any impairments would be recognised in operating results if a diminution in value were to occur. Acquired patents are recorded at fair value based on an independent appraisal and are amortized over the shorter of the economic life or ten years. Other assets consist primarily of assets acquired in the August 1995 acquisition of Orthofix Inc. and are amortized over 12 years. The costs of internally developed intangible assets are expensed as incurred.

(g)      Revenue recognition

         Sales are recognized as income in the period in which the products are delivered. Sales exclude any value added or other local taxes, intercompany sales and trade discounts. Revenues are reduced for estimated returns under the Company's limited guarantee programs and estimated cancellations at the time the products are shipped. Revenues related to customer co-payments are recognized when received.

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

(h)      Research and development costs

         Expenditures for research and development are expensed as they are incurred.

(i)      Income taxes

         The consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are recognized for differences between the book values and the tax basis of the assets and liabilities and are adjusted for tax law and rate changes.

(j)      Concentration of credit risk

         The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

         The Company invests its excess cash in deposits with major banks. The Company has not experienced any losses on its deposits.

(k)      Net income per common share

         Net income (loss) per common share is calculated in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share". Net income (loss) per common share - basic is based on the weighted average number of common shares outstanding during each of the respective years. Net income (loss) per common share
         - diluted is based on the weighted average number of common and common equivalent shares outstanding during each of the respective years. Common equivalent shares represent the dilutive effect of the assumed exercise of certain outstanding share options (see note 21).

         The weighted average number of shares - basic used in the computation of the net income (loss) per share were 12,932,807, 12,673,319 and 11,113,604 for 1997, 1996 and 1995, respectively.

         The weighted average number of common shares - diluted used in the computation of the net income (loss) per share were 13,211,397, 12,673,319 and 11,113,604 for 1997, 1996 and 1995, respectively.
         Differences between basic and diluted shares result solely from the assumed exercise of certain outstanding share options.

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

(l)      Cash and cash equivalents

         For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(m)      Use of estimates in preparation of financial statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(n)      Financial Instruments

         All of the financial instruments, as defined by Statement of Financial Accounting Standard No. 107, "Disclosures about fair value of Financial Instruments" (SFAS 107), are stated at carrying values which approximate their fair values at the balance sheet dates.

(o)      Impact of recently issued pronouncements

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 "Earnings per share" ("SFAS 128") which specifies computation, presentation and disclosure requirements which are intended to increase the comparability of earnings per share data provided under United States generally accepted accounting principles with that provided on an international basis. In general, earnings per share ("EPS") under SFAS 128 are described as Basic EPS and Diluted EPS, as compared with the former terminology of Primary EPS and Fully-diluted EPS. SFAS 128 is effective for accounting periods ending after December 15, 1997 and will require restatement of earnings per share data presented in respect of previous years. Management estimates that there are no significant differences between Basic and Diluted EPS data as calculated in accordance with SFAS 128 and the 1996 and 1995 EPS amounts formerly disclosed in the consolidated financial statements.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a financial statement with the same prominence as other financial statements. Comprehensive income is defined as net income adjusted for changes in stockholders' equity resulting from events other than net income or transactions related to an entity's capital instruments. The Company is required to adopt SFAS 130 effective January 1, 1998, with reclassification of financial statements for earlier years required. The Company is currently considering what impact, if any, SFAS 130 will have on its disclosure of comprehensive income.

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments. Generally SFAS 131 requires that financial information be reported on the basis that is used internally for evaluating performance. The Company is required to adopt SFAS 131 effective January 1, 1998, and comparative information for earlier years must be restated. The Company is currently considering what impact, if any, SFAS 131 will have on its current segment reporting structure.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which revises current disclosure requirements for employers' pension and other retiree benefits. SFAS 132 does not change the measurement or recognition of pension or other post-retirement benefit plans. The Company is required to adopt SFAS 132 effective January 1, 1998, with restatement of disclosures for earlier years required. The Company is currently considering what impact, if any, SFAS 132 will have on its disclosure of pension and other post-retirement benefits.

(p)      Reclassifications

         Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

                           ORTHOFIX INTERNATIONAL N.V.

2        Restricted cash

                                                           December 31
(In thousands)                                           1997         1996
--------------------------------------------           -------------------

Restricted cash                                     $     780    $       -
                                                        =====        =====

In September 1996, the sum of $214,000 pledged as collateral for the bank overdraft of Novamedix Limited, a subsidiary in the United Kingdom, was redeemed. In August 1997, Orthofix Inc. purchased a bond for the sum of $780,000 to be used in settlement of the directors judgement in the lawsuit brought by AME's former president and chief executive officer (see Note 19).

3        Inventories

                                                            December 31
(In thousands)                                           1997         1996
--------------------------------------------           -------------------

Raw materials                                       $   1,222    $   1,635
Work-in-process                                         1,315        2,189
Finished goods                                          6,990        8,013
Field inventory                                         3,581        1,658
Less reserve for refurbishment, obsolescence and
  lost field units                                     (1,234)      (1,234)
                                                       ------       ------
                                                    $  11,874    $  12,261
                                                       ======       ======

Demo inventory expense for 1997, 1996 and 1995 was $373,000, $72,000 and $443,000, respectively.

4        Other current assets

                                                          December 31
(In thousands)                                         1997         1996
--------------------------------------------         -------------------

Refundable sales tax                              $     908    $     794
Prepaid income taxes                                  1,954        2,607
Prepayments                                           1,343          781
Other receivables                                       427          491
                                                      -----        -----
                                                  $   4,632    $   4,673
                                                      =====        =====

                           ORTHOFIX INTERNATIONAL N.V.

5        Investment in and advances to affiliate

In 1995, the Company acquired a further 36% of the issued share capital of Novamedix Limited (NL), increasing its holding to 80% of the outstanding shares. Accordingly, the Company's interest in NL changed from an equity investment to a majority owned subsidiary. The consolidated financial statements reflect the appropriate accounting implications of this change.

In 1996, the Company purchased the remaining 20% of NL's outstanding share capital and, as of December 31, 1997 and 1996, held 100% of the issued share capital of NL.

6        Property, plant and equipment

                                                 December 31
(In thousands)                                 1997         1996
----------------------------------------------------------------

Cost
Building                                  $   3,101    $   3,321
Plant and equipment                           8,946        8,534
Furniture and fixtures                        3,321        2,633
                                             ------        -----
                                             15,368       14,488

Accumulated depreciation                      6,417        4,954
                                              -----        -----
                                          $   8,951    $   9,534
                                              =====        =====

At December 31, 1997, 1996 and 1995 the Term Note and Revolver described in note 11 are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company.

Depreciation expenses for 1997, 1996 and 1995 were $2,691,000, $2,393,000 and
$1,346,000, respectively.

                           ORTHOFIX INTERNATIONAL N.V.

7        Patents and other intangible assets

                                                         December 31
(In thousands)                                         1997         1996
--------------------------------------------   -------------------------

Cost

Patents                                           $  12,600   $   13,739
Other                                                 4,700        4,784
                                                     ------       ------
                                                     17,300       18,523
Accumulated amortization

Patents                                              10,275       11,484
Other                                                   983          605
                                                     ------       ------
                                                  $   6,042   $    6,434
                                                     ======       ======


8        Goodwill
                                                         December 31
(In thousands)                                         1997         1996
--------------------------------------------     -----------------------


Goodwill - cost                                   $  58,762   $   58,577
Accumulated amortization                              9,270        6,031
                                                     ------       ------
                                                  $  49,492   $   52,546
                                                     ======       ======

In 1996, the payment of deferred consideration relating to the earlier acquisition of Osteogenics resulted in the recognition of additional goodwill of $7.1 million which is being amortized over 20 years.

                           ORTHOFIX INTERNATIONAL N.V.

9        Bank borrowings

                                                           December 31
(In thousands)                                          1997         1996
--------------------------------------------          -------------------


Borrowings under lines of credit                   $   5,309   $    5,013
Borrowings under revolving credit facility             2,000            -
                                                      ------       ------
                                                   $   7,309   $    5,013
                                                      ======       ======


Weighted average interest rate at year end:             1997         1996
                                                   ---------   ----------

                                                           %            %
         Bank borrowings                                8.62         9.42
         Current maturity long term debt                7.68         7.75

In addition to the $5.0 million revolving credit facility described in note 11, of which $2.0 million had been drawn down at December 31, 1997 (1996: $0), the Company had unused lines of credit of $6.1 million (1996: $5.2 million). The terms of these lines of credit give the Company the option to borrow amounts in Italy at rates to be determined individually and from time to time with the banks concerned.

10       Other current liabilities

                                                          December 31
(In thousands)                                         1997         1996
--------------------------------------------         -------------------


Accrued expenses                                  $   5,777   $    6,928
Salaries and related taxes payable                    2,520        1,519
Other payables                                        3,053        3,137
Income taxes payable                                  1,733        2,042
Deferred income taxes                                   112           19
                                                     ------       ------
                                                  $  13,195   $   13,645
                                                     ======       ======

                           ORTHOFIX INTERNATIONAL N.V.

11       Long-term debt

                                                               December 31
(In thousands)                                              1997         1996
--------------------------------------------              -------------------

Note payable to bank                                   $   8,211   $   10,947

Long term obligations, net of an
    unamortized discount of $832 (1996: $893)              3,996        4,692

Loan repayable in instalments commencing in 1995.
    The original interest rate of 2.2%
    increased to 8.76% in 1996.                              157          197

Loannote in favor of related party (see note 18)
    repayable at par on January 1, 2008. The
    interest rate is LIBOR which was approximately
    7.75% at December 31, 1997 (1996: 7.06%).                625          625

Other                                                          -           21
                                                          ------       ------
                                                          12,989       16,482
Less current portion                                      (3,550)      (3,561)
                                                          ------       ------
                                                       $   9,439   $   12,921
                                                          ======       ======


Note payable to bank consists of a drawdown under a $20 million credit arrangement comprising a $15 million term note (the "Term Note"). The Company also has a $5 million revolving credit facility (the "Revolver"). The Term Note bears interest at either the current prime rate, at December 31, 1997, or the London Inter Bank Offered Rate (LIBOR). The Term Note and Revolver are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company.

Certain restrictive covenants reside at the Company's reporting level, with other restrictive covenants residing with Orthofix Inc. The most restrictive covenant precludes the transfer to the Company from Orthofix Inc. of an amount exceeding 10% of total assets of the Company in any one year or exceeding 25% of total assets of the Company during the period of the Term Note. At December 31, 1997 the amounts were $11.3 million (1996: $11.3 million) and $28.2 million (1996: $28.3 million), respectively.

                           ORTHOFIX INTERNATIONAL N.V.

11       Long-term debt (continued)

Borrowings of $8,211,000 and $10,947,000 under the Term Note bearing interest at 7.44% were outstanding as of December 31, 1997 and 1996, respectively. Annual maturities of the Term Note are $2,736,000 due in quarterly instalments beginning in March 1996. As of December 31, 1997, there were $2,000,000 in borrowings under the revolving credit facility bearing interest at 7.72%. The credit arrangement matures on August 21, 2000.

At December 31, 1996 the Company was in technical default under the terms of the credit arrangement. As of May 22, 1997, the Company obtained a waiver for the violations which occurred in the year ended December 31, 1996. In addition, effective May 22, 1997, certain financial covenants within the credit agreement were amended including a decrease in minimum EBITDA requirements and fixed charge coverage requirements and a decrease in current ratio requirements.

Long-term obligations include a note for $2.3 million (1996: $2.8 million) and consulting/noncompete agreements for $1.1 million (1996: $1.4 million) issued in connection with the acquisition of Osteogenics in December 1994. These obligations have aggregate annual maturities of approximately $800,000 through 1999 and bear interest at 8.5%. In 1995, the Company issued a loan note in connection with the acquisition of 16% of the share capital of Novamedix Limited. This loan note of $1,480,000 is redeemable by December 31, 2010 if not redeemed earlier upon the occurrence of certain conditions and has been discounted at 6.75%.

The aggregate maturities of long-term debt for the five years after December 31, 1997 are $3,554,500, $3,556,000, $691,000, $348,000 and $0 respectively.



12       Long term rental liabilities, net

During the latter part of 1996, the Company reviewed all of its activities at Orthofix Inc. resulting in a 1996 restructuring charge of $2.2 million of which $1.8 million relates to rental liabilities. Additionally, further restructuring charges, covering severance payments of approximately $1.0 million, were incurred in the first quarter of 1997.

                                                            December 31
(In thousands)                                            1997         1996
--------------------------------------------            -------------------


Long term rental liabilities, net                    $   1,559   $    1,754
Less: Current portion                                     (263)        (201)
                                                        ------       ------
                                                     $   1,296   $    1,553
                                                        ======       ======

                           ORTHOFIX INTERNATIONAL N.V.

13       Acquisition of subsidiaries

There were no acquisitions of subsidiaries in 1997.

Effective February 1, 1996, the Company acquired the remaining 20% of the issued share capital of Novamedix Limited for $200,000. On January 28, 1996 the Company acquired 100% of the issued share capital of Novamedix Services Limited for $76,000.

On August 21, 1995 (the acquisition date), the Company acquired substantially all the outstanding stock of AME and merged AME into Orthofix Inc. Prior to the merger, Orthofix Inc. had no operating activity. The principal terms of the acquisition included cash payments of approximately $47.5 million and the issuance of approximately 1.95 million shares of the Company's common stock totalling approximately $33.5 million. Additionally, the Merger Agreement provides for contingent payments of an Earnout of up to $6 million and Bonus of up to $12 million to be paid on a pro rata basis to holders of AME stock, or certain other rights to receive AME stock, as of July 14, 1995. Paid or not the Earnout payments are contingent upon the attainment of certain thresholds by the Company in 1995 (including AME prior to the acquisition date), 1996 and/or 1997, including: (i) gross revenues, (ii) gross revenues derived from sales of AME products (as defined in the Merger Agreement), or (iii) net income. Payment of the Bonus is contingent on the exceeding of certain gross revenue thresholds by the Company in 1995 (including AME prior to the acquisition date), 1996 and/or 1997. The Earnout and Bonus, if paid, would be paid in cash, common stock of the Parent or a combination thereof on a Payout Date defined in the Merger Agreement. The contingent consideration described above, if paid, would have resulted in the Company recording additional goodwill. No amounts have been paid as of December 31, 1997.

The acquisition of Orthofix Inc. generated a one-time charge to earnings for the cost of purchased research and development projects of approximately $24.3 million in the period from the acquisition date to December 31, 1995. The technological feasibility of these research and development projects had not been established.

A summary of the purchase price allocation for the 1995 purchase of Orthofix Inc. is as follows:

(In thousands)


Working Capital, other than cash                     $   3,304
Intangible assets                                        4,823
Furniture and equipment                                  4,664
Goodwill                                                54,859
Other liabilities                                         (933)
                                                        ------
    Purchase price, net of cash received             $  66,717
                                                        ======

The acquisitions have been accounted for by the purchase method of accounting, and accordingly the purchase prices have been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the dates of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill which is being amortized over 20 years. The results of operations of acquired subsidiaries have been included in the statement of operations from the dates of acquisition.

                           ORTHOFIX INTERNATIONAL N.V.

13       Acquisition of subsidiaries (continued)

In December 1994, AME acquired all of the outstanding common stock of Osteogenics, Inc., a development stage company that holds an exclusive license from the American Dental Association Health Foundation for technology to develop patented calcium phosphate formulations. The Company obtained U.S. Food and Drug Administration (FDA) clearance in July 1996 to market formulations for craniofacial reconstruction applications. With the attainment of FDA approval, additional consideration was paid as follows: 338,622 shares of common stock of the Company valued at approximately $3,725,000; warrants to purchase up to 92,796 shares of the Company at exercise prices between $18.11 and $30.61 per share; additional liabilities of $3,077,000 relating to a note and a consulting agreement issued in connection with the acquisition; and cash payments of approximately $81,500. The attainment of FDA approval resulted in the Company recording additional goodwill of approximately $7,150,000 in the year ended December 31, 1996.

The following table represents the results of operations for the year ended December 31, 1995 as though Orthofix Inc. and Novamedix Limited had been acquired at January 1, 1995.

                                             The       Orthofix     Novamedix   Combined
(In thousands, except per share data)    Company            Inc.      Limited  Adjustments     Total
-------------------------------------    -------      -----------  ---------- ------------   ----------
Net Sales                                $   52,272   $  32,815    $  4,486   $  (18,517)    $ 71,056

Net Income (loss)                        $  (19,802)  $ (28,941)   $   (155)  $   26,062     $(22,836)

Net Income (loss) per common share       $    (1.78)        N/A         N/A          N/A     $  (2.05)

                           ORTHOFIX INTERNATIONAL N.V.

14       Lease commitments

Orthofix Inc. has entered into certain operating leases for facilities and equipment. The primary operating lease is for the Company's facility in Richardson, Texas. The lease has a remaining term of four years and provides renewal options of up to ten additional years. Orthofix Inc. is responsible for insurance, taxes and maintenance for the majority of its leases.

Rent expense under the Company's operating leases for the year ended December 31, 1997 and 1996 and the period from August 21, 1995 to December 31, 1995 was approximately $1,029,000, $1,075,000 and $445,000 respectively. Future minimum lease payments as of December 31, 1997 under all operating leases are as follows:

(In thousands)
------------------------------
     1998                                                $   1,357
     1999                                                    1,363
     2000                                                    1,307
     2001                                                    1,307
     2002 and later years                                      112
                                                            ------
     Total                                               $   5,446
                                                             =====

During the latter part of 1996, Orthofix Inc. implemented a restructuring program which resulted in recognition of $1,754,000 of rental obligations. The current portions are $263,000 and $201,000 and the long-term portions are $1,296,000 and $1,553,000 as of December 31, 1997 and 1996, respectively.

15       Net sales

Analysis of net sales by geographic destination:

                                    Year ended December 31
(In thousands)                 1997            1996            1995
---------------------     ---------        --------      ----------

North America             $  53,114        $ 44,238      $   24,220
Europe                       29,721          26,909          23,459
Other                         7,128           6,074           4,593
                             ------          ------          ------
Total net sales           $  89,963        $ 77,221      $   52,272
                             ======          ======          ======

In 1995, 9% of net sales was made to a United States distributor.

                           ORTHOFIX INTERNATIONAL N.V.

16       Business segment information

The Company and its subsidiaries operate in one business segment, the manufacture and sale of medical equipment.

Net sales and operating income, and identifiable assets net of intercompany accounts, as of and for the three years ended December 31, 1997 of the Company and its subsidiaries according to their geographic location are:

                              Net sales                    Operating income/(expense)                Identifiable assets
(In thousands)      1997         1996        1995         1997        1996          1995         1997        1996         1995
                    ----         ----        ----         ----        ----          ----         ----        ----         ----
Europe
-U.K.             $ 15,655    $  15,745    $ 11,416     $ 1,016     $  1,130     $  1,060     $  12,984    $ 12,418     $ 17,595
-Italy              24,832       24,640      21,853       5,609        5,500        5,409        25,867      25,142       18,757
-Cyprus             19,673       24,023      24,123       3,992        9,191        9,913        35,289      31,357        3,657

U.S.A.              44,155       36,499      11,051       2,271       (8,274)     (31,951)       41,456      43,808       57,563

Netherlands and
Netherlands
Antilles           --           --          --           (2,830)      (3,017)      (1,303)       (2,648)        332        6,386

Intercompany
sales              (14,352)     (23,686)    (16,171)         --           --           --            --          --           --

Total             $ 89,963    $  77,221    $ 52,272     $10,058     $  4,530     $(16,872)    $ 112,948   $ 113,057    $ 103,958
                =================================================================================================================

There are no sales made by the Netherlands Antilles company.

17       Income tax expense

The Company and each of its subsidiaries are taxed at the rates applicable within each respective company's jurisdictions. The composite income tax rate will vary according to the jurisdictions in which profits arise.

Income tax expense comprises:
                                               Year ended December 31
(In thousands)                           1997            1996            1995
---------------------------------   ---------        --------      ----------

Italy           - Current           $   3,267        $  1,265      $    1,263
                - Deferred               (195)            311             277
Cyprus          - Current                 190             218             371
U.K.            - Current                 819             991             674
                - Deferred                  -               -             (22)
Other           - Current                   -               -               1
                                       ------          ------          ------
                                    $   4,081        $  2,785      $    2,564
                                    =========        ========      ==========

Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes.

                           ORTHOFIX INTERNATIONAL N.V.

17       Income tax expense (continued)

The tax effects of the significant temporary differences which comprise the deferred tax liabilities and assets are as follows:

                                                        December 31
                                                        (In thousands)

                                                   1997                1996
                                                   ----                ----

Deferred tax liabilities
Goodwill                                      $    (350)         $     (577)
Patents                                            (479)               (576)
Inventories                                        (275)               (362)
Depreciation                                       (547)               (542)
Other                                              (232)               (272)
                                                 ------              ------
                                                 (1,883)             (2,329)
                                                 ------              ------
Deferred tax assets
Compensation                                        215                 717
Inventories and related reserves                  2,645               3,642
Allowance for doubtful accounts                     991                 748
Accrued expenses                                    345                 320
Net operating loss carry forwards                   971                 263
Restructuring charges                               576                 738
Other                                               824                 584
                                                 ------              ------
                                                  6,567               7,012

Valuation allowance                              (5,997)             (6,449)
                                                 ------              ------
                                                    570                 563
                                                 ------              ------
Net deferred tax liability                    $  (1,313)         $   (1,766)
                                                 ------              ------

The deferred tax provisions in respect of goodwill arise in a foreign subsidiary and relate to tax effects of the amortization of goodwill which is deductible for income tax purposes over a period of five years and which is charged against operating results over a period of twenty years. At December 31, 1997 and December 31, 1996, the Company has net operating loss carry forwards from its United States operations of approximately $1,192,000 and $692,000 respectively that will expire on December 31, 2012 and 2011, respectively.

Income tax expense differs from the amount computed by applying the respective statutory income tax rates in each jurisdiction to the income of each group company due to the following:

                                           Year ended December 31
(In thousands)                       1997            1996            1995
-----------------------------   ---------        --------      ----------
Statutory tax:
Italy           (53%)           $   2,867        $  2,570      $    2,850
Cyprus          (4%)                  160             381             456
U.K.            (33%)*                675           1,050             510
                                   ------          ------          ------
                                    3,702           4,001           3,816
Other differences                     379          (1,216)         (1,252)
                                   ------          ------          ------
Income tax expense              $   4,081        $  2,785      $    2,564
                                =========        ========      ==========

* The statutory tax rate in the UK was reduced from 33% to 31% from March 31, 1997. The income tax expense for UK subsidiaries has been calculated on a weighted average tax rate for the year.

                           ORTHOFIX INTERNATIONAL N.V.

17       Income tax expense (continued)

Income tax charged during the year on inter-group stock profits arising from the sale of inventories from one subsidiary to another and which have not been sold to third parties at the year end has been deferred (written back) in the twelve months ended December 31, 1997, 1996 and 1995, this amounted to $(566,000), $1,178,000 and $1,166,000 respectively.

Since the Company plans to continue to finance foreign operations and expansion through reinvestment of undistributed earnings of its foreign subsidiaries (approximately $55.7 million at December 31, 1997) no provisions are made for United States or additional foreign taxes on such earnings. When the Company identifies exceptions to the general reinvestment policy, additional taxes are provided.

18       Related Parties

The following related party balances and transactions as of and for the three years ended December 31, 1997 between the Company and affiliated companies, between the Company and other companies in which executive directors have an interest, and between the Company and a principal owner of the Company, are reflected in the consolidated financial statements.

(In thousands)                1997            1996            1995
---------------------    ---------        --------      ----------

Revenues                 $     794        $    115      $       29
Purchases                $  11,530        $  6,778      $    5,475
Accounts payable         $   1,428        $  1,221      $      910
Accounts receivable      $     206        $     67      $        8

On October 27, 1993 Intavent Orthofix Limited (IOL) acquired 100% of the issued share capital of Colgate Medical Limited for $6,448,000. As part of the purchase consideration of $6,448,000, IOL issued an unsecured convertible loan note of $625,000 bearing interest of 6.25% per annum to Intavent Limited. Mr Gaines Cooper is the settlor of a trust which owns a 33% interest in Intavent Limited. Subject to certain conditions being met, the loan note holders may convert to shares in Intavent Orthofix Limited at any time between January 1, 1998 and January 1, 2008.

                           ORTHOFIX INTERNATIONAL N.V.

19       Commitments and contingencies

A line of credit of $7.7 million (Lit. 13.7 billion) is collateralized by the net assets of a subsidiary. Outstanding advances under this line of credit at December 31, 1997 and 1996 were $4.7 million (Lit. 8.4 billion) and $4.4 million (Lit. 6.8 billion) respectively.

As of July 26, 1997, Orthofix International N.V. has been granted a four year option to purchase a further 15% of the shares in Orthosonics Limited. As of the same date, the original vendors have been granted a four year option to request Orthofix International N.V. to purchase the remaining 15% of the shares. The purchase price for both Orthofix International N.V. and the original vendors is based on a multiple (equal to half of the Company's average price earnings ratio in the 180 days preceding the exercise date) of the net income of Novamedix Distribution Limited in the twelve month period preceding the exercise date.

As a result of IRS audits for the year end of December 31, 1992-August 21, 1995, Orthofix Inc. has paid taxes in the amount of $825,000 and related interest expense of $130,000. Those liabilities are the result of pre-merger activities, and are therefore items that have effected the purchase price allocation of goodwill. Interest due on the outstanding liability prior to the merger is a component of goodwill. Interest accrued from August 21, 1995, the date of the final payment of December 12, 1997 is an operating expense.

Litigation

The Company, in the normal course of its business, is involved in various lawsuits from time to time. Novamedix Services Limited is currently pursuing an action against Kinetic Concepts Inc. for patent infringement in the United States. On November 29, 1995 Intermedical Supplies Limited filed an action against Biomet Inc. ("Biomet") and against EBI Medical Systems Inc. ("EBI MS") and Electro-Biology Inc. ("EBI"), both subsidiaries of Biomet, alleging breach of contract. Orthofix S.r.l. and Orthofix Inc. also filed an action against Biomet, EBI and EBI MS alleging breach of contract, violations of trade secrets, patent and trademark infringement, fraud and tortious interference with contract. EBI filed a counterclaim against the Company. On June 2, 1997, the jury in such trial found, among other things, that EBI had breached its distributor agreement with Orthofix S.r.l. and awarded the Company's subsidiaries that were plaintiffs in the action a total of $48,875,399 in compensatory damages and $100,600,000 in punitive damages. On July 15, 1997, the trial judge rendered a judgment in favour of the Company in the amount of $149,475,399, and subsequently entered into an amended judgment in favour of the Company in the amount of $98,875,397. EBI filed a notice of appeal on September 26, 1997. The jury verdict remains subject to appeal, a process that may take more than a year. Management cannot estimate the ultimate outcome of these proceedings or the impact it will have on the financial statements of the Company. Accordingly, no recognition has been made in the financial statements for such award.

Orthofix Inc. is a defendant in a lawsuit brought by AME's former president and chief executive officer (The Plaintiff) related to the termination of his employment with AME. On May 19, 1997, the jury in such trial found that AME had failed to comply with the employment agreement and awarded damages of $1,479,645 against Orthofix Inc. The jury also found that certain directors of AME had tortiously interfered with the employment agreement and awarded damages of $1,238,179 against the directors. On September 12, 1997, the trial court entered judgment that the Plaintiff recover $679,645 plus prejudgment interest from Orthofix Inc., which has been paid and $1,238,179 plus prejudgment interest from the directors. An appeal of the judgment against the directors is currently pending. The Company believes that any liability resulting from this litigation will have no material adverse effect on the Company's financial condition.

In management's opinion, the Company is not currently involved in any other legal proceeding, individually or in the aggregate, that will have a material effect on the financial position, liquidity or operating results of the Company.

                           ORTHOFIX INTERNATIONAL N.V.

19       Commitments and contingencies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. Cash investments are primarily in money market funds. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the Company's customer base. Certain of these customers rely on third party healthcare payers, such as private insurance companies, to make payments to the Company on their behalf. The Company maintains an allowance for losses based on the expected collectibility of all accounts receivable.

20       Pensions and deferred compensation

Orthofix Limited and Intavent Orthofix Limited contribute to defined contribution pension plans for all employees meeting minimum age and service requirements. The companies make contributions to the plans based on annual determinations by the Board of Directors. The companies' expenses for the pension contributions during 1997, 1996 and 1995 were approximately $76,000, $64,000 and $89,000 respectively.

Orthofix S.r.l. contributes to a defined contribution pension plan for all employees meeting minimum service requirements. The contributions are fixed by statute and are calculated as a percentage of gross annual salary costs. The Company's expenses for these pension contributions during 1997, 1996 and 1995 were approximately $38,000, $38,000 and $53,000 respectively.

Orthofix Inc. sponsors a defined contribution benefit plan (the "401(k) Plan") covering substantially all full time employees. The 401(k) Plan allows for participants to contribute up to 15% of their pre-tax compensation, subject to certain limitations, with the Company matching 100% of the first 2% of the employee's base compensation and 50% of the next 4% of the employee's base compensation if contributed to the 401(k) Plan. During the years ended December 31, 1997, 1996 and the period from August 21, 1995 to December 31, 1995, expenses incurred relating to the 401(k) Plan, including matching contributions, were approximately $338,000, $323,000 and $109,000, respectively.

Under Italian Law, Orthofix S.r.l. and D.M.O. S.r.l. accrue, on behalf of their employees, deferred compensation which is paid on termination of employment. Each year's provision for deferred compensation is based on a percentage of the employees' current annual remuneration plus an annual charge. Deferred compensation is also accrued for the leaving indemnity payable to agents in case of dismissal which is regulated by a national contract and is equal to approximately 3.5% of total commissions earned from the Company. The Company's expenses for deferred compensation during 1997, 1996, and 1995 were approximately $165,000, $157,000 and $134,000, respectively. Deferred compensation payments of $25,000, $20,000 and $28,000 were made in 1997, 1996 and 1995, respectively. The year-end balance represents the amount which would be payable if all the employees and agents had terminated employment at that date.

                           ORTHOFIX INTERNATIONAL N.V.

21       Staff and executive share option plans and warrants

At December 31, 1997, the Company had four stock-based compensation plans, which are described below. The Company applies APB 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation charges for stock-based compensation under these four plans been determined consistent with SFAS 123, the Company's net income (loss) and net income (loss) per common share for the years ended December 31, 1997, 1996 and 1995 would have been equal to the pro forma amounts indicated below:

                                                   1997        1996      1995
                                                 -------    --------   --------
(In thousands except per share data)

Net income (loss)
        As reported                              $ 3,069    $   (475)  $(19,802)
        Pro forma                                $ 2,529    $ (1,060)  $(20,375)
Net income (loss) per common share - basic
        As reported                              $  0.24    $  (0.04)  $  (1.78)
        Pro forma                                $  0.20    $  (0.08)  $  (1.83)
Net income (loss) per common share - diluted
        As reported                              $  0.23    $  (0.04)  $  (1.78)
        Pro forma                                $  0.19    $  (0.08)  $  (1.83)

The fair value of each option under the Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995 respectively: dividend yield of 0%, 0% and 0%; expected volatility of 45%, 45% and 45%; risk-free interest rates of 6.32%, 6.07% and 6.58%; and expected lives of 4.71, 4.37 and 4.57 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Staff Share Option Plan

The Staff Stock Option Plan ("Staff Plan") is a fixed stock option plan which was adopted in April, 1992. Under the Staff Plan, the Company may grant options to its employees for up to 1,068,600 shares of common stock at the estimated fair market value of such options at the date of grant. Options vest based on years of service with all options to be fully vested within five years from date of grant. Options granted under the Staff Plan expire on June 30, 2002 unless earlier exercised. At December 31, 1997, 103,100 of the share options granted in 1997 are subject to shareholders' ratification at the Annual General Meeting.

AME 1983 and 1990 Plans

Under the terms of the Merger Agreement in which the Company acquired AME, all options for AME common stock still outstanding under the 1983 Plan and the 1990 Plan (hereinafter collectively referred to as the "AME Plan") were assumed at the effective time of the Merger by the Company and are exercisable for common shares in accordance with their terms and after adjustment to reflect the exchange ratio. After such adjustment immediately following the Merger, options granted under the AME Plan totalled 624,794, of which 234,290 remained outstanding. Options granted under the AME Plan expire ten years after date of grant unless earlier exercised.

                           ORTHOFIX INTERNATIONAL N.V.

21      Staff and executive share option plans and warrants (continued)

Executive Share Option Plan

Under the Executive Share Option Plan ("Executive Plan"), approved by shareholders in March, 1992, 1,845,000 shares have been reserved for issuance to certain executive officers. The grant price, determined by the Board, cannot be less than the fair market value at the time of grant or $14.40, the equivalent of 120% of the price in the initial public offering price of $12.00. Fifty percent of options granted vest automatically on the tenth anniversary of the date of grant, or earlier on the satisfaction of a performance keyed to the market price of the common shares and a service condition. The remaining fifty percent vest in 20% increments on the first through fifth anniversaries of the date of grant. Options granted under the Executive Share Option Plan expire on May 1, 2004 unless earlier exercised. At December 31, 1997, 70,000 of the share options granted in 1997 are subject to shareholders' ratification at the Annual General Meeting.

Summaries of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates are presented below:

Staff Plan and AME Plan


                                           1997                  1996                  1995
                            ---------- ----------  ---------  ---------- ---------- ----------
                                         Weighted              Weighted              Weighted
                                         Average                Average              Average
                                         Exercise              Exercise              Exercise
Fixed Options                  Shares     Price      Shares      Price     Shares     Price
--------------------------- ---------- ----------  ---------  ---------- ----------- ---------
Outstanding at
beginning of year             732,964  $  8.08      822,470     $ 8.23     582,600    $ 2.32

Granted                       299,500     8.54      104,500       8.57     206,300     10.34

AME Plan Conversion               --       --          --          --      234,920     15.78

Exercised                     (65,629)    4.69      (80,694)      3.63    (201,350)     2.08

Forfeited                    (140,867)   18.25     (113,312)     12.82         --        --
                             --------    -----     --------      -----    --------     -----

Outstanding at end of year    825,968  $  7.38      732,964     $ 8.08     822,740    $ 8.23
                             ========  =======     ========     ======    ========    ======

Options exercisable at
end of year                   442,118               541,705                601,288

Weighted average fair
value of options
granted during the year                $  3.83                  $ 3.06                $ 4.52


                          ORTHOFIX INTERNATIONAL N.V.

21       Staff and executive share option plans and warrants (continued)

Executive Plan

                                   1997                  1996                  1995
                            --------------------  -------------------  ----------------------
                                                  Weighted             Weighted
                                                  Average               Average
                                                  Exercise             Exercise
Fixed Options                           Shares     Price      Shares     Price      Shares
------------------------    -------   ----------  -------- ----------  ---------  -----------
Outstanding at
beginning of year          1,840,000   $ 14.40   1,740,000  $ 14.40    1,635,000    $ 14.40

Granted                       75,000     14.40     100,000    14.40      200,000      14.40

Exercised                        --        --          --       --           --         --

Forfeited                        --        --          --       --       (95,000)     14.40
                           ---------   -------   ---------  -------    ---------    -------
Outstanding at end of
year                       1,915,000   $ 14.40   1,840,000  $ 14.40    1,740,000    $ 14.40
                          ==========   =======   =========  =======    =========    =======

Options exercisable at
end of year                  945,500               736,000               522,000

Weighted average fair
value of options
granted during the year                $  2.48              $  2.20                 $  7.38


The following tables summarize information about share options outstanding at December 31, 1997:

Staff Plan and AME Plan

                                          Options Outstanding                          Options Exercisable
                          ----------------------------------------------------  ----------------------------------
                                                Weighted
                                                Average           Weighted                            Weighted
                               Number          Remaining          Average            Number           Average
                            Outstanding       Contractual         Exercise        Exercisable         Exercise
Range of Exercise Prices    at 12/31/97           Life             Price          at 12/31/97          Price
------------------------------------------  ----------------  ----------------  ----------------  ----------------
$1.43 to $2.14                156,200            4.50 years     $ 1.89              156,200           $ 1.89
$2.86 to $4.29                129,500            4.50           $ 3.08              129,500           $ 3.08
$6.88 to $10.00               449,850            4.58           $ 8.65               87,600           $ 9.00
$11.00 to $15.52               69,388            4.28           $ 13.86              47,788           $ 14.03
$21.99 to $28.24               21,030            4.37           $ 25.78              21,030           $ 25.78


                           ORTHOFIX INTERNATIONAL N.V.

21       Staff and executive share option plans and warrants (continued)

Executive Plan


                                           Options Outstanding                         Options Exercisable
                           ---------------------------------------------------- ----------------------------------
                                                 Weighted
                                                 Average           Weighted                           Weighted
                                Number          Remaining          Average           Number           Average
                             Outstanding       Contractual         Exercise       Exercisable         Exercise
Range of Exercise Prices     at 12/31/97       Life (years)         Price         at 12/31/97          Price
-------------------------- ----------------  ----------------  ---------------- ----------------  ----------------
$14.40                        1,915,000           6.33              $14.40          945,500           $14.40

AME Warrants

At the time of the merger with AME, warrants to purchase 320,000 shares of AME (the "AME warrants") were outstanding. These were assumed by the Company pursuant to the Merger Agreement. After adjusting to take account of the exchange ratio, 185,592 warrants were outstanding all of which were exercisable at December 31, 1997 at prices ranging from $11.85 to $30.60 per common share and expiring on various dates through December 2003.

22       Subsequent events

On April 22, 1998 Osteogenics Inc., a wholly-owned subsidiary of the Company, entered into an agreement ("the Agreement") with Howmedica, Inc. ("Howmedica"), a wholly-owned subsidiary of Pfizer Inc., to license BoneSource(R), the Company's calcium-based bone cement for use in the repair of cranial defects. The Agreement stipulates that the following consideration be paid to the Company for the rights granted to Howmedica: (i) $12.5 million cash upon execution of the Agreement, and (ii) an ongoing royalty on net sales of the BoneSource(R) product. The Agreement is effective from April 22, 1998 until the later of (i) the expiration dates of certain patents, future patents and trademarks or (ii) April 22, 2008.

On April 22, 1998, the loan note of $625,000 issued by Intavent Orthofix Limited in connection with its acquisition of Colgate Medical Limited (see note 18) was converted by the loan note holder into shares in Intavent Orthofix Limited. Following conversion, the Company's interest in Intavent Orthofix Limited was diluted from 62% to 52%.

                           ORTHOFIX INTERNATIONAL N.V.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Orthofix International N.V. ("the Company") holds an investment in a wholly owned subsidiary, Orthofix Inc. and its subsidiaries. In accordance with rule 12-04 of Regulation S-X, the following condensed financial information has been presented as the restricted net assets of Orthofix Inc. and its subsidiaries exceed 25% of the condensed net assets of the Company. Refer to note 11 of the Company's consolidated financial statements for disclosure of the long-term debt obligations and related covenants which restrict the net assets of Orthofix Inc. and its subsidiaries.


                         Orthofix Inc. and Subsidiaries
                            Condensed Balance Sheets
                           December 31, 1997 and 1996

(In thousands)                                                        1997             1996
--------------                                                      --------        ---------

ASSETS
Current Assets:
         Cash and cash equivalents                                  $    798        $   1,613
         Accounts receivable, (net of allowance for
         doubtful accounts of $3,843 and $3,766 respectively)          8,928            7,262
         Inventory                                                     9,385           10,523
         Income taxes receivable and other current assets                494                -
                                                                    --------        ---------

                    Total current assets                              19,605           19,398

Fixed assets and intangibles (net of accumulated depreciation and
amortization of $4,022 and $1,906 respectively)                        8,540            8,137
Goodwill (net of accumulated amortization of $4,170 and $2,208
respectively)                                                         34,939           37,656
                                                                    --------        ---------

                    Total assets                                    $ 63,084        $  65,191
                                                                    ========        =========

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:

         Accounts payable                                           $    564        $     793
         Accounts payable - related party                             17,730           15,403
         Accrued expenses                                              6,218            8,521
         Other current liabilities                                     5,536            3,536
                                                                    --------        ---------

                    Total current liabilities                         30,048           28,253

         Long term debt                                                7,751           10,968
         Other long term liabilities                                   1,567            2,082
                                                                    --------        ---------
                                                                      39,366           41,303
Shareholder's equity

         Common stock                                                      -                -
         Additional capital in excess of par                          58,531           58,531
         Accumulated deficit                                         (34,813)         (34,643)
                                                                    ---------       ----------

                    Total shareholder's equity                        23,718           23,888
                                                                    ========        =========

                    Total liabilities and shareholder's equity      $ 63,084        $  65,191
                                                                    ========        =========

                           ORTHOFIX INTERNATIONAL N.V.

                         Orthofix Inc. and Subsidiaries
                           Condensed Income Statements
    for the year ended December 31, 1997, 1996 and the period from August 21,
                           1995 to December 31, 1995

(In thousands)
--------------                                      1997       1996        1995
                                               ---------   --------   ---------

Net sales                                      $  44,161   $ 36,500   $  11,051
Cost of sales                                     12,555     13,411       6,184
                                               ---------   --------   ---------
                                                  31,606     23,089       4,867

Selling, general and administrative expense       23,810     19,652       6,843
Research and development expense                   2,177      2,354       1,199
Purchased research and development                     -          -      24,300
Depreciation and amortization expense              3,560      3,258         996
                                               ---------   --------   ---------

         Loss from                                 2,059     (2,175)    (28,471)

         Other income (expense)                   (1,204)    (1,455)       (470)
         One-time charges                         (1,025)    (2,072)          -
                                               ----------  ---------  ---------
         Net loss                              $    (170)  $ (5,702)  $ (28,941)
                                               ==========  =========  =========

                           ORTHOFIX INTERNATIONAL N.V.

                         Orthofix Inc. and Subsidiaries
          Condensed Statements of changes in Financial Position for the year ended December 31, 1997, 1996 and the period
                    from August 21, 1995 to December 31, 1995


(In thousands)                                        1997     1996      1995
-----------------------------------                 -------  --------  --------


Funds provided (used) by operations                 $ 2,000   $ 3,100  $(3,035)
Investing activities:
Purchase of furniture and equipment                  (1,428)     (959)    (306)
Purchase of intangibles                                 (76)     (286)      -
Proceeds from sale of assets                             44        -     2,200
                                                   --------  --------  -------
Net cash (used in) provided by investing activities  (1,460)   (1,245)   1,894

Financing activities:
Other long-term liabilities                             182      (222)      -
Repayments of bank note                              (3,537)   (4,603)  (2,730)
Borrowings                                            2,000         -       -

Net cash used in financing activities                (1,355)   (4,825)  (2,730)

Decrease in cash and cash equivalents                  (815)   (2,970)  (3,871)

Cash and cash equivalents at beginning of period      1,613     4,583    8,454
                                                   --------  --------  -------

Cash and cash equivalents at end of period           $  798   $ 1,613  $ 4,583
                                                   ========  ========  =======