Form 20-F
period 1998-12-31
ORTHOFIX INTERNATIONAL N V
filed 1999-05-12
CIK 884624

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F
                            ------------------------

|_| Registration statement pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934
                                       or
|X| Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1998

                                       or
|_| Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

    Common Shares, US$0.10 par value per Share....................12,964,055
                             -----------------------

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

                          Item 17___      Item 18  X

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                     PART I

     Item 1.    DESCRIPTION OF BUSINESS.....................................1
     General................................................................1
     Recent Developments....................................................1
     Products...............................................................2
     Fixation Products......................................................3
     PEMF Products..........................................................4
     Other Products.........................................................5
     Distribution Products..................................................7
     Sales and Distribution.................................................8
     Marketing..............................................................8
     Production.............................................................9
     Product Development....................................................9
     Patents, Trade Secrets and Licenses...................................10
     Competition...........................................................10
     Government Regulation.................................................11
     Product Liability and Insurance.......................................12
     Third Party Payors....................................................12
     Employees.............................................................12
     Year 2000.............................................................12
     Economic and Monetary Union in the European Union.....................13
     Item 2.    DESCRIPTION OF PROPERTY....................................13
     Item 3.    LEGAL PROCEEDINGS..........................................13
     Item 4.    CONTROL OF REGISTRANT......................................15
     Item 5.    NATURE OF TRADING MARKET...................................15
     Item 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
                SECURITY HOLDERS...........................................16
     Item 7.    TAXATION...................................................16
     Item 8.    SELECTED FINANCIAL DATA....................................17
     Item 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS........................17
     Item 10.   DIRECTORS AND OFFICERS OF REGISTRANT.......................23
     Item 11.   COMPENSATION OF DIRECTORS AND OFFICERS.....................26
     Item 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OF
                SUBSIDIARIES...............................................26
     Item 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.............27

                                     PART II
     Item 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED.................29

                                    PART III
     Item 15.   DEFAULT UPON SENIOR SECURITIES.............................29
     Item 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                REGISTERED SECURITIES......................................29

                                     PART IV
     Item 17.   FINANCIAL STATEMENTS.......................................29
     Item 18.   FINANCIAL STATEMENTS.......................................29
     Item 19.   FINANCIAL STATEMENTS AND EXHIBITS..........................29

                                  INTRODUCTION

          Orthofix International N.V. ("Orthofix International") was incorporated under the laws of the Netherlands Antilles in 1987. In this Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (the "Annual Report"), all references to the "Company" and "Orthofix" include Orthofix International and its subsidiaries and affiliates, unless the context otherwise requires. The principal executive offices of Orthofix International are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles.

          The Company publishes its consolidated financial statements in United States dollars. In this Annual Report, references to "United States dollars", "dollars", "US$", or "$" are to United States currency, and references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural).

                                     PART I

Item 1.   DESCRIPTION OF BUSINESS.

General

          The business of Orthofix is the design, development, manufacture, marketing and distribution of medical equipment, principally for the orthopedic market. The Company's main products are external and internal fixation devices used in fracture treatment, limb lengthening and bone reconstruction, and pulsed electromagnetic frequency products used for the non-invasive healing enhancement of spinal fusions and recalcitrant bone fractures. Other orthopedic products produced by the Company include devices for the removal of cement in hip revision procedures, the ultrasonic treatment of musculo-skeletal pain and an oral-maxillofacial bone substitution compound. The Company also produces a device for enhancing venous circulation.

          Orthofix, which is registered in the Netherlands Antilles, has manufacturing facilities in the United States, the United Kingdom, Italy and the Seychelles. Products are distributed through subsidiary companies in the United States, the United Kingdom and Italy, and affiliates in Mexico, Brazil and France. Elsewhere, distribution is through independent distributors.

          Orthofix has 100% equity ownership of Orthofix Inc., which is primarily engaged in the development, manufacture and marketing of advanced products using pulsed electromagnetic frequency technology for bone healing, including Spinal-Stim for non-invasive healing enhancement of spinal fusions and Physio-Stim for recalcitrant bone fractures. Osteogenics Inc. ("Osteogenics"), a wholly owned subsidiary of Orthofix Inc., is engaged in the development of bone substitution compounds with a wide variety of potential surgical and orthopedic applications including facial reconstruction, fracture repair and periodontal repair. See "-- Recent Developments" and "-- Products". The Company also has 100% equity ownership of Orthofix S.r.l., which designs, manufactures and distributes external and internal fixation devices. The Company has 70% equity ownership of DMO S.r.l. ("DMO"), the subsidiary that distributes the Company's products in Italy, and 100% equity ownership in Novamedix Limited ("Novamedix"), the subsidiary that developed the A-V Impulse System. Orthofix also has 70% equity ownership of Orthosonics Limited ("Orthosonics"), which markets and distributes bone cement removal systems for use in connection with hip revision surgery, and 52% equity ownership of Intavent Orthofix Limited ("Intavent Orthofix"), which distributes Orthofix products in the United Kingdom. Orthofix also has 100% and 80% equity ownership of Inter Medical Supplies Limited ("IMS") and Novamedix Distribution Limited respectively, which distribute Orthofix products in certain markets.

Recent Developments

          On December 14, 1998 Tom Hay joined the Company as President, International Division, and, as such, will be responsible for the operations of the Company and its affiliate companies outside North America. Before joining Orthofix, Mr. Hay was with C R Bard Inc. for eleven years, ultimately as Managing Director of C R Bard Ltd. and Vice President, C R Bard, Northern Europe. Prior to this, he spent fourteen years with Baxter Healthcare.

          On July 7, 1998, Orthofix Inc. announced that it had entered into an agreement with the Sofamor Danek Group for the non-exclusive distribution rights in the U.S. for the Spinal Stim Lite, a stimulation device used by patients having undergone a spinal fusion surgery. Sofamor Danek is a market leader in devices for spinal fusions.

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

          On June 2, 1997 a jury in a United States federal district court in New Jersey awarded various Orthofix subsidiaries $48,000,000 of compensatory damages and $100,600,000 in punitive damages in a verdict against EBI Medical Systems, Inc. ("EBI MS") in a case arising out of distributorship arrangements for Orthofix products in the United States. On September 2, 1997, the district court entered judgment in favor of Orthofix in the amount of $98,875,397. The defendants have appealed the judgment to the United States Court of Appeals for the Third Circuit. On October 29, 1998, oral argument on the appeal was heard and a decision is expected in 1999. See "Item 3. LEGAL PROCEEDINGS."

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

FIXATION PRODUCTS              PRIMARY APPLICATION

Orthofix                       external fixation
Orthofix                       internal fixation

PEMF Products
Spinal-Stim        (1)         non-invasive spinal fusion stimulation
Physio-Stim        (1)         non-invasive electrical bone growth stimulation

Other Products
Osteogenics BoneSource (1)     bone substitute material (hydroxyapatite cement)
A-V Impulse System             enhancement of venous circulation
OSCAR                             ultrasonic hip revision bone cement removal
Phys-Assist and DuoSon         ultrasonic treatment of musculo-skeletal pain

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

Therapeutic Alternatives in Fracture Treatment.

          In most fracture cases, physicians use the simplest available non-surgical procedure, casting. The Company believes, however, that approximately 15-20% of all fractures require surgical intervention, the most common forms of which (in order of frequency of usage) are:

  o Plates and Screws. The most common surgical method of fracture treatment is plating. In this procedure, a plate is fastened with screws to the surface of the bone in order to immobilize and maintain stability of the fracture. In some cases, a bone screw is applied without a plate, primarily to realign bone fragments in joint fractures. Disadvantages of plates and screws include a lack of external callus formation as a result of too rigid fixation, a relatively lengthy and invasive surgical procedure to insert the device, the possible need for a second surgical procedure to remove the device, the risk of infection at the fracture site and the possibility of refracture upon removal of the device, all of which have been annotated in published clinical papers.

  o Intramedullary Fixation. In recent years, long bone fractures, principally those of the femur and tibia, have increasingly been treated with intramedullary fixation. This method, which has a lower rate of infection than plates, requires a surgically complex and invasive insertion of a metal rod into the medullary canal, the central canal of the bone, to maintain bone stability. A subsequent surgical procedure is required to remove the device.

  o External Fixation. External fixation devices are used to immobilize complicated fractures by mounting the fixator outside the fracture site. With this method of fixation, screws are inserted into the bone in a minimally invasive procedure at a safe distance from the fracture and then fixed to the fixator body to immobilize the fracture. Modern fixation devices, improved surgical techniques and increased screw site care have substantially reduced the complications historically associated with external fixation, such as superficial inflammation and infection of the soft tissues around the screws. External fixators are frequently used to lengthen bone or correct bone deformity, whether congenital or as a result of unsuccessful treatment of previous fractures.

  o Traction. In this method, fractures are held in the correct alignment by special pins that are surgically inserted through the bone and held in position by means of external wires and weights. Treatment typically involves several months of hospitalization and a further period of intensive physical therapy to regain joint mobility.

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

          Orthofix has also developed and currently markets an intramedullary nailing system for fractures of the tibia and the femur. The Company believes that the Orthofix Nailing System incorporates certain significant advantages over other nailing products currently available on the market. Most importantly, and in contrast with all other locked nails currently on the market, the distal locking screws in the Orthofix Nailing System can be inserted mechanically and without the need for an image intensifier. The resulting operative technique is simpler, more effective and safer for the surgeon. Moreover, the locking screws, which form part of the Orthofix Nailing System, provide significantly higher fatigue resistance than similar competing products with the benefit to patients of reduced implant failure rates. The tibial and femoral nails are now available worldwide except in the United States.

          During the first quarter of 1998, a radiolucent wrist fixator was introduced into the US market, where it has been enthusiastically received. This fixator allows the X ray beam to traverse through it, thereby providing the surgeon with significantly improved X ray vision of the adjacent bone and fracture. This fixator, also launched in Japan in the first quarter of 1999, is expected to be marketed in selected international markets during the third quarter of 1999.

          The Company has developed a new range of bone screws covered with Hydroxyapatite ("HA") which it expects to launch selectively during the second quarter of 1999. Due to the "biologic" fixation provided by these screws in bone, the incidence of superficial inflammation of soft tissue caused by the present generation of screws is expected to be reduced or eliminated by the application of these screws. This benefit is perceived to be significant particularly, although not exclusively, for cases involving limb lengthening and correction of limb deformities where the external fixator is applied to the bone for an extended period. Currently, Orthofix is the only manufacturer to have received 510(k) clearance from the FDA to market HA Coated Screws.

          Fixation revenues represented 30% of revenues in 1998.

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

          Spinal-Stim. The Company believes that Spinal-Stim is currently the only non-invasive spinal fusion stimulator system commercially available in the United States. In January 1995, the Company announced the introduction of a Spinal-Stim model, called Spinal-Stim Soft Wear, that is a flexible, light-weight, more comfortable version of the previously marketed system, Spinal-Stim Model 8500. The Company received FDA clearance and introduced a new model of Spinal-Stim called the 212L or Spinal-Stim Lite at the North American Spine Society meeting in New York in October 1997. The Spinal-Stim Lite uses proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. This allows the 212 Lite to be a self contained, light-weight, ergonomic device without the cords associated with other devices.

          Spinal-Stim is designed for treatment of the lower thoracic and lumbar regions of the spine. The Company's FDA approval to market Spinal-Stim commercially is for both failed fusions and for healing enhancement as an adjunct to spinal fusion surgery. The recommended minimum daily treatment time for Spinal-Stim is two hours. The Company has received conditional approval to begin an IDE study to obtain PMA approval for a cervical spine indication with the PEMF signal. The Company is working with the FDA to resolve the minor issues outlined in the conditional approval. The study started in the first quarter of 1999.

          Physio-Stim. The Company believes that its Physio-Stim systems represent the current state of the art in PEMF bone growth stimulation due to their portability, long-term battery operation, integrated component design, patient monitoring capabilities and ability to cover a large treatment area without factory calibration for specific patient application. The new Physio-Stim Lite models use a proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. The result is a self contained, very light and extremely ergonomic device that makes the unit significantly easier and more comfortable to use. The new Physio- Stim Lite product line consists of products that treat smaller fracture sites such as the wrist, hand, arm, lower leg and ankle, the proximal humerus and the proximal femur.

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

          PEMF revenue represented 41% of revenues in 1998.

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

          On April 22, 1998, Osteogenics and Orthofix Inc. entered into agreements to sell a license for the Osteogenics BoneSource technology to Howmedica. Pursuant to the agreements, Orthofix will continue to supply BoneSource to Howmedica while Howmedica has the right to pursue developmental work relating to, market, and pursue regulatory approvals for, Bone Source. For a period of two years from the date of the agreements, Orthofix has the exclusive right to supply BoneSource to Howmedica. Howmedica's license remains subject to rights of the United States Government as outlined above and to the rights of ADAHF pursuant to the original license.

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

          Osteogenics' HA Cement is a unique formulation of two specific calcium-phosphate salts that produce sculptable pastes when mixed with small volumes of water. The resulting paste hardens over time as a result of the precipitation of hydroxyapatite crystals that replicate the process of mineralization or calcification of bone to form a mechanically strong hydroxyapatite implant. The hydroxyapatite implant is slowly resorbed and replaced by new bone (remodelled). Based on the relative amounts of the individual components in the cement mixture, the hardness, setting time and resorption rate vary. The microporous and microcrystal characteristics of the implant make it virtually impervious to invasion by bacterial infection. Osteogenics has a facility in Richardson, Texas at which it produces HA Cement.

          Products. The current HA Cement formulation, trade named BoneSource, received 510(k) clearance from the FDA for repair of certain cranial defects in July 1997. It has also obtained a CE mark for certain maxillofacial indications and for use as a bone void filler in certain non-load bearing orthopedic indications. Osteogenics has given exclusive worldwide rights for marketing the BoneSource to Howmedica Leibinger Inc., a subsidiary of Pfizer Hospital Products Group, which currently sells the product both in the United States and Europe.

          The Company believes that the BoneSource product has many advantages over competing products such as natural bone obtained from autograft procedures, allograft demineralized bone and other synthetic alloplastic bone substitutes. There is a limited quantity of bone available in the body for autogenous grafting, and the procedures for harvesting bone can result in significant donor site morbidity, infection and pain, as well as increased anesthesia requirements and operating time. Unlike other commercially available bone substitutes, such as sintered and coraline macroporous hydroxyapatites, that are granular or block, ceramic-oriented products, the HA Cement has a paste-like consistency that allows for easy sculpting. The paste remains soft and pliable for about 20 minutes, allowing ample time for sculpting to the desired shape, and converts to microporous hydroxyapatite at body temperature in just four hours. BoneSource is resorbable into the body as it is replaced by natural bone and, because it is microporous, is virtually impervious to bacterial infection.

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

          In August 1998, a clinical study of 290 patients was published in the American edition of The Journal of Bone and Joint Surgery. This study compared the A-V Impulse System with low molecular weight heparin in patients who had had a hip replacement. The authors concluded that both methods give extremely effective prophylaxis against deep vein thrombosis with no major proximal thrombosis in either group and the foot pump group had fewer soft-tissue side effects.

          In December 1997, the Premier group of hospitals which accounts for approximately 30% of hospital beds in the USA, awarded the footpump supply contract to the Kendall Company, the Company's exclusive distributor for the A-V Impulse System in the USA. This contract came into full effect during 1998. In the final quarter of 1998, Kendall also won the Consorta group of hospitals supply contract for the A-V Impulse System. Consorta control approximately 3% of hospital beds in the USA.

OSCAR (Orthosonics System for Cement Arthroscopy Revision)

          Orthosonics has developed the Orthosonics System for Cement Arthroscopy Revision ("OSCAR"), an ultrasonic device designed to soften and remove the PMMA bone cement used to fix artificial implants within the patient's bone. The Company believes that it offers a significant improvement, both in terms of cost and patient outcomes, over existing bone cement removal techniques. Existing techniques involve the use of hand chisels and manual or pneumatic hammers and drills. These generally increase the risk of femoral shaft fracture with greatly increased patient trauma and significant cost implications. OSCAR has been demonstrated to eliminate or greatly reduce femoral fractures while cutting cement removal times from typically in excess of two hours to approximately 15 to 20 minutes.

          The product was launched in the United Kingdom in 1994, and selectively elsewhere in 1995. OSCAR is now established as the preferred method of bone cement removal in the UK and is gaining strong support in other European countries. Following the receipt of FDA approval in August 1996, and a successful market appraisal in New York, OSCAR was formally launched on the US market by Orthofix Inc. in August 1998.

Phys-Assist and DuoSon

          This product, developed by Orthosonics, is an ultrasonic device for the treatment of musculo-skeletal pain employing a new method of ultrasound therapy known as low frequency longwave ultrasound. The device uses longwave rather than the shortwave frequencies traditionally used by physiotherapists. The Company believes that, as a result, the device delivers deeper penetration and less potentially adverse effects such as thermal damage to tissue than other ultrasound products currently on the market. Orthosonics has developed an upgraded device capable of delivering both long- and short-wave ultrasound. This product, which the Company intends to market as "DuoSon," received marketing approval from the FDA in May 1997 and is currently undergoing assessment in the U.S.

          Other products represented 17% of revenues in 1998.

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

          Distribution products represented 12% of revenues in 1998.

Sales and Distribution

          Orthofix's products are distributed in the United States through its 100% owned subsidiary, Orthofix Inc., with the exception of the A-V Impulse system which is distributed by Kendall Healthcare Products, in Italy through its 70%-owned subsidiary, DMO, and in the United Kingdom through its 52% and 70% -owned subsidiaries, Intavent Orthofix and Orthosonics. In Mexico, Brazil and France, Orthofix's products are distributed through its affiliates in which it owns 47 1/2% , 47 1/2% and 30% equity interests, respectively. Elsewhere, the Company sells its products through over 50 independent distributors in over 80 countries.

          Orthofix Inc. has approximately 120 representatives made up of a combination of direct sales people and independent distributors. Orthofix Inc.'s combined sales force, together with its non-exclusive distributor, Sofamor Danek, for the Spinal Stim Lite provide representation and distribution of the Company's Fixation Products and PEMF Products throughout the United States. While the Company's Fixation Products are sold worldwide, its PEMF Products are generally available only in the United States. However, the Company is exploring the possibility of PEMF distributorships in Europe and Latin America. To facilitate distribution into the European Union ("EU"), the Company has obtained a CE mark for stimulation products in December 1998. See "- Government Regulation".

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

Marketing

          General. The Company markets its products principally to medical professionals who are the primary decision- makers in their patients' treatment. This focus complements the Company's product development and marketing strategy, which seeks to encourage and maintain interactive relationships with leading orthopedic, trauma and other surgeons. These relationships have enabled the Company to introduce design improvements and create innovative products that meet the needs of surgeons and patients, thereby expanding the market for the Company's products.

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

          The Company supports its distributors through specialized basic training workshops in which surgeons and sales specialists participate. Orthofix produces relevant marketing materials, including surgical procedures, for its distributors in a variety of languages in both printed, video and multimedia formats. To provide additional advanced training for surgeons, the Company organizes monthly multilingual teaching seminars at its facility in Verona, Italy. These seminars, which in 1998 were attended by approximately 700 surgeons from around the world, include a variety of lectures from renowned specialists as well as demonstrations and hands-on workshops. Additionally, each year many of the Company's distributors independently conduct basic courses for surgeons in the application of Orthofix's products.

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

Production

          The Company generally designs, develops, assembles and tests all its products, but subcontracts the manufacture of component parts. Through subcontracting, the Company believes that it gains substantial operating flexibility in meeting demand while focusing its resources on product development and marketing and still maintaining rigid quality assurance standards.

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

Competition

          In the external and internal fixation product area, the Company's principal competitors include Synthes AG,. Zimmer, Inc., Howmedica Inc., Smith & Nephew Richards and EBI MS.

          The Company's PEMF Products compete principally with similar products marketed by EBI MS, Bioelectron, Inc., OrthoLogic Corp., and Exogen, Inc.

          OSCAR and BoneSource compete principally with products produced by Biomet, Inc. ("Biomet"), and Norian Corporation, respectively.

          The Company does not believe that there are any significant non-pharmacological products rightfully competing with its A-V Impulse System. See "Item 3. LEGAL PROCEEDINGS."

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

          Moreover, foreign governmental authorities have become increasingly stringent in their regulation of medical devices, and Orthofix's products may become subject to more rigorous regulation by foreign governmental authorities in the future. Orthofix cannot predict whether United States or foreign government regulations may be imposed in the future that may have a material adverse effect on the Company. The European Commission ("EC") is currently harmonizing national regulations for the control of medical devices. Although certain EC regulations became effective on January 1, 1995, there was a transitional period ending June 13, 1998, after which time European medical device manufacturers would be required to be in compliance. Under these new regulations, manufacturing plants must have received CE certification from a "notified body", in order to be able to sell products within the member states of the EU. Certification allows manufacturers to stamp the products of certified plants with a "CE" mark. Products covered by the EC regulations that do not bear the CE mark cannot be sold or distributed within the EU. Orthofix has received certification for all currently existing manufacturing facilities and products.

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

Employees

          At December 31, 1998, Orthofix had 409 employees. The Company's relations with its Italian employees, who numbered 63 at December 31, 1998, are governed by the provisions of a National Collective Labor Agreement setting forth mandatory minimum standards for labor relations in the metal mechanic workers industry. The Company is not otherwise party to any collective bargaining agreement. The Company believes that it has good relations with its employees, many of whom have been granted share options. See "Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES." In connection with the restructuring of Orthofix Inc., 30 of Orthofix Inc.'s 250 employees were laid off in the first quarter of 1997.

Year 2000

          Orthofix has undertaken capital projects with respect to its information and communication systems, including upgrades of personal computer, management and accounting systems. The Company has established a procedure to evaluate and manage any problems that may arise in connection with Year 2000 software failures, that includes working with the manufacturers of the Company's software programs, with a view to ensuring that all date-sensitive software programs are identified and corrected by June 30, 1999. The Company is also taking measures to coordinate Year 2000 compliance with its business partners, including suppliers, financial institutions and significant customers and has in certain instances received written assurances from suppliers regarding the latter's Year 2000 compliant status. Management does not expect that the Company will incur significant operating expenses in connection with Year 2000 compliance, and does not anticipate any material disruption to its operations or customer service as a result. Since January 1, 1997 the Company has spent $350,000 with a view to ensure Year 2000 compliance of its relevant software and hardware. The Company intends to spend a further $150,000 in this regard before the end of 1999. See "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations".

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

Item 2.   DESCRIPTION OF PROPERTY

          The Company's principal facilities are in the U.S. and Italy.

          In the U.S., PEMF Products and Osteogenics BoneSource are produced at Orthofix Inc.'s manufacturing, office and laboratory facility in Richardson, Texas. The Company leases approximately 96,000 square feet of space at this facility, of which 42,000 square feet is subleased to a third party. The lease has a current term expiring December 31, 2001 and provides for renewal options for up to 10 additional years.

          In Italy, certain of the Company's quality control, assembly, research and development and teaching facilities for fixation products are located in Verona, Italy, in a 38,000 square foot facility owned by Orthofix S.r.l., the Company's Italian subsidiary.

          The Company believes that its facilities are suitable and adequate for the Company's purposes.

Item 3.   LEGAL PROCEEDINGS

          There are no material pending legal proceedings to which the Company is a party or of which any of its property is subject, except as described below.

          Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc. ("KCI") alleging infringement of the patents relating to Novamedix's foot pump product, breach of contract, and unfair competition. Novamedix Limited v. Kinetic Concepts Inc., United States District Court for the Western District of Texas, San Antonio Division, Civil Action No. SA-92-CA-0177. In this action, trial of which is not expected to begin before the third quarter of 1999, Novamedix is seeking a permanent injunction enjoining further infringement, further breach of contract, and further unfair competition. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. See "Item 1. BUSINESS -- Patents, Trade Secrets and Licenses".

          Novamedix filed an action in the United Kingdom on October 4, 1994 against NDM (UK) Ltd. ("NDM UK") alleging patent infringement and tortious "passing off" by the sale and promotion of footpumps by NDM UK. Novamedix Limited v. NDM (UK) Ltd., Patents County Court in London, Action No. 94PAT0045. In this action, Novamedix sought a permanent injunction against NDM UK's infringement of two separate Novamedix patents, a permanent injunction against NDM UK's passing off, and monetary damages. NDM UK counterclaimed alleging the invalidity of the two patents. By a written order issued in January 1996, the trial court held that both patents (one of which was found invalid) were infringed and that NDM UK had passed off its foot pump, and enjoined such infringement and passing off and ordered the payment of monetary damages and 90% of Novamedix's costs (both to be determined by the Court if not agreed). In a ruling given on June 20, 1997, the Court of Appeal found that both patents had been infringed, but that both were invalid. NDM UK did not appeal against the injunction against passing off. The Court of Appeal further ordered that Novamedix pay two-thirds of NDM UK's costs of the action at first instance and the appeal and that NDM UK pay to Novamedix the costs of one aspect of the proceedings. Although Novamedix will have a net liability, this will not equate to two-thirds of NDM UK's actual costs. Novamedix and NDM UK are seeking to agree the amount of the payment to be made and the terms of the payment. See "Item 1, DESCRIPTION OF BUSINESS -- Patents, Trade Secrets and Licenses".

          IMS, a subsidiary of the Company, filed an action on November 29, 1995 in the United States District Court for the District of New Jersey against Biomet and two of its subsidiaries, EBI MS and Electro-biology, Inc. ("EBI") (collectively, for purposes of this paragraph, "Defendants") alleging the failure to pay for Orthofix external fixation devices sold and delivered. Inter Medical Supplies Limited v EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., United States District Court for the District of New Jersey, Camden Division, Civil Action No. 95-6035. Orthofix S.r.l. and Orthofix Inc. filed an action on December 4, 1995 in the United States District Court for the Northern District of Texas against the same Defendants alleging, inter alia, breach of the June 1, 1990 Distributor Agreement between Orthofix S.r.l. and EBI MS, breach of the 1983 and 1984 Agency Agreements between Orthofix S.r.l. and EBI MS, tortious interference with existing and prospective economic relations, trademark infringement, passing off, false advertising, unfair competition, and defamation. Orthofix Inc. and Orthofix S.r.l. v EBI Medical Systems, Inc., Electro- Biology, Inc., and Biomet, Inc., United States District Court for the Northern District of Texas, Civil Action No. 395- CV2982-X. Those two actions were consolidated in the New Jersey District Court. On April 7, 1997, trial commenced before a jury. On June 2, 1997, the jury delivered its verdict. It determined that EBI MS breached the 1983 and 1984 Agency Agreements and the 1990 Distributor Agreement with Orthofix S.r.l.; that the Defendants tortiously interfered with the existing and prospective economic relations of Orthofix S.r.l., Orthofix Inc., and IMS; that the Defendants infringed Orthofix S.r.l.'s trademark; that the Defendants passed off medical devices not manufactured by Orthofix S.r.l. as genuine Orthofix external fixators; that the Defendants advertised their products falsely and competed unfairly; and that the Defendants defamed Orthofix S.r.l., Orthofix Inc., and IMS. The jury awarded Orthofix S.r.l., Orthofix Inc., and IMS compensatory damages in the amount of $48,000,000 and punitive damages in the amount of $100,600,000. In addition, the jury determined that EBI MS breached the sales contracts between IMS and itself and awarded IMS $875,399 in damages on its claim for goods sold and delivered. The jury rejected the Defendants' principal counterclaim - that Orthofix S.r.l. violated the New Jersey Franchise Practices Act. Although it determined that Orthofix S.r.l. breached the 1990 Distributor Agreement with EBI MS and that Orthofix S.r.l., Orthofix Inc., and IMS tortiously interfered with EBI MS's existing and prospective contractual relationships, it awarded the Defendants compensatory damages of $1.00 on those claims and rejected the Defendants' request for punitive damages. In addition, the jury awarded EBI MS $1.00 as a "set off" against IMS's claim for goods sold and delivered. On August 28, 1997, the district court denied defendants' motion for judgment as a matter of law and conditionally granted defendants' motion for a new trial as to punitive damages unless Orthofix accepted a remittitur of the jury's punitive damages award in excess of $50,000,000. On September 2, 1997, Orthofix accepted that remittitur. That same day, the district court entered an amended judgment in favor of Orthofix and against defendants in the amount of $98,875,397, plus post-judgment interest and costs. On September 26, 1997, defendants filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. On February 25, 1998, the Federal Circuit granted Orthofix's motion to transfer the appeal to the United States Court of Appeals for the Third Circuit. On October 29, 1998, the United States Court of Appeals heard oral argument on the appeal. A decision is expected in 1999. Final resolution of all appeals by the defendant may take a year or more. The Company's financial statements do not reflect any adjustment for the jury's award. See "Item 1, DESCRIPTION OF BUSINESS - Patents, Trade Secrets and Licenses" and Note 19 to the Consolidated Financial Statements.

          Orthofix Inc. is a defendant in a lawsuit brought by Joseph Mooibroek, AME's former President and Chief Executive Officer, alleging wrongful termination of Mooibroek's employment agreement and various other claims. Joseph Mooibroek v. American Medical Electronics,et al., No. 94-4983-C, 68th Judicial District Court, Dallas County, Texas. Following trial in April and May 1997, a jury found that Mooibroek was entitled to recover $1,479,645 from Orthofix Inc. and $1,238,179 from the Directors. Before trial Orthofix Inc. indemnified the Directors against any recovery by Mooibroek. On June 26, 1997, final judgment was entered reducing the award against Orthofix Inc. to $679,645, which Orthofix Inc. has paid. The Directors have appealed the final judgment against them, and Mooibroek has appealed certain findings of the trial court in favor of Orthofix Inc. and the Directors. Resolution of those appeals may take more than a year. The Company believes that any liability ultimately resulting from this litigation will have no material adverse effect on The Company's financial condition. The Company's balance sheet as of December 31, 1998 contained a provision of $840,000 against potential liability arising as a result of this litigation. While there can be no assurance that such provision will cover all such liability, the Company believes that it will be adequate to cover any liability of the Company after the appeal process is complete.

Item 4.   CONTROL OF REGISTRANT

          To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any corporation or by any government. Set forth below is a table indicating (i) persons known by the Company to own more than 10% of the Common Shares, and (ii) the total amount of Common Shares owned by the directors and officers of the Company as a group, at April 30, 1999.

                 Identity of                            Amount
Title of Class   Person or Group                        Owned          (%)
--------------   ---------------                        ------         ---
Common Shares    Electra Investment Trust PLC            1,612,000     12.4
Common Shares    Fidelity Management & Research          1,678,000     12.9
Common Shares    Directors and Officers as a group       1,733,000     13.4


          The Company does not know of any arrangements the operation of which may result in a change in its control.

Item 5. NATURE OF TRADING MARKET

        The Common Shares are quoted on the Nasdaq National Market under the symbol OFIX. The Common Shares were quoted initially in connection with the Company's Initial Public Offering completed in April 1992 (the "IPO").

        The high and low sales prices of the Common Shares on Nasdaq for the periods indicated, are set forth below:


                                                   High             Low
1997
First Quarter......................                9 5/8            5 7/8
Second Quarter.....................               12 3/4            7 1/4
Third Quarter......................               14 5/8            8 1/2
Fourth Quarter.....................               14 1/4            9 1/4

1998
First Quarter......................               14               11
Second Quarter.....................               14               11 3/4
Third Quarter......................               14               11 1/8
Fourth Quarter.....................               14               10 3/8

1999
First Quarter......................               16 1/2           13


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

Item 8. SELECTED FINANCIAL DATA

        The following selected consolidated financial data for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 have been derived from the Company's audited Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent auditors. The financial data for the years ended December 31, 1998, 1997 and 1996 and at December 31, 1998, 1997 and 1996 should be read in conjunction with, and are qualified in their entirety by reference to, "Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 20-F. The Company's Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").


                                                                             Year ended December 31,
                                                                             -----------------------
                                                           1998           1997          1996         1995          1994
                                                           ----           ----          ----         ----          ----
                                                              (In thousands, except margin, share and per share data)
Consolidated operating results
Net sales............................................    $104,065        $89,963        $77,221       $52,272     $ 39,634
Gross profit.........................................     $74,572        $64,597        $53,770       $33,491     $ 26,543
Gross profit margin..................................         72%            72%            70%           64%          67%
Total operating income (expense)Notes 1, 2 and 3 ....     $11,917        $10,058         $4,530     $(16,872)     $ 11,684
Net income (loss)....................................     $14,276         $3,069         $(475)     $(19,802)      $ 9,062
Net income (loss) per Common Share (diluted).........       $1.07          $0.23        $(0.04)       $(1.78)       $ 0.84
Net income (loss) per Common Share (diluted)
  (before non-recurring items).......................       $0.71          $0.28          $0.13         $0.40        $0.84

Consolidated financial position
(at year-end)

Total assets ........................................    $122,400       $112,948       $113,057      $103,958      $56,740
Total debt...........................................      $9,585        $20,298        $21,495       $20,517       $2,686
Shareholders' equity.................................     $78,736        $65,148        $63,910       $58,660      $43,570
Weighted average number of
 Common Shares outstanding (diluted).................   13,291,988    13,211,397     12,673,319    11,113,604   10,820,078



---------------
Note 1: Operating income for 1996 is after restructuring charges of $2,211,000 -See Note 2 to the Consolidated Financial Statements.
      2: Operating income for 1997 is after restructuring charges of $1,010,000
         - See Note 2 to the Consolidated Financial Statements.
      3: Operating income for 1998 is after provision for impairment of long-held assets of $3,295,000 - see Notes 2 and 8 to the Consolidated Financial Statements.

        Orthofix International has never paid dividends to holders of its Common Shares. Orthofix International currently intends to retain all of its consolidated earnings to finance the continued growth of its business.

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

The following table presents certain items in the Company's income statements as a percentage of net sales for the periods indicated:


                                      Year ended December 31,
                                -------------------------------------------
                                         1998         1997          1996
                                          %             %            %
Net sales                                100           100          100
Cost of sales                             28           28            30
                                -------------------------------------------
Gross profit                              72           72            70
                                -------------------------------------------
Expenses
Sales and Marketing                       36           36            38
General and Administrative(1)             15           18            17
Research and Development                  6             5            6
                                -------------------------------------------
Operating income(2)                       15           12            9
                                -------------------------------------------
Net income (3)                            9             5            2
                                -------------------------------------------

(1)       Includes amortization of intangible assets.
(2) In 1998, before provision for impairment of long-lived assets of $3.3 million. In 1997 and 1996, before restructuring charges of $1.0 and $2.2 million, respectively - see Note 2 to the Consolidated Financial Statements.
(3) In 1998, before provision for impairment of long-lived assets and net sale proceeds of product license of $3.3 million and $8.1 million , respectively. In 1997 and 1996, before restructuring charges in 1997 of $1.0 and $2.2 million, respectively - see Note 2 to the Consolidated Financial Statements.

General

          In June 1998, Orthofix Inc., following a review of its strategy for the Ogden Anchor in the light of continued disappointing sales, determined that it would not commit further resources to the development and sales and marketing of the product. Orthofix Inc. accordingly re-evaluated the intangible assets in its balance sheet relating to this product in accordance with the provisions of SFAS 121. Based on this evaluation, Orthofix Inc. incurred a write-off of approximately $3.3 million which is classified in operations.

          In April 1998, Orthofix Inc. announced that it had entered into an agreement to sell a license for BoneSource - Orthofix's calcium phosphate-based bone cement - to Homedica Inc. The Company received gross proceeds under the agreement of $12.5 million, of which $2.5 million represented advance royalties. This resulted in a net gain of $9.7 million after costs of $300,000. At the same time, Orthofix Inc., following a revaluation of the goodwill then carried in its balance sheet relating to BoneSource using the undiscounted cashflow method, recognized a write down of $1.6 million in respect of such goodwill. The resulting net gain of $8.1 million on the sale of the license has been recorded as a component of other income in the consolidated income statements for 1998.

          Following the appointment of Charles Federico in October, 1996, to the position of President of Orthofix Inc., a review of all of the Company's North American activities has taken place, resulting in a significant restructuring of the Company's business in the United States. The Company's US sales force, which is now more incentive-based, has been reorganized to make it more focused on individual business sectors. Orthofix Inc. has further rationalized its overhead structure including premises, people and non-essential functions. The restructuring, which was substantially complete at March 31, 1997, resulted in a one-time charge of $3.2 million. Approximately $2.2 million, largely rental expense, was expensed in the fourth quarter of 1996 and $1.0 million, largely employee termination costs, in the first quarter of 1997.

          On June 1, 1995, AME replaced EBI as the distributor of Orthofix's, products in the United States upon expiration of EBI's distribution agreement on May 31, 1995. During 1995, EBI began to introduce its own range of external fixators into the United States market, while continuing to sell its existing inventory of Orthofix products. The Company has sued EBI for, among other matters, infringement of patents and passing off. On June 2, 1997, the jury in the trial of this case awarded Orthofix S.r.l. and Orthofix Inc. compensatory damages in the amount of $48,000,000 and punitive damages in the amount of $100,600,000 plus interest from June 2, 1997. On August 28, 1997 the United States District Court for the District of New Jersey upheld the jury verdict as a matter of law and reduced the punitive damages to $50,000,000. On September 26, 1997, the defendants filed a Notice of Appeal. The appeal was heard on October 29, 1998 and the company has been advised to expect a decision in 1999. The appeals process, however, may still take a year or more. See "Item 3- LEGAL PROCEEDINGS".

          The Company's financial condition, results of operations and cash flows have not been significantly impacted by seasonality trends. Additionally, the Company does not believe its operations will be significantly affected by inflation or fluctuations in interest rates.

1998 compared to 1997

          Net sales increased 16% to $104.1 million in 1998 compared to $90.0 million in 1997. Net sales in North America (primarily the United States) in 1998 represented 61% of net sales, or $63.6 million, compared with 60% of net sales, or $53.6 million, in 1997, an increase of 19%. This increase was largely due to the growth in net sales of PEMF products, Orthofix products and the A-V Impulse System. Outside the United States, there was an increase in net sales of 11% in 1998 compared with 1997, caused mainly by growth in sales of the A-V Impulse System and the Laryngeal Mask. Sales outside the United States would have shown an increase of 14% if translated at 1997 exchange rates.

          Sales and marketing expenses which represented 36% of net sales in 1998 and 36% in 1997, increased by $5.4 million in 1998 compared to 1997. In the U.S., where sales increased by 19% in 1998 compared to 1997, sales and marketing expenses increased by 16% to $25.0 million from $21.5 million in 1997. Outside the U.S., where sales increased by 13%, sales and marketing expenses increased by 17% from $11.0 million to $12.9 million, largely as a result of increased spending on fixation products and the Laryngeal Mask.

          General and administrative expenses, which decreased by $400,000 from $12.4 million in 1997 to $12.0 million in 1998, represented 12% of net sales in 1998 compared to 14% in 1997. General and administrative expenses for 1998 and 1997 included $369,000 and $2.0 million of litigation costs, respectively. Exclusive of such costs, general and administrative expenses represented 11% and 12% of net sales in 1998 and 1997, respectively. See "Item 3. LEGAL PROCEEDINGS."

          Research and development expenses were $5.9 million in 1998 compared to $4.8 million in 1997. The increase of $1.1 million resulted largely from the inclusion in 1998 for a full year of the costs associated with the joint facility set up by Orthofix Inc. dedicated to advanced research in orthopedic applications and located at Wake Forest University's Bowman School of Medicine in Winston-Salem, North Carolina.

          Amortization of intangible assets was $3.6 million in 1998 compared to $3.8 million in 1997. The decrease of $200,000 resulted principally from decreased amortization consequent upon the write off in the second quarter of goodwill relating to the BoneSource material, following the licensing deal with Howmedica, and of the intangible asset relating to the Ogden Anchor. See Note 2 to the Consolidated Financial Statements.

          Net other expense decreased by $700,000 from $2.0 million in 1997 to $1.3 million in 1998. This decrease resulted principally from a reduction in net interest payable in 1998 of $1.0 million following reduced borrowings resulting from improved operating cashflows and the consideration received from the BoneSource licensing agreement. The reduction in net interest payable was offset by an increase in foreign exchange losses in 1998 over 1997 of $426,000 resulting from the translation of a loan note between group companies denominated in Italian Lira.

          In 1998 and 1997, the effective rate of income tax, excluding the net effect of non-recurring items, was 33% and 45%, respectively. The reasons for the reduced tax rate in 1998 resulted from a reduction in non-deductible litigation expenses of $2.0 million, and a reduction by the Italian Government of statutory income tax rates from 53% to 42%, effective January 1, 1998. The Company's effective tax rate remained high in 1997 principally due to non-deductible litigation expenses of $2.0 million. Excluding such expenses, the Company's effective tax rate would have been 40% in 1997. Based on the weight of the positive evidence from U.S. operations and the expectation of future taxable income in the U.S., the U.S. valuation allowance was released to income in 1998.

          Net income for 1998 (before the net effect of non-recurring items of $4.8 million) was $9.5 million compared to $3.7 million (before the net effect of non-recurring items of $626,000) in 1997 giving diluted earnings per share of $0.71 on the basis of diluted average shares outstanding of 13.3 million in 1998 compared with diluted earnings per share of $0.28 on the basis of diluted average shares outstanding of 13.2 million in 1997.

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

          Amortization of intangible assets was $3.8 million in 1997 compared to $3.8 million in 1996. See Notes 8 and 9 to the Consolidated Financial Statements.

          In the first quarter of 1997, the Company expensed $1.0 million, largely termination costs, resulting from a reorganization of Orthofix Inc. In the fourth quarter of 1996, the Company expensed $2.2 million resulting from the reorganization of Orthofix Inc.

          Net other expense increased from $1.3 million in 1996 to $2.0 million in 1997. This increase resulted principally from exchange profits in 1996 of $352,000 resulting primarily from the translation of current assets and liabilities from local currencies into dollars compared to exchange losses of $106,000 in 1997.

          In 1997 and 1996, the effective rate of income tax, excluding restructuring charges of $1.0 million and $2.2 million, was 45% and 51%, respectively. The Company's effective tax rate remained high in 1997 principally due to non-deductible litigation expenses of $2.0 million. Excluding such expenses, the Company's effective tax rate would have been 40%. The Italian government has reduced statutory income tax rates from 53% to 42%, effective January 1, 1998.

          Net income for 1997 was $3.7 million (before the effect of non-recurring items) compared to $1.7 million (before the effect of non-recurring items) in 1996 giving diluted earnings per share of $0.28 on the basis of diluted average shares outstanding of 13.2 million in 1997 compared with diluted earnings per share of $0.13 on the basis of diluted average shares outstanding of 12.7 million in 1996.

Liquidity and capital resources

          Cash and cash equivalents at December 31, 1998 were $7.0 million compared to $4.1 million at December 31, 1997, an increase of $2.9 million.

          Net cash provided by operating activities increased from $4.6 million in 1997 to $6.0 million in 1998, an increase of $1.4 million. Cash from operating activities in 1998 was provided by net income, after adjustments for non-cash items such as depreciation, amortization and provisions, of $16.1 million. The Company invested a net $10.1 million of this sum in working capital resulting in total net cash provided by operating activities of $6.0 million. Of the net $10.1 million invested in working capital, $7.5 million was used for trade accounts receivable and $3.6 million was used for inventories offset by $1.2 million provided by trade accounts payable.

          Net cash provided by investing activities was $8.4 million in 1998 compared to net cash used of $3.3 million in 1997. The Company realized $12.2 million, net of expenses of $300,000, from the sale of the BoneSource license and used $2.9 million to purchase tangible assets, $499,000 to purchase intangible assets, principally patents, and $437,000 for investments.

          Net cash used for financing activities was $ 11.7 million in 1998 compared to $816,000 in 1997. Cash used by financing activities in 1998 consisted principally of repayment of long-term debt of $11.0 million offset by increased borrowings under short-term lines of credit of $895,000. The Company also used $1.9 million to repurchase common shares for Treasury.

          The Company believes that its current cash balances together with its projected cash flows, and existing lines of credit are sufficient to cover its anticipated capital needs and research and development costs during the next two fiscal years. See "Item 1, DESCRIPTION OF BUSINESS--Recent Developments."

          The Company has an $18 million credit arrangement comprising a $15 million term note ("Term Note") and a $3 million revolving credit facility (the "Revolver"). The Term Note and Revolver are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company.

          Certain restrictive covenants pursuant to the note payable to the bank reside at the Company's reporting level, with other restrictive covenants residing at Orthofix Inc. The most restrictive covenant precludes the transfer to the Company from Orthofix Inc. of an amount exceeding 10% of total assets of the Company in any one year or exceeding 25% of total assets of the Company during the period of the Term Note. At December 31, 1998, the amounts were $12.2 million and $30.6 million, respectively. These restrictions are not expected to have an impact on the Company's ability to meet its obligations.

Dividend Policy

          The Company has no present intention to pay dividends.

          In the event that the Company decides to pay a dividend to shareholders with dividends received from its subsidiaries, it would, based on prevailing rates of taxation, be required to pay additional withholding and income tax at a combined rate of approximately 10% on such amount.

Market risk

          In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not use derivatives to hedge foreign exchange exposure. The Company's interest exposure is primarily related to $5 million of fixed rate loan note with a group company denominated in Italian Lira. A 10% unfavorable movement in exchange rates would result in a $515,000 loss on exchange upon conversion of this debt

Year 2000 Issues

          Many computer systems and software products accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies will need to be upgraded to comply with this "Year 2000" requirement. Systems that do not properly recognize such information could generate erroneous data or fail. Significant uncertainty exists in the software industry concerning the potential effects associated with non-compliance.

          To minimize the risks associated with the millennium date change, the Company is actively pursuing a comprehensive Year 2000 compliance program to ensure that its computer, network and facilities infrastructure are ready for that date change. The Company has set up a Year 2000 project closely supervised by executive management to manage the compliance program and ensure business continuity. The program includes assessment, implementation, validation testing and contingency planning. Senior members of staff who are directly accountable to their respective management boards are leading the project. The Company does not expect the Year 2000 project to defer other significant Information Technology projects.

          The Company has completed a detailed risk assessment and developed a program methodology and risk management plan to ensure that each aspect of its global operations potentially affected by the millennium date change is addressed and a program of corrective measures is implemented and thoroughly tested. The Company recognizes that the risk to operations may be material and has, accordingly, focused significant efforts in the areas of software testing, suppliers, customers and contingency planning.

          The software and hardware used internally by the Company has been updated and replaced to comply with Year 2000 requirements, and the Company's principle suppliers and customers have advised us that they are doing the same. However, no assurances can be given that the Company will not experience serious, unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in its internal systems. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, operating results or financial condition.

          The Company has tested software obtained from third parties that is incorporated into its operations, and is seeking assurances from vendors that licensed software is Year 2000 compliant. Despite testing and assurances from developers of these products, they may contain undetected errors or defects associated with Year 2000 date functions. Unknown errors or defects may result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation or increased service and warranty costs. The occurrence of any of the foregoing could materially adversely affect the Company's business, operating results, or financial condition.

          The possible consequences of the Company or its key business partners not being fully Year 2000 compliant by January 1, 2000 include, among other things, delays in the delivery of goods, delays in the receipt of supplies or invoice and collection errors. The Company's business and results operations could be materially adversely affected by a temporary inability to conduct its business in the ordinary course for a period of time after January 1, 2000. However, the Company believes that its Year 2000 readiness program, including its contingency planning discussed below, should significantly reduce the adverse effect any such disruption may have.

          The Company is developing contingency plans which will be implemented as necessary to identify and correct any Year 2000 problems which might arise and expects to complete these plans by June 30, 1999. Depending on the nature of the problem, these plans could include the accelerated replacement of affected equipment or software, use of backup equipment or software and increased work hours for Company personnel or the use of contract personnel to provide manual solutions. Implementation of any contingency plans could have a material adverse impact on the Company's financial condition and results of operations.

          The Company estimates that the aggregate cost of addressing these Year 2000 issues was approximately $350,000 to December 31, 1998 and will be approximately $150,000 in the year to December 31, 1999. The Company is expensing these costs as they are incurred and is funding them from operating cash flow. Of the costs incurred to date, approximately $200,000 relate to replacing problem hardware, $125,000 relate to replacing problem software and $25,000 relate to repairing problem software.

          The Year 2000 project is an ongoing process and the estimates of costs and completion dates for various components of the Year 2000 readiness program described above are subject to change as work continues.

          The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of associated incremental costs could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendor's ability to modify proprietary software and unanticipated problems identified in the ongoing compliance review.

Euro Conversion

          As part of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most European countries in which we conduct business. The conversion rates between the Euro and the participating nation's currencies was fixed irrevocably as of December 31, 1998, with the participating national currencies being removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coins.

During the "transition Period" from January 1, 1999 through December 31, 2001, public and private entities as well as individuals may pay for goods and services using checks, drafts or wire transfers denominated in Euro or the participating country's national currency.

          Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to use the Euro until the notes and coins have been introduced on January 1, 2002. The migration to Euro compliant systems is a key IT strategy. The Company believes that it has been Euro compliant in the affected countries (that is, able to receive Euro-denominated payments and able to invoice in Euros as requested by vendors and suppliers, respectively) since January 1, 1999. It expects to complete full conversion of all affected country operations to the Euro by the time national currencies are removed from circulation. The Company does not expect the cost of software and business process conversion to be material. In addition, it does not expect conversion to the Euro to have significant impact on its competitive strategies in the effected countries, nor does it expect the Euro to have a significant effect on its foreign exchange hedging policies.

Recently Issued Accounting Standards

          During 1998, various new accounting pronouncements were issued which may impact the Company's financial statements. (See Note 1 to the Consolidated financial statements)

Item 10.     DIRECTORS AND OFFICERS OF REGISTRANT.

Directors and Executive Officers

        The directors and executive officers of the Company are as follows:


       Name                   Age               Position
       ----                   ---               --------

Robert Gaines Cooper           61     Chairman of the Board of Directors
Edgar Wallner                  62     President, Chief Executive Officer and
                                      Director
Peter Clarke                   57     Executive Vice President, Chief Financial
                                      Officer, Secretary and Director
Charles Federico               50     Senior Vice President, President, North
                                      America and Director
Tom Hay                        53     Senior Vice President and President,
                                      International Division
Vittorio Pietropoli            58     Senior Vice President and Director
Robert Sentance                52     Controller
Jerry Benjamin (1)(2)          58     Director
Alberto d'Abreu de Paulo       60     Director
Frederik Hartsuiker            58     Director
Peter Hewett (1)               63     Deputy Chairman and Director
Julian Knott (1)(2)            48     Director
John Littlechild               47     Director
James Gero                     54     Director

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

          Mr. Hay became President, International Division, in December 1998. Before joining Orthofix, Mr. Hay was with C R Bard Inc. for eleven years, ultimately as Managing Director of C R Bard Ltd. and Vice President, C R Bard, Northern Europe. Prior to this, he spent fourteen years with Baxter Healthcare.

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

          Mr. Littlechild became a non-executive Director of Orthofix in 1987 and a Director of Orthofix Inc. in 1995. He has served as a General Partner of the General Partner funds of each of the HealthCare Partners, a United States venture capital fund, since 1991. From 1985 to 1991, he was a Senior Vice President of Advent International Corporation. Mr. Littlechild is a Director of Avant Immunotherapeutics, Inc. and Diacrin, Inc. as well as other privately held HealthCare companies.

          Mr. Gero became a non-executive Director of Orthofix in February 1998. Mr. Gero became a Director of AME in 1990 and served subsequently as a Director of Orthofix Inc. He is the Chairman and Chief Executive Officer of each of Sierra Technologies Inc. and Sierra Networks Inc. and a Director of each of Spar Limited, Leslie Building Products Inc., Drew Industries Inc., and Chairman of Thayer Aerospace.

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


Item 11.     COMPENSATION OF DIRECTORS AND OFFICERS.

        During 1998, an aggregate amount of approximately $2.3 million was paid by Orthofix to its directors and executive officers as a group (14 persons) for services rendered in all capacities. This amount includes $21,000 paid by Orthofix in 1998 to provide pension, retirement or similar benefits for all directors and officers. Orthofix anticipates that for 1999 the aggregate compensation to be paid to its directors and executive officers as a group (14 persons) will be approximately $2.9 million.

        No director or executive officer of the Company has an employment contract that binds the Company for a notice period longer than one year.


Item 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

        The total amount of Common Shares called for by all outstanding options held by directors and officers as a group as of April 30, 1999 was 1,994,750.

Share Option Plans

        The following is a summary description of certain provisions of the Company's share option plans.

        Staff Share Option Plan. Pursuant to the Company's Staff Share Option Plan (the "Staff Plan"), the Company's employees, including the Company's directors and executive officers, and certain other persons directly or indirectly related to the Company's business, have been granted options to purchase an aggregate of 1,509,501 Common Shares

(representing approximately 11.6% of the Common Shares outstanding) at prices ranging from $1.43 to $13.50 per Common Share. Of these, options for 688,626 Common Shares have been exercised or cancelled as of April 30, 1999. Option grants under the Staff Plan were made in 1988, 1989, 1990, 1991, 1995, 1996, 1997 and 1998. 156,275 Common Shares remain available for grant under this Plan.

        Options under the Staff Plan are currently exercisable with respect to 41% of the total number of Common Shares subject to option. The Board of Directors has the authority to accelerate the exercise date of options, or make such other adjustments as it considers appropriate, in the event of a change in control of the Company. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee. Staff Plan options generally expire ten years after date of grant, or earlier in certain circumstances.

        Executive Share Option Plan. The Company's Executive Share Option Plan (the "Executive Plan") was adopted by the Board of Directors and approved by the shareholders in March 1992. An aggregate 1,945,000 Common Shares have been reserved for issuance under the Executive Plan. The Executive Plan is administered by the Board of Directors. No Common Shares remain available for future grants under the Executive Plan.

        Options covering an aggregate of 1,945,000 Common Shares have been awarded by the Board of Directors to executive and non-executive officers of the Company. All Executive Plan options have a per share exercise price of $14.40 (120% of the offering price in the Initial Public Offering).

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

        AME Incentive Stock Option Plans. All options on AME Common Stock outstanding under AME's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1990 Incentive Plan (the "1990 Plan") immediately prior to the merger of AME with Othello were assumed by Orthofix and converted into options to purchase Common Shares. Options under the 1983 Plan have a weighted average exercise price of approximately $23.07 per Common Share at prices ranging from $15.52 to $24.57 per Common Share; options under the 1990 Plan have a weighted average exercise price of approximately $18.93 per Common Share at prices ranging from $9.49 to $28.24 per Common Share. The exercise prices of all such options were adjusted to take account of the merger.

        Options granted under both the 1983 Plan and the 1990 Plan expire ten years after the date of grant unless earlier exercised. The last options granted under the 1983 Plan are scheduled to expire in 2002, while the last options granted under the 1990 Plan are scheduled to expire in 2005. Currently, 4,380 options are outstanding under the 1983 Plan, all of which are exercisable, and 34,764 options are outstanding under the 1990 Plan, all of which are exercisable.

        AME Warrants. Warrants to purchase 320,000 shares of AME Common Stock (the "AME Warrants") were also assumed by Orthofix pursuant to the merger of AME with Othello and became exercisable for Common Shares after adjustment to take account of the merger. At April 30, 1999, AME Warrants to purchase 115,994 Common

Shares were currently exercisable, and expire on various dates through December 2003. The exercise price for the AME Warrants ranges from $18.10 to $30.60 per Common Share.


Item 13.        INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        Certain directors of Orthofix own beneficial interests in LMA International S.A. ("LMA"). In 1992, LMA, which owns the distribution rights in Italy to the Laryngeal Mask (used to administer anaesthesia) produced by The Laryngeal Mask Company Ltd., awarded the distribution rights for the Laryngeal Mask in Northern Italy to DMO. With effect from January 1, 1995, such rights were extended to the whole of Italy. A trust, of which Mr. Gaines Cooper is settlor, owns a 40% interest in LMA. In exchange for the award of distribution rights to DMO, LMA was permitted to purchase a 20% beneficial interest in DMO.

          On October 27, 1993, Orthofix International B.V. acquired a 62% interest, and Intavent Limited a 38% interest, in Intavent Orthofix. Mr. Gaines Cooper is the settlor of a trust that owns a 30% interest in Intavent Limited. Intavent Orthofix distributes the Laryngeal Mask, supplied by Intavent Limited, in the United Kingdom. In connection with this transaction, Orthofix International B.V. extended an interest-free loan to Intavent Orthofix in the amount of approximately $2,600,000, all of which has been repaid. In addition, Intavent Orthofix issued an interest-bearing unsecured convertible loan note in the amount of approximately $625,000 to Intavent Limited. On April 22, 1998, Intavent Ltd converted the loan note into shares in Intavent Orthofix Ltd, thereby increasing its equity interest in the latter to 48%. In the event that an offer is accepted by shareholders to sell more than 50% of the outstanding Intavent Orthofix shares, Intavent Limited may acquire an additional 200 shares of Intavent Orthofix from Orthofix for approximately $390 per share, bringing its interest in Intavent Orthofix to 50%.

          Arrow Medical Limited ("Arrow") supplies impads for use with the A-V Impulse System to Novamedix Distribution Limited. Mr. Gaines Cooper is the settlor of a trust which owns 40% of LMA. Mr. Gaines Cooper is Chairman of LMA, which owns a 30% interest in Arrow. Mr. Wallner is the settlor of a trust which owns a 10% interest in Arrow.

        Inter Medical Supplies, a wholly owned subsidiary which manufactures and distributes Orthofix products, rents a facility from LMA under a two year lease which started in 1997. The annual rent paid to LMA is $60,000. During 1998, Inter Medical Supplies, paid LMA $90,000 as a contribution towards the setting up cost of this facility.

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


Item 19.   FINANCIAL STATEMENTS AND EXHIBITS

        The following financial statements and related schedule, together with the report of Coopers & Lybrand are filed as part of this Annual Report on Form 20-F in Item 18:

       Report of the Independent Auditors
       Consolidated Balance Sheets as of December 31, 1998 and 1997. Consolidated Statements of Operations for the three years ended
        December 31, 1998.
       Consolidated Statements of Changes in Shareholders' Equity for the
        three years ended December 31, 1998.
       Consolidated Statements of Cash Flows for the three years ended
        December 31, 1998.
       Notes to Consolidated Financial Statements.
       Schedule 1 - Condensed Financial Information of Registrant
       Schedule 2 - Valuation and Qualifying Accounts

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


                                      ORTHOFIX INTERNATIONAL N.V.



                                      By:
                                          --------------------------------------
                                          Name:  Peter Clarke
                                          Title: Secretary

Date: June     , 1998

                           ORTHOFIX INTERNATIONAL N.V.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                      Index


                                                                           Page


Report of the Independent Accountants                                       F-2

Consolidated balance sheets at December 31, 1998 and 1997                   F-3

Consolidated statements of operations for the three years ended
 December 31, 1998                                                          F-5

Consolidated statements of changes in shareholders' equity for the
 three years ended December 31, 1998                                        F-6

Consolidated statements of cash flows for the three years ended
 December 31, 1998                                                          F-7

Notes to the consolidated financial statements                              F-9

Report of Independent Accountants on Financial Statement Schedules          S-1

Schedule 1 - condensed financial information of registrant                  S-2

Schedule 2 - valuation and qualifying accounts                              S-6

                           ORTHOFIX INTERNATIONAL N.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Orthofix International N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Orthofix International N.V. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





London, England
March 2, 1999


                           ORTHOFIX INTERNATIONAL N.V.

                           CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1998 and 1997



            December 31

(U.S. Dollars, in thousands except share and per share data)                           1998                1997
------------------------------------------------------------                           ----                ----
Assets
Current assets:
  Cash and cash equivalents.....................................................    $  6,970            $  4,131
  Restricted cash...............................................................         839                 780
  Trade accounts receivable, less allowance for doubtful accounts of
  $4,516 and $4,199 at December 31, 1998 and 1997, respectively.................      32,713              27,046
Inventories.....................................................................      15,839              11,874
Deferred income taxes...........................................................       3,106                   -
Other current assets............................................................       4,030               4,632
                                                                                     -------             -------
  Total current assets..........................................................      63,497              48,463

Investments                                                                              437                   -
Property, plant and equipment, net..............................................       9,056               8,951
Patents and other intangible assets, net........................................       2,448               6,042
Goodwill, net...................................................................      45,067              49,492
Deferred income taxes - non-current.............................................       1,895                   -
                                                                                      ------             -------
  Total assets..................................................................  $  122,400          $  112,948
                                                                                      ======              ======





The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                     CONSOLIDATED BALANCE SHEETS (continued)
                        as of December 31, 1998 and 1997



             December 31

(U.S. Dollars, in thousands except share and per share data)                          1998                1997
------------------------------------------------------------                          ----                ----
Liabilities and shareholders' equity
Current liabilities:
  Bank borrowings.................................................              $   3,073          $    7,309
  Current portion of long-term debt...............................                  2,344               3,550
  Trade accounts payable..........................................                  7,777               6,259
  Other current liabilities.......................................                 12,854              13,195
                                                                                ---------          ----------
  Total current liabilities.......................................                 26,048              30,313

Long-term debt....................................................                  4,168               9,439
Deferred income taxes.............................................                  1,516               1,313
Deferred income...................................................                  2,500                   -
Long-term rental liabilities, net.................................                  1,085               1,296
Deferred compensation.............................................                    850                 724
Minority interests................................................                  7,497               4,715
                                                                                ---------          ----------
  Total liabilities...............................................                 43,664              47,800
                                                                                ---------          ----------

Commitments and contingencies (notes 14 and 18)
Shareholders' equity
  Common shares $0.10 par value
  Authorized:    30,000,000                      (1997:  30,000,000)
  Issued:        13,271,898                      (1997:  13,120,040)...........     1,327               1,312
  Outstanding    12,964,055                      (1997:  12,959,700)
  Additional paid-in capital...................................................    63,176              63,332
Less:  307,840    Treasury shares, at cost (1997: 160,340).....................    (3,303)             (1,387)
                                                                                ---------          ----------
                                                                                   61,200              63,257
  Retained earnings............................................................    18,589               4,313
  Accumulated other comprehensive income.......................................    (1,053)             (2,422)
                                                                                ---------          ----------
Total shareholders' equity.....................................................    78,736              65,148
                                                                                ---------          ----------
Total liabilities and shareholders' equity..................................... $ 122,400          $  112,948
                                                                                =========          ==========

The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1998, 1997 and 1996




(U.S. Dollars, in thousands, except share and per share data)       1998            1997            1996
-------------------------------------------------------------       ----            ----            ----
Net sales...................................................... $  104,065       $  89,963       $  77,221
Cost of sales..................................................     29,493          25,366          23,451
                                                                   -------         -------         -------
Gross profit...................................................     74,572          64,597          53,770
Operating expenses
    Sales and marketing........................................     37,949          32,538          29,025
    General and administrative.................................     11,987          12,365           9,346
    Research and development...................................      5,875           4,840           4,883
    Amortization of intangible assets..........................      3,549           3,786           3,775
    Impairment of long-lived assets............................      3,295               -               -
    Restructuring charges......................................          -           1,010           2,211
                                                                 ---------         -------         -------
                                                                    62,655          54,539          49,240
                                                                    ------          ------          ------
    Total operating income ....................................     11,917          10,058           4,530
Other income
    Interest income............................................        326             117             238
    Interest expense on bank loans.............................    (1,135)         (1,962)         (1,765)
    Other (expense) income.....................................      (502)           (113)             220
                                                                   -------         -------         -------
    Net other expense..........................................    (1,311)         (1,958)         (1,307)
Gain on sale of product license................................      8,100               -               -
                                                                   -------       ---------        --------
    Net income before income taxes and minority interests......     18,706           8,100           3,223
Income tax expense.............................................    (2,687)         (4,081)         (2,785)
                                                                   -------         -------         -------
    Net income before minority interests.......................     16,019           4,019             438
Minority interests.............................................    (1,743)           (950)           (913)
                                                                   -------         -------         -------
Net income (loss)..............................................    $14,276         $ 3,069         $ (475)
                                                                    ======          ======          ======
Net income (loss) per common share - basic.....................    $  1.10         $  0.24         $(0.04)
                                                                    ======          ======          ======
Net income (loss) per common share - diluted...................    $  1.07         $  0.23         $(0.04)
                                                                    ======          ======          ======
Weighted average number of common shares - basic............... 12,966,830      12,932,807      12,673,319
                                                                ==========      ==========      ==========
Weighted average number of common shares - diluted............. 13,291,988      13,211,397      12,673,319
                                                                ==========      ==========      ==========


The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
              For the years ended December 31, 1998, 1997 and 1996



                                       Number of                                                       Accumulated
                                          Common              Additional      Treasury                       other          Total
(U.S. Dollars,  in thousands,             shares     Common      paid-in        shares     Retained  comprehensive  shareholders'
except share data)                   Outstanding     Shares      capital     (at cost)     earnings         income         equity
------------------                   -----------     ------      -------     ---------     --------         ------         ------
At December 31, 1995...............   12,477,455      1,264       58,777       (1,387)        1,719        (1,713)         58,660

410,253 common shares issued.......      410,253         41        4,207             -            -              -          4,248
Net loss...........................            -          -            -             -        (475)              -          (475)
Other comprehensive income
     Translation adjustment........            -          -            -             -            -          1,477          1,477
                                                                                                                       ----------
Comprehensive income...............                                                                                         1,002
                                   -------------  ---------  ----------- -------------  ----------- -------------- --------------
At December 31, 1996...............   12,887,708      1,305       62,984       (1,387)        1,244          (236)         63,910

71,992 common shares issued........       71,992          7          348             -            -              -            355
Net income.........................            -          -            -             -        3,069              -          3,069
Other comprehensive income
     Translation adjustment........            -          -            -             -            -        (2,186)        (2,186)
                                                                                                                      -----------
Comprehensive income...............                                                                                           883
                                   -------------  ---------  ----------- -------------  ----------- -------------- --------------
At December 31, 1997...............   12,959,700      1,312       63,332       (1,387)        4,313        (2,422)         65,148

151,855 common shares issued.......      151,855         15          525             -            -              -            540
Repurchase of warrants.............            -          -        (174)             -            -              -          (174)
Conversion of loan note............            -          -        (507)             -            -              -          (507)
147,500 common shares
purchased for  treasury............    (147,500)          -            -       (1,916)            -              -        (1,916)
Net income.........................            -          -            -             -       14,276                        14,276
Other comprehensive income
     Translation adjustment                    -          -            -             -            -          1,369          1,369
                                                                                                                       ----------
Comprehensive income...............                                                                                        15,645
                                   -------------  ---------  ----------- -------------  ----------- -------------- --------------
At December 31, 1998...............   12,964,055      1,327       63,176       (3,303)       18,589        (1,053)         78,736
                                       =========      =====       ======        ======       ======         ======         ======



The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1998, 1997 and 1996



(U.S. Dollars, in thousands)                                                1998            1997            1996
----------------------------                                                                                ----
Cash flows from operating activities:
    Net income (loss)................................................. $  14,276        $  3,069        $  (475)
                                                                         -------         -------        --------
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
    Depreciation and amortization.....................................     6,521           6,493           6,169
    Provision for losses on trade accounts receivable.................     2,719           2,336           1,863
    Provision for restructuring costs.................................         -               -           2,072
    Loss on sale of fixed assets......................................       428              41             132
    Gain on sale of product license...................................   (8,100)               -               -
    Loss on impairment of long-lived assets...........................     3,295               -               -
    Deferred taxes....................................................   (5,001)           (205)             311
    Minority interest in net income of consolidated subsidiaries......     1,743             950             913
    Other.............................................................       261             144             137
Changes in operating assets and liabilities:
    Increase in accounts receivable...................................   (7,513)         (6,964)         (5,487)
    Increase in inventories...........................................   (3,599)           (531)         (2,442)
    (Increase) decrease in other current assets.......................       (7)            (59)           1,409
    Increase in trade accounts payable................................     1,193             492             203
    Decrease in other current liabilities.............................     (188)         (1,119)         (2,653)
                                                                         -------         -------         -------
Total adjustments.....................................................   (8,248)           1,578           2,627
                                                                         -------         -------         -------
Net cash provided by operating activities.............................     6,028           4,647           2,152
                                                                          ------          ------          ------
Cash flows from investing activities:
    Investments.......................................................     (437)               -               -
    Acquisition of subsidiaries, net of cash acquired.................         -               -           (487)
    Capital expenditure...............................................   (3,401)         (3,394)         (3,237)
    Proceeds from sale of equipment...................................        63              51              53
    Proceeds from sale of product license, net of
    expenses of  $300.................................................    12,200               -               -
                                                                         -------       ---------        --------
Net cash provided by (used in) investing activities...................   $ 8,425      $  (3,343)      $  (3,671)
                                                                         -------      ----------      ----------




The accompanying notes form an integral part of these consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1998, 1997 and 1996


(U.S. Dollars, in thousands                                                   1998             1997            1996
---------------------------                                                   ----             ----            ----
Cash flows from financing activities:
    Net proceeds from issue of common shares.........................         $   540         $   355         $   216
    Acquisition of Treasury shares...................................         (1,916)               -               -
    Repurchase of warrants...........................................           (174)               -               -
    Repayment of loans...............................................        (11,031)         (3,444)         (4,735)
    Proceeds from borrowings.........................................             895           3,053           2,356
    Restricted cash..................................................                -          (780)             214
                                                                             ---------        -------         -------
Net cash used in financing activities................................        (11,686)           (816)         (1,949)
                                                                             --------         -------         -------
Effect of exchange rates changes on cash.............................              72              39              26
                                                                             --------       ---------        --------
Net (decrease) increase in cash and cash equivalents.................           2,839             527         (3,442)
Cash and cash equivalents at the beginning of the year...............           4,131           3,604           7,046
                                                                              -------         -------         -------
Cash and cash equivalents at the end of the year.....................       $   6,970       $   4,131       $   3,604
                                                                              =======         =======         =======
Supplemental disclosure of cash flow information Cash paid during the year for:
  Interest...........................................................       $   1,206       $   1,625       $   1,333
  Income taxes.......................................................       $   8,082       $   3,431       $   3,912

Supplemental schedule of non-cash investing and financing activities

On July 2, 1996, the Company issued common shares, loan notes, warrants and other non-cash instruments in settlement of deferred consideration due under the December 1994 Osteogenics acquisition agreement:

                  Issuance of equity                  $    4,032
                  Assumption of debt                       3,029
                  Expenses related                            81
                                                      ----------
                  Goodwill recognized                 $    7,142
                                                      ----------


On April 22, 1998 the loan note of $625,000 issued by Intavent Orthofix Limited in connection with its acquisition of Colgate Medical Limited was converted by the loan note holder into shares in Intavent Orthofix Limited.




The accompanying notes form an integral part of these consolidated financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Description of business

The Company and its subsidiaries are principally involved in the development, manufacture, marketing and distribution of advanced products for bone-healing and less invasive medical devices.

1       Accounting policies

(a)     Basis of consolidation

        The consolidated financial statements include the financial statements of the Company and its directly and indirectly wholly-owned and majority-owned subsidiaries' the principal ones of which are as follows:

        Orthofix Inc. (U.S.A)
        Orthofix S.r.l. (Italy)
        Inter Medical Supplies Limited (Cyprus) Novamedix Services Limited (United Kingdom) Orthosonics Limited (United Kingdom) 70% Intavent Orthofix Limited (United Kingdom) 52% Novamedix Distribution Limited (Cyprus) 80% D.M.O. S.r.l. (Italy) 70%

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

(b)     Foreign currency translation

        The accounts of the Company's foreign subsidiaries are recorded using the local currency as the functional currency. The Company applies Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" relative to the translation of foreign currency financial statements into U.S. dollars and accounting for foreign currency translations. Under this statement, all balance sheet accounts, except shareholders' equity and investments, are translated at year end exchange rates and revenue and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (expense). Gains and losses resulting from the translation of foreign currency financial statements are accumulated directly in the accumulated other comprehensive income component of shareholders' equity.

(c)     Inventories

        Inventories are valued at the lower of cost or estimated net realizable value, after provision for obsolete items, refurbishment and lost field-items. Cost is determined on a weighted-average basis which approximates the FIFO method. The valuation of work-in-progress and finished goods includes the cost of materials, labour and production. Demo inventory is expensed when provided to sales representatives.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)




1         Accounting policies (continued)

(d)       Reporting currency

          The reporting currency is the United States Dollar.

(e)       Market risk

          In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not use derivatives to hedge foreign exchange exposure. The Company's exchange rate exposure is primarily related to $5 million of fixed rate loan note with a group company denominated in Italian Lira. A 10% unfavourable movement in exchange rates would result in a $515,000 loss on exchange upon conversion of this debt.

(f)       Property, plant and equipment

          Property, plant and equipment is stated at cost less accumulated depreciation, except for land which is not depreciated. Depreciation is computed on a straight-line basis over the useful lives of the assets which are as follows:

                                                               Years
                                                               -----
          Buildings                                          25 to 33
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

(h)       Intangible assets

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

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


1         Accounting policies (continued)

(i)       Long-Lived Assets

                   In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " the Company reviews long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, this statement requires recognition of an impairment loss when the sum of undiscounted expected future cash flow is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the asset. (See Note 2).



(j)       Revenue recognition

          Revenues are recognized as income in the period in which the products are delivered. Revenues exclude any value added or other local taxes, intercompany sales and trade discounts. Revenues are reduced for estimated returns under the Company's limited guarantee programs and estimated cancellations at the time the products are shipped. Revenues related to customer co-payments are recognized when received.

(j)       Research and development costs

          Expenditures for research and development are expensed as they are incurred.

(k)       Income taxes

          The consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for income Taxes" (SFAS 109). Under SFAS 109, tax rates enacted by law are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are recognized for differences between the book values and the tax basis of the assets and liabilities and are adjusted for tax law and rate changes.

(l)       Concentration of credit risk

          The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

          The Company invests its excess cash in deposits with major banks. The Company has not experienced any losses on its deposits.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


1         Accounting policies (continued)

(m)       Net income per common share

          Net income (loss) per common share is calculated in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128), "Earnings per Share". Net income (loss) per common share - basic is based on the weighted average number of common shares outstanding during each of the respective years. Net income (loss) per common share - diluted is based on the weighted average number of common and common equivalent shares outstanding during each of the respective years. Common equivalent shares represent the dilutive effect of the assumed exercise of certain outstanding share options (see note 20).

          Differences between basic and diluted shares result solely from the assumed exercise of certain outstanding share options.

(n)       Cash and cash equivalents

          For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(o)       Use of estimates in preparation of financial statements

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

(p)       Financial Instruments

          All of the financial instruments, as defined by Statement of Financial Accounting Standard No. 107, "Disclosures about fair value of Financial Instruments" (SFAS 107), are stated at carrying values which approximate their fair values at the balance sheet dates.

 (q)      Reclassifications

          Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

(r)       Acquisition of Treasury stock

          Treasury stock is acquired at cost. It is the Company's policy, where appropriate, to buy in its own shares in order to enhance shareholder value.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


1         Accounting policies (continued)

(s)       Recently issued Accounting Standards

          In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed Or Obtained For Internal Use." SOP 98-1 provides guidance on costs to be capitalized and when capitalization of such costs should commence. SOP 98-1 applies to costs incurred after adoption, including costs for software projects that are in progress at the time of the adoption. The Company has evaluated the impact of this SOP on its financial position and results of operations and will implement SOP 98-1 for fiscal years beginning after December 15, 1998. The adoption of this pronouncement will not have a material effect on the Company's financial statements.

          In April 1998, the AICPA issued SOP 98-5, "Accounting for the Costs of Start-up Activities". SOP 98-5 requires all costs of start-up activities to be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. The adoption of this pronouncement will not have a material effect on the Company's financial statements.

          In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred as derivatives), and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In the opinion of management SFAS No. 133 will not have a significant impact on the results of operations of the Company.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


2    Restructuring and impairment of assets

Restructuring

During the latter part of 1996, the Company reviewed all of its activities at Orthofix Inc. resulting in a 1996 restructuring charge of $2.2 million of which $1.8 million related to rental liabilities. The current portions of these rental liabilities are $294,000, $263,000 and $201,000 and the long-term portions are $1,085,000, $1,296,000 and $1,553,000 as of December 31, 1998, 1997 and 1996
respectively.

Additionally, further restructuring charges, covering severance payments of approximately $1.0 million, were incurred in the first quarter of 1997. The Company's liabilities for these severance payments were approximately $300,000 as of December 31, 1998 and 1997. There were no additional restructuring charges in 1998.

Impairment of long-lived assets

During the year, the Company re-evaluated the recoverability of certain goodwill and intangible asset balances at Orthofix Inc. in accordance with its policy on long-lived assets (see note 1).

In April 1998, Orthofix Inc. entered into an agreement with Howmedica Inc. to modify the license agreement for BoneSource. At the same time, Orthofix Inc. re-evaluated the goodwill on its balance sheet relating to BoneSource and recognized a write down of $1.6 million in respect of such goodwill. The write down became necessary based on the new terms of the license agreement with Howmedica Inc. The write down of $1.6 million is classified within other income as an offset to the $9.7 million gain on sale of product license. The carrying value of BoneSource goodwill at December 31, 1998 is $4.7 million.

                 o In June 1998, the Company, following a review of its strategy for the Ogden Anchor in the light of continued disappointing sales and changing market specifications for the Ogden Anchor product, determined that it would not commit further resources to the development and sales and marketing of the product. Orthofix Inc. re-evaluated the intangible assets in its balance sheet relating to its Ogden Anchor product in accordance with the provisions of SFAS 121. Based on this evaluation Orthofix Inc. incurred a write-off of approximately $3.3 million which is classified in operations.


3    Restricted cash


                                                      December 31
                                                      -----------
(In thousands)                                 1998                  1997
--------------                                 ----                  ----

Restricted cash.............................  $ 839                 $ 780
                                              =====                 =====

In August 1997, Orthofix Inc. purchased a bond for the sum of $780,000 to be used in settlement of the directors judgement in the lawsuit brought by AME's former president and chief executive officer (see Note 18).

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


4         Inventories


                                                          December 31
                                                          -----------
(In thousands)                                       1998            1997
--------------                                       ----            ----

Raw materials....................................  $ 3,215         $ 1,342
Work-in-progress.................................    2,227           1,680
Finished goods...................................    6,903           6,906
Field inventory..................................    4,971           7,373
Less reserve for refurbishment, obsolescence
  and lost field units...........................   (1,477)         (5,427)
                                                  --------        --------
                                                   $15,839         $11,874
                                                   =======         =======

5         Other current assets


                                                          December 31
                                                          -----------
(In thousands)                                       1998            1997
--------------                                       ----            ----

Refundable sales tax.............................  $   812         $   908
Prepaid income taxes.............................    1,811           1,954
Prepayments......................................    1,220           1,343
Other receivable.................................      187             427
                                                  --------         -------
                                                    $4,030          $4,632
                                                    ======          ======

6         Investment in and advances to affiliate

During 1998, the Company acquired 47.5% shareholdings in Promeca S.A., Mexico and Orthofix do Brasil, for $80,000 and $238,000, respectively. In addition, a minority interest was acquired in Neomedics Inc., for $119,000.

7         Property, plant and equipment


                                                       December 31
                                                       -----------
(In thousands)                                   1998             1997
--------------                                   ----             ----

Cost.........................................   $ 3,225          $ 3,101
Building.....................................    10,650            8,946
Plant and equipment..........................     4,270            3,321
                                               --------          -------
                                                 18,145           15,368
Accumulated depreciation.....................     9,089            6,417
                                                -------          -------
                                                 $9,056           $8,951
                                                 ======           ======

At December 31, 1998, 1997 and 1996, the Term Note and Revolver described in note 12 are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company.

Depreciation expenses for 1998, 1997 and 1996 were $2,972,000, $2,691,000 and
$2,393,000 respectively.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


8         Patents and other intangible assets


                                                         December 31
                                                         -----------
(In thousands)                                    1998                  1997
--------------                                    ----                  ----

Cost

Patents........................................ $13,698               $12,600
Other..........................................     173                 4,700
                                               --------              --------
                                                 13,871                17,300
Accumulated amortization

Patents........................................  11,391                10,275
Other..........................................      32                   983
                                               --------             ---------
                                                $ 2,448               $ 6,042
                                                =======               =======

During the year, the Company wrote off a net book value amount of approximately $3.3 million of other intangible assets (see note 2).

9         Goodwill


                                                        December 31
                                                        -----------
(In thousands)                                   1998                  1997
--------------                                   ----                  ----

Cost.......................................... $ 57,343              $ 58,762
Accumulated amortisation......................   12,276                 9,270
                                                -------              --------
                                               $ 45,067              $ 49,492
                                                =======              ========

During the year, the Company wrote down approximately $1.6 million of goodwill related to one of its product lines (see note 2).

10        Bank borrowings


                                                         December 31
                                                         -----------
(In thousands)                                   1998                  1997
--------------                                   ----                  ----

Borrowings under lines of credit...............  $ 3,073               $ 5,309
Borrowings under revolving credit facility.....        -                 2,000
                                                --------              --------
                                                 $ 3,073               $ 7,309
                                                 =======               =======

Weighted average interest at year end:            1998                  1997
                                                  ----                  ----
                                                   %                     %
          Bank borrowings......................   7.84                  8.62
          Current maturity long-term debt......   7.48                  7.68

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


10       Bank borrowings ( continued)

Borrowings under lines of credit consist of borrowings from the Company's Italian subsidiaries. Of the $3.1 million of borrowings under lines of credit, $2.3 million is collaterized by the net assets of Orthofix Srl. In addition to the $3 million revolving credit facility described in note 12, of which $0 million had been drawn down

At December 31, 1998 (1997: $2.0 million), the Company had unused available lines of credit of $2.8 million (1997: $368,000). The terms of these lines of credit give the Company the option to borrow amounts in Italy at rates to be determined individually and from time to time with the banks concerned.

11        Other current liabilities


                                                        December 31
                                                        -----------
(In thousands)                                   1998                  1997
--------------                                   ----                  ----

Accrued expenses..........................     $ 5,423               $ 5,777
Salaried and related taxes payable........       2,960                 2,520
Other payables............................       2,927                 3,053
Income taxes payable......................       1,492                 1,733
Deferred income taxes.....................          52                   112
                                            ----------             ---------
                                               $12,854               $13,195
                                               =======               =======

12        Long-term debt


                                                                                              December 31
                                                                                              -----------
(In thousands)                                                                              1998          1997
--------------                                                                              ----          ----
Note payable to bank..............................................................       $ 3,074       $ 8,211

Long-term obligations, net of an unamortized discount of $788
(1997:$832).......................................................................         3,285         3,996

Loan repayable in instalments commencing in 1996
The original interest rate of 2.2% increased to 8.76% in 1996.....................           153           157

Loan note in favor of related party (see note 17) repayable at part on January
1, 2008.  The interest rate at December 31, 1997 was 7.75%........................             -           625
                                                                                     -----------     ---------
                                                                                           6,512        12,989
Less current portion..............................................................       (2,344)       (3,550)
                                                                                       ---------     ---------
                                                                                         $ 4,168       $ 9,439
                                                                                         =======       =======

Note payable to bank consists of an $18 million credit arrangement comprising a $15 million term note (the "Term Note") and a $3 million revolving credit facility (the "Revolver"). The Term Note bears interest at either the current prime rate or the London Inter Bank Offered Rate (LIBOR). The Term Note and Revolver are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company.

Borrowings of $3,074,000 and $8,211,000 under the Term Note bearing interest at 6.94% and 7.44% were outstanding as of December 31, 1998 and 1997, respectively. Annual maturities of the Term Note are due in quarterly instalments.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12        Long-term debt (continued)

As of December 31, 1998, there were $0 in borrowings under the revolving credit facility. As of December 31, 1997 there were $2,000,000 in borrowings under the revolving credit facility bearing interest at 7.72%. The credit arrangement matures on December 31, 2000.

Certain restrictive covenants pursuant to the note payable to the bank reside at the Company's reporting level, with other restrictive covenants residing with Orthofix Inc. The most restrictive covenant precludes the transfer to the Company from Orthofix Inc. of an amount exceeding 10% of total assets of the Company in any one year or exceeding 25% of total assets of the Company during the period of the Term Note. At December 31, 1998 the amounts were $12.2 million (1997: $11.3 million) and $30.6 million (1997: $28.2 million), respectively.

At December 31, 1996 the Company was in technical default under the terms of the credit arrangement. As of May 22, 1997, the Company obtained a waiver for the violations which occurred in the year ended December 31, 1996. In addition, effective May 22, 1997, certain financial covenants within the credit agreement were amended including a decrease in minimum EBITDA requirements, fixed charge coverage requirements and current ratio requirements. Since the amendment, the Company has been in compliance with the terms of the credit arrangement.

Long-term obligations include a note for $2.6 million (1997: $3.3 million) issued in connection with the acquisition of Osteogenics in December 1994. These obligations have aggregate annual maturities of approximately $800,000 in 1999 and $500,000 thereafter through 2003 and bear interest at 8.5%.

In 1995, the Company issued a loan note in connection with the acquisition of 16% of the share capital of Novamedix Limited for $1,480,000. This loan note is redeemable by December 31, 2010 if not redeemed earlier upon the occurrence of certain conditions and has been discounted at 6.75%. The carrying value at December 31, 1998 is $692,000, net of unamortized discount of $788,000.

The aggregate maturities of long-term debt for the five years after December 31, 1998 are $2,350,000, $2,062,000, $526,000, $527,000 and $356,000, respectively.

13        Acquisition of subsidiaries

There were no acquisitions of subsidiaries in 1998 or 1997.

Effective February 1, 1996, the company acquired the remaining 20% of the issued share capital of Novamedix Limited for $200,000. On January 28, 1996 the Company acquired 100% of the issued share capital of Novamedix Services Limited for $76,000.

On August 21, 1995 (the acquisition date), the Company acquired substantially all the outstanding stock of AME and merged AME into Orthofix Inc. Prior to the merger, Orthofix Inc. had no operating activity. The principal terms of the acquisition included cash payments of approximately $47.5 million and the issuance of approximately 1.95 million shares of the Company's common stock totalling approximately $33.5 million. Additionally, the Merger Agreement provides for contingent payments of an Earnout of up to $6 million and Bonus of up to $12 million to be paid on a pro rata basis to holders of AME stock, or certain other rights to receive AME stock, as of August 21, 1995. The Earnout payments are contingent upon the attainment of certain thresholds by the Company in 1995 (including AME prior to the acquisition date), 1996 and /or 1997, including: (i) gross revenues, (ii) gross revenues derived from sales of AME products (as defined in the Merger Agreement), or (iii) net income. Payment of the Bonus is contingent on the exceeding of certain gross revenue thresholds by the Company in 1995 (including AME prior to the acquisition date), 1996 and/or 1997. The

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13        Acquisition of subsidiaries (continued)

Earnout and Bonus, if paid, would be paid in cash, common stock of the Parent or a combination thereof on a Payout Date defined in the Merger Agreement. The contingent consideration described above, if paid, would have resulted in the Company recording additional goodwill. No amounts have been paid as of December 31, 1998.

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

14        Lease commitments

The Company has entered into certain operating leases for facilities and equipment. The primary operating lease is for the Company's facility in Richardson, Texas. The lease has a remaining term of three years and provides renewal options of up to ten additional years. Orthofix Inc. is responsible for insurance, taxes and maintenance for the majority of its leases.

Rent expense under the Company's operating leases for the year ended December 31, 1998, 1997 and 1996 was approximately $1,631,000, $1,503,000 and $1,533,000, respectively. Future minimum lease payments as of December 31, 1998 under all operating leases are as follows:



In thousands
------------

1999                                                      $1,883
2000                                                       1,836
2001                                                       1,464
2002                                                         134
2003 and later years                                         344
                                                          ------
Total                                                     $5,661
                                                          ======

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


15        Business segment information

The Company and its subsidiaries operate in two business segments, North America and International, which reflect the Company's management structure: North American and International operations are the responsibility of their respective Presidents, each of whom reports to the Company's President, Edgar Wallner. Both segments are engaged in the design, manufacture and sale of medical equipment. The North American segment is comprised of Orthofix Inc. and its operations. The International segment comprises the remainder of the operations. Transactions between reporting segments are carried out on commercial terms.

Net sales, operating income, and identifiable assets as of and for the three years ended December 31, 1998 for the operating segments of the Company and its subsidiaries are as follows: -


                                Net Sales                  Operating income/(expense)            Identifiable assets
                                ---------                  --------------------------            -------------------
(In thousands)       1998         1997        1996        1998        1997        1996        1998       1997         1996
--------------       ----         ----        ----        ----        ----        ----        ----       ----         ----


International     $  76,481   $  60,160   $  64,408   $  18,780   $  10,232   $  15,903   $  89,794   $  74,571   $  68,906
North America     $  53,183      44,155      36,499       1,040       1,034      (4,994)     48,610      45,412      49,975
                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Segment total       129,664     104,315     100,907      19,820      11,266      10,909     138,404     119,983     118,881
Group activities       --          --          --        (3,203)     (2,829)     (2,128)     61,426      65,272      66,310
Intercompany        (25,599)    (14,352)    (23,686)     (4,700)      1,621      (4,251)    (77,430)    (72,307)    (72,134)
and investment
eliminations
Total             $ 104,065   $  89,963   $  77,221   $  11,917   $  10,058   $   4,530   $ 122,400   $ 112,948   $ 113,057
                  =========   =========   =========   =========   =========   =========   =========   =========   =========



               Depreciation and amortization  Income taxes expense (benefit) Other income (expense)
               -----------------------------  ------------------------------ ----------------------
(In thousands)      1998     1997     1996     1998      1997      1996     1998      1997      1996
--------------      ----     ----     ----     ----      ----      ----     ----      ----      ----


International     $ 3,234  $ 2,933  $ 2,911  $ 3,354   $ 4,081  $ 2,785  $  (125)  $  (754)  $   148
North America       3,287    3,560    3,258     (667)     --       --     (1,186)   (1,204)   (1,455)
                  -------  -------  -------  -------   -------  -------  -------   -------   -------
Segment total       6,521    6,493    6,169    2,687     4,081    2,785   (1,311)   (1,958)   (1,307)
Group activities     --       --       --       --        --       --       --        --        --
Intercompany         --       --       --       --        --       --       --        --        --
                  -------  -------  -------  -------   -------  -------  -------   -------   -------
eliminations
Total             $ 6,521  $ 6,493  $ 6,169  $ 2,687   $ 4,081  $ 2,785  $(1,311)  $(1,958)  $(1,307)
                  =======  =======  =======  =======   =======  =======  =======   =======   =======


                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


Geographical information

Analysis of net sales by geographic destination:


(In thousands)            1998              1997             1996
--------------            ----              ----             ----

U.S................  $  63,671          $ 53,607         $ 44,374
U.K................     15,432            12,450           10,895
Italy..............      9,347             8,951            7,965
Others.............     15,615            14,955           13,987
                    ----------         ---------        ---------
                      $104,065          $ 89,963         $ 77,221
                     ---------         ---------        ---------

There are no sales in the Netherlands Antilles.

15        Business segment information (continued)

Geographical information

Analysis of long-lived assets by geographic area:


(In thousands)               1998             1997               1996
--------------               ----             ----               ----

U.S.................     $ 35,885         $ 42,616           $ 45,711
Others..............       21,123           21,869             22,803
                       ----------        ---------         ----------
                         $ 57,008         $ 64,485           $ 68,514
                         --------         --------           --------

There are no long-lived assets in the Netherlands Antilles company.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


16        Income tax expense

The Company and each of its subsidiaries are taxed at the rates applicable within each respective company's jurisdiction. The composite income tax rate will vary according to the jurisdictions in which profits arise.


                                           Year ended December 31
                                           ----------------------
(In thousands)                      1998              1997              1996
--------------                      ----              ----              ----

Italy     - Current              $ 2,367           $ 3,267           $ 1,265
          - Deferred                (72)             (195)               311
Cyprus    - Current                  327               190               218
          - Deferred               (106)                 -                 -
U.K.      - Current                  802               819               991
US        - Current                4,977                 -                 -
          - Deferred             (5,644)                 -                 -
Other     - Current                   36                 -                 -
                                 -------           -------           -------
                                 $ 2,687           $ 4,081            $2,785
                                 =======           =======            ======

Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes.

Income from continuing operations before provision for income taxes consisted of:


                                          Year ended December 31
                                          ----------------------

(In thousands)                      1998              1997            1996
----------------------------        ----              ----            ----

U.S............................. $ 7,953           $ (170)       $ (5,702)
Non U.S.........................  10,753             8,270           8,925
                                 -------           -------       ---------
                                 $18,706           $ 8,100       $   3,223
                                 -------           -------       ---------

The tax effects of the significant temporary differences, which comprise the deferred tax liabilities and assets are as follows:


(In thousands)                                 1998                 1997
--------------                                 ----                 ----

Deferred tax liabilities
Goodwill...................................   $ (338)           $   (350)
Patents....................................     (586)               (479)
Inventories................................     (154)               (275)
Depreciation...............................     (149)               (547)
Other......................................     (854)               (232)
                                             --------            --------
                                              (2,081)             (1,883)

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)




16        Income tax expense
Deferred tax assets
Compensation............................            512                 215
Inventories and related reserves........          1,521               2,645
Allowance for doubtful accounts.........          1,706                 991
Accrued expenses........................            238                 345
Net operating loss carry forwards.......              0                 971
Restructuring charges...................            519                 576
Deferred royalties......................            964                   -
Other...................................            106                 824
                                                  5,566               6,567
                                           ------------           ----------
Valuation allowance.....................              0              (5,997)
                                                  5,566                 570
                                           ------------           ----------
Net deferred tax asset (liability)......    $     3,485           $  (1,313)
                                           ------------           ----------

The deferred tax provisions in respect of goodwill arise in a foreign subsidiary and relate to tax effects of the amortization of goodwill which is deductible for income tax purposes over a period of five years and which is charged against operating results over a period of twenty years. At December 31, 1997, the Company has net operating loss carry forwards from its United States operations of approximately $3,142,000, all of which was utilised during 1998.

For the year ended December 31, 1998 the Company released its valuation allowance related to the deferred tax asset from operations in the United States. Based on the weight of the positive evidence and the expectation of future taxable income in the United States, the valuation allowance was reversed.


                                             Year ended December 31
                                             ----------------------

(In thousands)                           1998              1997           1996
--------------                           ----              ----           ----
Statutory tax:
Italy  (42%)......................      2,787          $  2,867       $  2,570
Cyprus (4%).......................        392               160            381
U.K.  (31%)*......................        937               675          1,050
U.S. (35%)........................      2,777                 -              -
                                     --------        ----------     ----------
                                        6,893             3,702          4,001
Goodwill                                2,260                 -              -
Valuation allowance movements         (5,997)                 -              -
Other differences                       (469)               379        (1,216)
                                   ----------       -----------     ----------
Income tax expense                   $  2,687          $  4,081       $  2,785
                                       ======            ======         ======


* The statutory tax rate in the UK was reduced from 33% to 31% from March 31, 1997. The income tax expense for UK subsidiaries has been calculated on a weighted average tax rate for the year.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


16        Income tax expense (continued)

Income tax charged during the year on inter-group stock profits arising from the sale of inventories from one subsidiary to another and which have not been sold to third parties at the year end has been deferred (written back). In the twelve months ended December 31, 1998, 1997 and 1996, this amounted to $625,000, $(566,000) and $1,178,000, respectively.

Since the Company plans to continue to finance foreign operations and expansion through reinvestment of undistributed earnings of its foreign subsidiaries (approximately $55.3 million at December 31, 1998), no provision is made for United States or additional foreign taxes on such earnings. When the Company identifies exceptions to the general reinvestment policy, additional taxes are provided.

17        Related Parties

The following related party balances and transactions as of and for the three years ended December 31, 1998, between the Company and affiliated companies, between the Company and other companies in which executive directors have an interest, and between the Company and a principal owner of the Company, are reflected in the consolidated financial statements.


(In thousands)                  1998         1997            1996
--------------                  ----         ----            ----

Revenues.................  $   1,444      $    794     $      115
Purchases................  $   8,864      $ 10,636     $    6,119
Accounts payable.........  $     396      $  1,227     $    1,103
Accounts receivable......  $   1,207      $    206     $       67


On October 27, 1993, Intavent Orthofix Limited (IOL) acquired 100% of the issued share capital of Colgate Medical Limited for $6,448,000. As part of the purchase consideration of $6,448,000, IOL issued an unsecured convertible loan note of $625,000 bearing interest of 6.25% per annum to Intavent Limited. Mr Gaines Cooper is the settlor of a trust which owns a 30% interest in Intavent Limited. On April 22, 1998, the loan note holders converted the loan note to shares in Intavent Orthofix Limited. The conversion reduced the Company's ownership of Intavent Orthofix Limited to 52%.

18        Commitments and contingencies

As of July 26, 1997, Orthofix International N.V. has been granted a four year option to purchase a further 15% of the shares of Orthosonics Limited. As of the same date, the original vendors have been granted a four year option to request Orthofix International N.V. to purchase the remaining 15% of the shares. The purchase price for both Orthofix International N.V. and the original vendors is based on a multiple (equal to half of the Company's average price earnings ratio in the 180 days preceding the exercise date) of the net income of Orthosonics Limited in the twelve month period preceding the exercise date.

The stockholders of Novamedix Distribution Limited have the option, exercisable at any time until June 30, 1999, to require the Company to purchase from them a further 10% interest at a price based on a multiple (equal to half of the Company's average price earnings ratio in the 180 days preceding the exercise date) of the net income of Novamedix Distribution Limited in the twelve month period preceding the exercise date.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


18        Commitments and contingencies (continued)

As a result of IRS audits for the year end of December 31, 1992-August 21, 1995, Orthofix Inc. has paid taxes in the amount of $825,000 and related interest expense of $130,000. Those liabilities are the result of pre-merger activities, and are therefore items that have affected the purchase price allocation of goodwill. Interest due on the outstanding liability prior to the merger is a component of goodwill. Interest accrued from August 21, 1995, to the date of the final payment of December 12, 1997, is an operating expense.

Litigation

The Company, in the normal course of its business, is involved in various lawsuits from time to time. Novamedix Services Limited is currently pursuing an action against Kinetic Concepts Inc. for patent infringement in the United States. On November 29, 1995 Intermedical Supplies Limited filed an action against Biomet Inc. ("Biomet") and against EBI Medical Systems Inc. ("EBI MS") and Electro-Biology Inc. ("EBI"), both subsidiaries of Biomet, alleging breach of contract. Orthofix S.r.l. and Orthofix Inc. also filed an action against Biomet, EBI and EBI MS alleging breach of contract, violations of trade secrets, patent and trademark infringement, fraud and tortuous interference with contract. EBI filed a counterclaim against the Company. On June 2, 1997, the jury in such trial found, among other things, that EBI had breached its distributor agreement with Orthofix S.r.l. and awarded the Company's subsidiaries that were plaintiffs in the action a total of $48,875,399 in compensatory damages and punitive damages in the amount of $100,600,000 plus interest from June 2, 1997. On July 15, 1997, the trial judge rendered a judgment in favor of the Company in the amount of $149,475,399, and subsequently entered into an amended judgment in favor of the Company in the amount of $98,875,397. EBI filed a notice of appeal on September 26, 1997. The appeal was heard on October 29, 1998 and the Company has been advised to expect a decision in 1999. The appeals process, however, may still take a year or more. Management cannot estimate the ultimate outcome of these proceedings or the impact it will have on the financial statements of the Company. Accordingly, no recognition has been made in the financial statements for such award.

Orthofix Inc. is a defendant in a lawsuit brought by AME's former president and chief executive officer (The Plaintiff) related to the termination of his employment with AME. On May 19, 1997, the jury in such trial found that AME had failed to comply with the employment agreement and awarded damages of $1,479,645 against Orthofix Inc. The jury also found that certain directors of AME had tortuously interfered with the employment agreement and awarded damages of $1,238,179 against the directors. On September 12, 1997, the trial court entered judgment that the Plaintiff recover $679,645 plus prejudgment interest from Orthofix Inc., which has been paid and $1,238,179 plus prejudgment interest from the directors. An appeal of the judgment against the directors is currently pending. The Company believes that any liability resulting from this litigation will have no material adverse effect on the Company's financial condition.

In management's opinion, the Company is not currently involved in any other legal proceeding, individually or in the aggregate, that will have a material effect on the financial position, liquidity or operating results of the Company.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. Cash investments are primarily in money market funds. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the Company's customer base. Certain of these customers rely on third party healthcare payers, such as private insurance companies, to make payments to the Company on their behalf. The Company maintains an allowance for losses based on the expected collectability of all accounts receivable.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)



18        Commitments and contingencies (continued)

The Company sells via a direct sales force and distributors. None of the distributors have accounted for greater than 10% of net sales in any of the periods presented.

19        Pensions and deferred compensation

Orthofix Limited and Intavent Orthofix Limited contribute to defined contribution pension plans for all employees meeting minimum age and service requirements. The companies make contributions to the plans based on annual determinations by the Board of Directors. The companies' expenses for the pension contributions during 1998, 1997 and 1996 were approximately $101,000, $76,000 and $64,000 respectively.

Novamedix Services Limited contributes to defined contribution pension plans for certain employees meeting minimum service requirements. The company makes contributions to the plans based on annual determinations by the Board of Directors. The company's expenses for the pension contributions during 1998, 1997 and 1996 were approximately $50,000, $45,000 and $44,000 respectively.

Orthofix S.r.l. contributes to a defined contribution pension plan for all employees meeting minimum service requirements. The contributions are fixed by statute and are calculated as a percentage of gross annual salary costs. The Company's expenses for these pension contributions were approximately $38,000 during 1998, 1997 and 1996.

Orthofix Inc. sponsors a defined contribution benefit plan (the "401(k) Plan") covering substantially all full time employees. The 401(k) Plan allows for participants to contribute up to 15% of their pre-tax compensation, subject to certain limitations, with the Company matching 100% of the first 2% of the employee's base compensation and 50% of the next 4% of the employee's base compensation if contributed to the 401(k) Plan. During the years ended December 31, 1998, 1997 and 1996, expenses incurred relating to the 401(k) Plan, including matching contributions, were approximately $438,000, $338,000 and $323,000 respectively.

Under Italian Law, Orthofix S.r.l. and D.M.O. S.r.l. accrue, on behalf of their employees, deferred compensation which is paid on termination of employment. Each year's provision for deferred compensation is based on a percentage of the employee's current annual remuneration plus an annual charge. Deferred compensation is also accrued for the leaving indemnity payable to agents in case of dismissal which is regulated by a national contract and is equal to approximately 3.5% of total commissions earned from the Company. The Company's expenses for deferred compensation during 1998, 1997 and 1996 were approximately $169,000, $165,000 and $157,000, respectively. Deferred compensation payments of $100,000, $25,000 and $20,000 were made in 1998, 1997 and 1996, respectively.
The year-end balance represents the amount which would be payable if all the employees and agents had terminated employment at that date.

20        Staff and executive share option plans and warrants

At December 31, 1998, the Company had four stock-based compensation plans, which are described below. The Company applies APB 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation charges for stock-based compensation under these four plans been determined consistent with SFAS 123, the Company's net income (loss) and net income (loss) per common share for the years ended December 31, 1998, 1997 and 1996 would have been equal to the pro forma amounts indicated below:

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


20        Staff and executive share option plans and warrants (continued)


(In thousands except per share data)                                         1998        1997         1996
------------------------------------                                         ----        ----         ----
Net income (loss)
          As reported................................................    $ 14,276     $ 3,069    $   (475)
          Pro forma..................................................    $ 13,560     $ 2,529    $ (1,060)
Net income (loss) per common share - basic
          As reported................................................      $ 1.10     $  0.24    $  (0.04)
          Pro forma..................................................      $ 1.05     $  0.20    $  (0.08)
Net income (loss) per common share - diluted
          As reported................................................      $ 1.07     $  0.23    $  (0.04)
          Pro forma..................................................      $ 1.02     $  0.19    $  (0.08)



The fair value of each option under the Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996 respectively: divided yield of 0%, 0% and 0%; expected volatility of 55%, 45% and 45%; risk-free interest rates of 5.00%, 6.32% and 6.07%; and expected lives of 4.50, 4.71 and 4.37 years.

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

Staff  Share Option Plan

The Staff Stock Option Plan ("Staff Plan") is a fixed stock option plan which was adopted in April, 1992. Under the Staff Plan, the Company may grant options to its employees for up to 1,510,600 shares of common stock at the estimated fair market value of such options at the date of grant. Options generally vest based on years of service with all options to be fully vested within five years from date of grant. Options granted under the Staff Plan expire on June 30, 2002 or ten years after date of grant.

AME 1983 and 1990 Plans

Under the terms of the Merger Agreement in which the Company acquired AME, all options for AME common stock still outstanding under the 1983 Plan and the 1990 Plan (hereinafter collectively referred to as the "AME Plan") were assumed at the effective time of the Merger by the Company and are exercisable for common shares in accordance with their terms and after adjustment to reflect the exchange ratio. After such adjustment immediately following the Merger, options granted under the AME Plan totalled 624,794, of which 234,290 remained outstanding. Options granted under the AME Plans expire ten years after date of grant.

                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


20        Staff and executive share option plans and warrants (continued)

AME Warrants

At the time of the merger with AME, warrants to purchase 320,000 shares of AME common stock (the "AME warrants") were outstanding. These were assumed by the Company pursuant to the Merger Agreement. After adjustment to take account of the exchange ratio, 185,592 common stock warrants were outstanding. During 1998, the Company bought back 69,598 warrants from the holders leaving 115,994 warrants exercisable at December 31, 1998 at prices ranging from $18.10 to $30.60 per common share and expiring on various dates through December 2003.

Executive Share Option Plan

Under the Executive Share Option Plan ("Executive Plan"), approved by shareholders in March, 1992, 1,945,000 shares have been reserved for issuance to certain executive officers. The grant price, determined by the Board, cannot be less than the fair market value at the time of grant or $14.40, the equivalent of 120% of the price in the initial public offering price of $12.00. Fifty percent of options granted vest automatically on the tenth anniversary of the date of grant, or earlier on the satisfaction of a performance keyed to the market price of the common shares and a service condition. The remaining fifty percent vest in 20% increments on the first through fifth anniversaries of the date of grant. Options granted under the Executive Share Option Plan expire on May 1, 2004.

Summaries of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates are presented below:


                                                          1998                     1997                   1996
                                        ------- -------------- --------- -------------- ---------   -----------
                                                      Weighted                 Weighted               Weighted
                                                       Average                  Average                Average
                                                      Exercise                 Exercise               Exercise
Fixed Options & Warrants                 Shares          Price    Shares          Price    Shares        Price
--------------------------------------  ------- -------------- --------- -------------- ---------   -----------


Outstanding at beginning of year      2,926,560    $  12.42      2,758,55$       12.76   2,748,062  $   12.84
Granted                                 249,500    $  12.12        374,500        9.71     204,500      11.42
Exercised                              (125,550)   $   2.82        (65,629)       4.69     (80,694)      3.63
Forfeited                               (92,848)   $  11.73       (140,867)      18.25    (113,312)     12.82
                                      ---------    --------      ---------    --------   ---------  ---------
Outstanding at end of year            2,957,662    $  13.12      2,926,560    $  12.42   2,758,556  $   12.76
                                      =========    ========     ==========    ========  ==========  =========
Options exercisable at end of year    1,450,712                  1,387,618               1,277,705

Weighted average fair value of
options granted during the year at       $6.06                       $3.83                   $3.06
market value

Weighted average fair value of
options granted during the year in       $1.27                       $2.48                   $2.20
excess of market values



                           ORTHOFIX INTERNATIONAL N.V.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)


20        Staff and executive share option plans and warrants (continued)



                                 Outstanding and exercisable by price range as of 31/12/98
--------------------------------------------------------------------------------------------------------------------------
                                     Options Outstanding                                         Options Exercisable
-------------------------- -------------------------------------------------------------- --------------------------------

                  Range of              Number               Weighted            Weighted        Number          Weighted
                  Exercise      Outstanding at                Average             Average   Exercisable           Average
                    Prices            31/12/98              Remaining            Exercise   at 31/12/98          Exercise
                                                     Contractual Life               Price                           Price
-------------------------- -------------------  ---------------------  ------------------ --------------- ----------------
           $1.430 - $8.500             447,800                   6.11               $5.93        224,750            $3.81
          $9.060 - $13.500             416,500                   6.83              $11.10        129,500           $10.33
         $14.400 - $14.400           1,945,000                   5.31              $14.40        948,500           $14.40
         $14.440 - $30.610             148,362                   3.86              $24.38        148,361           $24.38
          $1.430 - $30.610           2,957,662                   5.57              $13.15      1,450,712           $13.42
                                   ===========                   ====              ======      =========           ======

21        Subsequent events

On April 9, 1999, the Company redeemed the loan note for $1,480,000 issued in 1995 to shareholders of Novamedix Limited. On April 20, 1999, the Company paid $1.9 million to the shareholders in Novamedix Distribution Limited for a 10% equity interest in the latter company, following exercise by such shareholders of their put option over such shares.
Orthofix now has a 90% interest in Novamedix Distribution Limited.

On April 1, 1999, the Company agreed a short-term $2 million facility, not to exceed two months, with NatWest Bank. The facility is secured on the cash balances of Intavent Orthofix and guaranteed by Orthofix.

On March 4, 1999, the Company announced that the Review Committee established to determine if an Earnout or Bonus is payable under the Agreement and Plan of Merger relating to the acquisition of AME had unanimously determined that an Earnout of $500,000 plus interest from August 21, 1995 should be paid to holders of record of AME common stock and the options and warrants to such stock as of August 21, 1995. Payment was made by the Company on April 5, 1999. In addition, the Review Committee determined that Orthofix will pay the AME Record Holders 12% of the net recovery, if any, received from its judgement against Biomet, EBI and EBI MS up to a maximum of $5,500,000. The total maximum paid under the Review Committee's determination will not exceed $6 million, including the Earnout of $500,000, but excluding interest.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULES




To the Board of Directors and Shareholders
Orthofix International N.V.:



Our audits of the consolidated financial statements referred to in our report dated March 2, 1999 appearing on page F-2 of the Form 20F of Orthofix International N.V. also included an audit of the financial statement schedules listed in the index on pages S-1 to S-5 of this Form 20F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




London, England
March 2, 1999

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


                         Orthofix Inc. and Subsidiaries
                            Condensed Balance Sheets
                           December 31, 1998 and 1997

                                                                                                     December 31
                                                                                             ---------------------------

(In thousands)                                                                                  1998                1997
--------------                                                                                  ----                ----
ASSETS
Current Assets:
          Cash and cash equivalents.............................................           $   2,069           $    798
              Restricted cash...................................................                 839                780
          Accounts receivable, (net of allowance for doubtful
          accounts of $4,432 and $3,843 respectively)...........................              11,215              8,928
          Inventory (1).........................................................              15,283              9,385
          Deferred income taxes receivable and other current assets.............               3,536                494
                                                                                           ---------           --------
                   Total current assets.........................................              32,942             20,385
Investments in affiliates.......................................................                 119                  -
Fixed assets and intangibles (net of accumulated depreciation and
amortization of $3,125 and $4,022 respectively).................................               4,329              7,760
Goodwill (net of accumulated amortization of $6,064 and $4,170
respectively)...................................................................              31,437             34,939
Deferred tax asset..............................................................               1,789                  -
                                                                                           ---------           --------
                   Total assets.................................................           $  70,616           $ 63,084
                                                                                           =========           ========
LIABILITIES AND SHAREHOLDER'S EQUITY Current liabilities:
          Accounts payable......................................................           $     580           $    564
          Accounts payable - intercompany.......................................              16,781             17,730
          Accrued expenses......................................................               6,307              6,218
              Current portion of long-term debt (2).............................               2,328              3,236
          Other current liabilities.............................................                 147              2,300
                                                                                           ---------           --------
                   Total current liabilities....................................              26,143             30,048
          Long term debt (2)....................................................               3,315              7,751
          Other long term liabilities...........................................               3,661              1,567
          Loan note payable - intercompany......................................               5,155                  -
                                                                                           ---------           --------
                                                                                              38,274             39,366
                                                                                           ---------           --------
Shareholder's equity
          Additional capital in excess of par...................................              58,531             58,531
          Accumulated deficit...................................................             (26,189)           (34,813)
                                                                                           ---------           --------
                   Total shareholder's equity...................................           $  32,342           $ 23,718
                                                                                           =========           ========
                   Total liabilities and shareholder's equity...................           $  70,616           $ 63,084
                                                                                           =========           ========

                         Orthofix Inc. and Subsidiaries
                            Condensed Balance Sheets
                           December 31, 1998 and 1997


(In thousands)
                                                                                                 December 31
                                                                                          -----------------------

1.    Inventory                                                                                 1998         1997
                                                                                                ----         ----

Raw materials ..................................................................          $    1,458     $    950
Work-in-progress................................................................                 332          554
Finished goods..................................................................               8,739        5,086
Field inventory.................................................................               8,687       10,974
Less reserve for refurbishment, obsolescence and lost field units...............             (3,933)       (8,179)
                                                                                           ---------     --------
                                                                                           $  15,283       $9,385
                                                                                           =========     ========

The inventory of Orthofix Inc. includes intercompany profits of $9,844,000 and $5,332,000 for December 31, 1998 and 1997 respectively.


(In thousands)

                                                          December 31
                                                          -----------
2.    Long- term debt - five year maturity                       1998
                                                                 ----

1999                                                        $   2,328

2000                                                            2,038
2001                                                              500
2002                                                              500
2003 and later years                                              277
                                                            ---------
                                                            $   5,643
                                                            =========

                         Orthofix Inc. and Subsidiaries
                           Condensed Income Statements
               for the year ended December 31, 1998, 1997 and 1996



(In thousands)                                                                   1998            1997            1996
--------------                                                                   ----            ----            ----

Net sales............................................................         $53,183         $44,161         $36,500
Cost of sales........................................................          14,861          12,555          13,411
           -                                                                  -------         -------        --------
                                                                               38,322          31,606          23,089
Selling, general and administrative expense..........................          27,289          23,810          19,652
Research and development expense.....................................           3,261           2,177           2,354
Depreciation and amortization expense................................           3,287           3,560           3,258
           -                                                                  -------         -------        --------
Operating income (expense)...........................................           4,485           2,059          (2,175)
Other expense........................................................          (1,186)         (1,204)         (1,455)
One-time gain/(charges)..............................................           4,654          (1,025)         (2,072)
           -                                                                  -------         -------        --------
Net income (loss) before taxes.......................................           7,953            (170)         (5,702)
           -                                                                  -------         -------        --------
Income tax benefit...................................................             667               0               0
           -                                                                  -------         -------        --------
Net income ( loss )..................................................         $ 8,620         $  (170)       $ (5,702)
                                                                              =======         =======        ========


                         Orthofix Inc. and Subsidiaries
              Condensed Statements of changes in financial position
               for the year ended December 31, 1998, 1997 and 1996





(In thousands)                                                                   1998          1997            1996
--------------                                                                   ----          ----            ----

Funds provided (used) by operations..................................            (799)     $  2,000        $  3,100
Investing activities:................................................
Cash paid for equity method investments..............................            (119)            -               -
Purchase of furniture and equipment..................................          (2,015)       (1,428)           (959)
Purchase of intangibles..............................................               -           (76)           (286)
Proceeds from sale of assets.........................................               -            44               -
Proceeds from sale of product license, net of expenses of $300.......          12,200             -               -
                                                                           ----------      --------        --------
Net cash provided by (used in)  investing activities.................          10,066        (1,460)         (1,245)
Financing activities:................................................
Other ...............................................................            (59)           182            (222)
Repayments of bank  note.............................................          (8,437)       (3,537)         (4,603)
Borrowings...........................................................             500         2,000               -
                                                                           ----------      --------        --------
Net cash used in financing activities................................          (7,996)       (1,355)         (4,825)
                                                                           ----------      --------        --------
Increase (decrease) in cash and cash equivalents.....................           1,271          (815)         (2,970)
Cash and cash equivalents at beginning of period.....................             798         1,613           4,583
                                                                           ----------      --------        --------
Cash and cash equivalents at end of period...........................      $    2,069      $    798        $  1,613
                                                                           ==========      ========        ========


                 SCHEDULE 2 - VALUATION AND QUALIFYING ACCOUNTS


              For the years ended December 31, 1998, 1997 and 1996




(In thousands)                                                    Additions
                                                                  ---------
                                           Balance at        Charged to        Charged to
Provisions from assets to which             beginning          cost and             other        Deductions/         Balance at
they apply:                                   of year          expenses          accounts          Other (1)        end of year
                                              -------          --------          --------          ---------            -------

1998
----
Allowance for doubtful debts.........           4,199             2,719             -                (2,402)              4,516
Inventory provisions.................           5,427                 -             -                (3,950)              1,477
Provisions for deferred                           724               169             -                   (43)                850
compensation.........................
Restructuring provisions.............           1,852                 -             -                  (211)              1,641
Valuation allowance..................           5,997                 -             -                (5,997)                  -

1997
----
Allowance for doubtful debts.........           4,110             2,336             -                (2,247)              4,199
Inventory provisions.................           8,741                 -             -                (3,314)              5,427
Provisions for deferred                           686               165             -                  (127)                724
compensation.........................
Restructuring provisions.............           1,817             1,175             -                (1,140)              1,852
Valuation allowance..................           6,449                 -             -                  (452)              5,997

1996
----
Allowance for doubtful debts.........           3,611             1,863             -                (1,364)              4,110
Inventory provisions.................           8,142               691             -                   (92)              8,741
Provisions for deferred                           546               157             -                   (17)                686
compensation.........................
Restructuring provisions.............               -             1,817             -                      -              1,817
Valuation allowance..................           4,242             2,207             -                      -              6,449

(1) Includes payments charged against reserves and amounts written off against gross asset values.

SIGNATURES





Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.






                                        ORTHOFIX INTERNATIONAL N.V.



                                        By: /s/ PETER CLARKE
                                            ------------------------------------
                                              Name:  Peter Clarke
                                              Title: Secretary

Date: