Form 20-F
period 1999-12-31
ORTHOFIX INTERNATIONAL N V
filed 2000-05-25
CIK 884624

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 20-F

                            ------------------------

|_| Registration statement pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934
                                       or
|X| Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1999
                                       or
|_| Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

     Common Shares, US$0.10 par value per Share.......................13,029,834

                             -----------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days:       Yes  X        No
                                                    ---          ---

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item 17    Item 18 X
                                     ---        ---

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                     PART I

 Item 1.   DESCRIPTION OF BUSINESS............................................1
 General   ...................................................................1
 Recent Developments..........................................................1
 Products  ...................................................................3
 Fixation Products............................................................3
 PEMF Products................................................................5
 Other Products...............................................................6
 Distribution Products........................................................8
 Sales and Distribution.......................................................8
 Marketing ...................................................................9
 Production..................................................................10
 Product Development.........................................................10
 Patents, Trade Secrets and Licenses.........................................10
 Competition.................................................................11
 Government Regulation.......................................................11
 Product Liability and Insurance.............................................12
 Third Party Payors..........................................................12
 Employees ..................................................................13
 Year 2000 ..................................................................13
 Economic and Monetary Union in the European Union...........................13
 Item 2.   DESCRIPTION OF PROPERTY...........................................13
 Item 3.   LEGAL PROCEEDINGS.................................................14
 Item 4.   CONTROL OF REGISTRANT.............................................16
 Item 5.   NATURE OF TRADING MARKET..........................................16
 Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS
                AFFECTING SECURITY HOLDERS...................................17
 Item 7.   TAXATION..........................................................18
 Item 8.   SELECTED FINANCIAL DATA...........................................18
 Item 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS..........................19
 Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT..............................24
 Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS............................25
 Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                SUBSIDIARIES.................................................26
 Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................27

                                 PART II
 Item 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED........................28

                                PART III

 Item 15. DEFAULT UPON SENIOR SECURITIES.....................................28
 Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                REGISTERED SECURITIES........................................28

                                 PART IV
 Item 17. FINANCIAL STATEMENTS...............................................28
 Item 18. FINANCIAL STATEMENTS...............................................28
 Item 19. FINANCIAL STATEMENTS AND EXHIBITS..................................28

                                  INTRODUCTION

         Orthofix International N.V. ("Orthofix International") was incorporated under the laws of the Netherlands Antilles in 1987. In this Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (the "Annual Report"), all references to the "Company" and "Orthofix" include Orthofix International and its subsidiaries and affiliates, unless the context otherwise requires. The principal executive offices of Orthofix International are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles.

         The Company publishes its consolidated financial statements in United States dollars. In this Annual Report, references to "United States dollars", "dollars", "US$", or "$" are to United States currency, and references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural).



                                 --------------

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS.

General

         The business of Orthofix is the design, development, manufacture, marketing and distribution of medical equipment, principally for the orthopedic market. The Company's main products are external and internal fixation devices used in fracture treatment, limb lengthening and bone reconstruction, and pulsed electromagnetic frequency products used for the non-invasive healing enhancement of spinal fusions and recalcitrant bone fractures. Other orthopedic products produced by the Company include devices for the removal of cement in hip revision procedures, the ultrasonic treatment of musculo-skeletal pain and an oral- maxillofacial bone substitution compound. The Company also produces a device for enhancing venous circulation.

         Orthofix, which is registered in the Netherlands Antilles, has manufacturing facilities in the United States, the United Kingdom, Italy and the Seychelles. Products are distributed through subsidiary companies in the United States, the United Kingdom and Italy, and affiliates in Mexico, Brazil and France. Elsewhere, distribution is through independent distributors.

         Orthofix has 100% equity ownership of Orthofix Inc., which is primarily engaged in the development, manufacture and marketing of advanced products using pulsed electromagnetic frequency technology for bone healing, including Spinal-Stim for non-invasive healing enhancement of spinal fusions and Physio-Stim for recalcitrant bone fractures. Osteogenics Inc. ("Osteogenics"), a wholly owned subsidiary of Orthofix Inc., is engaged in the development of bone substitution compounds with a wide variety of potential surgical and orthopedic applications including facial reconstruction, fracture repair and periodontal repair. See "-- Recent Developments" and "-- Products". The Company also has 100% equity ownership of Orthofix S.r.l., which designs, manufactures and distributes external and internal fixation devices. The Company has 70% equity ownership of DMO S.r.l. ("DMO"), the subsidiary that distributes the Company's products in Italy, 100% equity ownership in Novamedix Limited ("Novamedix"), the subsidiary that developed the A-V Impulse System and 100% equity ownership of Novamedix Services Limited ("NSL"), a service company which manages the manufacture of the A-V Image System. Orthofix also has 70% equity ownership of Orthosonics Limited ("Orthosonics"), which markets and distributes bone cement removal systems for use in connection with hip revision surgery, and 52% equity ownership of Intavent Orthofix Limited ("Intavent Orthofix"), which distributes Orthofix products in the United Kingdom. Orthofix also has 100% equity ownership of each of Orthofix Ltd and Novamedix Distribution Limited ("NDL"), which distribute Orthofix products in certain markets.

Recent Developments

         On January 10, 2000, following a ruling of the United States Supreme Court, an award of $64 million was confirmed in favor of Orthofix in its suit against Biomet, Inc. After deducting contingent legal fees and reserving for expenses relating to the case, Orthofix received a net gain of approximately $38 million before income taxes on January 21, 2000. -- See "Item 3. LEGAL PROCEEDINGS."

         On December 10, 1999, Orthofix acquired a further 10% equity interest in NDL for a cash consideration of $2 million, taking its equity interest in NDL to 100%. Orthofix had previously acquired a further 10% equity interest in NDL on 16 April, 1999 for a cash consideration of $1.9 million.

         In December 1999 and in September 1999, Orthofix Inc. announced that it had entered into agreements to complete the development, and for the distribution of, two new products. The first, an Intramedullary Skeletal Kenetic Distractor (ISKD), is a patented internal lengthening system used on arms and legs of unequal length. The ISKD system for external bone lengthening will supplement Orthofix's external bone lengthening product line. The second product is a fluidjet-based traumatic wound debridement system being developed in conjunction with HydroCision, Inc.

         On November 29, 1999 the National Osteoporosis Institute ("NOI") and Orthofix announced that NOI had received clearance from the United States Food and Drug Administration ("FDA") to begin a clinical trail with Orthofix's Bone Growth Stimulator for the treatment of osteoporosis. The trial will evaluate the safety and efficacy of the Orthofix Bone Growth Stimulator in osteoporotic patients, measuring improvements in bone mineral density.

         On September 24, 1999 Orthofix announced that it had received Investigational Device Exemption (IDE) approval from the FDA for the clinical investigation of the Orthofix Cervical-Stim (R), a non-invasive cervical bone growth stimulator. The approval allows Orthofix to initiate a clinical evaluation of Cervical-Stim in thirteen centers across the U.S.

         On September 9, 1999, Orthofix announced that its subsidiary, Novamedix had been successful in its motion to open its suit against Kinetic Concepts, Inc. ("KCI"). The suit, first filed in 1992, alleges KCI's patent infringement, breach of contract and unfair competition relating to Novamedix's proprietary medical device, the A-V Impulse System(R). The case has been delayed by KCI's successive requests to the US Patent and Trademark Office for re-examinations of the original patents. See "Item 3. LEGAL PROCEEDINGS."

         On May 27, 1999 Orthofix announced that it had acquired the remaining outstanding shares (having previously held 30%) of Neomedics Inc., an early-stage medical technology company focused on the development of implantable tissue growth stimulation devices, in an all cash transaction.

         On March 5, 1999 Orthofix announced that a Review Committee had unanimously determined that an Earnout or Bonus of $500,000 plus interest from August 21, 1995 was payable to the holders of record of American Medical Electronics, Inc. ("AME") common stock and the options and warrants to such stock as of August 21, 1995 pursuant to an Agreement and Plan of Merger. The Earnout is the result of Orthofix Inc.'s sales of bone growth stimulators after the merger. In addition, the Review Committee determined that Orthofix will pay the AME Record Holders 12% of the net recovery as and when received from its judgement against EBI Medical Systems, Inc. ("EBI MS"), Electro-Biology, Inc., and Biomet, Inc (collectively, EBI), up to a maximum of $5,500,000.

         On December 14, 1998 Tom Hay joined the Company as President, International Division, responsible for the operations of the Company and its affiliate companies outside North America. Before joining Orthofix, Mr. Hay was with C R Bard Inc. for eleven years, ultimately as Managing Director of C R Bard Ltd. and Vice President, C R Bard, Northern Europe. Prior to this, he spent fourteen years with Baxter Healthcare.

         On July 7, 1998, Orthofix Inc. announced that it had entered into an agreement with the Sofamor Danek Group for the non-exclusive distribution rights in the U.S. for the Spinal Stim Lite, a stimulation device used by patients having undergone a spinal fusion surgery. Sofamor Danek is a market leader in devices for spinal fusions.

         On April 22, 1998, Orthofix Inc. entered into an agreement with Howmedica, Inc. ("Howmedica"), a wholly-owned subsidiary of Stryker Howmedica, Inc. ("Stryker"), to license BoneSource, a calcium-based phosphate-based bone cement for use in the repair of cranial defects. Under the terms of the agreement, Orthofix will continue to supply BoneSource to Howmedica.

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

Fixation Products              primary application

Orthofix                       external fixation
Orthofix                       internal fixation

PEMF Products

Spinal-Stim                    non-invasive spinal fusion stimulation
Physio-Stim                    non-invasive electrical bone growth stimulation

Other Products

Osteogenics BoneSource         bone substitute material (hydroxyapatite cement)
A-V Impulse System             enhancement of venous circulation
OSCAR                          ultrasonic hip revision bone cement removal
Phys-Assist and DuoSon         ultrasonic treatment of musculo-skeletal pain
EZ Brace LSO                   rigid external brace for spine stabilization

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

    o Intramedullary Fixation. In recent years, long bone fractures, principally those of the femur and tibia, and more recently the humerus, have increasingly been treated with intramedullary fixation. This method, which has a lower rate of infection than plates, requires a surgically complex and invasive insertion of a metal rod into the medullary canal, the central canal of the bone, to maintain bone stability. In younger patients, a subsequent surgical procedure is usually required to remove the device.

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

         Orthofix initially focused on the production of external fixation equipment, and the establishment of the Orthofix Dynamic Axial Fixator and Orthofix Modulsystem ("The Orthofix") as leading international external fixation brands. The Orthofix is now marketed in over 80 countries worldwide. Since 1995, the Company has manufactured and marketed the ProCallus external fixator, a new generation alternative to Orthofix's previous fixator model, which has certain advantages over its predecessor. Most significantly, the device incorporates an actuator that allows the application of micromotion at a very early stage after fixation. Early application of micromotion has been found to be more beneficial than waiting until later in the healing cycle. The Company also manufactures and markets the Fragment Fixation System, a percutaneous implant for fixing small fragments, usually used for the treatment of fractures near to the joint.

         A new fixator for pelvic fractures offering the significant advantages of much easier and quicker application in emergency rooms was launched during 1997. Pelvic fractures most typically occur as a result of road traffic accidents. A new elbow fixator was also launched during 1997. This fixator addresses significant difficulties in the treatment of elbow fractures by permitting early mobilization of the elbow while fixing the fracture itself. The new elbow fixator also has applications in the treatment of stiff elbows. Both the pelvic and elbow fixators have been well received by the market.

         The Company's Hybrid External Fixation system, enhanced by the launch of the Sheffield System in July 1999, has made significant sales progress during 1999. A Hybrid Frame combines "traditional" screw fixation at one end of the fixator with crossed wires mounted on a ring component at the other end. Fixation by crossed wires appears to be more reliable than by traditional screws in cancellous bone (which is found at the ends of long bones, adjacent to joints) and in osteoporotic bone. The Orthofix Hybrid System requires less inventory than comparable ring fixators.

         Orthofix has also developed and currently markets an intramedullary nailing system for fractures of the tibia and the femur. The Company believes that the Orthofix Nailing System incorporates certain significant advantages over other nailing products currently available on the market. Most importantly, and in contrast with all other locked nails currently on the market, the distal locking screws in the Orthofix Nailing System can be inserted mechanically and without the need for an image intensifier, resulting in a simpler operative technique. Moreover, the locking screws, which form part of the Orthofix Nailing System, provide significantly higher fatigue resistance than similar competing products with the benefit to patients of reduced implant failure rates. The tibial and femoral nails are now available worldwide except in the United States.

         During the first quarter of 1998, a radiolucent wrist fixator was introduced into the US market, where it has been enthusiastically received. This fixator allows the X ray beam to traverse through it, thereby providing the surgeon with significantly improved X ray vision of the adjacent bone and fracture. This fixator, also launched in Japan in the first quarter of 1999, is expected to be marketed in selected international markets during 2000.

         During the first quarter of 1999, a radiolucent ankle fixator was introduced into the U.S. market. It too was met with enthusiastic response. The radiolucent ankle fixator is scheduled to be introduced to select international markets during 2000. Both the radiolucent wrist and ankle fixator are sterile-kit packaged with all of the instruments for surgical use.

         The Company has developed a new range of bone screws covered with Hydroxyapatite ("HA") which it launched during the second quarter of 1999. Due to the "biologic" fixation provided by these screws in bone, the incidence of superficial inflammation of soft tissue caused by the present generation of screws is expected to be reduced or eliminated by the application of these screws. This benefit is perceived to be significant particularly, although not exclusively, for cases involving limb lengthening and correction of limb deformities where the external fixator is applied to the bone for an extended period. Currently, Orthofix is one of only two manufacturers to have received 510(k) clearance from the FDA to market HA Coated Screws.

         Fixation revenues represented 29% of revenues in 1999.

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

         Spinal-Stim. Spinal-Stim was the first non-invasive spinal fusion stimulator system commercially available in the United States. In January 1995, the Company announced the introduction of a Spinal-Stim model, called Spinal-Stim Soft Wear, that is a flexible, light-weight, more comfortable version of the previously marketed system, Spinal-Stim Model 8500. The Company received FDA clearance and introduced a new model of Spinal-Stim called the 212L or Spinal-Stim Lite at the North American Spine Society meeting in New York in October 1997. The Spinal-Stim Lite uses proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. This allows the 212 Lite to be a self contained, light-weight, ergonomic device without the cords associated with other devices.

         Spinal-Stim is designed for treatment of the lower thoracic and lumbar regions of the spine. The Company's FDA approval to market Spinal-Stim commercially is for both failed fusions and for healing enhancement as an adjunct to spinal fusion surgery. The recommended minimum daily treatment time for Spinal-Stim is two hours. The Company has received approval to begin an IDE study to obtain PMA approval for a cervical spine indication with the PEMF signal. The study started in the first quarter of 1999.

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

         PEMF revenue represented 42% of revenues in 1999.

Other Products

Osteogenics BoneSource

         General. Osteogenics holds an exclusive license from the American Dental Association Health Foundation ("ADAHF") for technology for patented hydroxyapatite cement ("HA Cement" or "Osteogenics BoneSource") formulations. The patented Osteogenics technology combines calcium-phosphate salts with water to produce a bone substitute formation that converts to hydroxyapatite, a mineral component of bone, and promotes new bone growth. The license covers know-how, two United States patents, applications for patents in the United States and various foreign countries and future technology developments, whether or not patented, that are hydroxyapatite cement-related. The license is subject to the rights of the United States Government under law to use the subject matter of the licensed patents for governmental purposes.

         On April 22, 1998, Osteogenics and Orthofix Inc. entered into agreements to sell a license for the Osteogenics BoneSource technology to Stryker. Pursuant to the agreements, Orthofix will continue to supply BoneSource to Stryker while Stryker has the right to pursue developmental work relating to, market, and pursue regulatory approvals for, Bone Source. For a period of two years from the date of the agreements, Orthofix has the exclusive right to supply BoneSource to Stryker. Stryker's license remains subject to rights of the United States Government as outlined above and to the rights of ADAHF pursuant to the original license.

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

         Products. The current HA Cement formulation, trade named BoneSource, received 510(k) clearance from the FDA for repair of certain cranial defects in July 1997. It has also obtained a CE mark for certain maxillofacial indications and for use as a bone void filler in certain non-load bearing orthopedic indications. Osteogenics has given exclusive worldwide rights for marketing the BoneSource to Howmedica Leibinger Inc., a subsidiary of Stryker, which currently sells the product both in the United States and Europe.

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

A-V Impulse System

         NDL manufactures and distributes under license, the A-V Impulse System family of foot and hand pumps, a non-invasive method of reducing deep vein thrombosis and post-operative pain and swelling. The A- V Impulse System consists of an electronic controller attached to a special inflatable slipper or glove, or to an inflatable bladder within a cast, which promotes the return of venous blood from the patient's arms or legs by intermittently impulsing a plexus of veins in the foot or hand, as the case may be, an action that, in the case of the feet, occurs naturally when patients walk. Conventionally, in order to reduce the incidence of deep vein thrombosis, heparin or related pharmacological products have been administered during and after operations. The A-V Impulse System has been demonstrated to give prophylactic benefits that are comparable with the most effective forms of pharmacological treatment, but without their adverse side effects, the most serious of which is bleeding. In 1997, the International Consensus Statement on the prevention of Deep Vein Thrombosis, produced by the International Union of Angiology reported that:
"recent data demonstrates that combined foot impulse technology with graduated elastic compression is effective in reducing the incidence of proximal DVT in patients having hip and knee surgery. In contrast with pharmacological agents, mechanical methods are not associated with haemorrhagic complications."

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

         In December 1997, the Premier group of hospitals which accounts for approximately 30% of hospital beds in the USA, awarded the footpump supply contract to the Kendall Company, the Company's exclusive distributor for the A-V Impulse System in the U.S.. This contract came into full effect during 1998. In the final quarter of 1998, Kendall also won the Consorta group of hospitals supply contract for the A-V Impulse System. Consorta control approximately 3% of hospital beds in the U.S.

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

         The product was launched in the United Kingdom in 1994, and selectively elsewhere in 1995. OSCAR is now established as the preferred method of bone cement removal in the UK and is gaining strong support in other European countries. Following the receipt of FDA approval in August 1996, and a successful market appraisal in New York, OSCAR was launched on an evaluation basis in the U.S. market by Orthofix Inc. in August 1998. The Company is currently engaged in the process of setting up distribution in the U.S. through a network of independent distributors.

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

EZ Brace

         This product, developed by Orthofix Inc., is a lumbosacral orthosis for patients who require rigid external support for spine stabilization. The product is designed to be a comfortable, easy on-off rigid external bracing system. EZ Brace can be used in combination with Spinal-Stim Lite to provide external stabilization with an external bone growth stimulator to increase the prospects for spinal fusion success.

         Other products represented 16% of revenues in 1999.

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

         Distribution products represented 13% of revenues in 1999.

Sales and Distribution

         Orthofix's products are distributed in the United States through its 100% owned subsidiary, Orthofix Inc., with the exception of the A-V Impulse system which is distributed by Kendall Healthcare Products. In Italy its products are distributed through its 70%-owned subsidiary, DMO, and in the United Kingdom through its 52% and 70% -owned subsidiaries, Intavent Orthofix and Orthosonics. In Mexico, Brazil and France, Orthofix's products are distributed through its affiliates in which it owns 47 1/2% , 47 1/2% and 30% equity interests, respectively. Elsewhere, the Company sells its products through over 50 independent distributors in over 80 countries.

         Orthofix Inc. has approximately 130 representatives made up of a combination of direct sales people and independent distributors. Orthofix Inc.'s combined sales force, together with its non-exclusive distributor, Sofamor Danek, for the Spinal Stim Lite provide representation and distribution of the Company's Fixation Products and PEMF Products throughout the United States. While the Company's Fixation Products are sold worldwide, its PEMF Products are generally available only in the United States. However, the Company is exploring the possibility of PEMF distributorships in Europe and South America. To facilitate distribution into the European Union ("EU"), the Company obtained a CE mark for stimulation products in December 1998. See "- Government Regulation".

         The Company has a sales services group, consisting of seven sales and marketing specialists, who regularly visit the Company's distributors in Europe, the Far East, Middle East and South America.

         In addition to its licensing agreements with Stryker for BoneSource, the Company has a licensing arrangement with Howmedica Leibinger GmbH ("Leibinger"), a German-based manufacturer and supplier of surgical products to neurosurgeons and maxillofacial surgeons, and its United States affiliate, covering neurological (excluding the spine), oral maxillofacial (excluding dental) and cranofacial applications of BoneSource worldwide. Pursuant to the license agreement, the Company manufactures BoneSource for sale to Leibinger and receives a royalty based on Leibinger's gross revenues from BoneSource sales.

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

         The Company supports its distributors through specialized basic training workshops in which surgeons and sales specialists participate. Orthofix produces relevant marketing materials, including surgical procedures, for its distributors in a variety of languages in both printed, video and multimedia formats. To provide additional advanced training for surgeons, the Company organizes monthly multilingual teaching seminars at its facility in Verona, Italy. These seminars, which in 1999 were attended by approximately 750 surgeons from around the world, include a variety of lectures from renowned specialists as well as demonstrations and hands- on workshops. Additionally, each year many of the Company's distributors independently conduct basic courses for surgeons in the application of Orthofix's products.

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

         In addition to providing extensive training to its sales force, the Company has, since 1994, undertaken a number of marketing-related initiatives directed at increasing the focus of the Company's sales force on managed care organizations. As a result of these initiatives, the Company has been able to enter into a number of contracts with HMOs and other third party payors that establish pricing and reimbursement criteria for use of the Company's PEMF Products. The National Accounts department added an appeals specialist in 1997 in order to keep abreast of changes in the U.S. healthcare market place and enhance and expand the Company's relationships with third party payers.

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

Production

         The Company generally designs, develops, assembles and tests all its products, but subcontracts the manufacture of component parts. Through subcontracting, the Company believes that it gains substantial operating flexibility in meeting demand while focussing its resources on product development and marketing and still maintaining rigid quality assurance standards.

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

         Orthofix's products are currently manufactured and assembled in the United States, Italy, the Seychelles and the United Kingdom. The Company believes that its plant, and those of its subsidiaries, comply with the requirements of the FDA and all relevant regulatory authorities outside the United States. Orthofix actively monitors the manufacturing and quality standards and the product specification conformity of each of its subcontractors. See "-- Government Regulation."

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

         In August 1999, the Company formed a Scientific Advisory Committee composed of eight medical clinicians to further the market opportunities and additional applications for the Company's proprietary pulsed electromagnetic field (PEMF) technology. The Company hopes to further its knowledge of PEMF's influences on specific cellular functions and develop additional applications for the technology.

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

Competition

         In the external and internal fixation product area, the Company's principal competitors include Synthes AG,. Zimmer, Inc., Stryker, Smith & Nephew Richards and EBI MS.

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

Employees

         At December 31, 1999, Orthofix had 446 employees of which 293 were employed within the North American division. The Company's relations with its Italian employees, who numbered 62 at December 31, 1999, are governed by the provisions of a National Collective Labor Agreement setting forth mandatory minimum standards for labor relations in the metal mechanic workers industry. The Company is not otherwise party to any collective bargaining agreement. The Company believes that it has good relations with its employees, many of whom have been granted share options. See "Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES."

Year 2000 Experience

         The Company's manufacturing processes and other operations are dependent on technological devices with imbedded chips and computer systems. These computer systems and other technological devices may not be capable of accurately recognizing dates beginning on January 1, 2000. This problem could cause miscalculations, adversely affecting the Company's manufacturing processes and other operations. Prior to January 1, 2000, the Company spent approximately $500,000 with a view to resolving any such potential issues, and believes that it has resolved substantially all of these issues through a comprehensive compliance process. Subsequent to the year ended December 31, 1999 the Company experienced no significant events, nor received any significant reports indicating any material Year 2000 problems. However, it may not fully know the impact of Year 2000 issue until after a longer operating period following January 1, 2000.

Economic and Monetary Union in the European Union

         Orthofix's European companies, including those in the United Kingdom, made preparations for the introduction of a single currency (the "Euro") in certain Member States of the EU in 1999. Preparations include upgrading information systems, where necessary, and training staff to handle Euro-denominated transactions, including dual currency transactions during the transition period between the commencement of economic and monetary union in 1999 and the first issue of Euro notes and coins in 2002. Orthofix does not expect that, in the short term, the introduction of the Euro will have a material adverse effect on the Company's financial condition or results of operations.

Item 2.  DESCRIPTION OF PROPERTY

         The Company's principal facilities are in the U.S., Italy and the UK.

         In the U.S., PEMF Products, Osteogenics BoneSource and EZ Brace are produced at Orthofix Inc.'s manufacturing, office and laboratory facility in Richardson, Texas. The Company leases approximately 96,000 square feet of space at this facility, of which 42,000 square feet is subleased to a third party. The lease has a current term expiring December 31, 2001 and provides for renewal options for up to 10 additional years.

         On February 24, 2000 Orthofix Inc. entered into a 10 year lease for the development of a new 70,000 square foot building in McKinney, Texas. The Company anticipates moving into the new site and the lease to become effective January 1, 2001. The lease contains an additional five year renewal provision and the building site is expandable to meet future needs. The Company has initiated discussions with the current landlord regarding lease termination costs. The new landlord and community have committed various incentives to offset early termination costs for the current lease. The new lease will result in future cost savings for the Company compared to the current lease.

         In Italy, certain of the Company's quality control, assembly, research and development and teaching facilities for fixation products are located in Verona, Italy, in a 38,000 square foot facility owned by Orthofix S.r.l., the Company's Italian subsidiary.

         In the U.K., the Company rents approximately 28,000 square feet for certain of its manufacturing, sales, marketing and distribution activities.

         The Company believes that its facilities are suitable and adequate for the Company's purposes.

Item 3.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Company is a party or of which any of its property is subject, except as described below.

         Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc. ("KCI") alleging infringement of the patents relating to Novamedix's A-V Impulse System(R) product, breach of contract, and unfair competition. Novamedix Limited v. Kinetic Concepts Inc., United States District Court for the Western District of Texas, San Antonio Division, Civil Action No. SA-92-CA-0177. In this action, trial of which is not expected to begin before the final quarter of 2000, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. See "Item 1. BUSINESS -- Patents, Trade Secrets and Licenses".

         IMS, a subsidiary of the Company, filed an action on November 29, 1995 in the United States District Court for the District of New Jersey against Biomet and two of its subsidiaries, EBI MS and Electro-biology, Inc. ("EBI") (collectively, for purposes of this paragraph, "Defendants") alleging the failure to pay for Orthofix external fixation devices sold and delivered. Inter Medical Supplies Limited v EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., United States District Court for the District of New Jersey, Camden Division, Civil Action No. 95-6035. Orthofix S.r.l. and Orthofix Inc. filed an action on December 4, 1995 in the United States District Court for the Northern District of Texas against the same Defendants alleging, inter alia, breach of the June 1, 1990 Distributor Agreement between Orthofix S.r.l. and EBI MS, breach of the 1983 and 1984 Agency Agreements between Orthofix S.r.l. and EBI MS, tortious interference with existing and prospective economic relations, trademark infringement, passing off, false advertising, unfair competition, and defamation. Orthofix Inc. and Orthofix S.r.l. v EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., United States District Court for the Northern District of Texas, Civil Action No. 395-CV2982-X. Those two actions were consolidated in the New Jersey District Court. On April 7, 1997, trial commenced before a jury. On June 2, 1997, the jury delivered its verdict. It determined that EBI MS breached the 1983 and 1984 Agency Agreements and the 1990 Distributor Agreement with Orthofix S.r.l.; that the Defendants tortiously interfered with the existing and prospective economic relations of Orthofix S.r.l., Orthofix Inc., and IMS; that the Defendants infringed Orthofix S.r.l.'s trademark; that the Defendants passed off medical devices not manufactured by Orthofix S.r.l. as genuine Orthofix external fixators; that the Defendants advertised their products falsely and competed unfairly; and that the Defendants defamed Orthofix S.r.l., Orthofix Inc., and IMS. The jury awarded Orthofix S.r.l., Orthofix Inc., and IMS compensatory damages in the amount of $48,000,000 and punitive damages in the amount of $100,600,000. In addition, the jury determined that EBI MS breached the sales contracts between IMS and itself and awarded IMS $875,399 in damages on its claim for goods sold and delivered. The jury rejected the Defendants' principal counterclaim - that Orthofix S.r.l. violated the New Jersey Franchise Practices Act. Although it determined that Orthofix S.r.l. breached the 1990 Distributor Agreement with EBI MS and that Orthofix S.r.l., Orthofix Inc., and IMS tortiously interfered with EBI MS's existing and prospective contractual relationships, it awarded the Defendants compensatory damages of $1.00 on those claims and rejected the Defendants' request for punitive damages. In addition, the jury awarded EBI MS $1.00 as a "set off" against IMS's claim for goods sold and delivered. On August 28, 1997, the district court denied defendants' motion for judgment as a matter of law and conditionally granted defendants' motion for a new trial as to punitive damages unless Orthofix accepted a remittitur of the jury's punitive damages award in excess of $50,000,000. On September 2, 1997, Orthofix accepted that remittitur. That same day, the district court entered an amended judgment in favor of Orthofix and against defendants in the amount of $98,875,397, plus post-judgment interest and costs. On September 26, 1997, defendants filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. On February 25, 1998, the Federal Circuit granted Orthofix's motion to transfer the appeal to the United States Court of Appeals for the Third Circuit. On June 28, 1999, the United States Court of Appeals for the Third Circuit unanimously affirmed the district court's decisions on liability and compensatory damages. At the same time, however, two of the three judges, over the dissent of Senior Circuit Judge Leonard I. Garth, reduced the punitive damages award to $1 million. On January 10, 2000, the United States Supreme Court declined to review the Third Circuit's decision. On January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc. transferred funds in the amount of $64,174,752.25 to satisfy the judgment in favor of the Orthofix S.r.l., IMS, and Orthofix Inc. As a result of the Supreme Court's order and the satisfaction of the judgment, the litigation has been completed.

         Orthofix Inc. is a defendant in a lawsuit brought by Joseph Mooibroek, AME's former President and Chief Executive Officer, alleging wrongful termination of Mooibroek's employment agreement and various other claims. Joseph Mooibroek v. American Medical Electronics,et al., No. 94-4983-C, 68th Judicial District Court, Dallas County, Texas. Following trial in April and May 1997, a jury found that Mooibroek was entitled to recover $1,479,645 from Orthofix Inc. and $1,238,179 from the Directors. Before trial Orthofix Inc. indemnified the Directors against any recovery by Mooibroek. On June 26, 1997, final judgment was entered reducing the award against Orthofix Inc. to $679,645, which Orthofix Inc. has paid. The Directors have appealed the final judgment against them, and Mooibroek has appealed certain findings of the trial court in favor of Orthofix Inc. and the Directors. Resolution of those appeals may take more than a year. The Company believes that any liability ultimately resulting from this litigation will have no material adverse effect on the Company's financial position, results of operations and cash flows.

         On December 4, 1998, the special committee (the "Review Committee") established to determine the amount of any contingent contract rights under the Merger Agreement dated May 8, 1995 among Orthofix International N.V., Othello Acquiring Corporation, and American Medical Electronics Inc. ("AME") (the "Merger Agreement"), in settlement of all claims of the holders of record of AME common stock and the options and warrants to such stock as of August 21, 1995 (collectively, the "AME Record Holders"), unanimously determined that Orthofix International N.V. would pay an Earnout of $500,000 plus interest and 12% of the net recovery received from the judgment against EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc. The Review Committee has not calculated the latter amount, but Orthofix International N.V. believes it is between $5,000,000 and $5,500,000. An arbitrator acting under the auspices of the American Arbitration Association ("AAA") subsequently entered a Consent Award based on the Review Committee's determination.

         On January 29, 1999, two couples who owned shares of the common stock of American Medical Electronics Inc. ("AME") commenced a civil action against Orthofix Inc. and the Review Committee seeking, inter alia, the Maximum Earnout and Bonus under the Merger Agreement. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated v. Orthofix Inc., Arthur Schwalm, Robert Gaines Cooper, James Gero, and John and Jane Does One (1) Through Four (4), No. 99-S-445 (D. Colo.). In a related action, commenced on June 2, 1999, the same Plaintiffs filed a motion in the United States District Court for the Southern District of New York seeking to intervene in the AAA arbitration and vacate the Consent Award. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated v. Orthofix Inc., Arthur Schwalm, Robert Gaines Cooper, James Gero, and John and Jane Does One (1) Through Four (4), No. 99 Civ. 4049 (S.D.N.Y.). On July 2, 1999, Plaintiffs filed a first amended complaint in the Colorado action seeking to add Orthofix International N.V. as a defendant, in addition to Orthofix Inc.

         Orthofix International N.V. and Orthofix Inc. (collectively, "Orthofix") are vigorously defending against Plaintiffs' actions. Thus far, the Colorado action has been transferred to New York (on Orthofix Inc.'s motion); the individual defendants served in the Colorado action have all been dismissed for lack of personal jurisdiction (on motion of the individual defendants); and all discovery has been stayed pending the courts' ruling on Orthofix Inc.'s dispositive pre-answer motion that Plaintiffs lack standing to challenge the Review Committee's determination.

Item 4.  CONTROL OF REGISTRANT

        To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any corporation or by any government. Set forth below is a table indicating (i) persons known by the Company to own more than 10% of the Common Shares, and (ii) the total amount of Common Shares owned by the directors and officers of the Company as a group, at March 27, 2000.

                    Identity of                             Amount
|Title of Class     Person or Group                         Owned           (%)
 --------------     ---------------                         -----           ---

Common shares       Electra Investment Trust PLC            1,612,000       12.4
Common shares       Fidelity Management & Research          1,687,000       13.0
Common shares       Directors and Officers as a group       1,769,000       13.6
Common shares       Lord, Abbett & Co.                      1,342,000       10.3

        The Company does not know of any arrangements the operation of which may result in a change in its control.

Item 5.  NATURE OF TRADING MARKET

     The Common Shares are quoted on the Nasdaq National Market under the symbol OFIX. The Common Shares were quoted initially in connection with the Company's Initial Public Offering completed in April 1992 (the "IPO").

     The high and low closing prices of the Common Shares on Nasdaq for the periods indicated, are set forth below:

                                                           High         Low

1998
----
First Quarter.....................................          14          11
Second Quarter....................................          14          11 3/4
Third Quarter.....................................          14          11 1/8
Fourth Quarter....................................          14          10 3/8

1999
----
First Quarter.....................................          16 1/2      13
Second Quarter....................................          15 1/4      13 7/8
Third Quarter.....................................          15          13
Fourth Quarter....................................          14 5/8      11 1/2

2000
----
First Quarter.....................................          21          11 7/8
*Second Quarter...................................          18          16

* for 2000, through April 12

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

Item 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 have been derived from the Company's audited Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent auditors. The financial data for the years ended December 31, 1999, 1998 and 1997 and at December 31, 1999, 1998 and 1997 should be read in conjunction with, and are qualified in their entirety by reference to, "Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 20-F. The Company's Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

                                                                               Year ended December 31,
                                                                               -----------------------
                                                       1999         1998          1997         1996          1995
                                                       ----         ----          ----         ----          ----
                                                               (In U.S. $ thousands, except margin, share and per share data)
Consolidated operating results
Net sales..........................................     121,284        104,065       89,963       77,221       52,272
Gross profit.......................................      87,733         74,572       64,597       53,770       33,491
Gross profit margin................................         72%            72%          72%          70%          64%
Total operating income (expense)Notes 1, 2 and 3 ..      23,216         11,917       10,058        4,530      (16,872)
Net income (loss)..................................      12,912         14,276        3,069        (475)      (19,802)
Net income (loss) per Common Share (diluted).......        0.97           1.07         0.23       (0.04)       (1.78)
Net income per Common Share (diluted)
  (before non-recurring items).....................        0.97           0.71         0.28         0.13         0.40

Consolidated financial position
(at year-end)

Total assets ......................................     136,722        122,400      112,948      113,057      103,958
Total debt.........................................      14,248          9,585       20,298       21,495       20,517
Shareholders' equity...............................      89,570         78,736       65,148       63,910       58,660
Weighted average number of
 Common Shares outstanding (diluted)...............  13,364,127     13,291,988   13,211,397   12,673,319   11,113,604

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

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

The following table presents certain items in the Company's income statements as a percentage of net sales for the periods indicated:

                                               Year ended December 31,
                                    --------------------------------------------
                                      1999           1998           1997
                                        %             %               %
Net sales                              100           100             100
Cost of sales                           28            28              28
                                    --------------------------------------------
Gross profit                            72            72              72
                                    --------------------------------------------
Expenses
Sales and Marketing                     35            36              36
General and Administrative(1)           13            15              18
Research and Development                 5             6               5
                                    --------------------------------------------
Operating income(2)                     19            15              12
                                    --------------------------------------------
Net income (3)                          11             9               5
                                    --------------------------------------------

(1)      Includes amortization of intangible assets.

(2) In 1998, before provision for impairment of long-lived assets of $3.3 million. In 1997 and 1996, before restructuring charges of $1.0 and $2.2 million, respectively - see note 2 to the Consolidated Financial Statements.

(3) In 1998, before provision for impairment of long-lived assets and net sale proceeds of product license of $3.3 million and $8.1 million , respectively. In 1997 and 1996, before restructuring charges in 1997 of $1.0 and $2.2 million, respectively - see note 2 to the Consolidated, Financial Statements.

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

         In April 1998, Orthofix Inc. announced that it had entered into an agreement to sell a license for BoneSource - Orthofix's calcium phosphate-based bone cement - to Stryker Howmedica Inc. The Company received gross proceeds under the agreement of $12.5 million, of which $2.5 million represented advance royalties. This resulted in a net gain of $9.7 million after costs of $300,000. At the same time, Orthofix Inc., following a revaluation of the goodwill then carried in its balance sheet relating to BoneSource using the undiscounted cashflow method, recognized a write down of $1.6 million in respect of such goodwill. The resulting net gain of $8.1 million on the sale of the license has been recorded as a component of other income in the consolidated income statements for 1998.

         Following the appointment of Charles Federico in October, 1996, to the position of President of Orthofix Inc., a review of all of the Company's North American activities took place, resulting in a significant restructuring of the Company's business in the United States. The Company's US sales force, which is now more incentive-based, was reorganized to make it more focused on individual business sectors. Orthofix Inc. has further rationalized its overhead structure including premises, people and non-essential functions. The restructuring, which was substantially complete at March 31, 1997, resulted in a one-time charge of $3.2 million.

Approximately $2.2 million, largely rental expense, was expensed in the fourth quarter of 1996 and $1.0 million, largely employee termination costs, in the first quarter of 1997.

         On June 1, 1995, AME replaced EBI as the distributor of Orthofix's, products in the United States upon expiration of EBI's distribution agreement on May 31, 1995. During 1995, EBI began to introduce its own range of external fixators into the United States market, while continuing to sell its existing inventory of Orthofix products. The Company sued EBI for, among other matters, infringement of patents and passing off. On January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc. transferred funds in the amount of $64,174,752.25 to satisfy the judgment in favor of the Orthofix S.r.l., Inter Medical Supplies, and Orthofix Inc. As a result of the Supreme Court's order and the satisfaction of the judgment, the litigation has been completed. After deducting contingent legal fees and reserving for expenses, Orthofix realized approximately $38 million before tax. See "Item 3- LEGAL PROCEEDINGS"

         The Company's financial condition, results of operations and cash flows have not been significantly impacted by seasonality trends. Additionally, the Company does not believe its operations will be significantly affected by inflation or fluctuations in interest rates.

1999 compared to 1998

         Net sales increased 17% to $121.2 million in 1999 compared to $104.1 million in 1998. Net sales in North America (primarily the United States) in 1999 represented 63% of net sales, or $75.8 million, compared with 61% of net sales, or $63.6 million in 1998, an increase of 19%. This increase was largely due to the growth in net sales of PEMF products, Orthofix products and the A-V Impulse System and the introduction of the EZ Brace. Outside the United States, there was an increase in net sales of 12% in 1999 compared with 1998, generated mainly through growth in sales of Orthofix products and the A-V Impulse System. Sales outside the United States increased 15% on a constant dollar basis.

         Sales and marketing expenses which represented 35% of net sales in 1999 and 36% in 1998, increased by $3.9 million in 1999 compared to 1998. In the U.S., where sales increased by 19% in 1999 compared to 1998, sales and marketing expenses increased by 12% to $28 million from $25.0 million in 1998. Outside the U.S., where sales increased by 12%, sales and marketing expenses increased by 8% to $13.9 million from $12.9 million.

         General and administrative expenses, which increased by $795,000 from $12.0 million in 1998 to $12.8 million in 1999, represented 11% of net sales in 1999 compared to 12% in 1998. General and administrative expenses for 1999 and 1998 included $881,000 and $369,000 of litigation costs, respectively. Exclusive of such costs, general and administrative expenses represented 10% and 11% of net sales in 1999 and 1998, respectively. See "Item 3. LEGAL PROCEEDINGS."

         Research and Development expenses which represented 5% of net sales in 1999 and 6% in 1998, increased by $528,000 from $5.9 million in 1998 to $6.4 million in 1999.

         Amortization of intangible assets was $3.5 million in 1999 compared to $3.6 million in 1998. The decrease of $80,000, resulted principally from decreased amortization consequent upon the write off in the second quarter of 1998 of goodwill relating to the BoneSource material, following the licensing deal with Stryker Howmedica Inc., and of the intangible asset relating to the Ogden Anchor. See note 2 to the Consolidated Financial Statements.

         Net other expense decreased by $735,000 from $1.3 million in 1998 to $576,000 in 1999. This decrease resulted principally from a reduction in net interest expense in 1999 of $219,000. In addition, there was an increase in foreign exchange gains in 1999 over 1998 of $768,000 resulting from the translation of a loan note between group companies denominated in Italian Lira. The reduction in net interest payable and the increase in foreign exchange gains were offset by an increase in net losses of affiliates of $338,000.

         In 1999 and 1998, the effective rate of income tax, excluding the net effect of non-recurring items in 1998, was 35% and 33%, respectively. The main reason for the increased rate in 1999 was that there were no net operating loss carry forwards from its United States operation available for 1999, as there were all utilised in 1998.

         Net income for 1999 was $12.9 million compared to $9.5 million for 1998 (before the net effect of non- recurring items of $4.8 million) giving diluted earnings per share of $0.97 on the basis of diluted average shares outstanding of 13.4 million in 1999 compared with diluted earnings per share of $0.71, excluding the net effect of non-recurring items, on the basis of diluted average shares outstanding of 13.3 million in 1998.

1998 compared to 1997

         Net sales increased 16% to $104.1 million in 1998 compared to $90.0 million in 1997. Net sales in North America (primarily the United States) in 1998 represented 61% of net sales, or $63.6 million, compared with 60% of net sales, or $53.6 million, in 1997, an increase of 19%. This increase was largely due to the growth in net sales of PEMF products, Orthofix products and the A-V Impulse System. Outside the United States, there was an increase in net sales of 11% in 1998 compared with 1997, generated mainly through growth in sales of the A-V Impulse System and the Laryngeal Mask. Sales outside the United States increased 14% on a constant dollar basis.

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

         Amortization of intangible assets was $3.6 million in 1998 compared to $3.8 million in 1997. The decrease of $200,000 resulted principally from decreased amortization consequent upon the write off in the second quarter of goodwill relating to the BoneSource material, following the licensing deal with Stryker Howmedica Inc., and of the intangible asset relating to the Ogden Anchor. See note 2 to the Consolidated Financial Statements.

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

Liquidity and capital resources

         Cash and cash equivalents at December 31, 1999 were $9.7 million compared to $7.0 million at December 31, 1998, an increase of $2.7 million.

         Net cash provided by operating activities increased from $6.0 million in 1998 to $8.4 million in 1999, an increase of $2.4 million. Cash from operating activities in 1999 was provided by net income, after adjustments for non-cash items such as depreciation, amortization and provisions, of $21.4 million. The Company invested a net of $13 million of this sum in working capital resulting in total net cash provided by operating activities of $8.4 million. Of the net $13 million invested in working capital, $9.3 million was used for trade accounts receivable and $1.0 million was used for inventories and $2.8 million was used for other current assets, principally advances to affiliates of $1.0 million and deferred charges of $950,000.

         Net cash used by investing activities was $10.8 million in 1999 compared to net cash provided of $8.4 million in 1998. The Company invested $5.5 million in subsidiaries and affiliates and used $5.4 million to purchase tangible and intangible assets.

         Net cash provided by financing activities was $5.2 million in 1999 compared to cash used of $11.7 million in 1998. Cash provided by financing activities in 1999 consisted principally of a new loan of $10.0 million and increased borrowings under short-term lines of credit of $1.8 million offset by loan repayments of $6.6 million. The Company also used $681,000 to repurchase shares for treasury.

         The Company believes that its current cash balances together with its projected cash flows, and existing lines of credit are sufficient to cover its anticipated capital needs and research and development costs during the next two fiscal years. See "Item 1, DESCRIPTION OF BUSINESS--Recent Developments."

         The Company has a $10 million term note ("Term Note"). The Term Note are collateralized by substantially all of the assets of Orthofix Inc. and are guaranteed by the Company. In addition, the Company had $7.1 million of unused available lines of credit at December 31, 1999.

         Certain restrictive covenants pursuant to the Term Note to the bank reside at the Company's reporting level, with other restrictive covenants residing at Orthofix Inc. The most restrictive covenant precludes the transfer to the Company from Orthofix Inc. of an amount exceeding 10% of total assets of the Company in any one year or exceeding 25% of total assets of the Company during the period of the Term Note. At December 31, 1999, the amounts were $13.6 million and $34.2 million, respectively. These restrictions are not expected to have an impact on the Company's ability to meet its obligations.

Dividend Policy

         The Company has no present intention to pay dividends.

         In the event that the Company decides to pay a dividend to shareholders with dividends received from its subsidiaries, it would, based on prevailing rates of taxation, be required to pay additional withholding and income tax at a combined rate of approximately 10% on such amount.

Market risk

         In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not use derivatives to hedge foreign exchange exposure. The Company's interest exposure is primarily related to $4.4 million of fixed rate loan note with a group company denominated in Italian Lira. A 10% unfavorable movement in exchange rates would result in a $440,000 loss on exchange upon conversion of this debt

Year 2000 Issues

         The Company's manufacturing processes and other operations are dependent on technological devices with embedded chips and computer systems. These computer systems and other technological devices may not be capable of accurately recognizing dates beginning on January 1, 2000. This problem could cause miscalculations, adversely affecting the Company's manufacturing processes and other operations. Prior to January 1, 2000, the Company spent approximately $500,000, of which approximately $150,000 was incurred in fiscal year 1999, with a view to resolving any such potential issues. The Company believes that it has resolved substantially all of these issues through a comprehensive compliance process. To date, there have been no material malfunctions of the Company's systems or activities due to Year 2000 issues. However, there can be no assurance that unanticipated events still will not occur or that the Company was able to identify all Year 2000 issues before problems arise. In addition, the Company has no assurance that third party suppliers or customers have or had the ability to identify and solve all or substantially all their Year 2000 issues. Therefore, there can be no assurance that the Year 2000 issue still will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

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

Recently Issued Accounting Standards

         During 1999, various new accounting pronouncements were issued which may impact the Company's financial statements. (See note 1 to the Consolidated financial statements)

Item 10.          DIRECTORS AND OFFICERS OF REGISTRANT.

Directors and Executive Officers

         The directors and executive officers of the Company are as follows:

          Name                       Age                 Position
          ----                       ---                 --------

Robert Gaines Cooper                 62     Chairman of the Board of Directors

Edgar Wallner                        63     President, Chief Executive Officer
                                            and Director

Peter Clarke                         58     Executive Vice President, Chief
                                            Financial Officer, Secretary and
                                            Director
Charles Federico                     51     Senior Vice President, President,
                                            North America and Director
Tom Hay                              54     Senior Vice President and President,
                                            International Division
Vittorio Pietropoli                  59     Senior Vice President and Director
Robert Sentance                      53     Controller
Jerry Benjamin (2)                   59     Director
Alberto d'Abreu de Paulo             61     Director
Frederik Hartsuiker                  59     Director
Peter Hewett                         64     Deputy Chairman and Director
John Littlechild (1)                 48     Director
James Gero (1)                       55     Director

(1)      Member of the Compensation and Benefits Committee
(2)      Member of the Audit Committee

         Mr Julian Knott resigned from the Board of Directors in April 2000 after twelve years of greatly appreciated service. The Board will be seeking to fill the vacancy on the Audit Committee resulting from Mr Knott's resignation.

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

         Mr. Benjamin became a non-executive Director of Orthofix in March 1992. He has been a General Partner of Advent Venture Partners, a venture capital management firm in London since 1985. Mr. Benjamin is a Director of Professional Staff plc and a number of private health care companies.

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

         Mr. Gero became a non-executive Director of Orthofix in February 1998. Mr. Gero became a Director of AME in 1990 and served subsequently as a Director of Orthofix Inc. He is the Chairman and Chief Executive Officer of each of Sierra Technologies Inc. and Sierra Networks Inc. and a Director of each of, Leslie Building Products Inc., Drew Industries Inc., and Chairman of Thayer Aerospace.

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

Item 11.          COMPENSATION OF DIRECTORS AND OFFICERS.

         During 1999, an aggregate amount of approximately $2.4 million was paid by Orthofix to its directors and executive officers as a group (14 persons) for services rendered in all capacities. This amount includes $36,000 paid by Orthofix in 1999 to provide pension, retirement or similar benefits for all directors and officers. Orthofix anticipates that for 2000 the aggregate compensation to be paid to its directors and executive officers as a group (13 persons) will be approximately $2.5 million.

         No director or executive officer of the Company has an employment contract that binds the Company for a notice period longer than one year.

Item 12.         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         The total amount of Common Shares called for by all outstanding options held by directors and officers as a group as of March 15, 2000 was 2,011,750.

Share Option Plans

         The following is a summary description of certain provisions of the Company's share option plans.

         Staff Share Option Plan. Pursuant to the Company's Staff Share Option Plan (the "Staff Plan"), the Company's employees, including the Company's directors and executive officers, and certain other persons directly or indirectly related to the Company's business, have been granted options to purchase an aggregate of 1,648,751 Common Shares (representing approximately 12.7% of the Common Shares outstanding) at prices ranging from $1.43 to $14.88 per Common Share. Of these, options for 789,426 Common Shares have been exercised or cancelled as of March 15, 2000. Option grants under the Staff Plan were made in 1988, 1989, 1990, 1991, 1995, 1996, 1997, 1998 and 1999. 263,274
Common Shares remain available for grant under this Plan.

         Options under the Staff Plan are currently exercisable with respect to 51% of the total number of Common Shares subject to option. The Board of Directors has the authority to accelerate the exercise date of options, or make such other adjustments as it considers appropriate, in the event of a change in control of the Company. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee. Staff Plan options generally expire ten years after date of grant, or earlier in certain circumstances.

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

         AME Warrants. Warrants to purchase 320,000 shares of AME Common Stock (the "AME Warrants") were also assumed by Orthofix pursuant to the merger of AME with Othello and became exercisable for Common Shares after adjustment to take account of the merger. At March 31, 2000, AME Warrants to purchase 115,994 Common Shares were currently exercisable, and expire on various dates through December 2003. The exercise price for the AME Warrants ranges from $18.10 to $30.60 per Common Share.

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

         Inter Medical Supplies, a wholly owned subsidiary which manufactures Orthofix products, rents facilities from LMA under a three year lease which started in 1999. The annual rent paid to LMA is $77,000. Inter Medical Supplies has paid LMA $207,000 as a contribution towards the setting up cost of this facility.

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


                                    PART III


Item 15. DEFAULT UPON SENIOR SECURITIES

         None.


Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES


         None.


                                     PART IV


Item 17. FINANCIAL STATEMENTS

         Not applicable.


Item 18. FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related Notes thereto, as required by this Item, are contained at pages F-1 through F-25 hereof.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements and related schedule, together with the report of PricewaterhouseCoopers are filed as part of this Annual Report on Form 20-F in Item 18:

         Report of the Independent Auditors
         Consolidated Balance Sheets as of December 31, 1999 and 1998. Consolidated Statements of Operations for each of the three years in the period ended December 31, 1999.
         Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 1999. Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1999.
         Notes to Consolidated Financial Statements.
         Schedule 1 - Condensed Financial Information of Registrant
         Schedule 2 - Valuation and Qualifying Accounts


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

                              ORTHOFIX INTERNATIONAL N.V.



                              By: /s/ Peter Clark
                                 -----------------------------------------------
                                 Name:  Peter Clarke
                                 Title: Executive Vice President,
                                        Chief Financial Officer
                                        Secretary and Director

Date: May 19, 2000

                           ORTHOFIX INTERNATIONAL N.V.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 Page
Report of the Independent Accountants                                                            F-2

Consolidated balance sheets as of December 31, 1999 and 1998                                     F-3

Consolidated statements of operations for each of the three years in the period
ended December 31, 1999                                                                          F-4

Consolidated statements of changes in shareholders' equity for each of the three years in
the period ended December 31, 1999                                                               F-5

Consolidated statements of cash flows for each of the three years in the period ended
December 31, 1999                                                                                F-6

Notes to the consolidated financial statements                                                   F-7

Schedule 1 - condensed financial information of registrant                                       S-1

Schedule 2 - valuation and qualifying accounts                                                   S-5


                           ORTHOFIX INTERNATIONAL N.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Orthofix International N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Orthofix International N.V. and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

London, England
April 20, 2000


                           ORTHOFIX INTERNATIONAL N.V.

                           CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1999 and 1998

                                                                                            December 31
                                                                                            -----------
(U.S. Dollars, in thousands except share and per share data)                                1999                1998
------------------------------------------------------------                                ----                ----
Assets
Current assets:
  Cash and cash equivalents                                                            $  9,724             $  6,970
  Restricted cash                                                                           880                  839
  Trade accounts receivable, less allowance for doubtful
  accounts of $6,176 and $4,912 at December 31, 1999
  and 1998, respectively                                                                 39,755               32,713
 Inventories                                                                             15,633               15,839
 Deferred income taxes                                                                    3,739                3,106
 Other current assets                                                                     5,901                4,030
                                                                                       --------             --------
Total current assets                                                                     75,632               63,497

Securities and other investments                                                            525                  437
Property, plant and equipment, net                                                        9,568                9,056
Patents and other intangible assets, net                                                  2,476                2,448
Goodwill, net                                                                            46,584               45,067
Deferred income taxes - non-current                                                       1,937                1,895
                                                                                       --------             --------
Total assets                                                                           $136,722             $122,400
                                                                                       ========             ========

Liabilities and shareholders' equity Current liabilities:
  Bank borrowings                                                                      $  4,349             $  3,073
  Current portion of long-term debt                                                       4,520                2,344
  Trade accounts payable                                                                  7,228                7,777
  Other current liabilities                                                              12,309               12,854
                                                                                       --------             --------
  Total current liabilities                                                              28,406               26,048

Long-term debt                                                                            5,379                4,168
Deferred income taxes                                                                     1,763                1,516
Deferred income                                                                           2,500                2,500
Long-term rental liabilities, net                                                           658                1,085
Deferred compensation                                                                       817                  850
                                                                                       --------             --------
  Total liabilities                                                                      39,523               36,167
                                                                                       ========             ========

Minority interests                                                                     $  7,629             $  7,497
Commitments and contingencies (notes 14 and 18 to the Consolidated Financial
Statements)

Shareholders' equity
  Common shares $0.10 par value
  Authorized:            30,000,000             (1998:  30,000,000)
  Issued:                13,369,580             (1998:  13,271,895)                       1,337                1,327
  Outstanding            13,029,834             (1998:  12,964,055)
  Additional paid-in capital                                                             63,893               63,176
Less:       339,746    Treasury shares, at cost (1998: 307,840)                          (3,783)              (3,303)
                                                                                       --------            --------
                                                                                         61,447               61,200
  Retained earnings                                                                      31,501               18,589
  Accumulated other comprehensive income                                                 (3,378)              (1,053)
                                                                                       --------             --------
Total shareholders' equity                                                               89,570               78,736
                                                                                       --------             --------

Total liabilities and shareholders' equity                                             $136,722             $122,400
                                                                                       ========             ========

             The accompanying notes form an integral part of these
                       consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1999, 1998 and 1997

(U.S. Dollars, in thousands, except share and per share data)                 1999            1998           1997
-------------------------------------------------------------                 ----            ----           ----

Net sales                                                                $ 121,284      $  104,065      $  89,963
Cost of sales                                                               33,551          29,493         25,366
                                                                         ---------      ----------      ---------
Gross profit                                                                87,733          74,572         64,597

Operating expenses
    Sales and marketing                                                     41,863          37,949         32,538
    General and administrative                                              12,782          11,987         12,365
    Research and development                                                 6,403           5,875          4,840
    Amortization of intangible assets                                        3,469           3,549          3,786
    Impairment of long-lived assets                                              -           3,295              -
    Restructuring charges                                                        -               -          1,010
                                                                         ---------      ----------      ---------
                                                                            64,517          62,655         54,539
                                                                         ---------      ----------      ---------

    Total operating income                                                  23,216          11,917         10,058

Other income (expense)
    Interest income                                                            614             326            117
    Interest expense on bank loans                                          (1,204)         (1,135)        (1,962)
    Other income (expense) net                                                  14            (502)          (113)
                                                                         ---------      ----------      ---------

    Net other expense                                                         (576)         (1,311)        (1,958)
Gain on sale of product license                                                  -           8,100              -
                                                                         ---------      ----------      ---------
    Net income before income taxes and
    minority interests                                                      22,640          18,706          8,100
Income tax expense                                                          (7,914)         (2,687)        (4,081)
                                                                         ---------      ----------      ---------

    Net income before minority interests                                    14,726          16,019          4,019

Minority interests                                                          (1,814)         (1,743)          (950)
                                                                         ---------      ----------      ---------

Net income                                                               $  12,912       $  14,276       $  3,069
                                                                         =========       =========       ========

Net income per common share - basic                                         $ 0.99         $  1.10        $  0.24
                                                                            ======          ======         ======

Net income per common share - diluted                                       $ 0.97         $  1.07        $  0.23
                                                                            ======          ======         ======

Weighted average number of common shares - basic                        13,020,320      12,966,830     12,932,807
                                                                        ==========      ==========     ==========

Weighted average number of common shares - diluted                      13,364,127      13,291,988     13,211,397
                                                                        ==========      ==========     ==========


             The accompanying notes form an integral part of these
                       consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
              For the years ended December 31, 1999, 1998 and 1997


                                    Number of                                                           Accumulated
                                       Common                                Treasury                         other          Total
(U.S. Dollars,  in thousands,          shares      Common      Additional      Shares     Retained    comprehensive  shareholders'
except share data)                Outstanding      Shares paid-in capital   (at cost)     Earnings           income         equity
-----------------------------     -----------      ------ ---------------   ---------     --------    -------------  -------------

At December 31, 1996               12,887,708      $1,305         $62,984    $(1,387)      $1,244           $(236)        $63,910

71,992 common shares issued            71,992           7             348          -            -               -             355
Net income                                  -           -               -          -        3,069               -           3,069
Other comprehensive income
     Translation adjustment                 -           -               -          -            -          (2,186)         (2,186)
                                                                                                                          -------
Total Comprehensive income                                                                                                    883
                                   ----------      ------         -------    --------      ------         --------        -------
At December 31, 1997               12,959,700      $1,312         $63,332    $(1,387)      $4,313         $(2,422)        $65,148

151,855 common shares issued          151,855          15             525          -            -               -             540
Repurchase of warrants                      -           -            (174)         -            -               -            (174)
Conversion of loan note                     -           -            (507)         -            -               -            (507)
147,500 common shares
purchased for  treasury              (147,500)          -               -     (1,916)           -               -          (1,916)
Net income                                  -           -               -          -       14,276                          14,276
Other comprehensive income
     Translation adjustment                 -           -               -          -            -           1,369           1,369
                                                                                                                          -------
Total Comprehensive income                                                                                                 15,645
                                   ----------      ------         -------    --------      ------         --------        -------
At December 31, 1998               12,964,055      $1,327         $63,176    $(3,303)     $18,589         $(1,053)        $78,736

97,685 common shares issued            97,685          10             659          -            -               -             669

50,000 shares purchased for
treasury                              (50,000)          -               -       (681)           -               -            (681)
18,094 common shares issued
from treasury                          18,094           -              58        201            -               -             259
Net income                                  -           -               -          -       12,912               -          12,912
Other comprehensive income
  Unrealized gain on
  marketable securities (net of tax)        -           -               -          -            -             292             292

  Translation adjustment                    -           -               -          -            -          (2,617)         (2,617)
                                                                                                                          -------
Total Comprehensive income                                                                                                 10,587
                                   ----------      ------         -------    --------      ------         --------        -------
At December 31, 1999               13,029,834      $1,337         $63,893    $(3,783)     $31,501         $(3,378)        $89,570
                                   ==========      ======         =======    ========     =======         ========        =======




             The accompanying notes form an integral part of these
                       consolidated financial statements.


                           ORTHOFIX INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1999, 1998 and 1997

(U.S. Dollars, in thousands)                                                 1999           1998            1997
----------------------------                                                 ----           ----            ----
Cash flows from operating activities:
    Net income                                                           $  12,912       $  14,276       $  3,069
                                                                            ------          ------          -----
Adjustments to reconcile net income to net cash provided
by operating activities:
    Depreciation and amortization                                            6,833           6,521          6,493
    (Profit)/Loss on sale of fixed assets                                      (79)            428             41
    Gain on sale of product license                                              -          (8,100)              -
    Loss on impairment of long-lived assets                                      -           3,295              -
    Deferred taxes                                                            (169)         (5,001)          (205)
    Minority interest in net income of consolidated subsidiaries             1,814           1,743            950
    Other                                                                       94             261            144
Changes in operating assets and liabilities:

    Increase in accounts receivable                                         (9,326)         (4,794)        (4,628)
    Increase in inventories                                                 (1,003)         (3,599)          (531)
    Increase in other current assets                                        (2,844)             (7)           (59)
    Increase in trade accounts payable                                          55           1,193            492
    Increase (decrease) in other current liabilities                           163            (188)        (1,119)
                                                                            ------          ------          -----

Net cash provided by operating activities                                    8,450           6,028          4,647
                                                                            ------          ------          -----

Cash flows from investing activities:

    Investments in affiliates and subsidiaries                              (5,474)           (437)             -
    Capital expenditure                                                     (5,446)         (3,401)        (3,394)
    Proceeds from sale of equipment                                            126              63             51
    Net proceeds from sale of product license                                    -          12,200              -
                                                                            ------          ------          -----
Net cash (used in) provided by investing activities                      $ (10,794)        $ 8,425      $  (3,343)
                                                                          --------           -----       --------

Cash flows from financing activities:

    Net proceeds from issue of common shares                               $   669         $   540        $   355
    Acquisition of Treasury shares                                            (681)         (1,916)             -
    Repurchase of warrants                                                       -           (174)              -
    Repayment of loans                                                      (6,581)        (11,031)        (3,444)
    Proceeds from loan                                                      10,000               -              -
    Proceeds from borrowings                                                 1,748             895          3,053
    Restricted cash                                                              -               -           (780)
                                                                            ------          ------          -----
Net cash provided by (used in) financing activities                          5,155         (11,686)          (816)
                                                                            ------          ------          -----

Effect of exchange rates changes on cash                                       (57)             72             39

Net increase in cash and cash equivalents                                    2,754           2,839            527
Cash and cash equivalents at the beginning of the year                       6,970           4,131          3,604
                                                                            ------          ------          -----

Cash and cash equivalents at the end of the year                         $   9,724       $   6,970      $   4,131
                                                                           =======         =======        =======
Supplemental disclosure of cash flow information Cash paid during the year for:

  Interest                                                                $    812       $   1,206      $   1,625
  Income taxes                                                             $ 8,219       $   8,082      $   3,431


Supplemental schedule of non-cash investing and financing activities

On April 5, 1999, $259,000 of the Earnout payment (note 13 to the Consolidated Financial Statements) was satisfied by way of issuing 18,094 shares of treasury stock

On April 22, 1998, the loan note of $625,000 issued by Intavent Orthofix Limited in connection with its acquisition of Colgate Medical Limited was converted by the loan note holder into shares in Intavent Orthofix Limited.

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

1        Accounting policies

(a)      Basis of consolidation

         The consolidated financial statements include the financial statements of the Company and its directly and indirectly wholly owned and majority-owned subsidiaries after elimination of all material intercompany accounts and transactions.

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

(c)      Inventories

         Inventories are valued at the lower of cost or estimated net realizable value, after provision for obsolete items, refurbishment and lost field-items. Cost is determined on a weighted-average basis which approximates the FIFO method. The valuation of work-in-progress and finished goods includes the cost of materials, labor and production. Demo inventory is expensed when provided to sales representatives.

(d)      Reporting currency

         The reporting currency is the United States Dollar.

(e)      Market risk

         In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not use derivatives to hedge foreign exchange exposure. The Company's exchange rate exposure is primarily related to $4.4 million of fixed rate loan note with a group company denominated in Italian Lira. A 10% unfavorable movement in exchange rates would result in a $440,000 loss on exchange upon conversion of this debt.

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

(f)      Property, plant and equipment

         Property, plant and equipment is stated at cost less accumulated depreciation, except for land which is not depreciated. Depreciation is computed on a straight-line basis over the useful lives of the assets which are as follows:

                                                               Years

         Buildings                                            25 to 33
         Plant and equipment                                   2 to 10
         Furniture and fixtures                                5 to 8
         Other                                                 4 to 5

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

(g)      Intangible assets

         Intangible assets consist of goodwill, patents and other assets. Goodwill represents the excess of the cost of acquired businesses over the fair market value of the net assets acquired and is amortized using the straight- line method over ten to twenty years. Acquired patents are recorded at fair value based on an independent appraisal and are amortized over the shorter of the economic life or ten years. The costs of internally developed intangible assets are expensed as incurred.

(h)      Long-lived Assets

         In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to Be Disposed Of " the Company reviews long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, this statement requires recognition of an impairment loss when the sum of undiscounted expected future cash flow is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the asset. (See note 2 to the Consolidated Financial Statements).

(i)      Revenue recognition

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

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

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

(m)      Net income per common share

         Net income per common share is calculated in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128), "Earnings per Share". Net income per common share - basic is based on the weighted average number of common shares outstanding during each of the respective years. Net income per common share - diluted is based on the weighted average number of common and common equivalent shares outstanding during each of the respective years. Common equivalent shares represent the dilutive effect of the assumed exercise of certain outstanding share options (see note 20 to the Consolidated Financial Statements).

         Differences between basic and diluted shares result solely from the assumed exercise of certain outstanding share options.

(n)      Cash and cash equivalents

         For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(o)      Securities and Other Investments

         Marketable equity securities are classified as available-for-sale. Such securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of shareholders' equity. Any gains or losses from the sale of these securities are recognized using the specific identification method. (See note 6 to the Consolidated Financial Statements).

(p)      Use of estimates in preparation of financial statements

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

                           ORTHOFIX INTERNATIONAL N.V.

1        Accounting policies (continued)

(q)      Financial Instruments

         All of the financial instruments, as defined by Statement of Financial Accounting Standard No. 107, "Disclosures about fair value of Financial Instruments" (SFAS 107), are stated at carrying values which approximate their fair values at the balance sheet dates.

 (r)     Reclassifications

         Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

(s)      Acquisition of Treasury stock

         Treasury stock is acquired at cost. It is the Company's policy, where appropriate, to buy in its own shares in order to enhance shareholder value. Issuance of treasury shares are accounted for based on their average cost.

(t)       Recently issued Accounting Standards

         In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed Or Obtained For Internal Use." SOP 98-1 provides guidance on costs to be capitalized and when capitalization of such costs should commence. SOP 98-1 applies to costs incurred after adoption, including costs for software projects that are in progress at the time of the adoption. The adoption of this pronouncement in 1999 did not have a material effect on the Company's financial statements.

         In April 1998, the AICPA issued SOP 98-5, "Accounting for the Costs of Start-up Activities". SOP 98-5 requires all costs of start-up activities to be expensed as incurred. SOP 98-5 was effective for financial statements for years beginning after December 15, 1998. The adoption of this pronouncement in 1999 did not have a material effect on the Company's financial statements.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred as derivatives), and for hedging activities. In July 1999, the FASB issued SFAS No 137. "Accounting for Derivative Instruments and Hedging Activities - Deferral f the Effective date of SFAS No 133 - an amendment of FASB Statement No 133". Citing concerns about companies' ability to modify their information systems in time to apply SFAS 133, the FASB, through issuing SFAS 137, delayed its effective date for one year, to fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). Management continues to evaluate the effects of SFAS 133 on the Company's financial statements.

                           ORTHOFIX INTERNATIONAL N.V.

2        Impairment of assets and restructuring

Impairment of long-lived assets

During 1998, the Company re-evaluated the recoverability of certain goodwill and intangible asset balances at Orthofix Inc. in accordance with its policy on long-lived assets (see note 1 to the Consolidated Financial Statements).

In April 1998, Orthofix Inc. entered into an agreement with Stryker Howmedica Inc. to modify the license agreement for BoneSource. At the same time, Orthofix Inc. re-evaluated the goodwill on its balance sheet relating to BoneSource and recognized a write down of $1.6 million in respect of such goodwill. The write down became necessary based on the new terms of the license agreement with Stryker Howmedica Inc.. The write down of $1.6 million was classified within other income as an offset to the $9.7 million gain on sale of product license.

In June 1998, the Company, following a review of its strategy for the Ogden Anchor in the light of continued disappointing sales and changing market specifications for the Ogden Anchor product, determined that it would not commit further resources to the development and sales and marketing of the product. Orthofix Inc. re- evaluated the intangible assets in its balance sheet relating to its Ogden Anchor product in accordance with the provisions of SFAS 121. Based on this evaluation Orthofix Inc. incurred a write-off of approximately $3.3 million which was charged to operating costs in 1998.

Restructuring

During the latter part of 1996, the Company reviewed all of its activities at Orthofix Inc. resulting in a 1996 restructuring charge of $2.2 million of which $1.8 million related to rental liabilities. The current portions of these rental liabilities are $451,000, $294,000 and $263,000 and the long-term portions are $658,000, $1,085,000 and $1,296,000 as of December 31, 1999, 1998 and 1997
respectively.

Additionally, further restructuring charges, covering severance payments of approximately $1.0 million, were incurred in the first quarter of 1997. The Company's liabilities for these severance payments were $0 and $300,000 as of December 31, 1999 and 1998 respectively. There were no additional restructuring charges in either 1998 or 1999.

3        Restricted cash

                                                               December 31
                                                               -----------
(In thousands)                                          1999               1998
-------------------------------------                   ----               ----

Restricted cash                                        $ 880            $   839
                                                        =====              ====

In August 1997, Orthofix Inc. purchased a bond for the sum of $780,000 to be used in settlement of the directors judgement in the lawsuit brought by AME's former president and chief executive officer (see note 18 to the Consolidated Financial Statements). Interest income of $41,000 and $59,000 was earned on this bond in 1999 and 1998 respectively.

4        Inventories

                                                               December 31
                                                               -----------
(In thousands)                                            1999           1998
-------------------------------------                     ----           ----

Raw materials                                           $  2,360      $  3,215
Work-in-process                                            2,201         2,227
Finished goods                                             6,899         6,903
Field inventory                                            5,663         4,971
Less reserve for refurbishment and obsolescence           (1,490)       (1,477)
                                                         -------       -------
                                                        $ 15,633      $ 15,839
                                                         =======       =======

                           ORTHOFIX INTERNATIONAL N.V.

5        Other current assets

                                                               December 31
                                                               -----------
(In thousands)                                          1999               1998
-------------------------------------                   ----               ----

Refundable sales tax                                  $    807         $   812
Prepaid income taxes                                     2,073           1,811
Prepayments                                              1,154           1,220
Advances to affiliates                                   1,020               -
Other                                                      847             187
                                                       -------         -------

                                                      $  5,901         $ 4,030
                                                        ======          ======

6        Securities and other investments

In 1998 the company acquired a 30% minority interest in Neomedics Inc. for $119,000. In 1999 the Company's ownership interest in Neomedics Inc. was increased from 30% to 100% at a cost of $750,000, including accrued acquisition costs. Additional goodwill associated with the increase in ownership stake was $793,000 (see note 9 to the Consolidated Financial Statements). In accordance with the Company's accounting policies, the financial results of Neomedics Inc. were included in the consolidated statements of operations from the date of the increase in ownership stake.

During 1999, the Company acquired a 30% ownership stake in the voting share capital of Collin S.A., France for $68,000. During 1998, the Company acquired a 47.5% ownership stake in the voting share capital of both Promeca S.A., Mexico and Orthofix do Brazil, for $80,000 and $238,000, respectively.

An amount of $475,000 related to marketable equity securities has been included in the consolidated statements of financial position as Securities and Other Investments. These securities made up part of the assets of AME that was acquired in 1995 as described in note 13 to the Consolidated Financial Statements. The original cost of the securities as stated in the books of AME was approximately $100,000. At the time of acquisition, the investment was written down to $0 as part of the Company's fair value exercise as its recoverability was not determinable at the time. Subsequent to this exercise, the company to which the securities related affected a public offering of its shares in the United States. Consequently, the Company in 1999 has accounted for the investment in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The unrealized gain of $292,000 (net of $183,000 in taxes) has been recorded as a component of Shareholders equity.

7        Property, plant and equipment

                                                               December 31
                                                               -----------
(In thousands)                                          1999             1998
-------------------------------------                   ----             ----
Cost
Building                                                $ 2,995      $   3,225
Plant and equipment                                      16,341         10,650
Furniture and fixtures                                    5,147          4,270
                                                       --------       --------

                                                         24,483         18,145

Accumulated depreciation                                 14,915          9,089
                                                       --------      ---------
                                                      $   9,568      $   9,056
                                                         ======         ======


Depreciation expense for 1999, 1998 and 1997 was $3,364,000, $2,972,000 and
$2,691,000 respectively.

                           ORTHOFIX INTERNATIONAL N.V.

8        Patents and other intangible assets

                                                               December 31
                                                               -----------
(In thousands)                                          1999            1998
-------------------------------------                   ----            ----

Cost

Patents                                            $    12,376      $   13,698
Other                                                      498             173
                                                   -----------      ----------

                                                        12,874          13,871

Accumulated amortization

Patents                                                 10,285          11,391
Other                                                      113              32
                                                    ----------      ----------

                                                    $    2,476      $    2,448
                                                    ==========      ==========

During 1998, the Company wrote off a net book value amount of approximately $3.3 million of other intangible assets (see note 2 to the Consolidated Financial Statements).

9        Goodwill

                                                               December 31
                                                               -----------
(In thousands)                                          1999           1998
-------------------------------------                   ----           ----

Cost                                                 $   61,726     $   57,343
Accumulated amortization                                 15,142         12,276
                                                     ----------     ----------

                                                     $   46,584     $   45,067
                                                     ==========     ==========

On April 20, 1999, the Company paid $1.9 million to the shareholders in Novamedix Distribution Limited (NDL) for an additional 10% equity interest, following exercise by such shareholders of their put option over such shares, thereby raising the Company's ownership of NDL from 80% to 90%. In December 1999, the Company acquired the remaining 10% of the issued share capital of NDL for $2 million. These increases in ownership stake resulted in additional goodwill of $3.5 million.

During 1998, the Company wrote down approximately $1.6 million of goodwill related to one of its product lines (see note 2 to the Consolidated Financial Statements).

10       Bank borrowings

                                                             December 31
                                                             -----------
(In thousands)                                          1999             1998
-------------------------------------                   ----             ----

Borrowings under lines of credit                     $  4,349        $   3,073
                                                      =======          =======



Weighted average interest rate at year end:            1999             1998
                                                       ----             ----
                                                           %               %
         Bank borrowings                                4.17            7.84
         Current maturity long-term debt                8.25            7.48

                           ORTHOFIX INTERNATIONAL N.V.

10       Bank borrowings ( continued)

Borrowings under lines of credit consist of borrowings of the Company's Italian subsidiaries. Of the $4.3 million of borrowings under lines of credit, $3.8 million is collateralized by the net assets of Orthofix Srl. The Company had unused available lines of credit of $7.1 million at December 31, 1999 (1998:
$2.8 million). The terms of these lines of credit give the Company the option to borrow amounts in Italy at rates to be determined individually and from time to time with the banks concerned.

11       Other current liabilities

                                                          December 31
                                                          -----------
(In thousands)                                     1999               1998
-------------------------------------              ----               ----

Accrued expenses                                $   4,533          $   5,423
Salaries and related taxes payable                  3,111              2,960
Other payables                                      3,688              2,927
Income taxes payable                                  952              1,492
Deferred income taxes                                  25                 52
                                                ---------          ---------
                                                $  12,309          $  12,854
                                                =========          =========

12       Long-term debt


                                                                        December 31
                                                                        -----------
(In thousands)                                                    1999               1998
-------------------------------------                             ----               ----

Note payable to bank                                          $   8,004          $   3,074

Long-term obligations, net of an unamortized discount of $0   $   1,777              3,285
(1998: $788)

Loan repayable in instalments commencing in 1996
The original interest rate of 2.2% increased to 8.76% in 1996.      118                153
                                                              ---------          ---------
                                                                  9,899              6,512
Less current portion                                             (4,520)            (2,344)
                                                              ---------          ---------
                                                              $   5,379          $   4,168
                                                              =========          =========

Note payable to bank consists of an $10 million credit arrangement in the form of a Term note (the "Term Note"). The Term Note bears interest at either the current prime rate plus 0.75% or the London Inter Bank Offered Rate (LIBOR) plus 1.75%. The Term Note is collateralized by substantially all of the assets of Orthofix Inc. and is guaranteed by the Company.

Borrowings of $8,004,000 and $3,074,000 under the Term Note bearing interest at 7.93% and 6.94% were outstanding as of December 31, 1999 and 1998, respectively. Annual maturities of the Term Note are $4 million, due in quarterly instalments of $1 million. In August 1999, the Working Capital component of the Credit Agreement, having an outstanding balance of $1,500,000, was paid off and canceled as part of an Assignment and Assumption Agreement and Amendment to the Credit Agreement. As of December 31, 1999, there was $0 in borrowings under the Working Capital Facility. The credit arrangement matures on December 31, 2001.

                           ORTHOFIX INTERNATIONAL N.V.

12       Long-term debt (continued)

Certain restrictive covenants pursuant to the note payable to the bank reside at the Company's reporting level, with other restrictive covenants residing with Orthofix Inc. The most restrictive covenant precludes the transfer to the Company from Orthofix Inc. of an amount exceeding 10% of total assets of the Company in any one year or exceeding 25% of total assets of the Company during the period of the Term Note. At December 31, 1999 the amounts were $13.6 million (1998: $12.2 million) and $34.2 million (1998: $30.6 million), respectively.

Long-term obligations include a note for $1.8 million (1998: $2.6 million) issued in connection with the acquisition of Osteogenics in December 1994. These obligations have aggregate annual maturities of approximately $500,000 in 2000 and $500,000 thereafter through 2002 with the balance of $277,000 payable in 2003. The obligations bear interest at 8.23%.

The aggregate maturities of long-term debt for the five years after December 31, 1999 are $4,520,000, $4,517,000, $518,000, $297,000 and $23,000 respectively.
Aggregate maturities of long term debt thereafter is $24,000.

In 1995, the Company issued a loan note in connection with the acquisition of 16% of the share capital of Novamedix Limited for $1,480,000. This loan note was redeemable by December 31, 2010 if not redeemed earlier upon the occurrence of certain conditions and had been discounted at 6.75%. On April 20, 1999 the Company redeemed the loan note in full. The carry value of the loan note at April 20, 1999 prior to repayment was $703,000 net of unamortised discount of $777,000. At December 31, 1998 the carrying value of the loan note was $692,000 net of unamortised discount at $788,000.

13       Acquisition of subsidiaries

Other than the increase in the Company's ownership state in Neomedics as previously mentioned in note 6 to the Consolidated Financial Statements, there were no acquisitions of subsidiaries in either 1999 or 1998.

On August 21, 1995 the Company acquired substantially all the outstanding stock of AME and merged AME into Orthofix Inc. Prior to the merger, Orthofix Inc. had no operating activity. The principal terms of the acquisition included cash payments of approximately $47.5 million and the issuance of approximately 1.95 million shares of the Company's common stock totaling approximately $33.5 million. Additionally, the Merger Agreement provided for contingent payments of an Earnout of up to $6 million and Bonus of up to $12 million to be paid on a pro rata basis to holders of AME stock, or certain other rights to receive AME stock, as of August 21, 1995. The Earnout payments were contingent upon the attainment of certain thresholds by the Company in 1995, 1996 and/or 1997 and were not compensatory in nature. Payment of the Bonus was contingent on the exceeding of certain gross revenue thresholds by the Company in 1995, 1996 and/or 1997. The Earnout and Bonus, if paid, were to be paid in cash, common stock of the Parent or a combination thereof on a Payout Date defined in the Merger Agreement.

On March 4, 1999, the Company announced that the Review Committee established to determine if an Earnout or Bonus is payable under the Agreement and Plan of Merger relating to the acquisition of AME had unanimously determined that an Earnout of $500,000 plus interest of $102,000 from August 21, 1995 should be paid to holders of record of AME common stock and the options and warrants to such stock as of August 21, 1995. Payment was made by the Company on April 5, 1999. The Earnout was satisfied by way of cash ($343,000) and the issuance of treasury shares ($259,000).

In addition, the Review Committee determined that Orthofix will pay the AME Record Holders 12% of the net recovery, if any, received from its judgement against Biomet, EBI and EBI MS up to a maximum of $5,500,000. The total maximum paid under the Review Committee's determination will not exceed $6 million, including the Earnout of $500,000, but excluding interest. An arbitrator acting under the auspices of the American Arbitration Association ("AAA") subsequently entered a Consent Award based on the Review Committee's determination. However, the Company will make no further payments pending the outcome of related litigation. (See note 18 to the Consolidated Financial Statements).

                           ORTHOFIX INTERNATIONAL N.V.

14       Lease commitments

The Company has entered into certain operating leases for facilities and equipment. The primary operating lease is for the Company's facility in Richardson, Texas. The lease has a remaining term of three years and provides renewal options of up to ten additional years. Orthofix Inc. is responsible for insurance, taxes and maintenance for the majority of its leases.

Rent expense under the Company's operating leases for the year ended December 31, 1999, 1998 and 1997 was approximately $2,040,000, $1,631,000 and $1,503,000 respectively. Future minimum lease payments under operating leases as of December 31, 1999 are as follows:

In thousands
------------
2000                                             2,281
2001                                             1,910
2002                                             1,314
2003                                             1,119
2004 and later years                             1,218
                                                 -----

Total                                            7,842
                                                 =====

                           ORTHOFIX INTERNATIONAL N.V.

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

Net sales, operating income, and identifiable assets as of and for the three years ended December 31, 1999 for the operating segments of the Company and its subsidiaries are as follows: -

                                        Net Sales                Operating income/(expense)             Identifiable assets
                                        ---------                --------------------------             -------------------
(In thousands)         1999          1998        1997         1999        1998        1997          1999       1998          1997
--------------         ----          ----        ----         ----        ----        ----          ----       ----          ----
International      $  76,874    $  76,481    $  60,160    $ 18,248    $ 18,780    $ 10,232    $ 100,915    $  89,794    $  74,571

North America      $  62,901    $  53,183       44,155       7,412       1,040       1,034       58,212       48,610       45,412
                   ---------    ---------    ---------    --------    --------    --------    ---------    ---------    ---------

Segment total        139,775      129,664      104,315      25,660      19,820      11,266      159,127      138,404      119,983

Group activities          --           --           --      (2,959)     (3,203)     (2,829)      58,820       61,426       65,272

Intercompany and

investment           (18,491)     (25,599)     (14,352)        515      (4,700)      1,621      (81,225)     (77,430)     (72,307)
eliminations       ---------    ---------    ---------    --------    --------    --------    ---------    ---------    ---------

Total              $ 121,284    $ 104,065    $  89,963    $ 23,216    $ 11,917    $ 10,058    $ 136,722    $ 122,400    $ 112,948
                   =========    =========    =========    ========    ========    ========    =========    =========    =========


                       Depreciation and amortization              Income taxes expense (benefit)          Other income (expense)
                      ------------------------------              ------------------------------          ----------------------

(In thousands)         1999          1998        1997         1999        1998        1997          1999       1998          1997
--------------         ----          ----        ----         ----        ----        ----          ----       ----          ----
International       $ 3,827       $ 3,234    $ 2,933      $  4,297     $ 3,354     $ 4,081       $ (539)      $  (125)     $  (754)

North America         3,006         3,287      3,560         3,617       (667)           -          (37)       (1,186)      (1,204)
                    -------       -------    -------      --------     -------     -------       -------      --------     --------

Total               $ 6,833       $ 6,521    $ 6,493      $  7,914     $ 2,687     $ 4,081       $ (576)      $(1,311)     $(1,958)
                    =======       =======    =======      ========     =======     =======       =======      ========     ========

Geographical information

Analysis of net sales by geographic destination:

(In thousands)             1999                  1998                1997
--------------------       ----                  ----                ----

U.S.                   $ 75,790              $ 63,671            $ 53,607
U.K.                     16,817                15,432              12,450
Italy                    11,134                 9,347               8,951
Others                   17,543                15,615              14,955
                       --------              --------            --------
                       $121,284              $104,065            $ 89,963
                       ========              ========            ========

There are no sales in the Netherlands Antilles.

                           ORTHOFIX INTERNATIONAL N.V.

15       Business segment information (continued)

Geographical information

Analysis of long-lived assets by geographic area:

(In thousands)               1999                 1998              1997
---------------------        ----                 ----              ----

U.S.                     $ 36,238             $ 35,885          $ 42,616
Others                     22,913               21,123            21,869
                         --------             --------          --------
                         $ 59,151             $ 57,008          $ 64,485
                         ========             ========          ========

There are no long-lived assets in the Netherlands Antilles company.

16       Income tax expense

The Company and each of its subsidiaries are taxed at the rates applicable within each respective company's jurisdiction. The composite income tax rate will vary according to the jurisdictions in which profits arise.

                                             Year ended December 31
                                             ----------------------
(In thousands)                        1999            1998             1997
---------------------------           ----            ----             ----

Italy    - Current                 $ 2,850         $ 2,367          $ 3,267
         - Deferred                     21            (72)            (195)
Cyprus   - Current                     323             327              190
         - Deferred                    (4)           (106)                -
U.K.     - Current                   1,101             802              819
U.S.     - Current                   3,882           4,977                -
         - Deferred                  (265)          (5,644)               -
Other    - Current                       6              36                -
                                   -------         -------          -------
                                   $ 7,914         $ 2,687          $ 4,081
                                   =======         =======          =======


Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes.

Income from continuing operations before provision for income taxes consisted of:

                                      Year ended December 31
                                      ----------------------
(In thousands)            1999                1998               1997
----------------------    ----                ----               ----

U.S.                   $ 7,150             $ 7,953            $  (170)
Non U.S.                15,490              10,753              8,270
                       -------             -------            -------
                       $22,640             $18,706            $ 8,100
                       -------             -------            -------

                           ORTHOFIX INTERNATIONAL N.V.

16       Income tax expense (continued)

The tax effects of the significant temporary differences, which comprise the deferred tax liabilities and assets are as follows:

(In thousands)                               1999              1998
---------------------                        ----              ----

Deferred tax liabilities
Goodwill                                 $  (260)           $ (338)
Patents                                     (534)             (586)
Inventories                                 (125)             (154)
Depreciation                                (249)             (149)
Other                                       (620)             (854)
                                        ---------         ---------

                                          (1,788)           (2,081)
                                        ---------         ---------
Deferred tax assets
Compensation                                 309               512
Inventories and related reserves           1,707             1,521
Allowance for doubtful accounts            2,129             1,706
Accrued expenses                               -               238
Restructuring charges                        413               519
Deferred royalties                           934               964
Other                                        118               106
Depreciation                                  66                 -
                                        --------          --------
                                           5,676             5,566
                                     -----------       -----------
                                           3,888       $     3,485
                                     ===========       ===========

The deferred tax provisions in respect of goodwill arise in a foreign subsidiary and relate to tax effects of the amortization of goodwill which is deductible for income tax purposes over a period of five years and which is charged against operating results over a period of twenty years.

At December 31, 1997, the Company had net operating loss carry forwards from its United States operations of approximately $3,142,000, all of which was utilized during 1998. For the year ended December 31, 1998 the Company released its valuation allowance related to the deferred tax asset from operations in the United States. Based on the weight of the positive evidence and the expectation of future taxable income in the United States, the valuation allowance was reversed.

                                                Year ended December 31
                                                ----------------------
(In thousands)                              1999           1998         1997
---------------------------                 ----           ----         ----
Statutory tax:
Italy  (42.3%)                        $    2,827      $   2,787    $   2,867
Cyprus (3.93%)                               319            392          160
U.K.  (31%)*                               1,097            937          675
U.S. (35%)                                 2,582          2,777            -
                                     -----------    -----------   ----------

                                           6,825          6,893        3,702
Goodwill                                     790          2,260            -
Valuation allowance movements                  -        (5,997)            -
Other differences                            299          (469)          379
                                        --------       --------     --------

Income tax expense                      $  7,914       $  2,687     $  4,081
                                          ======         ======       ======

* The statutory tax rate in the UK was reduced from 33% to 31% from March 31, 1997. The income tax expense for UK subsidiaries has been calculated on a weighted average tax rate for the year.

                           ORTHOFIX INTERNATIONAL N.V.

16       Income tax expense (continued)

Income tax charged during the year on inter-group stock profits arising from the sale of inventories from one subsidiary to another and which have not been sold to third parties at the year end has been deferred (written back). In the twelve months ended December 31, 1999, 1998 and 1997, this amounted to $102,000, $625,000, and $(566,000), respectively.

Since the Company plans to continue to finance foreign operations and expansion through reinvestment of undistributed earnings of its foreign subsidiaries (approximately $69.8 million at December 31, 1999), no provision is made for United States or additional foreign taxes on such earnings. When the Company identifies exceptions to the general reinvestment policy, additional taxes are provided.

17       Related Parties

The following related party balances and transactions as of and for the three years ended December 31, 1999, between the Company and affiliated companies, between the Company and other companies in which executive directors have an interest, and between the Company and a principal owner of the Company, are reflected in the consolidated financial statements.

(In thousands)                       1999            1998            1997
--------------                       ----            ----            ----

Revenues                        $     936        $  1,444      $      794
Purchases                       $   9,629        $  8,864      $   10,636
Accounts payable                $     572        $    396      $    1,227
Accounts receivable             $     188        $  1,207      $      206

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

                           ORTHOFIX INTERNATIONAL N.V.

18       Commitments and contingencies (continued)

Litigation

The Company and its subsidiaries are involved in legal proceedings, claims litigation and tax matters arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims litigation and tax matters, if decided adversely, could have a material effect on quarterly or annual operating results or cash flows in a future period. However, in the opinion of management, these matters will not materially affect the Company's consolidated position.

In addition, the Company is subject to certain other contingencies discussed below:

On January 29, 1999, two couples who owned shares of the common stock of American Medical Electronics Inc, ("AME") commenced a civil action against the Company and one of it's subsidiaries and the Review Committee seeking, inter alia, the maximum Earnous and Bonus under the merger agreement. The Company is vigorously defending against that action (see note 13 to the Consolidated Financial Statements).

Novamedix Ltd. ("Novamedix") filed an action on February 21, 1992 against Kinetic Concepts Inc. ("KCI") alleging infringement of the patents relating to Novamedix's A-V Impulse System(R) product, breach of contract, and unfair competition. In this action, trial of which is not expected to begin before the final quarter of 2000, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. On September 9, 1999 the Company announced that Novamedix was successful in its motion to open its suit against KCI.

On November 29, 1995 Inter Medical Supplies Limited filed an action against Biomet Inc. ("Biomet") and against EBI Medical Systems Inc. ("EBI MS") and Electro-Biology Inc. ("EBI"), both subsidiaries of Biomet, alleging breach of contract. Orthofix S.r.l. and Orthofix Inc. also filed an action against Biomet, EBI and EBI MS alleging breach of contract, violations of trade secrets, patent and trademark infringement, fraud and tortuous interference with contract. EBI filed a counterclaim against the Company. On June 2, 1997, the jury in such trial found, among other things, that EBI had breached its distributor agreement with Orthofix S.r.l. and awarded the Company's subsidiaries that were plaintiffs in the action a total of $48,875,399 in compensatory damages and punitive damages in the amount of $100,600,000 plus interest from June 2, 1997. On July 15, 1997, the trial judge rendered a judgment in favor of the Company in the amount of $149,475,399, and subsequently entered into an amended judgment in favor of the Company in the amount of $98,875,397. EBI filed a notice of appeal on September 26, 1997. The appeal was heard on October 29, 1998. On June 28, 1999 the United States Court of Appeals for the Third Circuit unanimously affirmed the district court's decisions on liability and damages. At the same time, the sharply divided court reduced the punitive damages award to $1m. As of December 31, 1999 management are of the opinion that there existed sufficient doubt as to the potential outcome of the EBI case and accordingly had deferred recognition of the gain until such outcome was verified and all avenues of appeal were exhausted (see note 21 to the Consolidated Financial Statements).

Orthofix Inc. is a defendant in a lawsuit brought by AME's former president and chief executive officer (the "Plaintiff") related to the termination of his employment with AME. On May 19, 1997, the jury in such trial found that AME had failed to comply with the employment agreement and awarded damages of $1,479,645 against Orthofix Inc. The jury also found that certain directors of AME had tortiously interfered with the employment agreement and awarded damages of $1,238,179 against the directors. On September 12, 1997, the trial court entered judgment that the Plaintiff recover $679,645 plus prejudgment interest from Orthofix Inc., which has been paid and $1,238,179 plus prejudgment interest from the directors. An appeal of the judgment against the directors is currently pending. The Company believes that any liability resulting from this litigation will have no material adverse effect on the Company's financial condition.

In management's opinion, the Company is not currently involved in any other legal proceeding, individually or in the aggregate, that will have a material effect on the financial position, liquidity or operating results of the Company.

Concentrations of credit risk

                           ORTHOFIX INTERNATIONAL N.V.

18       Commitments and contingencies (continued)

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

19       Pensions and deferred compensation

Orthofix Limited and Intavent Orthofix Limited contribute to defined contribution pension plans for all employees meeting minimum age and service requirements. The companies make contributions to the plans based on annual determinations by the Board of Directors. The companies' expenses for the pension contributions during 1999, 1998 and 1997 were approximately $114,000, $101,000, and $76,000 respectively.

Novamedix Services Limited contributes to defined contribution pension plans for certain employees meeting minimum service requirements. The company makes contributions to the plans based on annual determinations by the Board of Directors. The company's expenses for the pension contributions during 1999, 1998 and 1997 were approximately $50,000, $50,000 and $45,000 respectively.

Orthofix S.r.l. contributes to a defined contribution pension plan for all employees meeting minimum service requirements. The contributions are fixed by statute and are calculated as a percentage of gross annual salary costs. The Company's expenses for these pension contributions were approximately $41,000 during 1999, and $38,000 in both 1998 and 1997.

Orthofix Inc. sponsors a defined contribution benefit plan (the "401(k) Plan") covering substantially all full time employees. The 401(k) Plan allows for participants to contribute up to 15% of their pre-tax compensation, subject to certain limitations, with the Company matching 100% of the first 2% of the employee's base compensation and 50% of the next 4% of the employee's base compensation if contributed to the 401(k) Plan. During the years ended December 31, 1999, 1998 and 1997, expenses incurred relating to the 401(k) Plan, including matching contributions, were approximately $441,000, $438,000 and $338,000 respectively.

Under Italian Law, Orthofix S.r.l. and D.M.O. S.r.l. accrue, on behalf of their employees, deferred compensation which is paid on termination of employment. Each year's provision for deferred compensation is based on a percentage of the employee's current annual remuneration plus an annual charge. Deferred compensation is also accrued for the leaving indemnity payable to agents in case of dismissal which is regulated by a national contract and is equal to approximately 3.5% of total commissions earned from the Company. The Company's expenses for deferred compensation during 1999, 1998 and 1997 were approximately $181,000, $169,000 and $165,000 respectively. Deferred compensation payments of $95,000, $100,000 and $25,000 were made in 1999, 1998 and 1997, respectively.
The year-end balance represents the amount which would be payable if all the employees and agents had terminated employment at that date.

20       Staff and executive share option plans and warrants

At December 31, 1999, the Company had four stock-based compensation plans, which are described below. The Company applies APB 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation charges for stock-based compensation under these four plans been determined consistent with SFAS 123, the Company's net income and net income per common share for the years ended December 31, 1999, 1998 and 1997 would have been equal to the pro forma amounts indicated below:

                           ORTHOFIX INTERNATIONAL N.V.

20       Staff and executive share option plans and warrants (continued)


(In thousands except per share data)               1999         1998       1997
------------------------------------               ----         ----       ----

Net income
         As reported                          $  12,912     $ 14,276    $ 3,069
         Pro forma                            $  11,973     $ 13,560    $ 2,529
Net income per common share - basic
         As reported                            $  0.99       $ 1.10    $  0.24
         Pro forma                              $  0.92       $ 1.05    $  0.20
Net income per common share - diluted
         As reported                            $  0.97       $ 1.07    $  0.23
         Pro forma                              $  0.90       $ 1.02    $  0.19

The fair value of each option under the Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997 respectively: divided yield of 0%, 0% and 0%; expected volatility of 55%, 55% and 45%; risk-free interest rates of 5.76%, 5.00% and 6.32%; and expected lives of 4.50, 4.50 and 4.71 years.

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

Staff  Share Option Plan

The Staff Stock Option Plan ("Staff Plan") is a fixed stock option plan which was adopted in April, 1992. Under the Staff Plan, the Company may grant options to its employees for up to 1,760,000 shares of common stock at the estimated fair market value of such options at the date of grant. Options generally vest based on years of service with all options to be fully vested within five years from date of grant. Options granted under the Staff Plan expire on June 30, 2002 or ten years after date of grant.

AME 1983 and 1990 Plans

Under the terms of the Merger Agreement in which the Company acquired AME, all options for AME common stock still outstanding under the 1983 Plan and the 1990 Plan (hereinafter collectively referred to as the "AME Plan") were assumed at the effective time of the Merger by the Company and are exercisable for common shares in accordance with their terms and after adjustment to reflect the exchange ratio. After such adjustment immediately following the Merger, options granted under the AME Plan totaled 624,794, of which 234,290 remained outstanding. Options granted under the AME Plans expire ten years after date of grant.

AME Warrants

At the time of the merger with AME, warrants to purchase 320,000 shares of AME common stock (the "AME warrants") were outstanding. These were assumed by the Company pursuant to the Merger Agreement. After adjustment to take account of the exchange ratio, 185,592 common stock warrants were outstanding. During 1998, the Company bought back 69,598 warrants from the holders leaving 115,994 warrants exercisable at December 31, 1998 and 1999 at prices ranging from $18.10 to $30.60 per common share and expiring on various dates through December 2003.

                           ORTHOFIX INTERNATIONAL N.V.

20       Staff and executive share option plans and warrants (continued)

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

Summaries of the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997 and changes during the years ended on those dates are presented below:

                                                                 1999                          1998                          1997
                                      ---------------- -------------- -------------- -------------- -------------- --------------

                                                             Weighted                      Weighted                      Weighted
                                                              Average                       Average                       Average
                                                             Exercise                      Exercise                      Exercise
Fixed Options & Warrants                        Shares          Price         Shares          Price         Shares          Price

------------------------------------- ---------------- -------------- -------------- -------------- -------------- --------------

Outstanding at beginning of year             2,957,662       $  13.12      2,926,560       $  12.42      2,758,556       $  12.76

Granted                                        124,750       $  12.90        249,500       $  12.12        374,500           9.71

Exercised                                      (70,200)      $   5.15       (125,550)      $   2.82        (65,629)          4.69

Forfeited                                      (12,750)      $   9.87        (92,848)      $  11.73       (140,867)         18.25
                                              --------       --------      ---------       --------      ---------       --------

Outstanding at end of year                   2,999,462        $ 13.30      2,957,662       $  13.12      2,926,560       $  12.42
                                           ===========       ========      =========       ========      =========       ========

Options exercisable at end of year           1,496,612                     1,450,712                     1,387,618


Weighted average fair value of
options granted during the year                $  6.47                       $  6.06                       $  3.83
at market value


Weighted average fair value of
options granted during the year in                   -                         $1.27                       $  2.48
excess of market values


                           ORTHOFIX INTERNATIONAL N.V.

20       Staff and executive share option plans and warrants (continued)



                              Outstanding and exercisable by price range as of 31/12/99
----------------------------------------------------------------------------------------------------------------------

                                    Options Outstanding                                                   Options Exercisable
------------------------- ---------------------------------------- ---  ------------- ------  -------------------------------

                 Range of              Number              Weighted           Weighted                  Number         Weighted
                 Exercise      Outstanding at               Average            Average             Exercisable          Average
                   Prices            31/12/99             Remaining           Exercise             at 31/12/99         Exercise
                                                   Contractual Life              Price                                    Price
------------------------- ------------------- --------------------- ---- ------------- ------- --------------- ----------------

        $1.430 - $  8.500             396,200                  5.31              $6.24                 223,350            $4.86
         $9.060 - $14.188             484,900                  6.50             $11.44                 170,401           $10.58
        $14.400 - $14.400           1,945,000                  4.31             $14.40                 954,500           $14.40
        $14.440 - $30.610             173,362                  3.83             $23.01                 148,361           $24.38
                                     --------              --------           --------                --------         --------

         $1.430 - $30.610           2,999,462                  4.77             $13.34               1,496,612           $13.53
                                    =========                ======           ========               =========         ========

21       Subsequent events

Settlement of EBI lawsuit:

On January 10, 2000 the United States Supreme Court declined to review the Third Circuit's decision referred to in note 18 of the Consolidated Financial Statements. As a direct result of the Supreme Court's order and the satisfaction of the judgement, the litigation was settled in the Company's 2000 fiscal year. On January 21, 2000 EBI wired $64,174,752 to satisfy the judgement in favour of the Company. The net gain of approximately $38 million before tax is to be recorded in the Company's first quarter 2000 results.

New lease commitment:

On February 24, 2000 the Company entered into an operating lease for a new manufacturing facility to be used in its US operations. The lease begins on January 1, 2001 and expires in December 2010. Annual minimum lease payments under the new lease agreement are $746,000, $870,000, and $882,000 in the years 2001, 2002 and 2003, and $6,844,000 thereafter.

                           ORTHOFIX INTERNATIONAL N.V.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON

                          FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders
Orthofix International N.V.:



Our audits of the consolidated financial statements referred to in our report dated April 20, 2000 appearing on page F-2 of the Form 20F of Orthofix International N.V. also included an audit of the financial statement schedules listed in the index on pages S-1 to S-5 of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.





London, England
April 20, 2000

                           ORTHOFIX INTERNATIONAL N.V.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Orthofix International N.V. ("the Company") holds an investment in a wholly owned subsidiary, Orthofix Inc. and its subsidiaries. In accordance with rule 12-04 of Regulation S-X, the following condensed financial information has been presented as the restricted net assets of Orthofix Inc. and its subsidiaries exceed 25% of the condensed net assets of the Company. Refer to note 12 of the Company's consolidated financial statements for disclosure of the long-term debt obligations and related covenants which restrict the net assets of Orthofix Inc. and its subsidiaries.

                         Orthofix Inc. and Subsidiaries
                            Condensed Balance Sheets
                           December 31, 1999 and 1998

                                                                                               December 31
                                                                                               -----------
(In thousands)                                                                            1999                1998
---------------------                                                                     ----                ----

ASSETS
Current Assets:
         Cash and cash equivalents                                                      $    885            $  2,069
              Restricted cash                                                                880                 839
         Accounts receivable, (net of allowance for doubtful
         accounts of $5,711 and $4,432 respectively)                                      17,140              11,215
         Inventory (1)                                                                    13,625              15,283
         Deferred income taxes receivable and other current assets                         4,781               3,536
                                                                                         -------              ------

                  Total current assets                                                    37,311              32,942

Securities and other investments                                                             475                 119
Fixed assets and intangibles (net of accumulated depreciation and
amortization of $7,754 and $5,692 respectively)                                            4,848               4,329
Goodwill (net of accumulated amortization of $7,981 and $6,064
respectively)                                                                             30,915              31,437
Deferred tax asset                                                                         1,819               1,789
                                                                                        --------             -------

                  Total assets                                                           $75,368             $70,616
                                                                                         =======             =======

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
         Accounts payable                                                              $   1,324            $    580
         Accounts payable - intercompany                                                  12,535              16,781
         Accrued expenses                                                                  6,347               6,307
              Current portion of long-term debt (2)                                        4,504               2,328
         Other current liabilities                                                           459                 147
                                                                                        --------             -------

                  Total current liabilities                                               25,169              26,143

         Long term debt (2)                                                                5,277               3,315
         Other long term liabilities                                                       3,751               3,661
         Loan note payable - intercompany                                                  4,402               5,155
                                                                                         -------             -------
Total liabilities                                                                         38,599              38,274
                                                                                          ------             -------
Shareholder's equity

         Additional capital in excess of par                                              59,133              58,531
         Accumulated deficit                                                             (22,656)            (26,189)
         Accumulated other comprehensive income net of tax                                   292                   -
                                                                                        --------            --------
                  Total shareholders' equity                                              36,769              32,342
                                                                                          ------            --------

                  Total liabilities and shareholder's equity                             $75,368             $70,616
                                                                                         =======             =======


                           ORTHOFIX INTERNATIONAL N.V.

                         Orthofix Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets
                           December 31, 1999 and 1998

(In thousands)
----------------------------
                                                               December 31
                                                               -----------
(1)  Inventory                                              1999         1998
                                                            ----         ----
Raw materials                                         $    1,028   $    1,458
Work-in-progress                                             222          332
Finished goods                                             6,632        8,739
Field inventory                                           10,063        8,687
Less reserve for refurbishment and obsolescence          (4,320)      (3,933)
                                                         -------      -------
                                                       $  13,625    $  15,283
                                                       =========    =========


The inventory of Orthofix Inc. includes intercompany profits of $8,772,000 and $9,844,000 for December 31, 1999 and 1998 respectively.




(In thousands)
----------------------
                                                  December 31
                                                  -----------
(2)  Long-term debt - five year maturity                1999
                                                        ----

2000                                               $   4,504
2001                                                   4,500
2002                                                     500
2003                                                     277
                                                   ---------
                                                   $   9,781
                                                   =========

There are no long term obligations that mature beyond 2003.

                           ORTHOFIX INTERNATIONAL N.V.

                         Orthofix Inc. and Subsidiaries
                    Condensed Consolidated Income Statements
               for the year ended December 31, 1999, 1998 and 1997




(In thousands)                                  1999       1998        1997
--------------                                  ----       ----        ----

Net sales                                    $62,901    $53,183     $44,161
Cost of sales                                 17,836     14,861      12,555
                                              ------     ------      ------
                                              45,065     38,322      31,606

Selling, general and administrative expense   31,059     27,289      23,810
Research and development expense               3,813      3,261       2,177
Depreciation and amortization expense          3,006      3,287       3,560
                                               -----      -----       -----

Operating income                               7,187      4,485       2,059

Other expense                                   (37)    (1,186)     (1,204)
One-time gain (charges)                            -      4,654     (1,025)
                                            --------      -----     -------
Net income (loss) before taxes                 7,150      7,953       (170)
Income tax (expense) benefit                 (3,617)        667           0
                                              -----      ------    --------
Net income ( loss )                          $ 3,533    $ 8,620     $ (170)
                                             =======    =======     =======



                         Orthofix Inc. and Subsidiaries
                        Condensed Consolidated Statements
                             of Comprehensive Income
               for the year ended December 31, 1999, 1998 and 1997


(In thousands)                                        1999      1998      1997
--------------                                        ----      ----      ----

Net income (loss)                                   $3,533    $8,620    $(170)
Other comprehensive income, net of tax:
         Unrealised holding gains on securities
         arising during the period (net
         of tax expense of $183 in 1999)               292        -         -
                                                  --------   -------   ------
Total comprehensive income (loss)                  $ 3,825   $ 8,620   $ (170)
                                                   =======   =======   =======

                           ORTHOFIX INTERNATIONAL N.V.

                         Orthofix Inc. and Subsidiaries
       Condensed Consolidated Statements of changes in Financial Position for the year ended December 31, 1999, 1998 and 1997





(In thousands)                                          1999     1998     1997
--------------                                          ----     ----     ----

Funds (used in) provided by:
         operations                                 $ (2,026)   $(799)  $2,000
Investing activities:
Cash paid for equity method investments                          (119)       -
Cash paid for acquisition                               (700)       -        -
Purchase of furniture and equipment                   (2,185)  (2,015)  (1,428)
Purchase of intangibles                                 (370)       -      (76)
Proceeds from sale of assets                               -        -       44
Proceeds from sale of product
   license, net of expenses of $450                        -   12,200        -
                                                   ---------   ------  -------
Net cash (used in) provided by investing activities   (3,255)  10,066   (1,460)

Financing activities:
Other                                                    (41)     (59)     182
Repayments of bank  note                              (5,862)  (8,437)  (3,537)
Borrowings                                            10,000      500    2,000
                                                      ------   ------  -------

Net cash provided by (used in) financing activities    4,097   (7,996)  (1,355)
                                                     -------   ------  -------

(Decrease) increase in cash and cash equivalents      (1,184)   1,271     (815)

Cash and cash equivalents at beginning of period       2,069      798    1,613
                                                      ------   ------  -------

Cash and cash equivalents at end of period            $  885   $2,069   $  798
                                                    ========   ======  =======

                           ORTHOFIX INTERNATIONAL N.V.

                 SCHEDULE 2 - VALUATION AND QUALIFYING ACCOUNTS
              For the years ended December 31, 1999, 1998 and 1997


In thousands                                                    Additions
-------------                                          ----------------------------

Provisions from assets to which          Balance at       Charged to        Charged to
they apply:                               beginning         cost and             other       Deductions/        Balance at
                                            of year         expenses          accounts         Other (1)       end of year
                                            -------         --------          --------         ---------       -----------

1999
----
Allowance for doubtful debts                  4,912            3,227               121           (2,084)             6,176
Inventory provisions                          1,477              124                 -             (111)             1,490
Provisions for deferred
compensation                                    850              172                 -             (205)               817
Restructuring provisions                      1,641                -                 -             (532)             1,109

1998
----
Allowance for doubtful debts                  4,199            2,839               276           (2,402)             4,912
Inventory provisions                          5,427                -                 -           (3,950)             1,477
Provisions for deferred                         724              169                 -              (43)               850
compensation
Restructuring provisions                      1,852                -                 -             (211)             1,641
Valuation allowance                           5,997                -                 -           (5,997)                 -

1997
----
Allowance for doubtful debts                  4,110            2,336               502           (2,749)             4,199
Inventory provisions                          8,741                -                 -           (3,314)             5,427
Provisions for deferred                         686              165                 -             (127)               724
compensation
Restructuring provisions                      1,817            1,175                 -           (1,140)             1,852
Valuation allowance                           6,449                -                 -             (452)             5,997


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

                                        ORTHOFIX INTERNATIONAL N.V.



                                        By: /s/ PETER CLARKE
                                            -----------------------------
                                            Name:  Peter Clarke
                                            Title: Executive Vice President,
                                                   Chief Financial Officer,
                                                   Secretary and Director

Date:    May 19, 2000