Form 20-F
period 2000-12-31
ORTHOFIX INTERNATIONAL N V
filed 2001-07-13
CIK 884624

As filed with the Securities and Exchange Commission on June 29, 2001.
================================================================================

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

      For the fiscal year ended December 31, 2000
                                       or
|_| Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

         Common Shares, US$0.10 par value per Share...........13,206,297

                             -----------------------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days:   Yes X   No
                                               ---    ---

         Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item 17     Item 18 X
                                     ---         ---
================================================================================

                                TABLE OF CONTENTS

                                                                            Page

INTRODUCTION...................................................................3


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................3
ITEM 3.  KEY INFORMATION.......................................................3
         3.A      Selected Financial Data......................................3
         3.B      Capitalization and Indebtedness..............................4
         3.C      Reasons for the Offer and Use of Proceeds....................4
         3.D      Risk Factors.................................................4
ITEM 4.  INFORMATION ON THE COMPANY............................................7
         4.A      History and Development......................................7
         4.B      Business Overview............................................8
         4.C      Organizational Structure....................................18
         4.D      Property, Plants and Equipment..............................18
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................19
         5.A      Operating Results...........................................19
         5.B      Liquidity and Capital Resources.............................21
         5.C      Research and Development, Patents and Licenses..............22
         5.D      Trend Information...........................................22
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................23
         6.A      Directors and Senior Management.............................23
         6.B      Compensation................................................24
         6.C      Board Practices.............................................26
         6.D      Employees...................................................26
         6.E      Share Ownership.............................................27
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................27
         7.A      Major Shareholders..........................................27
         7.B      Related Party Transactions..................................27
         7.C      Interests of Experts and Counsel............................28
ITEM 8.  FINANCIAL INFORMATION................................................28
         8.A      Consolidated Statements and Other Financial Information.....28
         8.B      Significant Changes.........................................30
ITEM 9.  THE OFFER AND LISTING................................................30
         9.A      Offer and Listing Details...................................30
         9.B      Plan of Distribution........................................30
         9.C      Market......................................................31
         9.D      Selling Shareholders........................................31
         9.E      Dilution....................................................31
         9.F      Expenses of the Issue.......................................31
ITEM 10. ADDITIONAL INFORMATION...............................................31
         10.A     Share Capital...............................................31
         10.B     Memorandum and Articles of Association......................31
         10.C     Material Contracts..........................................32
         10.D     Exchange Controls...........................................32
         10.E     Taxation....................................................32
         10.F     Dividends and Paying Agents.................................33
         10.G     Statement by Experts........................................33
         10.H     Documents on Display........................................33
         10.I     Subsidiary Information......................................33
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........33
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............33
                                    PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................33

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................33
ITEM 15. [RESERVED]...........................................................33
ITEM 16. [RESERVED]...........................................................33
                                    PART III
ITEM 17. FINANCIAL STATEMENTS.................................................33
ITEM 18. FINANCIAL STATEMENTS.................................................34
ITEM 19. EXHIBITS.............................................................34

                                  INTRODUCTION


                  In this Annual Report on Form 20-F for the fiscal year ended December 31, 2000, all references to "the Company," "Orthofix," "we" and "our" include Orthofix International and our subsidiaries and affiliates, unless the context otherwise requires.

                  We publish our consolidated financial statements in United States dollars. In this Annual Report, references to "United States dollars," "dollars," "US$" or "$" are to United States currency.

                               -----------------

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

3.A      Selected Financial Data

                  The following selected consolidated financial data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from our audited Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent auditors. The financial data for the years ended December 31, 2000, 1999 and 1998 and at December 31, 2000, 1999 and 1998 should be read in conjunction with, and are qualified in their entirety by reference to, "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 20-F. Our Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

                                                                      Year ended December 31,
                                                                      -----------------------
                                                           2000        1999        1998         1997         1996
                                                           ----        ----        ----         ----         ----
                                                    (In US$ thousands, except margin, share and per share data)
Consolidated operating results
Net sales.........................................      131,782     121,284      104,065       89,963      77,221
Gross profit......................................       95,993      87,733       74,572       64,597      53,770
Gross profit margin...............................          73%         72%          72%          72%         70%
Total operating income (expense) (1), (2), (3)
 and (4)..........................................       22,725      23,216       11,917       10,058       4,530
Net income (loss).................................       44,816      12,912       14,276        3,069        (475)
Net income (loss) per Common Share (diluted)......         3.20        0.97         1.07         0.23      (0.04)
Net income per Common Share (diluted) (before
non-recurring items)..............................         1.21        0.97         0.71         0.28        0.13

Consolidated financial position
(at year-end)

Total assets .....................................      189,499     136,722      122,400      112,948     113,057
Total debt........................................       10,818      14,248        9,585       20,298      21,495
Shareholders' equity..............................      132,988      89,570       78,736       65,148      63,910
Weighted average number of
 Common Shares outstanding (diluted)..............   13,986,098  13,364,127   13,291,988   13,211,397  12,673,319

---------------

(1) Operating income for 1996 is after restructuring charges of $2,211,000. See note 2 to the Consolidated Financial Statements.
(2) Operating income for 1997 is after restructuring charges of $1,010,000. See note 2 to the Consolidated Financial Statements.
(3) Operating income for 1998 is after provision for impairment of long-held assets of $3,295,000. See note 2 to the Consolidated Financial Statements.
(4) Operating income for 2000, 1999 and 1998 is after provision for litigation expenses of $2,182,000, $862,000 and $369,000, respectively.

Dividends

                  We have never paid dividends to holders of our Common Shares. We currently intend to retain all of our consolidated earnings to finance the continued growth of our business and have no present intention to pay dividends.

                  In the event that we decide to pay a dividend to shareholders with dividends received from our subsidiaries, we would, based on prevailing rates of taxation, be required to pay additional withholding and income tax at a combined rate of approximately 10% on such amount.

3.B      Capitalization and Indebtedness

         Not applicable.

3.C      Reasons for the Offer and Use of Proceeds

         Not applicable.

3.D      Risk Factors

Patents, Trade Secrets and Licenses

                  We rely on a combination of patents, trade secrets, license agreements and non-disclosure agreements to protect our proprietary intellectual property. See "Item 4.B Business Overview -- Patents, Trade Secrets and Licenses." There can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage. Third parties might also obtain patents that would require licensing by us for the conduct of our business.

                  We rely on confidentiality agreements with certain employees, consultants and other parties, to protect, in part, trade secrets and other proprietary technology that we seek to protect. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, that third parties will not otherwise gain access to our trade secrets and proprietary knowledge, or that we can meaningfully protect our rights in patented proprietary technology.

Litigation

                  The medical device market is characterized by substantial litigation regarding patent and other intellectual property rights. We do not believe that any of our products infringe on any existing patents but there can be no assurance that we have identified all patents that pose a risk of infringement. See "Item 8.A.7 Legal Proceedings."

                  Litigation, which could result in substantial costs to and diversion of effort by our management, may be necessary to enforce patents issued to us, to protect trade secrets or techniques owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the patents or other proprietary rights of other entities. The resolution of these claims generally involves complex legal and factual questions and the outcome is highly uncertain. Adverse determinations in any litigation could have a material adverse effect on our business, financial condition and results of operations.

Third Party Payors

                  Our products are sold either directly or to our independent distributors and purchased by hospitals, doctors and other health care providers worldwide, who together with us may be reimbursed for the health care services provided to their patients by third party payors, such as government programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs. Third party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods as determined by such third party payor, was investigational or was used for an unapproved indication. Also, third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that our products will be considered cost-effective by third party payors, that reimbursement will be available or, if available, that the third party payors' reimbursement policies will not adversely affect our ability to sell our products profitably. Although we and, to our knowledge, our distributors have not experienced a significant reimbursement problem to date, there can be no assurance that we or they will not do so in the future.

                  Our products are sold in many countries with publicly funded healthcare systems. The ability of hospitals supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Any increase in such constraints may have a material adverse effect on our sales.

Government Regulation

                  The medical devices we manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. "Item 4.B Business Overview - Government Regulation." The process of obtaining regulatory approvals to market a medical device can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. Our ability to operate profitably depends in part upon us and our distributors to obtain and maintain all necessary certificates, permits, approvals and clearances from U.S. and foreign regulatory authorities and operating in compliance with applicable regulations. The regulatory process may delay the marketing of new products for lengthy periods and impose substantial additional costs if the FDA lengthens review times for new devices. Moreover, we cannot predict whether U.S. or foreign government regulations that may have a material adverse effect on us may be imposed in the future.

                  While we believe that we have obtained all necessary clearances and certifications for the manufacture and sale of our products and that we are in material compliance with applicable FDA and other U.S. and foreign material regulatory requirements, there can be no assurance that we will be able to continue such compliance. If the FDA or other U.S. or foreign regulatory authority came to believe that we were not in compliance with applicable law or regulations, it could institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against us, our officers or our employees and could recommend criminal prosecution. Any such consequences could have a material adverse affect on our business, financial condition or results of operations.

Product Liability and Insurance

                  We are subject to an inherent risk of product liability and other liability claims. We maintain product liability insurance coverage in amounts and scope that management believes is adequate. There can be no assurance, however, that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, or at all. Although we have not experienced any material product liability claims to date, a substantial product liability claim in the future could have a material adverse effect on us.

Potential Technological Obsolescence

                  New technologies and products in the orthopedic device industry are regularly introduced into the market. We believe that the evolution of technologically advanced products will continue for the foreseeable future. We are not, however, currently aware of any technological advances by our competitors that could be expected to have a material adverse effect on our business.

Highly Competitive Industry

                  We compete with a large number of companies, many of which have significantly greater financial, manufacturing, marketing, distribution and technical resources than we do. See "Item 4.B Business Overview - Competition."

Dependence on Key Personnel

                  We are dependent upon the services of our executive officers for the management of our operations and the implementation of our business strategy. The loss of one or more key executive officers could have a material adverse effect upon our operations and development. We have not purchased key-man life insurance for any of our executive officers.

Independent Distributors; Possible Adverse Effects Caused by Termination of Distribution Agreements

                  We sell our products in certain countries through independent distributors. Each distributor has the exclusive right to sell our products in its territory. Our distributors are generally prohibited from selling any products which compete with ours. While we believe that our relationships with our distributors are generally satisfactory and mutually beneficial, any termination of our existing distribution agreements could have an adverse effect on our business until alternative distribution arrangements are put in place.

Potential Material Adverse Effect of Exchange Rate Fluctuations

                  We generate sales and incur expenses in a number of currencies. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Due to the number of currencies involved, the constantly changing currency exposures, the fact that all foreign currencies do not react in the same manner against the U.S. dollar and the complexity of intercompany relationships, we cannot quantify, in any meaningful way, the effect of exchange rate fluctuations upon our future income. Although we seek to manage our foreign currency exposure by matching non-dollar revenues and expenses, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on our operations in the future. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Potential Challenges Regarding International Tax Compliance

                  We have subsidiaries in several countries. See "Item 4.C Organizational Structure." Certain of our subsidiaries sell products directly to other Orthofix subsidiaries. In addition, certain subsidiaries provide marketing and support services to other Orthofix companies. These intercompany sales and support services involve subsidiaries operating in jurisdictions with differing tax rates. While we believe we have paid all required income taxes and that we are in compliance with all applicable income tax laws of the jurisdictions in which we conduct activities, there can be no assurance that the tax authorities in such jurisdictions will not challenge our treatment of such intercompany transactions under the residency criteria, transfer pricing provisions or any other aspects of their respective tax laws.

Consequences of Netherlands Antilles Incorporation and Foreign Operations

                  Our corporate affairs are governed by our Articles of Incorporation and the corporate law of the Netherlands Antilles (Articles 33-115 of the Commercial Code of the Netherlands Antilles, or
         CLNA). Although some of the provisions of the CLNA resemble some of the provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if Orthofix were incorporated in a jurisdiction within the United States. There is no statutory right of appraisal under Netherlands Antilles law nor is there a right for shareholders of a Netherlands Antilles corporation to sue a corporation derivatively. We have been advised by Netherlands Antilles Counsel that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the U.S. federal securities laws.

Economic and Monetary Union in the European Union

                  Our European companies, including those in the United Kingdom, made preparations for the introduction of a single currency, the Euro, in certain Member States of the EU in 1999. Preparations include upgrading information systems, where necessary, and training staff to handle Euro-denominated transactions, including dual currency transactions during the transition period between the commencement of economic and monetary union in 1999 and the first issue of Euro notes and coins in 2002. We do not expect that, in the short term, the introduction of the Euro will have a material adverse effect on our financial condition or results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A      History and Development

                  Orthofix International N.V. was incorporated as a limited liability company under the laws of the Netherlands Antilles on October 19, 1987. Our principal executive offices are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles. Our telephone number is +599-9-465-8525. Our agent for service of process in the United States is Orthofix Inc. Their address is The Storrs Building, Suite 250, 10115 Kincey Avenue, Huntersville Business Park, Huntersville, NC 28078 and their phone number is +1 (704) 948-2611.

Important Events in 2000

                  On December 15, 2000, we terminated our distribution agreement with Sulzer Inc. for Germany, Belgium, Austria and Switzerland and signaled our intention of setting up direct operations in these countries from January 1, 2001.

                  On October 26, 2000, we announced that Charlie Federico, President of Orthofix Inc., would succeed Edgar Wallner as President and CEO of the Orthofix Group with effect from January 1, 2001. Edgar Wallner would succeed Peter Hewett as Executive Deputy Chairman from that date, with the latter continuing to serve as an Executive Director.

                  On August 28, 2000, we announced the acquisition of all of the assets of privately held Kinesis Medical Inc. of Bloomington, Minnesota, for approximately $7.3 million, of which $625,000 related to accrued integration costs, $343,000 related to conversion of outstanding stock options and warrants, with the balance consisting of cash. The transaction closed on August 31, 2000. Kinesis Medical's patented product, Orthotrac(TM) is a lightweight vest which, upon manual pneumatic activation, acts as an ambulatory lumbar traction system, effectively off-loading the lower back discs. Additionally, we announced that we would acquire a 10% equity interest in privately held OPED, AG, based in Switzerland, for $2.5 million in cash. The transaction closed on December 15, 2000. The agreement with OPED includes the exclusive right to distribute OPED's products in the United States. OPED's Vacoped(TM) device is an advanced bracing method for fracture and tendon management, which utilizes a patented vacuum technology.

                  In May 2000, we sponsored the Third Riva Conference, which was attended by 973 delegates from 28 countries and during which 211 papers were presented by surgeons, including key papers on future Orthofix products such as the Internal Limb Lengthener, the Trauma Jet Wound Debridement System, a new device for arthritis of the knee and new applications for electrical stimulation.

                  On April 17, 2000, we announced that HydroCision Inc. had received FDA clearance to market its novel and proprietary fluidjet-based wound debridement system, a device for which we serve as exclusive worldwide marketer under the product name Trauma Jet(TM).

                  On March 23, 2000, we announced that we received FDA approval to use patient registry data involving 729 patients to make claims about the efficacy of Physio-Stim, a bone-growth stimulator. We found that the data indicates that while none of the 729 patients' fractures healed on their own within 60 days to a year of the break, classifying them as "nonunion" fractures under FDA guidelines, 85% of the patients healed using Physio-Stim.

                  On January 10, 2000, following a ruling of the United States Supreme Court, an award of $64 million was confirmed in our favor in our suit against Biomet, Inc. After deducting contingent legal fees and reserving for expenses relating to the case, we received a net gain of approximately $38 million before income taxes on January 21, 2000. See "Item 8.A.7 Legal Proceedings."

Capital Expenditures

                  In 1998, 1999 and 2000, we invested $3.4 million, $5.4 million and $4.7 million, respectively, on capital expenditures, principally computer software and hardware, working assets, patents and plant and equipment. We currently plan to invest approximately $4.6 in 2001, $2.8 million and $1.8 million in the North American and International Divisions, respectively, to support the anticipated expansion of the business.

4.B      Business Overview

General

                  Our business is the design, development, manufacture, marketing and distribution of medical equipment, principally for the orthopedic market. Our main products are external and internal fixation devices used in fracture treatment, limb lengthening and bone reconstruction, and pulsed electromagnetic frequency products used for the non-invasive healing enhancement of spinal fusions and recalcitrant bone fractures. Other orthopedic products that we produce include devices for the removal of cement in hip revision procedures, the ultrasonic treatment of musculo-skeletal pain, bracing products and an oral-maxillofacial bone substitution compound. We also produce a device for enhancing venous circulation.

                  We are registered in the Netherlands Antilles and have manufacturing facilities in the United States, the United Kingdom, Italy and the Seychelles. Products are distributed in the United States, the United Kingdom, Italy, Germany, Switzerland, Austria, France, Belgium and Brazil through our subsidiary companies and an affiliate in Mexico. Elsewhere, distribution is through independent distributors.

                  See "Item 4.C Organizational Structure" for a description of our significant subsidiaries.

Products

                  We have four groups of products: Orthopedic Products, Stimulation Products, Vascular Therapy Products and Other Products, which are designed, manufactured and marketed under the following trade names:

         Product                          Primary Application
         -------                          -------------------
         Orthopedic Products
         Orthofix                         external fixation
         Orthofix                         internal fixation
         Osteogenics BoneSource           bone substitute material (hydroxyapatite cement)
         OSCAR                            ultrasonic hip revision bone cement removal
         EZ Brace                         rigid external brace for spine stabilization
         Orthotrac                        pneumatic ambulatory lumbar traction system
         Vacoped                          advanced bracing fitted for fracture and tendon repair
         Trauma Jet                       wound debridement system
         Cemex                            bone cement
         SEM Prosthetic Devices           prostheses

         Stimulation Products
         Spinal-Stim                      non-invasive spinal fusion stimulation
         Physio-Stim                      non-invasive electrical bone growth stimulation

         Vascular Therapy Products
         A-V Impulse System               enhancement of venous circulation

         Other Products
         Phys-Assist and DuoSon           ultrasonic treatment of musculo-skeletal pain
         Ortho Rx                         supplier of DME equipment to patients of orthopedic
                                          physicians
         Laryngeal Mask                   maintenance of airway during anesthesia

                  We have proprietary rights over all the above products with the exception of the Laryngeal Mask, Cemex, SEM Prosthetic Devices, Vacoped and Trauma Jet. We have the exclusive distribution rights for the Laryngeal Mask, Cemex bone cement and the SEM range of prosthetic devices in Italy, for the Laryngeal Mask in the United Kingdom, for the Vacoped bracing in the United States and for the Trauma Jet Wound Debridement System worldwide.

Orthopedic Products

                  Orthopedic Products revenues represented 32% of revenues in 2000.

The Orthofix

                  For a fracture to heal properly, without misalignment or rotation, the bone must be set and fixed in the correct position. The bone must be kept stable, but not absolutely rigid, in order to alleviate pain, maintain the correct alignment and allow coagulation to produce bone cells that initiate callus formation. Fractures also benefit from intermittent micro movement and weight-bearing at the appropriate time in the healing cycle, which further stimulate callus formation.

Therapeutic Alternatives in Fracture Treatment

                  In most fracture cases, physicians use the simplest available non-surgical procedure, casting. We believe, however, that approximately 15-20% of all fractures require surgical intervention, the most common forms of which (in order of frequency of usage) are:

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

                  We initially focused on the production of external fixation equipment and the establishment of the Orthofix Dynamic Axial Fixator and Orthofix Modulsystem, or the Orthofix, as leading international external fixation brands. The Orthofix is now marketed in over 80 countries worldwide. Since 1995, we have manufactured and marketed the ProCallus external fixator, a new generation alternative to our previous fixator model, which has certain advantages over its predecessor. Most significantly, the device incorporates an actuator that allows the application of micromotion at a very early stage after fixation. Early application of micromotion has been found to be more beneficial than waiting until later in the healing cycle. We also manufacture and market the Fragment Fixation System, a percutaneous implant for fixing small fragments, usually used for the treatment of fractures near to the joint.

                  A new fixator for pelvic fractures offering the significant advantages of much easier and quicker application in emergency rooms was launched during 1997. Pelvic fractures most typically occur as a result of road traffic accidents.

                  We also launched a new elbow fixator during 1997. This fixator addresses significant difficulties in the treatment of elbow fractures by permitting early mobilization of the elbow while fixing the fracture itself. The new elbow fixator also has applications in the treatment of stiff elbows. Both the pelvic and elbow fixators have been well received by the market.

                  Our Hybrid External Fixation system, enhanced by the launch of the Sheffield System in July 1999, has made significant sales progress. A Hybrid Frame combines "traditional" screw fixation at one end of the fixator with crossed wires mounted on a ring component at the other end. Fixation by crossed wires appears to be more reliable than by traditional screws in cancellous bone (which is found at the ends of long bones, adjacent to joints) and in osteoporotic bone. The Orthofix Hybrid System requires less inventory than comparable ring fixators.

                  We have also developed and currently market an intramedullary nailing system for fractures of the tibia and the femur. We believe that the Orthofix Nailing System incorporates certain significant advantages over other nailing products currently available on the market. Most importantly, and in contrast with all other locked nails currently on the market, the distal locking screws in the Orthofix Nailing System can be inserted mechanically and without the need for an image intensifier, resulting in a simpler operative technique. Moreover, the locking screws, which form part of the Orthofix Nailing System, provide significantly higher fatigue resistance than similar competing products with the benefit to patients of reduced implant failure rates. The tibial and femoral nails are available worldwide except in the United States.

                  A radiolucent wrist fixator was introduced into the U.S. market in 1998, where it has been enthusiastically received. This fixator allows the X ray beam to traverse through it, thereby providing the surgeon with significantly improved X ray vision of the adjacent bone and fracture. This fixator has subsequently been launched in certain other international markets, where it has been well received, particularly in Japan.

                  During the first quarter of 1999, we introduced a radiolucent ankle fixator into the U.S. market. It too was met with enthusiastic response. The radiolucent ankle fixator has subsequently been introduced to certain international markets. Both the radiolucent wrist and ankle fixator are sterile-kit packaged with all of the instruments for surgical use.

                  We have developed a new range of bone screws covered with Hydroxyapatite, or HA, which we launched during the second quarter of 1999. Due to the "biologic" fixation provided by these screws in bone, the incidence of superficial inflammation of soft tissue caused by the present generation of screws is expected to be reduced or eliminated by the application of these screws. This benefit is perceived to be significant particularly, although not exclusively, for cases involving limb lengthening and correction of limb deformities where the external fixator is applied to the bone for an extended period.

Osteogenics BoneSource

                  General. Osteogenics holds an exclusive license from the American Dental Association Health Foundation, or ADAHF, for technology for patented hydroxyapatite cement, or HA Cement or Osteogenics BoneSource, formulations. The patented Osteogenics technology combines calcium-phosphate salts with water to produce a bone substitute formation that converts to hydroxyapatite, a mineral component of bone, and promotes new bone growth. The license covers know-how, two U.S. patents, applications for patents in the United States and various foreign countries and future technology developments, whether or not patented, that are hydroxyapatite cement-related. The license is subject to the rights of the U.S. Government under law to use the subject matter of the licensed patents for governmental purposes.

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

                  On April 22, 1998, Osteogenics and Orthofix Inc. entered into agreements to sell a license for the Osteogenics BoneSource technology to Stryker. Pursuant to the agreements, we will continue to supply BoneSource to Stryker while Stryker has the right to pursue developmental work relating to, market, and pursue regulatory approvals for, BoneSource. For the period of two years from the date of the agreements, we held the exclusive right to supply BoneSource to Stryker. Currently, we supply BoneSource to Stryker on a non-exclusive basis. Stryker's license remains subject to rights of the U.S. Government as outlined above and to the rights of ADAHF pursuant to the original license.

                  We believe that the BoneSource product has many advantages over competing products such as natural bone obtained from autograft procedures, allograft demineralized bone and other synthetic alloplastic bone substitutes. There is a limited quantity of bone available in the body for autogenous grafting, and the procedures for harvesting bone can result in significant donor site morbidity, infection and pain, as well as increased anesthesia requirements and operating time. Unlike other commercially available bone substitutes, such as sintered and coraline macroporous hydroxyapatites, that are granular or block, ceramic-oriented products, the HA Cement has a paste-like consistency that allows for easy sculpting. The paste remains soft and pliable for about 20 minutes, allowing ample time for sculpting to the desired shape, and converts to microporous hydroxyapatite at body temperature in just four hours. BoneSource is resorbable into the body as it is replaced by natural bone and, because it is microporous, is virtually impervious to bacterial infection.

OSCAR (Orthosonics System for Cement Arthroscopy Revision)

                  Orthosonics has developed the Orthosonics System for Cement Arthroscopy Revision, or OSCAR, an ultrasonic device designed to soften and remove the PMMA bone cement used to fix artificial implants within the patient's bone. We believe that it offers a significant improvement, both in terms of cost and patient outcomes, over existing bone cement removal techniques. Existing techniques involve the use of hand chisels and manual or pneumatic hammers and drills. These generally increase the risk of femoral shaft fracture with greatly increased patient trauma and significant cost implications. OSCAR has been demonstrated to eliminate or greatly reduce femoral fractures while cutting cement removal times from typically in excess of two hours to approximately 15 to 20 minutes.

                  The product was launched in the United Kingdom in 1994, and selectively elsewhere in 1995. OSCAR is now established as the preferred method of bone cement removal in the United Kingdom and is gaining support in certain other European countries. Following the receipt of FDA approval in August 1996 and a successful market appraisal in New York, we are continuing the process of setting up distribution in the United States through a network of independent distributors.

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

Orthotrac

                  This product was developed by Kinesis Medical Inc. and acquired by us in August 2000. The Orthotrac product is a non-invasive, mobile lumbar traction system that off-loads the lumbar spine. This pneumatic vest provides a new, non-invasive treatment option for managing patients who are not responding to customary treatment of back pain. Orthotrac's proprietary pneumatic technology combines the therapeutic qualities of both decompression and stabilization in a single device. The vest is inflated when worn to lift upper body weight off the patient's lumbar spine and relieve the intervertebral compression that may be causing back pain.

Vacoped

                  Vacoped is a cast replacement system to manage the treatment of Achilles Tendon ruptures and fractures of the foot and ankle as well as for soft tissue injuries of the lower leg. It can be used as a splint, a cast replacement and a functional orthosis. Vacoped uses beanbag technology, where a vacuum cushion molds to the patients anatomy without creating pressure. It allows immobilization of the ankle joint in different degrees of plantar flexion (0-15-30 degrees), further it offers a range of motion mode (10-0-10 degrees) as needed for early functional treatment.

                  Vacoped is easy to apply, offers hygienic benefits such as exchangeable terry cloth liners, is radiolucent, optional lockable and can be worn during hydrotherapy.

                  Vacoped is manufactured by OPED GmbH in Germany. Orthofix Inc. has U.S. distribution rights for this product.

Trauma Jet

                  The Trauma Jet(TM) utilizes a small water jet and a vacuum suction to create a surgical instrument which combines the benefits of the existing methods of debridement by removing material while it debrides. Wound debridement, which consists of removing contaminants and damaged tissues from a wound, is typically accomplished by using a scalpel with forceps or a pulsed lavage system. Using the scalpel and forceps, the surgeon must meticulously grasp and remove all offending material from the wound; often a time- and labor-intensive process. The other debridement method -- pulsed lavage -- washes away contamination, but is not very efficient in removing damaged tissue. Additionally, because the pulsed saline solution is directed into the tissues, it is possible that bacteria and some smaller contaminants could be driven further into the wound. Trauma Jet provides an efficient method of simultaneously removing damaged tissue and washing away contaminants.

Other

                  Cemex, a product of Tecres S.p.A., is a bone cement used by surgeons to fix hip and knee prostheses once they have been inserted.

                  The SEM range of prosthetic devices, produced by SEM S.A., offers prostheses for the hip, knee and shoulder.

Stimulation Products

                  Stimulation Products revenues represented 43% of revenues in 2000.

General

                  Bone tissue's regenerative power results in most bone fractures healing naturally within a few months. Frequently, however, fractures do not heal or heal slowly, resulting in non-unions. Traditionally, orthopedists have treated such fracture conditions surgically, often by means of a bone graft with fracture fixation devices, such as bone plates, screws or intramedullary rods. This is an example of an "invasive" treatment. The Stimulation Products that we currently market apply bone growth stimulation without implantation or other surgical procedures.

                  We are currently marketing two Stimulation Products systems, Spinal-Stim and Physio-Stim, designed to enhance the success rate of spinal fusions and to treat non-union fractures, respectively. These devices are portable and are typically used as part of home treatment programs prescribed by physicians. The attending medical staff instructs the patient regarding operation of the system and the appropriate duration of daily treatments. The overall length of treatment is determined by the prescribing physician, but typically is between three and nine months in duration.

                  The technology used in our Stimulation Products involves a non-surgical process by which a pulsating electric current is used to enhance the growth of bone tissue following surgery or bone fracture. This technology is based on a substantial amount of scientific data that indicates that certain electromagnetic stimuli in the human body produce a biological cellular response. Our Stimulation Products are used by placing them externally over the site to be healed. The systems produce pulsed, low-energy electromagnetic fields that induce low pulsating current flow into living tissue and cells exposed to the energy field of the device. This pulsating current flow is believed to change enzyme activities, induce mineralization, enhance vascular penetration and result in a process resembling normal endochondral ossification, or bone growth, at the spinal fusion or fracture site.

Spinal-Stim

                  Spinal-Stim was the first non-invasive spinal fusion stimulator system commercially available in the United States. In January 1995, we announced the introduction of a Spinal-Stim model, called Spinal-Stim Soft Wear, that is a flexible, light-weight, more comfortable version of the previously marketed product. We received FDA clearance and introduced a new model of Spinal-Stim called the 212L or Spinal-Stim Lite at the North American Spine Society meeting in New York in October 1997. The Spinal-Stim Lite uses proprietary technology to generate the pulsed electromagnetic field, or PEMF, signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. This allows the 212 Lite to be a self contained, light-weight, ergonomic device without the cords associated with other devices.

                  Spinal-Stim is designed for treatment of the lower thoracic and lumbar regions of the spine. Our FDA approval to market Spinal-Stim commercially is for both failed fusions and for healing enhancement as an adjunct to spinal fusion surgery. The recommended minimum daily treatment time for Spinal-Stim is two hours. We have received approval to begin an IDE study to obtain PMA approval for a cervical spine indication with the PEMF signal. The study started in the first quarter of 1999.

Physio-Stim

                  We believe that our Physio-Stim systems represent the current state of the art in PEMF bone growth stimulation due to their portability, long-term battery operation, integrated component design, patient monitoring capabilities and ability to cover a large treatment area without factory calibration for specific patient application. The new Physio-Stim Lite models use a proprietary technology to generate the PEMF signal from a 9 volt battery, thus eliminating the need for rechargeable battery packs and chargers. The result is a self contained, very light and extremely ergonomic device that makes the unit significantly easier and more comfortable to use. The new Physio-Stim Lite product line consists of products that treat smaller fracture sites such as the wrist, hand, arm, lower leg and ankle, the proximal humerus and the proximal femur.

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

Vascular Therapy Products

                  Vascular Therapy Products revenues represented 15% of revenues in 2000.

A-V Impulse System

                  Novamedix Distribution Limited, or NDL, manufactures and distributes under license the A-V Impulse System family of foot and hand pumps, a non-invasive method of reducing deep vein thrombosis and post-operative pain and swelling. The A-V Impulse System consists of an electronic controller attached to a special inflatable slipper or glove, or to an inflatable bladder within a cast, which promotes the return of venous blood and the inflow of arterial blood in the patient's arms and legs. The device operates by intermittently impulsing a plexus of veins in the foot or hand, as would occur naturally during normal walking or hand clenching, respectively. Conventionally, in order to reduce the incidence of deep vein thrombosis, heparin or related pharmacological products have been administered during and after operations. The A-V Impulse System has been demonstrated to give prophylactic benefits that are comparable with the most effective forms of pharmacological treatment, but without their adverse side effects, the most serious of which is bleeding. In 1997, the International Consensus Statement on the prevention of Deep Vein Thrombosis, produced by the International Union of Angiology reported that: "recent data demonstrates that combined foot impulse technology with graduated elastic compression is effective in reducing the incidence of proximal DVT in patients after hip and knee surgery. In contrast with pharmacological agents, mechanical methods are not associated with hemorrhagic complications."

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

                  In March 2000, a clinical outcome study conducted by the Medical College of Georgia was presented at the American Academy of Orthopedic Surgeons. Over one thousand patients were studied. Only 0.2% developed pulmonary embolism, 1.1% developed deep vein thrombosis and there were no hemorrhagic complications. The authors concluded that the A-V Impulse System is "equally efficacious as protocols employing the use of warfarin or low molecular weight heparin. It has the advantage of being easy to administer, is relatively inexpensive, has a low risk of complications and can be continued once the patient is discharged from hospital."

                  In April 2000, a research team based at the Imperial College School of Medicine in London reported in The Journal of Vascular Surgery on the use of the A-V Impulse System in symptomatic vascular disease patients. Two groups of patients, a control group and a group treated at home with the A-V Impulse System, were compared over a 4.5 month period. The patients suffered from intermittent claudication, which is incapacitating pain in the legs caused by peripheral vascular disease. The initial claudication distance, the absolute claudication distance, the ankle brachial indices and the popliteal arterial blood flow increased by 146%, 106%, 18% and 36% respectively in the A-V Impulse System group. There was no improvement in the control group. The authors concluded that "the therapeutic implications of IPCfoot (A-V Impulse System) stemming from the results of this study are vast. IPCfoot appears to be effective in improving the walking distance and hemodynamics in patients with stable intermittent claudication."

Other Products

                  Other Products represented 10% of revenues in 2000.

Phys-Assist and DuoSon

                  This product, developed by Orthosonics, is an ultrasonic device for the treatment of musculo-skeletal pain employing a new method of ultrasound therapy known as low frequency longwave ultrasound. The device uses longwave rather than the shortwave frequencies traditionally used by physiotherapists. We believe that, as a result, the device delivers deeper penetration and less potentially adverse effects such as thermal damage to tissue than other ultrasound products currently on the market. Orthosonics has developed an upgraded device capable of delivering both long- and short-wave ultrasound. This product, which we market as DuoSon, received marketing approval from the FDA in May 1997 and is currently undergoing assessment in the United States via an independent distributor.

Ortho Rx

                  Ortho Rx is a full service DME distribution and billing activity operated by Orthofix Inc. The business model is primarily built around physician's protocols which specify the treatment and product required for the patient. The nature of the business is vendor-neutral and seeks to arrange supply agreements for prescribed products. Orthofix Inc. currently has underway a market evaluation of the business model.

The Laryngeal Mask

                  The Laryngeal Mask, a product of The Laryngeal Mask Company, is an anesthesia medical device used for establishing and maintaining the patient's airway during an operation.

Revenues

           Net sales for the year ended December 31, 2000
           ----------------------------------------------
           (in US$ thousands)

                                            2000           1999           1998
                                            ----           ----           ----
           North America                  87,360         75,790         63,706
           International                  44,422         45,494         40,359
                                          ------         ------         ------
           Total sales                   131,782        121,284        104,065
                                         =======        =======        =======

           Net sales by product group for the year ended December 31, 2000
           ---------------------------------------------------------------
           (in US$ thousands)

                                            2000           1999           1998
                                            ----           ----           ----
           Orthopedic                     41,814         41,739         36,558
           Stimulation                    57,079         50,931         43,033
           Vascular Therapy               19,845         16,616         12,970
           Other                          13,044         11,998         11,504
                                          ------         ------         ------
                                         131,782        121,284        104,065
                                         =======        =======        =======

Sales and Distribution

                  Our products are distributed in the United States through our 100% owned subsidiary, Orthofix Inc., with the exception of the A-V Impulse system which is distributed by Kendall Healthcare Products, a Tyco Company subsidiary. In Italy our products are distributed through our 70%-owned subsidiary, DMO; in the United Kingdom through our 52% and 70% owned subsidiaries, Intavent Orthofix and Orthosonics; in Switzerland through our 70% controlled subsidiary, Orthofix AG; in Germany and Austria through our 70% controlled subsidiary Orthofix GmbH; in France and Belgium through our 100% owned subsidiary Orthofix S.A.; and in Brazil through Orthofix do Brasil, where we hold 68% of the issued equity. Our affiliate in Mexico, in which we own a 47 1/2% equity interest, distributes our products in Mexico. Elsewhere, we sell our products through over 50 independent distributors in over 70 countries.

                  Orthofix Inc. has approximately 180 representatives made up of a combination of direct sales people and independent distributors. Orthofix Inc.'s combined sales force, together with our non-exclusive distributor, Sofamor Danek, for the Spinal-Stim Lite provide representation and distribution of our Orthopedic Products and Stimulation Products throughout the United States. While our Orthopedic Products are sold worldwide, our Stimulation Products up to now have generally been available only in the United States. During 2001, we commenced the marketing of Stimulation Products in Europe. To facilitate distribution into the European Union, we obtained a CE mark for Stimulation Products in December 1998. See "Item 4.B Business Overview -- Government Regulation."

                  We have a sales services group, consisting of six sales and marketing specialists, who regularly visit our distributors in Europe, the Far East, Middle East and Central and South America.

                  In addition to our licensing agreements with Stryker for BoneSource, we have a licensing arrangement with Howmedica Leibinger GmbH, or Leibinger, a German-based manufacturer and supplier of surgical products to neurosurgeons and maxillofacial surgeons, and its U.S. affiliate, covering neurological (excluding the spine), oral maxillofacial (excluding dental) and cranofacial applications of BoneSource worldwide. Pursuant to the license agreement, we manufacture BoneSource for sale to Leibinger and receive a royalty based on Leibinger's gross revenues from BoneSource sales.

Marketing

                  General. We market our products principally to medical professionals who are the primary decision-makers in their patients' treatment. This focus complements our product development and marketing strategy, which seeks to encourage and maintain interactive relationships with leading orthopedic, trauma and other surgeons. These relationships have enabled us to introduce design improvements and create innovative products that meet the needs of surgeons and patients, thereby expanding the market for our products.

                  We are aware of the cost constraints currently affecting healthcare markets and are sensitive to the need to provide products which not only improve patient outcomes but which also meet the demanding cost requirements of hospitals, physicians' practices and third party payors.

                  Fixation Products. We seek to expand awareness of the advantages of our products primarily by providing training and support to orthopedic and trauma surgeons.

                  We support our sales force and distributors through specialized basic training workshops in which surgeons and sales specialists participate. We produce relevant marketing materials, including surgical procedures, for our sales force and distributors in a variety of languages in both printed, video and multimedia formats. To provide additional advanced training for surgeons, we organize monthly multilingual teaching seminars at our facility in Verona, Italy. The Verona seminars, which in 2000 were attended by approximately 329 surgeons from around the world, include a variety of lectures from renowned specialists as well as demonstrations and hands-on workshops. We also provide sales training at our training centers in Winston Salem, North Carolina and McKinney, Texas. Additionally, each year many of our sales representatives and distributors independently conduct basic courses for surgeons in the application of our products.

                  In May 2000, we sponsored the Third Riva Conference, which was attended by 973 delegates from 28 countries and during which 211 papers were presented by surgeons, including key papers on future Orthofix products such as the Internal Limb Lengthener, the Trauma Jet Wound Debridement System, a new device for arthritis of the knee and new applications for electrical stimulation.

                  Stimulation Products. We believe that the success of these products is dependent not only upon the fostering of good relations with the physicians who employ them but also on being sensitive to the needs and requirements of the hospitals and third party payors to whom the products are also marketed. Private insurance companies, workers' compensation carriers, Medicare, self-insured plans, health maintenance organizations, or HMOs, and various other state, federal and private health care payors are the principal sources of payment for our Stimulation Products, although patients usually are responsible for copayment and deductible amounts.

                  In addition to providing extensive training to our sales force, we have, since 1994, undertaken a number of marketing-related initiatives directed at increasing the focus of our sales force on managed care organizations. As a result of these initiatives, we have been able to enter into a number of contracts with HMOs and other third party payors that establish pricing and reimbursement criteria for use of our Stimulation Products. Since 1997, the National Accounts department has added two appeals specialists in order to keep abreast of changes in the U.S. healthcare market place and enhance and expand our relationships with third party payors.

                  We continue to operate the limited guarantee programs for Physio-Stim and Spinal-Stim implemented in 1994 to heighten awareness of the healing enhancement properties of PEMF therapy. These programs provide, in general, for reimbursement for the full price of the device if radiographic evidence indicates that healing is not occurring at the fracture or fusion site when the device is used in accordance with the prescribed treatment protocol.

Competition

                  In the Orthopedic Product area, our principal competitors include Synthes AG, Zimmer, Inc., Stryker, Smith & Nephew Richards and EBI Medical Systems. OSCAR and BoneSource compete principally with products produced by Biomet, Inc. and Norian Corporation, respectively. Our Stimulation Products compete principally with similar products marketed by EBI MS, OrthoLogic Corp., and Exogen, Inc. The principal non-pharmacological products competing with our A-V Impulse System are manufactured by Huntleigh Technology PLC and Kinetic Concepts Inc. We have filed an action against the latter for patent infringement. See "Item 8.A.7 Legal Proceedings."

                  We believe that our competitive position is strong with respect to product features such as speed and ease of use, versatility, cost and patient acceptability. However, we generally do not attempt to compete for customers who are primarily seeking the lowest price. Overall cost and medical effectiveness, innovation, reliability, after-sales service and training are the most prevalent methods of competition in the markets for our products, and we believe that we compete effectively in all of these areas, particularly with respect to cost savings resulting from the reduction of operating time and the avoidance of a second operative procedure for the removal of treatment devices.

Production

                  We generally design, develop, assemble and test all our products, but subcontract the manufacture of component parts. Through subcontracting, we believe that we gain substantial operating flexibility in meeting demand while focusing our resources on product development and marketing and still maintaining rigid quality assurance standards.

                  Although certain of our key raw materials are provided by a single source, we believe that alternate sources for these materials are available. Adequate raw material inventory supply is maintained to avoid product flow interruptions. We have never experienced any difficulty in obtaining the materials necessary to meet our production schedule.

                  Our products are currently manufactured and assembled in the United States, Italy, the Seychelles and the United Kingdom. We believe that our plants comply with the requirements of the FDA and all relevant regulatory authorities outside the United States. See "Item 4.B Business Overview -- Government Regulation." We actively monitor the manufacturing and quality standards and the product specification conformity of each of our subcontractors.

Patents, Trade Secrets and Licenses

                  We rely on a combination of patents, trade secrets, license agreements and non-disclosure agreements to protect our proprietary intellectual property. We own numerous U.S. and foreign patents and have numerous pending patent applications and license rights to certain patents held by third parties. Our primary products are patented in all major markets in which they are sold. There can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage. Third parties might also obtain patents that would require licensing by us for the conduct of our business. We rely on confidentiality agreements with certain employees, consultants and other parties, to protect, in part, trade secrets and other proprietary technology that we seek to protect.

                  We license certain orthopedic products from third parties. We have acquired rights under such licenses in exchange for lump sum payments or arrangements under which we pay to the licensor a percentage of sales. We believe that our licensing arrangements are important to our business.

Government Regulation

                  Sales of orthopedic devices are subject to U.S. and foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals or clearances from regulatory authorities differs from country to country.

                  Our products are subject to the regulatory powers of the FDA pursuant to the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetics Act, or the 1976 Amendments, the Safe Medical Devices Act of 1990, and regulations issued or proposed thereunder. With the exception of our Stimulation Products, our products fall into FDA classifications that require lesser review by the FDA pursuant to
         Section 510(k) of the 1976 Amendments. Our Stimulation Products are classified as Class III by the FDA, and have been approved for commercial distribution in the United States following the submission of the required pre-market approval applications.

                  The medical devices that we manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. While we believe that we have obtained all necessary clearances for the manufacture and sale of our products and that they are generally in compliance with applicable FDA and other material regulatory requirements, there can be no assurance that we will be able to continue such compliance. If the FDA came to believe that we were not in compliance with applicable law or regulations, it could institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against us, our officers or our employees and could recommend criminal prosecution to the Department of Justice. Additionally, the regulatory process may delay the marketing of new products for lengthy periods and impose substantial additional costs if the FDA lengthens review times for new devices.

                  Moreover, foreign governmental authorities have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by foreign governmental authorities in the future. We cannot predict whether U.S. or foreign government regulations may be imposed in the future that may have a material adverse effect on our business and operations. The European Commission, or EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these new regulations, manufacturing plants must have received CE certification from a "notified body," in order to be able to sell products within the member states of the EU. Certification allows manufacturers to stamp the products of certified plants with a "CE" mark. Products covered by the EC regulations that do not bear the CE mark cannot be sold or distributed within the EU. We have received certification for all currently existing manufacturing facilities and products.

                  We believe our operations are in material compliance with applicable law. Our ability to operate profitably depends in part upon us and our distributors obtaining and maintaining all necessary certificates, permits, approvals and clearances from U.S. and foreign regulatory authorities and operating in compliance with applicable regulations.

4.C      Organizational Structure

                  The following is a list of our significant subsidiaries:


Company                                 Country of        Orthofix     Orthofix
-------                                 Incorporation     Ownership    Voting
                                        -------------     Interest     Interest
                                                          --------     --------
Orthofix Inc.                           United States     100%         100%
Orthofix S.r.l.                         Italy             100%         100%
DMO S.r.l.                              Italy             70%          70%
Novamedix Services Limited              U.K.              100%         100%
Orthosonics Limited                     U.K.              70%          70%
Intavent Orthofix Limited               U.K.              52%          52%
Orthofix Ltd                            U.K.              100%         100%
Novamedix Distribution Limited          Cyprus            100%         100%
Inter Medical Supplies Limited          Cyprus            100%         100%
Inter Medical Supplies Limited          Seychelles        100%         100%
Orthofix AG                             Switzerland       70%          70%
Orthofix GmbH                           Germany           70%          70%
Orthofix International B.V.             Holland           100%         100%
Orthofix do Brasil                      Brazil            68%          68%
Orthofix S.A.                           France            100%         100%

4.D      Property, Plants and Equipment

                  Our principal facilities are in the United States, Italy and the United Kingdom.

                  In the United States, Stimulation Products, Osteogenics BoneSource and EZ Brace are produced at our new manufacturing, office and laboratory facility in McKinney, Texas. We lease approximately 70,000 square feet of space at this facility. We moved into the new site and the lease became effective on January 1, 2001. The building site is expandable to meet future needs. The lease has a current term expiring December 31, 2010 and provides for renewal options for up to 10 additional years. In 2000, we initiated discussions with the prior landlord regarding early lease termination. The new landlord and community offered us various incentives to offset early termination costs for the prior lease. The new lease will result in future cost savings compared to the prior lease.

                  In Winston Salem, North Carolina, we lease 7,600 square feet for research and development, training and technology facilities. The lease has a current term expiration of July 14, 2002. In Huntersville, North Carolina we lease 2,300 square feet for administration offices. The lease has an expiration date of May 31, 2002.

                  In Italy, certain of our quality control, assembly, research and development and teaching facilities for fixation products are located in Verona, Italy, in a 38,000 square foot facility owned by Orthofix S.r.l., our Italian subsidiary.

                  In the United Kingdom, we rent approximately 28,000 square feet for certain of our manufacturing, sales, marketing and distribution activities.

                  We believe that our facilities are suitable and adequate for our purposes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A        Operating Results

                  The following table presents certain items in our income statements as a percentage of net sales for the periods indicated:

                                                                              Year ended December 31,
                                                                              -----------------------
                                                                  2000                  1999                  1998
                                                                  ----                  ----                  ----
                                                                    %                     %                     %
         Net sales..........................................       100                   100                   100
         Cost of sales......................................        27                    28                    28
         Gross profit.......................................        73                    72                    72
         Expenses
            Sales and Marketing.............................        36                    35                    36
            General and Administrative(1)...................        15                    13                    15
            Research and Development........................         5                     5                     6
         Operating income(2)................................        17                    19                    15
         Net income (3).....................................        11                    11                     9


         (1)      Includes amortization of intangible assets.
         (2) In 1998, before provision for impairment of long-lived assets of $3.3 million. See note 2 to the Consolidated Financial Statements.
         (3) In 2000, before net sale proceeds of EBI litigation settlement of $29,917. In 1998, before provision for impairment of long-lived assets and net sale proceeds of product license of $3.3 million and $8.1 million, respectively.


General

                  In June 1998, following a review of our strategy for the Ogden Anchor, we determined that we would not commit further resources to the development and sales and marketing of the product. Orthofix Inc. accordingly re-evaluated the intangible assets in its balance sheet relating to this product in accordance with the provisions of SFAS 121. Based on this evaluation, Orthofix Inc. incurred a write-off of approximately $3.3 million which is classified in operations.

                  In April 1998, Orthofix Inc. announced that it had entered into an agreement to sell a license for BoneSource - our calcium phosphate-based bone cement - to Stryker Howmedica Inc. We received gross proceeds under the agreement of $12.5 million, of which $2.5 million represented advance royalties. This resulted in a net gain of $9.7 million after costs of $300,000. At the same time, Orthofix Inc., following a revaluation of the goodwill then carried in its balance sheet relating to BoneSource using the undiscounted cashflow method, recognized a write down of $1.6 million in respect of such goodwill. The resulting net gain of $8.1 million on the sale of the license has been recorded as a component of other income in the consolidated income statements for 1998.

                  On June 1, 1995, after EBI's distribution agreement had expired, AME replaced EBI as the distributor of our products in the United States. During 1995, EBI continued to sell its existing inventory of Orthofix products and introduced its own range of external fixators in the U.S. market. We sued EBI for breach of the distribution agreement, passing off, trademark infringement, and numerous other contractual violations and business torts. Following an eight-week jury trial and appeals to the intermediate appellate court and United States Supreme Court, on January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc. transferred funds in the amount of $64,174,752.25 to satisfy the judgment in favor of the Orthofix S.r.l., Inter Medical Supplies, and Orthofix Inc. As a result of that payment, the judgment has been satisfied and the litigation has been completed. After deducting contingent legal fees and reserving for expenses, Orthofix realized $38.0 million before tax and $29.9 million after tax. See "Item 8.A.7 Legal Proceedings."

                  Our financial condition, results of operations and cash flows have not been significantly impacted by seasonality trends. Additionally, we do not believe our operations will be significantly affected by inflation or fluctuations in interest rates.

2000 Compared to 1999

                  Net sales increased 9% to $131.8 million in 2000 compared to $121.3 million in 1999. Net sales in North America (primarily the United States) in 2000 represented 66% of net sales, or $87.4 million, compared with 63% of net sales, or $75.8 million in 1999, an increase of 15%. This increase was largely due to the growth in net sales of Stimulation products, Fixation products and the A-V Impulse System. Outside the United States, there was a decrease in net sales of 2% in 2000 compared with 1999. Sales outside the United States would have shown an increase of 4% on a constant dollar basis. During 2000 the U.S. dollar strengthened against the Euro and UK Sterling by approximately 7% and 8%, respectively.

                  Sales and marketing expenses, which include commissions and royalties, generally move in relation to sales and represented 36% of net sales in 2000 and 35% in 1999, an increase of $5.1 million in 2000 compared to 1999. In the United States, where sales increased by 15% in 2000 compared to 1999, sales and marketing expenses increased by 17% to $32.6 million from $27.9 million in 1999. Outside the United States, where sales decreased by 2%, sales and marketing expenses increased by 3% from $13.9 million to $14.4 million. $218,000 of this increase resulted from the royalties payable on the increased sales of the A-V Impulse System.

                  General and administrative expenses, which increased by $2.6 million from $12.8 million in 1999 to $15.4 million in 2000, represented 11% of net sales in both 2000 and 1999. General and administrative expenses for 2000 and 1999 included $2,182,000 and $881,000 of litigation costs, respectively, principally in respect of the legal action against Kinetic Concepts Inc.; exclusive of such costs, general and administrative expenses represented 10% of net sales in both 2000 and 1999, respectively. See "Item 8.A.7 Legal Proceedings."

                  Research and Development expenses, which represented 5% of net sales in both 2000 and 1999, increased by $484,000 from $6.4 million in 1999 to $6.9 million in 2000.

                  Amortization of intangible assets was $4.0 million in 2000 compared to $3.5 million in 1999. The increase in amortization is principally due to the acquisition of the final 20% equity interest in Novamedix Distribution Limited and acquisition of the assets of Kinesis Medical Inc. See Notes 8 and 9 to the Consolidated Financial Statements.

                  Net other income increased by $2.4 million from an expense of $576,000 in 1999 to income of $1.9 million in 1999. This increase resulted principally from an increase in net interest receivable in 2000 of $2.1 million, principally earned on the net EBI award of $38.0 million.

                  In 2000 and 1999, the effective rate of income tax, excluding the net effect of non-recurring items, was 33% and 35%, respectively. The reason for the decreased rate in 2000 was principally due to increased income in low tax rate jurisdictions.

                  Net income for 2000 was $14.9 million compared to $12.9 million for 1999 (before the net effect of non-recurring items of $29.9 million and $4.8 million in 2000 and 1999, respectively) giving diluted earnings per share of $1.07 on the basis of diluted average shares outstanding of 14.0 million in 2000 compared with diluted earnings per share of $0.97 on the basis of diluted average shares outstanding of
         13.4 million in 1999.

1999 Compared to 1998

                  Net sales increased 17% to $121.2 million in 1999 compared to $104.1 million in 1998. Net sales in North America (primarily the United States) in 1999 represented 63% of net sales, or $75.8 million, compared with 61% of net sales, or $63.6 million in 1998, an increase of 19%. This increase was largely due to the growth in net sales of Stimulation, Fixation and Vascular Therapy Products and the introduction of the EZ Brace. Outside the United States, there was an increase in net sales of 12% in 1999 compared with 1998, generated mainly through growth in sales of our Orthopedic and Vascular Therapy Products. Sales outside the United States increased 15% on a constant dollar basis.

                  Sales and marketing expenses which represented 35% of net sales in 1999 and 36% in 1998, increased by $3.9 million in 1999 compared to 1998. In the United States, where sales increased by 19% in 1999 compared to 1998, sales and marketing expenses increased by 12% to $28 million from $25.0 million in 1998. Outside the United States, where sales increased by 12%, sales and marketing expenses increased by 8% to $13.9 million from $12.9 million.

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

                  In 1999 and 1998, the effective rate of income tax, excluding the net effect of non-recurring items in 1998, was 35% and 33%, respectively. The main reason for the increased rate in 1999 was that there were no net operating loss carry forwards from our U.S. operation available for 1999, as they were all utilized in 1998.

                  Net income for 1999 was $12.9 million compared to $9.5 million for 1998 (before the net effect of non-recurring items of $4.8 million) giving diluted earnings per share of $0.97 on the basis of diluted average shares outstanding of 13.4 million in 1999 compared with diluted earnings per share of $0.71, excluding the net effect of non-recurring items, on the basis of diluted average shares outstanding of 13.3 million in 1998.

5.B      Liquidity and Capital Resources

                  Cash and cash equivalents at December 31, 2000 were $50.5 million compared to $9.7 million at December 31, 1999, an increase of $40.8 million.

                  Net cash provided by operating activities increased from $8.5 million in 1999 to $56.3 million in 2000, an increase of $47.8 million, principally due to the net proceeds of $38.0 million, after litigation and related costs of $26 million, in respect of the EBI award. Cash from operating activities in 2000 was provided by net income, after adjustments for non-cash items such as, depreciation, amortization and provisions, of $54.5 million. The company invested a net $1.8 million of this sum in working capital resulting in total net cash provided by operating activities of $56.3 million. Of the net $1.8 million invested in working capital, $3.8 million was used for trade accounts receivable, $2.3 million was used for inventories and $3.5 million was used for other current assets. Other current liabilities increased by a net $10.7 million principally due to the creation of a reserve for payment of the unpaid portion of the settlement reached by the Review Committee, established to determine the amount of any contingent contract rights under the Merger Agreement dated May 8, 1995 among Orthofix International N.V., Othello Acquiring Corporation, and American Medical Electronics Inc. For additional information, see "Item 8.A.7 Legal Proceedings."

                  Net cash used by investing activities was $12.9 million in 2000 compared to $10.8 million in 1999. We invested $8.3 million in subsidiaries and affiliates, principally, $6.0 million in the acquisition of all of the assets of Kinesis Medical Inc. and $2.5 million in respect of our 10% interest in OPED AG. We used $5.6 million to purchase tangible and intangible assets.

                  Net cash used by financing activities was $2.3 million in 2000 compared to cash provided of $5.2 million in 1999. Cash used in financing activities in 2000 consisted principally of loan repayments of $4.5 million offset by reduced borrowings under short-term lines of credit of $1.4 million. We also used $2.1 million to repurchase shares for treasury. The company repurchases shares at the current market value, in such amounts as may be authorised by the Board of Directors from time to time.

                  We believe that our current cash balances together with our projected cash flows, and existing lines of credit are sufficient to cover our anticipated capital needs and research and development costs during the next two fiscal years.

5.C      Research and Development, Patents and Licenses

                  We maintain a continuous interactive relationship with the main orthopedic centers in the United States, Europe, Japan, and South and Central America. Several of the products that we market have been developed through these collaborations. In addition, we regularly receive suggestions for new products from the scientific and medical community. We also receive a substantial number of requests for the production of customized items, some of which have resulted in new products. We believe that our policy of accommodating such requests enhances our reputation in the medical community.

                  Our research and development departments are responsible for new product development and regularly consult with a group of internal and designated external experts. The expert group advises such departments on the long-term scientific planning of research and development and also evaluates our research programs.

                  In 1998, 1999 and 2000, we spent $5.9 million, $6.4 million and $6.9 million, respectively, on research and development, all of which was funded by us.

                  In August 1999, we formed a Scientific Advisory Committee composed of eight medical clinicians to further the market opportunities and additional applications for our proprietary pulsed electromagnetic field, or PEMF, technology. We hope to further our knowledge of PEMF's influences on specific cellular functions and develop additional applications for the technology.

                  For additional information on our patents and licenses, see "Item 4.B Business Overview -- Patents, Trade Secrets and Licenses."

5.D      Trend Information

Recently Issued Accounting Standards

                  In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000 (January 1, 2001 for Orthofix). We do not believe that SFAS 133 will have a material impact on our financial statements.

                  The Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, 101, "Revenue Recognition in Financial Statements," in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We do not believe that adoption of this SAB will have a material impact on our financial statements.

                  In March 2000, the FASB issued FASB Interpretation, or FIN, 44, "Accounting for Certain Transactions involving Stock Compensation," which clarifies the application of APB 25 for certain issues. The interpretation became effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which are effective after December 15, 1998. We do not believe that adoption of FIN 44 will have a material impact on our financial statements.

Euro Conversion

                  As part of the European Economic and Monetary Union (EMU), a single currency, the Euro, will replace the national currencies of most European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of December 31, 1998, with the participating national currencies being removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coins. During the transition period from January 1, 1999 through December 31, 2001, public and private entities as well as individuals may pay for goods and services using checks, drafts or wire transfers denominated in Euro or the participating countries' national currencies.

                  Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to use the Euro until the notes and coins have been introduced on January 1, 2002. The migration to Euro compliant systems is a key IT strategy. We believe that we have been Euro compliant in the affected countries (that is, able to receive Euro-denominated payments and able to invoice in Euros as requested by vendors and suppliers, respectively) since January 1, 1999. We expect to complete full conversion of all affected country operations to the Euro by the time national currencies are removed from circulation. We do not expect the cost of software and business process conversion to be material. In addition, we do not expect conversion to the Euro to have significant impact on our competitive strategies in the effected countries, nor do we expect the Euro to have a significant effect on our foreign exchange hedging policies.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A        Directors and Senior Management

                  Our directors and executive officers are as follows:

                    Name                           Age              Position
                    ----                           ---              --------
         Robert Gaines Cooper                       63    Chairman of the Board of Directors
         Edgar Wallner                              64    Deputy Chairman and Director
         Charles Federico                           52    President and Chief Executive Officer,
                                                          President, North America and Director
         Peter Clarke                               59    Executive Vice President, Chief Financial
                                                          Officer, Secretary and Director
         Tom Hay                                    55    Senior Vice President and President,
                                                          International Division
         Gary Henley                                52    Senior Vice President
         Vittorio Pietropoli                        60    Senior Vice President
         Jerry Benjamin (2)                         60    Director
         Alberto d'Abreu de Paulo                   62    Director
         Frederik Hartsuiker (2)                    60    Director
         Peter Hewett                               65    Director
         John Littlechild (1)                       49    Director
         James Gero (1)                             56    Director


         -------
         (1)    Member of the Compensation and Benefits Committee
         (2)    Member of the Audit Committee

                  All directors hold office until the next annual general meeting of our shareholders and until their successors have been elected and qualified. Our officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

                  Mr. Gaines Cooper became Chairman of Orthofix in March 1992 and has been a Director of Orthofix since our formation in 1987. He is Managing Director of Chelle Plastics Ltd-Seychelles. Mr. Gaines Cooper is also Chairman of LMA International S.A., Jersey, Channel Islands. See "Item 7.B Related Party Transactions."

                  Mr. Wallner became a Director and President and Chief Executive Officer of Orthofix in March 1992 and has been President of Orthofix S.r.l. since its formation in 1987. Mr. Wallner resigned as President and Chief Executive Officer on January 1, 2001, succeeding Mr. Hewett as Deputy Chairman on that date. From 1978 until 1987, he was Vice President of European Operations for EBI, now a subsidiary of Biomet. From 1973 until 1978, he was Vice President of Marketing for Hydron Europe Inc., a soft contact lens manufacturer. Prior to 1973, Mr. Wallner spent 15 years with The Boots Company Ltd., a multinational pharmaceutical company. See "Item 7.B Related Party Transactions."

                  Mr. Federico became a Director of Orthofix in October, 1996 and has been the President of Orthofix Inc. since October 1996. On January 1, 2001, Mr. Federico succeeded Mr. Wallner as President and Chief Executive Officer of Orthofix. From 1985 to 1996, Mr. Federico was the President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985 Mr. Federico served as Vice President of Dyonics, initially as Director of Marketing and subsequently as General Manager. Previously, he held management and marketing positions with General Foods Corporation, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation.

                  Mr. Clarke became a Director and Executive Vice President, Secretary and Chief Financial Officer of Orthofix in March 1992 and has been the Chief Financial Officer of Orthofix since January 1988. From 1985 to 1987, he was Finance Controller of EBI Medical Systems Ltd., a United Kingdom subsidiary of EBI. See "Item 7.B Related Party Transactions."

                  Mr. Hay became President, International Division, in December 1998. Before joining Orthofix, Mr. Hay was with CRBard Inc. for eleven years, ultimately as Managing Director of CRBard Ltd. and Vice President, CRBard, Northern Europe. Prior to this, he spent fourteen years with Baxter Healthcare.

                  Mr. Henley joined Orthofix Inc. in January 1997 as Senior Vice President. Prior to joining Orthofix, Mr. Henley was President of Smith and Nephew Video Division from 1987 until 1996. Mr. Henley was founder and President of Electronic Systems Inc. from 1975 to 1984 and CeCorp Inc. from 1984 until 1987.

                  Mr. Pietropoli became Senior Vice President of Orthofix in March 1992 and has been the General Director of Orthofix S.r.l since 1987. Mr. Pietropoli was also a Director of Orthofix from March 1992 to January 2001. From 1985 to 1987, he was a Management Consultant for the Banca Popolare di Verona.

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

                  Mr. Hewett was the Deputy Group Chairman of Orthofix and Chairman of the Board of Orthofix Inc. between March 1998 and December 2000. He has been a non-executive Director of Orthofix since March 1992. Previously, Mr. Hewett served as the Managing Director of Caradon Plc, Chairman of the Engineering Division, Chairman and President of Caradon Inc., Caradon Plc's U.S. subsidiary and a member of the Board of Directors of Caradon Plc of England. In addition, he was responsible for Caradon Plc's worldwide human resources function, and the development of its acquisition opportunities.

                  Mr. Littlechild became a non-executive Director of Orthofix in 1987 and a Director of Orthofix Inc. in 1995. He has served as a General Partner of the General Partner funds of each of the HealthCare Partners, a U.S. venture capital fund, since 1991. From 1985 to 1991, he was a Senior Vice President of Advent International Corporation. Mr. Littlechild is a Director of Avant Immunotherapeutics, Inc., Diacrin, Inc. and Dyax, Inc. as well as other privately held HealthCare companies.

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

6.B        Compensation

                  During 2000, we paid an aggregate amount of approximately $2.5 million to our directors and executive officers as a group (13 persons) for services rendered in all capacities. This amount includes $34,000 paid by us in 2000 to provide pension, retirement or similar benefits for all directors and officers. We anticipate that for 2001 the aggregate compensation to be paid to our directors and executive officers as a group (13 persons) will be approximately $3.1 million.

         Share Option Plans

                  The following is a summary description of certain provisions of our share option plans.

         Performance Accelerated Stock Option Agreement

                  In December 1999, our Board of Directors adopted a resolution approving, and on June 29, 2000, our shareholders approved, the grant to certain of our executive officers performance accelerated stock options, or PASOs, to purchase up to 1,000,000 shares of our Common Shares, subject to the terms summarized below. The option to purchase our Common Shares under the PASOs was granted at an exercise price equal to $17.875 per share, the price of our Common Shares on the date the PASOs were approved by the shareholders.

                  The PASOs include both service-based and performance-based vesting provisions. Under the service-based provisions, subject to the continued employment of the executive, the PASOs generally become 100% nonforfeitable and exercisable on the seventh anniversary of the grant date. Vesting under the PASOs will be accelerated, however, if certain stock price targets are achieved. The performance-based vesting provisions provide for the vesting of one-eighth, or 12.5%, of the PASO grant for each $5.00 increase in the price of the Common Shares above $15.00 per share. For example, for an executive who received a grant of 200,000 shares under a PASO, 25,000 shares will become vested and nonforfeitable if the price of our Common Shares were to increase to $20.00. However, to ensure that a significant number of option shares do not become exercisable prematurely, except as described below, the total number of shares eligible for vesting on an annual basis is limited to 20% of the number of shares subject to the PASO (e.g., a maximum of 40,000 shares annually for a grant of 200,000 shares). In addition, regardless of vesting, no shares may be exercised prior to December 31, 2001.

                  The PASOs provide for one exception to the general vesting and exercise rules described above. If the price of our stock equals or exceeds $55.00 per share on or after December 31, 2002, 100% of the shares subject to the PASO will be nonforfeitable and exercisable. If the $55.00 per share price target is attained prior to December 31, 2002, the formula described above would be applied to determine the number of vested shares, but on December 31, 2002, all shares subject to the PASO will be nonforfeitable and exercisable. The shares subject to the PASO, if not earlier exercised or terminated, will terminate on the tenth anniversary of the grant date.

         Staff Share Option Plan

                  Pursuant to our Staff Share Option Plan, or Staff Plan, our employees, including our directors and executive officers, and certain other persons directly or indirectly related to our business, have been granted options to purchase an aggregate of 1,922,657 Common Shares (representing approximately 14.6% of the Common Shares outstanding) at prices ranging from $1.43 to $25.00 per Common Share. Of these, options for 1,010,826 Common Shares have been exercised or cancelled as of June 15, 2001. Option grants under the Staff Plan were made in 1988, 1989, 1990, 1991, 1995, 1996, 1997, 1998, 1999 and 2000. 138,208 Common
         Shares remain available for grant under this Plan.

                  Options under the Staff Plan are currently exercisable with respect to 51% of the total number of Common Shares subject to option. The Board of Directors has the authority to accelerate the exercise date of options, or make such other adjustments as it considers appropriate, in the event of a change in our control. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee. Staff Plan options generally expire ten years after date of grant, or earlier in certain circumstances.

         Executive Share Option Plan

                  Our Executive Share Option Plan, or Executive Plan, was adopted by the Board of Directors and approved by the shareholders in March 1992. An aggregate 1,945,000 Common Shares have been reserved for issuance under the Executive Plan. The Executive Plan is administered by the Board of Directors. No Common Shares remain available for future grants under the Executive Plan.

                  Options covering an aggregate of 1,945,000 Common Shares have been awarded by the Board of Directors to our executive and non-executive officers. All Executive Plan options have a per share exercise price of $14.40 (120% of the offering price in the Initial Public Offering).

                  Fifty percent of each grant of Executive Plan options are characterized as "Service Options" which generally vest in 20% increments on the first through fifth anniversaries of the date of grant, provided the option holder is employed by us at such anniversary date. The remaining Executive Plan options are characterized as "Performance Options" which will vest on the tenth anniversary of the date of grant, provided the option holder remains in our employ at such anniversary date. Performance Options will vest earlier, however, upon the satisfaction of a performance condition linked to the market price of the Common Shares. Specifically, Performance Options will vest in 25% increments each time the average price of the Common Shares on the Nasdaq National Market System over a period of 180 days, or the Average Price, attains a whole number multiple of $12.00, the public offering price of the Common Shares in our initial public offering completed in April 1992. Thus, 25% of the outstanding Performance Options will vest if the Average Price equals or exceeds $24.00, another 25% will vest if the Average Price equals or exceeds $36.00, and so on. This performance-based vesting, however, is qualified by the condition that an employee can vest in Performance Options covering no more than 25% of the total number of Performance Options granted to him for each full or partial year of service with us from April 24, 1992. Both Service Options and Performance Options will expire on the twelfth anniversary of the Initial Public Offering.

         AME Incentive Stock Option Plans

                  All options on AME Common Stock outstanding under AME's 1983 Incentive Stock Option Plan and 1990 Incentive Plan immediately prior to the merger of AME with Othello were assumed by us and converted into options to purchase Common Shares. Options under the 1983 Plan have a weighted average exercise price of approximately $24.57 per Common Share at prices ranging from $24.57 to $24.57 per Common Share; options under the 1990 Plan have a weighted average exercise price of approximately $19.29 per Common Share at prices ranging from $9.49 to $28.24 per Common Share. The exercise prices of all such options were adjusted to take account of the merger.

                  Options granted under both the 1983 Plan and the 1990 Plan expire ten years after the date of grant unless earlier exercised. The last options granted under the 1983 Plan are scheduled to expire in 2002, while the last options granted under the 1990 Plan are scheduled to expire in 2005. Currently, 3,480 options are outstanding under the 1983 Plan, all of which are exercisable, and 26,115 options are outstanding under the 1990 Plan, all of which are exercisable.

         AME Warrants

                  Warrants to purchase 320,000 shares of AME Common Stock, or AME Warrants, were also assumed by us pursuant to the merger of AME with Othello and became exercisable for Common Shares after adjustment to take account of the merger. At June 15, 2001, AME Warrants to purchase 115,994 Common Shares were currently exercisable, and expire on various dates through December 2003. The exercise price for the AME Warrants ranges from $18.10 to $30.60 per Common Share.

6.C      Board Practices

                  In 1992, our Board of Directors established a Compensation and Benefits Committee. The Compensation and Benefits Committee is currently formed by Mr. Littlechild and Mr. Gero. The Board of Directors does not maintain a Nominating Committee or a committee performing similar functions. The Compensation and Benefits Committee establishes salaries, incentives and other forms of compensation for directors, officers and our other employees, administers our share option plans and recommends policies relating to incentive compensation and benefit plans. The Audit Committee, comprised of Mr. Benjamin and Mr. Hartsuiker, reviews the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and the independent auditors. The Board of Directors may establish additional committees from time to time. We believe that we will be compliant with the recommendations of the Blue Ribbon Committee with effect from July 1, 2001.

                  Mr. Cooper, Mr. Wallner and Mr. Clarke have service contracts with us for a duration of three years from July 1, 1999, which may be automatically extended for additional one-year periods. The contracts provide each director the option of converting the remainder of his employment into a guaranteed consultancy in the event of termination other than for cause. Termination other than for cause does not affect the directors' rights under the option plans.

6.D      Employees

                  At December 31, 2000, we had 514 employees of which 335 were employed within the North American division. Our relations with our Italian employees, who numbered 59 at December 31, 2000, are governed by the provisions of a National Collective Labor Agreement setting forth mandatory minimum standards for labor relations in the metal mechanic workers industry and are not otherwise party to any collective bargaining agreement. We believe that we have good relations with our employees, many of whom have been granted share options. See "Item 6.E Share Ownership -- Share Option Plans." Of the 514 employees, 289 were employed in sales and marketing functions, 72 in general and administrative, 102 in production and 51 in research and development.

6.E      Share Ownership

                  The total amount of Common Shares held by our directors and officers as a group as of June 15, 2001 was 1,538,173. The total amount of Common Shares called for by all outstanding options held by our directors and officers as a group as of June 15, 2001 was 3,075,750.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A      Major Shareholders

                  To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any government. Set forth below is a table indicating (i) persons known by us to own more than 5% of the Common Shares, and (ii) the total amount of Common Shares owned by directors and officers as a group, at June 25, 2001.

                          Identity of                                            Amount
Title of Class            Person or Group                                        Owned         (%)
--------------            ---------------                                        ------        ---
Common Shares             Fidelity Management & Research                       1,693,817      12.8
Common Shares             Directors and Officers as a group                    1,538,173      11.6
Common Shares             Electra Investment Trust PLC                           929,129       7.0
Common Shares             Lord, Abbett & Co.                                     814,744       6.2
Common Shares             Liberty Wanger Asset Management, L.P.                  810,700       6.1
Common Shares             Edgemont Asset Management Corp.                        801,900       6.1

                  We do not know of any arrangements the operation of which may result in a change in our control.

7.B      Related Party Transactions

                  Certain of our directors own beneficial interests in LMA International S.A., or LMA. In 1992, LMA, which owns the distribution rights in Italy to the Laryngeal Mask (used to administer anesthesia) produced by The Laryngeal Mask Company Ltd., awarded the distribution rights for the Laryngeal Mask in Northern Italy to DMO. With effect from January 1, 1995, such rights were extended to the whole of Italy. A trust, of which Mr. Gaines Cooper is settler, owns a 40% interest in LMA. In exchange for the award of distribution rights to DMO, LMA was permitted to purchase a 20% beneficial interest in DMO.

                  On October 27, 1993, Orthofix International B.V. acquired a 62% interest, and Intavent Limited a 38% interest, in Intavent Orthofix. Mr. Gaines Cooper is the settler of a trust that owns a 30% interest in Intavent Limited. Intavent Orthofix distributes the Laryngeal Mask, supplied by Intavent Limited, in the United Kingdom. In connection with this transaction, Orthofix International B.V. extended an interest-free loan to Intavent Orthofix in the amount of approximately $2,600,000, all of which has been repaid. In addition, Intavent Orthofix issued an interest-bearing unsecured convertible loan note in the amount of approximately $625,000 to Intavent Limited. On April 22, 1998, Intavent Limited converted the loan note into shares in Intavent Orthofix Ltd, thereby increasing its equity interest in the latter to 48%. In the event that an offer is accepted by shareholders to sell more than 50% of the outstanding Intavent Orthofix shares, Intavent Limited may acquire an additional 200 shares of Intavent Orthofix from us for approximately $390 per share, bringing its interest in Intavent Orthofix to 50%.

                  Arrow Medical Limited, Arrow, supplies impads for use with the A-V Impulse System to Novamedix Distribution Limited. Mr. Gaines Cooper is the settler of a trust which owns 40% of LMA. Mr. Gaines Cooper is Chairman of LMA, which owns a 30% interest in Arrow. Mr. Wallner is the settler of a trust which owns a 10% interest in Arrow.

                  Inter Medical Supplies, a wholly owned subsidiary which manufactures Orthofix products, rents facilities from LMA under a three year lease which started in 1999. The annual rent paid to LMA is $78,000. Inter Medical Supplies has paid LMA $207,000 as a contribution towards the setting up cost of this facility.

7.C      Interests of Experts and Counsel

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A      Consolidated Statements and Other Financial Information

8.A.1    See Item 18 for our audited Consolidated Statements.

8.A.2    See Item 18 for these years of our comparative financial statements.

8.A.3    See Report of Independent Accounts, page F-1.

8.A.4 We have complied with the requirement that our audited financial statements not be older than 15 months.

8.A.5    Not applicable.

8.A.6    See note 14 to our Consolidated Financial Statements.

8.A.7    Legal Proceedings.

                  There are no material pending legal proceedings to which the Company is a party or of which any of its property is subject, except as described below.

                  Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc., or KCI, alleging infringement of the patents relating to Novamedix's A-V Impulse System(R) product, breach of contract, and unfair competition. Novamedix Limited v. Kinetic Concepts Inc., United States District Court for the Western District of Texas, San Antonio Division, Civil Action No. SA-92-CA-0177. In this action, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. No trial date for this matter is presently scheduled and any trial is not expected to begin before the final quarter of 2001.

                  In the fall of 1995, three of the Company's subsidiaries -- Orthofix S.r.l., Inter Medical Supplies Limited, or IMS, and Orthofix Inc.-- filed complaints against Biomet, Inc., Electro-Biology, Inc., and EBI Medical Systems, Inc. (the Defendants). On November 29, 1995, IMS filed a complaint against the Defendants in the United States District Court for the District of New Jersey (Inter Medical Supplies Limited v. EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., Civil Action No. 95-6035), to recover payment for goods sold and delivered in the amount of $879,399. On December 4, 1995, Orthofix Inc. and Orthofix S.r.l. filed a nineteen- count complaint against the Defendants charging them with breaching three contracts, tortiously interfering with a contract and with prospective contracts, infringing registered trademarks, defaming those companies and their employees, and unfairly competing with them in the marketing of Orthofix's external bone fixator. Orthofix Inc. and Orthofix S.r.l. v. EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., Civil Action No. 395-CV-2982-X (N.D. Tex.). On March 25, 1996, Magistrate Judge Joel B. Rosen of the United States District Court for the District of New Jersey consolidated the two actions (consolidated cases No. 95-6035 and No. 96-1047).

                  On June 2, 1997, after an eight-week trial presided over by Judge Stephen M. Orlofsky of the United States District Court for the District of New Jersey, a jury returned a verdict in favor of Orthofix S.r.l., IMS, and Orthofix Inc. The jury found that the Defendants had breached all three contracts, perpetrated eight business torts, and failed to pay for goods sold and delivered. The jury awarded Orthofix S.r.l., IMS, and Orthofix Inc. $48 million in compensatory damages and $100.6 million in punitive damages. The jury also awarded IMS $875,399 for goods sold and delivered to the defendants. On post-trial motions, the district court awarded prejudgment interest, post-judgment interest, and costs, but reduced the punitive damages award to $50 million.

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

                  On January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc. wired $64,174,752.25 to satisfy the judgment in favor of the Orthofix S.r.l., IMS, and Orthofix Inc. As a result of the Supreme Court's order and the satisfaction of the judgment, the litigation has been completed.

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

                  On December 4, 1998, the special committee, or Review Committee, established to determine the amount of any contingent contract rights under the Merger Agreement dated May 8, 1995 among Orthofix International N.V., Othello Acquiring Corporation, and American Medical Electronics Inc., in settlement of all claims of the holders of record of AME common stock and the options and warrants to such stock as of August 21, 1995 (collectively, the AME Record Holders), unanimously determined that Orthofix International N.V. would pay an Earnout of $500,000 plus interest and 12% of the net recovery received from the judgment against EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., up to a maximum of $5,500,000. The Review Committee has not calculated the latter amount, but Orthofix International N.V. believes it is between $5,000,000 and $5,500,000. An arbitrator acting under the auspices of the American Arbitration Association, or AAA, subsequently entered a Consent Award based on the Review Committee's determination.

                  On January 29, 1999, two couples who owned shares of AME common stock commenced a civil action against Orthofix Inc. and the members of the Review Committee seeking, inter alia, the Maximum Earnout and Bonus under the Merger Agreement. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated v. Orthofix Inc., Arthur Schwalm, Robert Gaines Cooper, James Gero, and John and Jane Does One
         (1) Through Four (4), No. 99-S-445 (D. Colo.). In a related action, commenced on June 2, 1999, the same Plaintiffs filed a motion in the United States District Court for the Southern District of New York seeking to intervene in the AAA arbitration and vacate the Consent Award. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated
         v. Orthofix Inc., Arthur Schwalm, Robert Gaines Cooper, James Gero, and John and Jane Does One (1) Through Four (4), No. 99 Civ. 4049 (S.D.N.Y.). The two actions have been consolidated in the New York federal court and Orthofix International N.V. has been added as a party.

                  Orthofix International N.V. and Orthofix Inc. are vigorously defending against Plaintiffs' actions. Thus far, the claims against the individual defendants who had been served have been dismissed for lack of personal jurisdiction and pending before the court are dispositive motions contending that Plaintiffs lack standing to challenge the Review Committee's determination because they authorized the Committee to represent them in the Earnout and Bonus determination by the express terms of the Merger Agreement.

                  On January 3, 2001, Norian Corporation filed a patent-infringement suit against Stryker Corporation for Stryker's alleged manufacture, use, sale, or offer for sale of BoneSource(R). Norian Corporation v. Stryker Corporation, No. C 01 0016 (N.D. Cal.). The Company is not a party to the suit, but Stryker is the assignee of patents, know how, and trademarks related to BoneSource(R)from Osteogenics, Inc., which is a wholly owned subsidiary of Orthofix Inc. We understand that Stryker is vigorously defending against Norian's claim. If Norian prevails on its claim, it could reduce royalty payments to Osteogenics, Inc. under the assignment agreement with Stryker.

                  On April 17, 2001, the Company received an administrative request for records from the Office of the Inspector General of the United States Department of Health and Human Services. On June 20, 2001, the Company received a subpoena duces tecum from the Office of the Inspector General of the United States Department of Defense. The request and subpoena seek documents relating to coding for pulsed electronic magnetic field and EZ Brace products for reimbursement under the Medicare, Medicaid and CHAMPUS/TriCare programs from January 1, 1994 to April 16 and June 12, 2001, respectively. We intend to cooperate fully with the government and, on April 27 and May 10, 2001, our outside counsel met with representatives of the United States Department of Health and Human Services and the U.S. Department of Justice. Because of the preliminary status of the inquiry, we cannot predict what the final outcome may be, although it could have a material adverse effect on our business.

8.A.8 See "Item 3.A Selected Financial Data -- Dividends" for a discussion of our dividend policy.

8.B      Significant Changes

                  On May 3, 2001, we acquired the remaining 70% equity interest in Collin Orthofix S.A., France for a consideration of $1.6 million, taking our interest in the latter to 100%, and renamed the company Orthofix S.A.

                  On January 1, 2001, we commenced direct operations in Germany and Austria through our 70% owned subsidiary, Orthofix Gmbh, in Switzerland through our 70% owned subsidiary, Orthofix AG, and in Belgium through our then 30% owned affiliate, Collin Orthofix S.A.

ITEM 9.  THE OFFER AND LISTING

9.A      Offer and Listing Details

                  Our capital consists of Common Shares. Our Common Shares are quoted on the Nasdaq National Market under the symbol OFIX.

                  The table below sets forth, for the periods indicated, the reported high and low closing quotations, based on information supplied by the National Association of Securities Dealers, Inc.

                                                                             High                  Low
         1996.......................................................         15 3/4                5 3/8
         ----
         1997.......................................................         14 5/8                5 7/8
         ----
         1998.......................................................         14                   10 3/8
         ----
         1999
         ----
         Full year..................................................         16 1/2               11 1/2
         First Quarter..............................................         16 1/2               13
         Second Quarter.............................................         15 1/4               13 7/8
         Third Quarter..............................................         15                   13
         Fourth Quarter.............................................         14 5/8               11 1/2
         2000
         ----
         Full year..................................................         22 7/8               11 7/8
         First Quarter..............................................         21                   11 7/8
         Second Quarter.............................................         19                   15 7/8
         Third Quarter..............................................         21                   17 7/8
         December...................................................         20 1/4               18 5/8
         Fourth Quarter.............................................         20 1/2               18 1/4
         2001
         ----
         January....................................................         23                   19 3/8
         February...................................................         22 1/8               20 1/2
         March......................................................         22 9/16              20 5/8
         April......................................................         22 1/2               24 7/8
         May........................................................         27                   25
         June (through June 15).....................................         26 15/16             24 7/8

9.B      Plan of Distribution

         Not applicable.

9.C      Market

                  The Common Shares are quoted on the Nasdaq National Market under the symbol OFIX. The Common Shares were quoted initially in connection with our Initial Public Offering completed in April 1992.

9.D      Selling Shareholders

         Not applicable.

9.E      Dilution

         Not applicable.

9.F      Expenses of the Issue

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A     Share Capital

         Not applicable.

10.B     Memorandum and Articles of Association

                  We are registered in the Commercial Register of the Curacao Chamber of Commerce and Industry under number 47379. Under article 2 of the Articles of Incorporation, our purpose is generally to manufacture, market, sell, buy and use trauma, orthopedic and related medical products and to engage in any and all pursuits in furtherance of such business.

                  The Board of Directors have and may exercise all powers except those exclusively conferred upon the shareholders by law or by the Articles of Incorporation. Directors' compensation is determined by the Board of Directors.

                  Options to subscribe for our Common Shares may be issued to directors, officers and other persons employed by us and/or our subsidiaries or whose services are otherwise contracted by us, for such consideration and on such terms as determined from time to time by, or on behalf of, the Board of Directors. The exercise price of such options shall not be below the net asset value of the relevant Common Shares as calculated, in accordance with generally accepted accounting principles, at the time of issuance of the relevant options. The options are issued by the Board of Directors in registered form only, and are entered in a register which is kept by, or on behalf of, the Board of Directors. At the request of the holder of the options, certificates may be issued for the options held by him. Option certificates are signed by a director, which signature may be in facsimile. No holder of our Common Shares shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any Common Shares or any securities convertible into, or exchangeable for shares which we may issue. The rights of shareholders can only be modified by an amendment to the Articles of Incorporation. There is presently only one class of stock.

                  Pursuant to article 12 of the Articles of Incorporation, all General Meetings of Shareholders shall be held in Curacao. The annual General Meeting of Shareholders is held within nine months after the end of the preceding fiscal year. Special General Meetings of Shareholders may be called at any time. Notice of all General Meetings is given to the shareholders between ten and 60 days prior to the meeting. The notice states the matters to be considered at the meeting. Every shareholder has the right to attend any General Meeting of shareholders in person or by proxy, and to address the Meeting. Each holder of Common Shares is entitled to one vote for each Common Share held on all matters to be voted on, including the election of directors.

                  The Articles of Incorporation include no limitations on the right to own securities.

                  The amount of authorized capital can only be changed by an amendment to the Articles of Incorporation, for which a shareholders' approval is required.

                  For a description of the legal consequences of being incorporated in the Netherlands Antilles, see "Item 3.D Risk Factors -- Consequences of Netherlands Antilles Incorporation and Foreign Operations."

10.C     Material Contracts

                  We are not a party to any material contracts other than those entered into in the ordinary course of business.

10.D     Exchange Controls

General

                  Although there are Netherlands Antilles laws which may impose foreign exchange controls on us and which may affect the payment of dividends, interest or other payments to non-resident holders of our securities, including the Common Shares, we have been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which we conduct operations may have various currency or exchange controls. In addition, we are subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on our operations. As to our securities, Netherlands Antilles law and our Articles of Incorporation impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

Enforceability of Foreign Judgments

                  We have been advised by our Netherlands Antilles counsel, Smeets Thesseling Van Bokhorst, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the U.S. Federal securities laws.

                  We have also been advised by our Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

                  Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

10.E     Taxation

                  Under the laws of the Netherlands Antilles as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles do not impose a withholding tax on dividends paid by us. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

10.F     Dividends and Paying Agents

         Not applicable.

10.G     Statement by Experts

         Not applicable.

10.H     Documents on Display

                  Reports and other information about us can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10.I     Subsidiary Information

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

                  In the ordinary course of business, we are exposed to the impact of changes in interest rates and foreign currency fluctuations. In order to minimize the impact of currency fluctuations on our earnings and cash flows, we seek to balance our non-dollar income and expenditure. We generally do not use derivatives to hedge foreign exchange exposure and interest rate volatility. Our cash balances and debt at December 31, 2000 were $50.5 million and $10.8 million, respectively. Based on such balances, a 1% movement in interest rates would have a $505,000 and $108,000 effect on interest receivable and payable, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                  The following financial statements and related schedule, together with the report of PricewaterhouseCoopers are filed as part of this Annual Report on Form 20-F in Item 18:

         Report of Independent Accountants
         Consolidated Balance Sheets as of December 31, 2000 and 1999. Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998.
         Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998.
         Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.
         Notes to the Consolidated Financial Statements.
         Schedule 1 - Condensed Financial Information of Registrant
         Schedule 2 - Valuation and Qualifying Accounts
         Report of Independent Accountants on Financial Statement Schedules


ITEM 19. EXHIBITS

         1.1      Certificate of Incorporation
         1.2      Articles of Incorporation
         6. For a calculation of earnings per share, see note 19 to our Consolidated Financial Statements.
         8.       List of Subsidiaries
         10. Consent of PricewaterhouseCoopers, London, England, authorized public accountants

Orthofix International N.V.

Index to Consolidated Financial Statements

                                                                                                         Page
Statement of Management's Responsibility for Financial Statements.........................................F-1
Report of Independent Accountants.........................................................................F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999..............................................F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998................F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
         2000, 1999 and 1998..............................................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998................F-6
Notes to the consolidated financial statements............................................................F-7


Schedule 1 - Condensed financial information of Registrant                                                S-1

Schedule 2 - Valuation and qualifying accounts                                                            S-5

Report of Independent Accountants on Financial Statement Schedules                                        S-6


Orthofix International N.V.

Statement of Management's Responsibility for Financial Statements

To the Shareholders of Orthofix International N.V:

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgements, have been prepared in conformity with accounting principles generally accepted in the United States. Other financial information in the report to shareholders is consistent with that in the consolidated financial statements.

The Company maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorised use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified personnel.

The Company engaged PricewaterhouseCoopers, independent accountants, to audit and render an opinion on the consolidated financial statements in accordance with auditing standards generally accepted in the United States. These standards include an assessment of the systems of internal controls and test of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, meets periodically with management and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting.
PricewaterhouseCoopers have full and free access to the Audit Committee.



Robert Gaines Cooper
Chairman of the Board of Directors



Charles Federico
President, Chief Executive Officer and Director



Peter W Clarke
Executive Vice President, Chief Financial Officer
Secretary and Director

Orthofix International N.V.

Report of Independent Accountants

To the Board of Directors and Shareholders of Orthofix International N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Orthofix International N.V. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

London, England
June 28, 2001

Orthofix International N.V.

Consolidated Balance Sheets as of December 31, 2000 and 1999


(U.S. Dollars, in thousands except share and per share data)                               2000             1999
                                                                                ---------------  ---------------
Assets
Current assets:
  Cash and cash equivalents                                                            $ 50,458         $  9,724
  Restricted cash                                                                           932              880
Trade accounts receivable, less allowance for doubtful accounts of $5,161 and
  $6,176 at December 31, 2000 and 1999, respectively                                     42,203           39,755
  Inventories                                                                            19,179           15,633
  Deferred income taxes                                                                   3,970            3,739
  Other current assets                                                                    8,992            5,901
                                                                                ---------------  ---------------
Total current assets                                                                    125,734           75,632
Securities and other investments                                                          2,757              525
Property, plant and equipment, net                                                       10,124            9,568
Patents and other intangible assets, net                                                  4,284            2,476
Goodwill, net                                                                            47,164           46,584
Deferred income taxes                                                                       371            1,937
                                                                                ---------------  ---------------
Total assets                                                                           $190,434         $136,722
                                                                                ---------------  ---------------
Liabilities and shareholders' equity
Current liabilities:
  Bank borrowings                                                                      $  5,452         $  4,349
  Current portion of long-term debt                                                       4,512            4,520
  Trade accounts payable                                                                  7,900            7,228
  Other current liabilities                                                              25,670           12,309
                                                                                ---------------  ---------------
  Total current liabilities                                                              43,534           28,406
Long-term debt                                                                              854            5,379
Deferred income taxes                                                                     1,173            1,763
Deferred income                                                                           2,500            2,500
Other long-term liabilities                                                                  91              658
Deferred compensation                                                                       768              817
                                                                                ---------------  ---------------
  Total liabilities                                                                      48,920           39,523
                                                                                ---------------  ---------------
Minority interests                                                                        8,526            7,629
                                                                                ---------------  ---------------

Commitments and contingencies (Notes 13 and 17)
Shareholders' equity
  Common shares $0.10 par value
  Authorized:            30,000,000              (1999:  30,000,000)
  Issued:                13,656,046              (1999:  13,369,583)                      1,366
  Outstanding            13,206,297              (1999:  13,029,834)                                        1,337
  Additional paid-in capital                                                             66,711           63,893
Less:   449,749 treasury shares, at cost (1999: 339,749)                                 (5,841)          (3,783)
                                                                                ---------------  ---------------

                                                                                         62,236           61,447
  Retained earnings                                                                      76,317           31,501
  Accumulated other comprehensive income                                                 (5,565)          (3,378)
                                                                                ---------------  ---------------

Total shareholders' equity                                                              132,988           89,570
                                                                                ---------------  ---------------

Total liabilities, minority interests and shareholders' equity                         $190,434         $136,722
                                                                                ---------------  ---------------



The accompanying notes form an integral part of these consolidated financial statements.


Orthofix International N.V.

Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998

                                                                            2000              1999          1998
                                                                     -----------       -----------   -----------
(U.S. Dollars, in thousands, except share and per share data)
Net sales                                                            $   131,782       $   121,284   $   104,065
Cost of sales                                                             35,789            33,551        29,493
                                                                     -----------       -----------   -----------
  Gross profit                                                            95,993            87,733        74,572

Operating expenses
  Sales and marketing                                                     46,966            41,863        37,949
  General and administrative                                              15,388            12,782        11,987
  Research and development                                                 6,887             6,403         5,875
  Amortization of intangible assets                                        4,027             3,469         3,549
  Impairment of long-lived assets                                              -                 -         3,295
                                                                     -----------       -----------   -----------
                                                                          73,268            64,517        62,655
                                                                     -----------       -----------   -----------
  Total operating income                                                  22,725            23,216        11,917
                                                                     -----------       -----------   -----------
Other income (expense)
    Interest income                                                        2,865               614           326
    Interest expense                                                      (1,379)           (1,204)       (1,135)
    Gain on sale of product license                                            -                 -         8,100
    Gain on EBI litigation settlement (net of expenses)                   37,982                 -             -
    Other, net                                                               382                14          (502)
                                                                     -----------       -----------   -----------
Other income (expense), net                                               39,850              (576)        6,789
                                                                     -----------       -----------   -----------
  Income before income taxes and minority interests
                                                                          62,575            22,640        18,706
Income tax expense                                                       (16,234)           (7,914)       (2,687)
                                                                     -----------       -----------   -----------
  Income before minority interests
                                                                          46,341            14,726        16,019
Minority interests                                                        (1,525)           (1,814)       (1,743)
                                                                     -----------       -----------   -----------
  Net income                                                             $44,816           $12,912       $14,276
                                                                     -----------       -----------   -----------
Net income per common share - basic                                        $3.40             $0.99         $1.10

Net income per common share - diluted                                      $3.20             $0.97         $1.07

Weighted average number of common shares - basic                      13,182,789        13,029,834    12,966,830
                                                                     ===========       ===========   ===========

Weighted average number of common shares - diluted                    13,986,098        13,364,127    13,291,988
                                                                     ===========       ===========   ===========


The accompanying notes form an integral part of these consolidated financial statements.


Orthofix International N.V.

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998

                               Number of                                                   Accumulated
(U.S. Dollars,  in                Common             Additional    Treasury                      Other             Total
thousands, except share           Shares     Common     Paid-in      Shares    Retained  Comprehensive     Shareholders'
data)                        Outstanding     Shares     Capital    (at cost)   Earnings         Income            equity
                             -----------     ------  ----------    ---------   --------  -------------     -------------
At December 31, 1997          12,959,700     $1,312     $63,332     $(1,387)     $4,313        $(2,422)          $65,148

Net income                             -          -           -           -      14,276              -            14,276
Other comprehensive income
  Translation adjustment               -          -           -           -           -          1,369             1,369
                                                                                                           -------------
Total comprehensive income                                                                                        15,645
Repurchase of warrants                 -          -        (174)          -                          -              (174)
Common shares issued             151,855         15         525           -           -              -               540
Conversion of loan note                -          -        (507)          -           -              -              (507)
Common shares purchased for
treasury                        (147,500)         -           -      (1,916)          -              -           (1,916)
                             -----------     ------  ----------    ---------   --------  -------------     -------------

At December 31, 1998          12,964,055      1,327      63,176      (3,303)     18,589         (1,053)           78,736

Net income                             -          -           -           -      12,912                           12,912
Other comprehensive income
  Unrealized gain on
  marketable securities
  (net of taxes of $183)               -          -           -           -           -            292               292
  Translation adjustment               -          -           -           -           -         (2,617)           (2,617)
                                                                                                           -------------
Total comprehensive income                                                                                        10,587
Common shares issued              97,685         10         659           -           -              -               669
Shares purchased for
treasury                         (50,000)         -           -        (681)          -              -              (681)
Common shares issued              18,094          -          58         201           -              -               259
                             -----------     ------  ----------    ---------   --------  -------------     -------------
At December 31, 1999          13,029,834      1,337      63,893      (3,783)     31,501         (3,378)           89,570

Net income                             -          -           -           -      44,816              -            44,816
Other comprehensive income
  Unrealized loss on
  marketable securities (net
  of taxes of $60)                     -          -           -           -           -           (158)             (158)
  Translation adjustment               -          -           -           -           -         (2,029)           (2,029)
                                                                                                           -------------
Total comprehensive income                                                                                        42,629
Common shares issued             286,463         29       2,818           -           -              -             2,847
Shares purchased for
treasury                        (110,000)         -           -      (2,058)          -              -            (2,058)
                             -----------     ------  ----------    ---------   --------  -------------     -------------

At December 31, 2000          13,206,297     $1,366     $66,711     $(5,841)    $76,317        $(5,565)         $132,988
                             -----------     ------  ----------    ---------   --------  -------------     -------------

The accompanying notes form an integral part of these consolidated financial statements.


Orthofix International N.V.

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998

                                                                                 2000         1999          1998
                                                                             --------      -------       -------
(U.S. Dollars, in thousands)
Cash flows from operating activities:
Net income                                                                   $ 44,816      $12,912       $14,276
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                               7,379        6,833         6,521
    (Profit) loss on sale of fixed assets                                         (35)         (79)          428
    Gain on sale of product license                                                 -            -        (8,100)
    Loss on impairment of long-lived assets                                         -            -         3,295
    Deferred taxes                                                                962         (169)       (5,001)
    Minority interest in net income of consolidated subsidiaries                1,525        1,814         1,743
    Other                                                                        (188)          94           261
Changes in operating assets and liabilities:
    Increase in accounts receivable                                            (3,796)      (9,326)       (4,794)
    Increase in inventories                                                    (2,348)      (1,003)       (3,599)
    Increase in other current assets                                           (3,528)      (2,844)           (7)
    Increase in trade accounts payable                                            864           55         1,193
    Increase (decrease) in other current liabilities                           10,658          204          (145)
                                                                             --------      -------       -------
Net cash provided by operating activities                                      56,309        8,491         6,071
                                                                             --------      -------       -------
Cash flows from investing activities:
    Investments in affiliates and subsidiaries                                 (8,349)      (5,474)         (437)
    Capital expenditure                                                        (5,582)      (5,446)       (3,401)
    Proceeds from sale of equipment                                             1,112          126            63
    Restricted cash                                                               (52)         (41)          (43)
    Net proceeds from sale of product license                                       -            -        12,200
                                                                             --------      -------       -------
Net cash (used in) provided by investing activities                           (12,871)     (10,835)        8,382
                                                                             --------      -------       -------

Cash flows from financing activities:
    Net proceeds from issue of common shares                                    2,847          669           540
    Repurchase of warrants and treasury shares                                 (2,058)        (681)       (2,090)
    Proceeds from loans and borrowings                                          5,407       12,411         3,241
    Repayment of loans and borrowings                                          (8,450)      (7,244)      (13,377)
                                                                             --------      -------       -------
Net cash (used in) provided by financing activities                            (2,254)       5,155       (11,686)
                                                                             --------      -------       -------
Effect of exchange rates changes on cash                                         (450)         (57)           72
Net increase in cash and cash equivalents                                      40,734        2,754         2,839
Cash and cash equivalents at the beginning of the year                          9,724        6,970         4,131
                                                                             --------      -------       -------
Cash and cash equivalents at the end of the year                              $50,458       $9,724        $6,970
                                                                             --------      -------       -------

Supplemental disclosure of cash flow information
Cash paid during the year for:
    Interest                                                                   $1,009         $812        $1,206
    Income taxes                                                              $10,755       $8,219        $8,082


The accompanying notes form an integral part of these consolidated financial statements.

Orthofix International N.V.

Notes to the consolidated financial statements

Description of business

The Company and its subsidiaries are principally involved in the development, manufacture, marketing and distribution of advanced products for bone-healing and less invasive medical devices.

1       Accounting policies

(a)     Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned and majority-owned subsidiaries and entities over which the Company has control, the principal ones of which are as follows:

Orthofix Inc. (U.S.A.)
Orthofix S.r.l. (Italy)
Novamedix Services Limited (U.K.)
Orthofix Limited (U.K.)
Novamedix Distribution Limited (Cyprus)
Inter Medical Supplies Limited (Cyprus)
Inter Medical Supplies Limited (Seychelles)
Orthosonics Limited (U.K.) 70%
Intavent Orthofix Limited (U.K.) 52%
D.M.O. S.r.l. (Italy) 70%
Orthofix AG (Switzerland) 70%
Orthofix GmbH ( Germany) 70%
Orthofix do Brasil (Brazil) 68%

All material intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used when the Company has significant influence over significant operating decisions but does not hold control. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these companies. All material intercompany transactions and profits associated with the equity investees are eliminated in consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the date of their acquisition or up to the date of their disposal.

(b)     Foreign currency translation

The accounts of the Company's foreign subsidiaries are recorded using the local currency, which is their functional currency. All balance sheet accounts, except shareholders' equity, are translated at year end exchange rates and revenue and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income

Orthofix International N.V.

(expense). Gains and losses resulting from the translation of foreign currency financial statements are recorded in the accumulated other comprehensive income component of shareholders' equity.

(c)     Inventories

Inventories are valued at the lower of cost or estimated net realizable value, after provision for obsolete items. Cost is determined on a weighted-average basis which approximates the FIFO method. The valuation of work-in-progress and finished goods includes the cost of materials, labor and production. Demo inventory is expensed when issued to sales representatives.

(d)     Reporting currency

The reporting currency is the United States Dollar.

(e)     Market risk

In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not ordinarily use derivatives instruments to hedge foreign exchange exposure. See letter (s) below.

(f)     Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation, except for land which is not depreciated. Depreciation is computed on a straight-line basis over the useful lives of the assets which are as follows:

                                                                           Years
                                                                           -----
Buildings                                                               25 to 33
Plant and equipment                                                      2 to 10
Furniture and fixtures                                                    4 to 8


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

(g)     Intangible assets

Intangible assets consist of goodwill, patents and other assets. Goodwill represents the excess of the cost of acquired businesses over the fair market value of the net assets acquired and is amortized using the straight-line method over its estimated useful life of twenty years. Acquired patents are recorded at fair value and are amortized over their economic life. The Kinesis patents acquired in the August 2000 acquisition of the assets

Orthofix International N.V.

of Kinesis Medical Inc. are being amortized over 15 years. The costs of internally developed intangible assets are expensed as incurred. (See Note 8 to the Consolidated Financial Statements).

(h)     Long-lived assets

The Company reviews long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the company recognises an impairment loss when the sum of undiscounted expected future cash flow is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the related asset. (See Note 2 to the Consolidated Financial Statements).

(i)     Revenue recognition

Revenues are recognized as income in the period in which title passes and the products are delivered. Revenues for inventory delivered on consignment are recognized as the product is accepted or used by the consignee. Revenues exclude any value added or other local taxes, intercompany sales and trade discounts. Revenues are reduced for estimated returns under the Company's limited guarantee programs and estimated cancellations at the time the products are shipped. Revenues related to customer co-payments are recognized when received.

(j)     Research and development costs

Expenditures for research and development are expensed as incurred.

(k)     Income taxes

Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. Deferred tax assets and liabilities are recognized for differences between the book values and the tax bases of assets and liabilities and are adjusted for tax law and rate changes. Tax rates enacted by law are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

(l)     Concentration of credit risk

The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

The Company invests its excess cash in deposits with major banks. The Company has not experienced any losses on its deposits.

(m)     Net income per common share

Net income per common share - basic is computed using the weighted average number of common shares outstanding during each of the respective years. Net income per common share - diluted is computed using the weighted average number of common and common equivalent shares outstanding during each of the respective years. Common equivalent shares represent the dilutive effect of the assumed exercise of outstanding share

Orthofix International N.V.

options (See Note 19 to the Consolidated Financial Statements). Differences between basic and diluted shares result solely from the assumed exercise of certain outstanding share options and warrants.

(n)     Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

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

All financial instruments are stated at carrying values which approximate their fair values at the balance sheet dates.

(q)     Reclassifications

Certain prior year amounts have been reclassified to conform to the 2000 presentation.

(r)     Acquisition of treasury stock

It is the Company's practice, where appropriate, to buy in its own shares in order to enhance shareholder value. Treasury stock is held at cost. Issuance of treasury shares is accounted for based on their average cost.

(s)     Recently issued Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No 133 is effective January 1, 2001 for the Company. Management believes SFAS 133 will not have a material impact on the Company's financial statements, due to the limited use of derivatives and the nature of its contracts.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" in December 1999. The SAB summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted

Orthofix International N.V.

SAB 101 effective January 1, 2000 and its adoption has not had a material impact on the Company's results of operations or financial position.

In March 2000, the FASB issued FASB Interpretation, or FIN 44, " Accounting for Certain Transactions involving Stock Compensation," which clarifies the application of APB 25 for certain issues. The interpretation is effective July 1, 2000 except for the provisions that relate to the modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which are effective after December 15, 1998. The company adopted FIN 44 on its effective date and its adoption has not had a material impact on the Company's results of operations or financial position.

2       Acquisitions, impairment of assets and restructuring

Acquisitions

On August 31, 2000, the Company acquired substantially all of the assets of the Orthotrac(TM) Pneumatic Vest business from Kinesis Medical, Inc. for approximately $7.3 million, of which $625,000 related to accrued integration costs, $343,000 related to conversion of outstanding stock options and warrants, with the balance consisting of cash. Additionally, the agreement provides for contingent payments of $700,000 upon the receipt of a unique healthcare reimbursement code and $400,000 upon the attainment of certain sales thresholds. The acquisition was recorded using the purchase method of accounting.

Kinesis Medical Inc.'s primary product is Orthotrac, which provides a new, non-invasive treatment option for managing patients who are not responding to customary treatment of back pain.

Approximately $4.7 million will be recorded as the excess of the purchase price over the estimated fair values of identifiable net assets and is being amortized on a straight-line basis over its estimated useful life of 20 years. Any future contingent consideration described above, if paid, would result in the Company recording additional goodwill.

The preliminary allocation of the Company's aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed in connection with this purchase are summarized below:

           Working capital, other than cash                            $351
           Fixed assets acquired                                        155
           Intangibles and other assets                               2,104
           Goodwill                                                   4,690
           =================================================================
           Total purchase price                                      $7,300
           -----------------------------------------------------------------
The Company does not believe that the final purchase price allocation will differ significantly from this preliminary purchase price allocation.

At the time of acquisition, Kinesis Medical employed 17 people, two of which were terminated upon acquisition. The Company paid out termination benefits of $92,000 in 2000 and estimates that an additional

Orthofix International N.V.

$408,000 of termination benefits will be incurred in 2001 in connection with the termination of additional employees of Kinesis. In addition, the Company is currently evaluating the relocation of Kinesis's Minnesota facility to the Company's Texas facility which would have an associated cost of $125,000.

The results of operations have been included in the statement of operations from the date of acquisition. In the aggregate, the impact of the acquisition on the results of operations had they occurred on January 1, 2000 would be immaterial.

In November, 2000, the Company subscribed $43,000 for 70% of the equity of Orthofix AG, Switzerland.

On April 20, 1999, the Company paid $1.9 million to the shareholders in Novamedix Distribution Limited (NDL) for an additional 10% equity interest, following exercise by such shareholders of their put option over such shares, thereby raising the Company's ownership of NDL from 80% to 90%. In December 1999, the Company acquired the remaining 10% of the issued share capital of NDL for $2 million. This increase in ownership stake resulted in additional goodwill of $3.5 million.

In 1998, the Company acquired a 30% minority interest in Neomedics Inc. for $119,000. In 1999, the Company's ownership interest in Neomedics Inc. was increased from 30% to 100% at a cost of $750,000, including accrued acquisition costs. Additional goodwill associated with the increase in ownership stake was $793,000.

Impairment of long-lived assets

In April 1998, Orthofix Inc. entered into an agreement with Howmedica Inc. to modify the license agreement for BoneSource. Based on the terms of the modified agreement, Orthofix Inc. re-evaluated the goodwill relating to BoneSource and recognized a write down of $1.6 million in respect of the associated diminution in value, which was classified within other income as an offset to the $9.7 million gain on sale of product license.

In June 1998, the Company, following a review of its strategy for the Ogden Anchor, determined that it would not commit further resources to the development and sales and marketing of the product. Orthofix Inc. re-evaluated the intangible assets relating to its Ogden Anchor product in accordance with its policy on long-lived assets. Based on this evaluation Orthofix Inc. incurred a write-off of approximately $3.3 million, which was charged to operating costs in 1998.

Restructuring

During the latter part of 1996, the Company reviewed all of its activities at Orthofix Inc. resulting in a 1996 restructuring charge of $2.2 million of which $1.8 million related to rental liabilities which are being amortized over the life of the lease through 2001. The current portions of these rental liabilities are $349,000, $451,000 and $294,000 as of December 31, 2000, 1999 and 1998
respectively and the long-term portions are $658,000 and $1,085,000 as of December 31,1999 and 1998, respectively (none at December 31, 2000).

Orthofix International N.V.



3       Restricted cash

                                                                                               December 31
                                                                                          ---------------------
(In thousands)                                                                                2000         1999
Restricted cash                                                                               $932         $880
                                                                                          ========     ========

        In August 1997, Orthofix Inc. purchased a bond for the sum of $780,000 to be used in settlement of the lawsuit brought by AME's former president and chief executive officer (see Note 17 to the Consolidated Financial Statements). Interest income of $52,000 and $41,000 was earned on this bond in 2000 and 1999, respectively.


4       Inventories

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Raw materials                                                                       $2,615     $  2,360
        Work-in-process                                                                      1,714        2,201
        Finished goods                                                                       9,644        5,789
        Field inventory                                                                      1,158          341
        Consignment inventory                                                                5,024        6,432
        Less reserve for obsolescence                                                         (976)      (1,490)
                                                                                          --------     --------
                                                                                           $19,179      $15,633
                                                                                          --------     --------

5       Other current assets

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Refundable sales tax                                                                  $996         $807
        Prepaid income taxes                                                                 2,510        2,073
        Prepayments                                                                          1,379        1,154
        Advances to affiliates                                                               1,060        1,020
        Factored receivables                                                                 2,284            -
        Other                                                                                  764          847
                                                                                          --------     --------
                                                                                            $8,992        $5,901
                                                                                          --------     --------


        During 2000, the Company sold $3.5 million (Lit 7.3 billion) of receivables, without recourse, to a third party. Of this amount $1.2 million (Lit 2.6 billion) was received through 31 December 2000. The remaining $2.3

Orthofix International N.V.

        million (Lit 4.7 billion) is collectable at the earlier of the cash collection or 24 months from the date the receivables are past due.

6       Securities and other investments

        In 2000, the Company acquired a 10% interest in OPED AG for $2.5 million cash which is being accounted for on the cost basis.

        An amount of $218,000 (1999 - $475,000) related to marketable equity securities has been included in the consolidated balance sheet as Securities and Other Investments.

        During 1999, the Company acquired a 30% ownership stake in the voting share capital of Collin S.A., France for $68,000. During 1998, the Company acquired a 47.5% ownership stake in the voting share capital of both Promeca S.A., Mexico and Orthofix do Brasil, for $80,000 and $238,000, respectively.

7       Property, plant and equipment

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Cost
        Building                                                                            $2,827      $ 2,995
        Plant and equipment                                                                 13,935       16,341
        Furniture and fixtures                                                               4,555        5,147
                                                                                          --------     --------
                                                                                            21,317       24,483
                                                                                          --------     --------
        Accumulated depreciation                                                           (11,193)     (14,915)
                                                                                          --------     --------
                                                                                           $10,124       $9,568
                                                                                          --------     --------


        Depreciation expenses for 2000, 1999 and 1998 were $3,504,000, $3,326,000 and $2,972,000 respectively.

Orthofix International N.V.

8       Patents and other intangible assets

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Cost
        Patents                                                                            $13,940      $12,376
        Other                                                                                  783          498
                                                                                          --------     --------
                                                                                            14,723       12,874
        Accumulated amortization
        Patents                                                                            (10,033)     (10,285)
        Other                                                                                 (406)        (113)
                                                                                          --------     --------
                                                                                            $4,284       $2,476
                                                                                          --------     --------

        In 2000, the Company recorded $2.1m of patents, trademarks and domain names as a result of the acquisition of the assets of Kinesis Medical Inc. (see Note 2 to the Consolidated Financial Statements).

9       Goodwill

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Cost                                                                               $65,505      $61,726
        Accumulated amortization                                                           (18,341)     (15,142)_
                                                                                          --------     --------
                                                                                           $47,164      $46,584
                                                                                          --------     --------



        For a discussion of acquisitions since January 1, 1998 and the associated goodwill, and events surrounding the recording of impairments to goodwill during that time, see Note 2 to the Consolidated Financial Statements.

Orthofix International N.V.

10      Bank borrowings


                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Borrowings under lines of credit                                                    $5,452       $4,349
                                                                                          ========     ========

                                                                                               December 31
                                                                                          ---------------------
                                                                                              2000         1999
        Weighted average interest rate at year end:                                              %            %
           Bank borrowings                                                                    4.97         4.17
           Current maturity long-term debt                                                    8.17         8.25

        Borrowings under lines of credit consist of borrowings in Italian Lira. Of the $5.5 million of borrowings under lines of credit, $4.9 million is collaterized by the net assets of Orthofix Srl. The Company had unused available lines of credit of $6.2 million at December 31, 2000 (1999: $7.1 million). The terms of these lines of credit give the Company the option to borrow amounts in Italy at rates which are determined at the time of borrowing.

Orthofix International N.V.

11      Other current liabilities

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Accrued expenses                                                                    $7,868       $4,533
        Salaries and related taxes payable                                                   3,878        3,111
        Other payables                                                                       2,908        3,713
        Provision for AME bonus and earnout (Note 17)                                        5,182            -
        Income taxes payable                                                                 5,834          952
                                                                                          --------     --------
                                                                                           $25,670      $12,309
                                                                                          --------     --------

12      Long-term debt

                                                                                               December 31
                                                                                          ---------------------
        (In thousands)                                                                        2000         1999
        Note payable to bank                                                                $4,000       $8,004
        Long-term obligations                                                               $1,277       $1,777
        Other loans                                                                             89          118
                                                                                          --------     --------
                                                                                             5,366        9,899
        Less current portion                                                                (4,512)      (4,520)
                                                                                          --------     --------
                                                                                              $854       $5,379
                                                                                          --------     --------


        Note payable to bank consists of a $10 million credit arrangement in the form of a Term note (the "Term Note"). The Term Note bears interest at either the current prime rate plus 0.75% or the London Inter Bank Offered Rate (LIBOR) plus 1.75% at the option of the Company. The Term
        Note is collateralized by substantially all of the assets of Orthofix
        Inc.

        Borrowings under the Term Note had average interest rates of 8.25% and 7.93% as of December 31, 2000 and 1999, respectively. The Term Note is due in quarterly installments of $1 million and matures on December 16, 2001.

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

Orthofix International N.V.

        Long-term obligations include a note for $1.3 million (1998: $1.8 million) issued in connection with the acquisition of Osteogenics in December 1994. These obligations have aggregate annual maturities of approximately $500,000 in 2001, $500,000 in 2002 and $277,000 in 2003.
        The obligations bear interest at 8.23%.

        The aggregate maturities of long-term debt for the five years after December 31, 2000 are $4,517,000, $518,000, $296,000, $19,000 and
        $20,000 respectively.

13      Lease commitments

        The Company has entered into operating leases for facilities and equipment. Rent expense under the Company's operating leases for the year ended December 31, 2000, 1999 and 1998 was approximately $1,706,000, $1,631,000 and $1,503,000 respectively. Future minimum lease payments under operating leases as of December 31, 2000 are as follows:

        (In thousands)

        2001                                                               2,169
        2002                                                               1,671
        2003                                                               1,388
        2004                                                               1,148
        2005 and later years                                               4,683
        Total                                                            -------
                                                                          11,059

14      Business segment information

        The Company and its subsidiaries operate in two business segments, North America and International, which reflect the Company's management structure: North American and International operations are the responsibility of their respective Presidents. Both segments are engaged in the design, manufacture and sale of medical equipment. The North American segment is comprised of Orthofix Inc. and its operations. The International segment comprises the remainder of the operations. Transactions between reporting segments are carried out on commercial terms.

Orthofix International N.V.

        Net sales, operating income, and identifiable assets as of and for the three years ended December 31, 2000 for the operating segments of the Company and its subsidiaries are as follows: -

                            Net Sales              Operating income/(expense)         Identifiable assets
                  ------------------------------  ----------------------------  -------------------------------
(In thousands)         2000       1999      1998      2000      1999      1998        2000      1999       1998
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------
International       $88,762    $76,874   $76,481   $18,500   $18,248   $18,780    $117,151  $100,915    $89,794
North America        72,025     62,901    53,183     8,661     7,412     1,040      61,471    58,212     48,610
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------
Segment total       160,787    139,775   129,664    27,161    25,660    19,820     178,622   159,127    138,404
Group activities                     -         -    (3,617)  (2,959)   (3,203)      90,077    58,820     61,426
Intercompany
and investment
eliminations       (29,005)   (18,491)   (25,599)     (819)     515    (4,700)   (78,265)    (81,225)   (77,430)
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------
Total             $131,782   $121,284   $104,065   $22,725  $23,216   $11,917   $190,434    $136,722   $122,400
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------

                                                       Income tax expense
                  Depreciation and amortization            (benefits)                Other income (expense)
                  ------------------------------  ----------------------------  -------------------------------
(In thousands)         2000       1999      1998      2000      1999      1998        2000      1999       1998
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------
International        $3,371     $3,727    $3,134    $9,077    $4,297   $3,354      $31,787     $(499)    $ (87)
North America         3,908      3,006     3,287     6,545     3,617     (667)       6,204       (37)    6,914
Group activities        100        100       100       612         -        -        1,859       (40)      (38)
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------
Total                $7,379     $6,833   $ 6,521   $16,234     $7,914  $2,687      $39,850     $(576)   $6,789
                  ---------   --------  --------  --------   -------  --------  ----------  --------  ---------

Geographical information

Analysis of net sales by geographic destination:

(In thousands)                                                                  2000         1999          1998
                                                                            --------     --------      --------
        U.S.                                                                 $87,374      $75,790       $63,671
        U.K.                                                                  15,512       16,817        15,432
        Italy                                                                 10,590       11,134         9,347
        Others                                                                18,306       17,543        15,615
                                                                            --------     --------      --------
                                                                            $131,782     $121,284      $104,065
                                                                            --------     --------      --------


There are no sales in the Netherlands Antilles.

Orthofix International N.V.

        Geographical information

        Analysis of long-lived assets by geographic area:

        (In thousands)                                                          2000         1999          1998
                                                                            --------     --------      --------
        U.S.                                                                 $40,296      $36,240       $35,885
        Others                                                                24,033       22,915        21,123
                                                                            --------     --------      --------
                                                                             $64,329     $ 59,153       $57,008
                                                                            --------     --------      --------



15      Income tax expense

        The Company and each of its subsidiaries are taxed at the rates applicable within each respective company's jurisdiction. The composite income tax rate will vary according to the jurisdictions in which profits arise.

                                                                                     Year ended December 31
                                                                            -----------------------------------
        (In thousands)                                                          2000         1999          1998
        Italy  - Current                                                      $2,725       $2,850      $ 2,367
               - Deferred                                                        152           21          (72)
        Cyprus - Current                                                       5,210          323          327
               - Deferred                                                       (230)          (4)        (106)
        U.K.   - Current                                                       1,203        1,101          802
               - Deferred                                                        (68)           -            -
        U.S.   - Current                                                       5,518        3,882        4,977
               - Deferred                                                      1,027         (265)      (5,644)
        Netherlands Antilles
               - Current                                                         612            -            -
        Other                                                                     85            6           36
                                                                            --------     --------      --------
                                                                             $16,234      $ 7,914      $ 2,687
                                                                            --------     --------      --------

        Income from continuing operations before provision for income taxes consisted of:

                                                                                    Year ended December 31
                                                                            -----------------------------------
        (In thousands)                                                          2000         1999         1998
        U.S.                                                                 $14,866       $7,171       $7,953
        Non U.S.                                                              47,706       15,469       10,753
                                                                            --------     --------      --------
                                                                             $62,575      $22,640      $18,706
                                                                            --------     --------      --------

Orthofix International N.V.

        The tax effects of the significant temporary differences, which comprise the deferred tax liabilities and assets are as follows:

        -----------------------------------------------------------------------
        (In thousands)                                        2000         1999
                                                          --------     --------
        Deferred tax liabilities
        Goodwill                                             $(200)       $(260)
        Patents                                               (458)        (534)
        Inventories                                            (96)        (125)
        Depreciation                                          (374)        (249)
        Other                                                 (846)        (620)
                                                          --------     --------
                                                            (1,974)      (1,788)
                                                          --------     --------

        Deferred tax assets
        Compensation                                           395          309
        Inventories and related reserves                     1,812        1,707
        Allowance for doubtful accounts                      1,698        2,129
        Net operating loss carry forwards                      482           93
        Restructuring charges                                  130          413
        Deferred royalties                                     934          934
        Other                                                   80           91
                                                          --------     --------
                                                             5,531        5,676
        Valuation allowance                                   (389)           -
                                                          --------     --------
                                                             5,142        5,676
                                                          --------     --------
        Net deferred tax asset                              $3,168       $3,888
                                                          --------     --------

        The deferred tax provisions in respect of goodwill arise in a foreign subsidiary and relate to tax effects of the amortization of goodwill which is deductible for income tax purposes over a period of five years and which is charged against operating results over a period of twenty years. During 2000, the Company generated net taxable losses in locations where it was not more likely than not that those losses would be utilised, and accordingly, a valuation allowance was established.

Orthofix International N.V.


                                                                                    Year ended December 31
                                                                            -----------------------------------
        (In thousands)                                                          2000         1999         1998
        Statutory tax:
        Italy (42.3%)                                                          2,835        2,827        2,787
        Cyprus (3.93%)                                                         5,259          319          392
        U.K.  (31%)                                                            1,101        1,097          937
        U.S. (36%)                                                             5,176        2,582        2,777
        Netherlands Antilles                                                     570            -            -
                                                                            --------     --------      --------
                                                                              14,941        6,825        6,893
        Goodwill                                                                 672         1,035        2,260
        Valuation allowance movements                                              -            -       (5,997)
        Other differences                                                        621           54         (469)
                                                                            --------     --------      --------
        Income tax expense                                                   $16,234       $7,914        $2,687
                                                                            --------     --------      --------

        A portion of the other difference relates to income tax charged during the year on inter-group stock profits arising from the sale of inventories from one subsidiary to another and which have not been sold to third parties at the year end and has been deferred. In the twelve months ended December 31, 2000, 1999 and 1998, this amounted to $113,000, $102,000 and $625,000, respectively.

        Since the Company plans to continue to finance foreign operations and expansion through reinvestment of undistributed earnings of its foreign subsidiaries (approximately $76.5 million at December 31, 2000), no provision is made for United States or additional foreign taxes on such earnings. When the Company identifies exceptions to the general reinvestment policy, additional taxes are provided.

16      Related Parties

        The following related party balances and transactions as of and for the three years ended December 31, 2000, between the Company and other companies in which executive directors have an interest are reflected in the consolidated financial statements. The Company buys and sells consumable products related to the A-V Impulse System and buys the Laryngeal Mask from companies in which two board members have a beneficial interest.


                                                                                    Year ended December 31
                                                                            -----------------------------------
        (In thousands)                                                          2000         1999         1998
        Revenues                                                              $1,158         $936       $1,444
        Purchases                                                             $9,679       $9,629       $8,864
        Accounts payable                                                        $613         $572         $396
        Accounts receivable                                                     $164         $188       $1,207


Orthofix International N.V.

17      Commitments and contingencies

        In connection with the incorporation of Orthofix AG, the Company has been granted an option to purchase a further 15% of the shares of that company by the minority shareholders. The latter have been granted an option to request the Company to purchase the remaining 15% of the shares. Both options are exercisable between five and ten years after the incorporation of Orthofix AG. The purchase consideration is based on a multiple of the net income of Orthofix AG in the twelve month period preceding the exercise date.

        In connection with the purchase of the final 10% of the equity of Novamedix in December 1999, the Company has agreed to pay the relevant shareholders the amount by which the purchase consideration would have exceeded $2.0 million assuming that the options exercised by those shareholders in December 1999 had been exercised on 31 December 2001. The purchase consideration is based on a multiple of the net income of Novamedix in the twelve month period preceding the exercise date.

        As of July 26, 1997, Orthofix International N.V. has been granted an option expiring on December 31, 2001 to purchase a further 15% of the shares of Orthosonics Limited. As of the same date, the original vendors have been granted an option expiring on December 31, 2002 to request Orthofix International N.V. to purchase the remaining 15% of the shares. The purchase price for both Orthofix International N.V. and the original vendors is based on a multiple of the net income of Orthosonics Limited in the twelve month period preceding the exercise date.

        Litigation

        The Company, in the normal course of its business, is involved in various lawsuits from time to time. In addition, the Company is subject to certain other contingencies discussed below:

        On January 29, 1999, two couples who owned shares of the common stock of America Medical Electronics Inc, ("AME") commenced a civil action against the Company and one of its subsidiaries and the Review Committee seeking, inter alia, the maximum Earnout and Bonus under the merger agreement. The Company is vigorously defending against the action.

        On January 3, 2001, Norian Corporation filed a patent infringement suit against Stryker Corporation ("Stryker") alleging the manufacture, use, sale, or offer for sale of BoneSource (R). The Company is not a party to the suit, but Stryker is the assignee of patents, know how, and trademarks related to BoneSource from Osteogenics, Inc, which is a wholly owned subsidiary of Orthofix Inc. The Company understands that Stryker is vigorously defending against Norian's claim. If Norian prevails on its claim, it could reduce royalty payments to Osteogenics, Inc. under the assignment agreement with Stryker and impact the value of intangible assets recorded for the patents.

        Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc ("KCI") alleging infringement of the patents relating to Novamedix's A-V Impulse System product, breach of contract, and unfair competition. In this action, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair

Orthofix International N.V.

        competition against KCI. No trial date for this matter is presently scheduled and any trial is not expected to begin before the final quarter of 2001. A portion of any amounts received will be payable to former owners of the Company under the original purchase agreement.

        On November 29, 1995 Inter Medical Supplies Limited filed an action against Biomet Inc. ("Biomet") and against EBI Medical Systems Inc. ("EBI MS") and Electro-Biology Inc. ("EBI"), both subsidiaries of Biomet, alleging breach of contract. Orthofix S.r.l. and Orthofix Inc. also filed an action against Biomet, EBI and EBI MS alleging breach of contract, violations of trade secrets, patent and trademark infringement. On January 10, 2000 and after successful lower court judgements, the United States Supreme Court declined to review the Third Circuit's decision. As a direct result of the Supreme Court's order, EBI wired $64,174,752 to satisfy the judgment in favor of the Company. The net gain in the Consolidated Financial Statements is presented net of contingent fees payable to attorneys and other expenses totaling $26 million.

        On August 21, 1995, the Company acquired substantially all the outstanding stock of AME and merged AME into Orthofix Inc. Prior to the merger, Orthofix Inc. had no operating activity. The principal terms of the acquisition included cash payments of approximately $47.5 million and the issuance of approximately 1.95 million shares of the Company's common stock with a fair market value of approximately $33.5 million. Additionally, the Merger Agreement provided for payments contingent upon the attainment of certain gross revenue thresholds by the Company in 1995, 1996 and/or 1997 and were not compensatory in nature. The Earnout and Bonus, if paid, were to be paid in cash, common stock of the Parent or a combination thereof on a Payout Date defined in the Merger Agreement.

        The Company announced that the Review Committee, established to determine contingent amounts payable under the Agreement and Plan of Merger relating to the acquisition of AME, determined that Orthofix will pay the AME Record Holders $500,000 (which was satisfied in cash and issuance of treasury shares with a fair market value of $259,000), and 12% of the net recovery, if any, received from its judgement against Biomet, EBI and EBI MS up to a maximum of $5,500,000.

        Orthofix Inc. is a defendant in a lawsuit brought by AME's former president and chief executive officer (The Plaintiff) related to the termination of his employment with AME. On May 19, 1997, the jury in such trial found that AME had failed to comply with the employment agreement and awarded damages of $1,479,645 against Orthofix Inc. The jury also found that certain directors of AME had tortuously interfered with the employment agreement and awarded damages of $1,238,179 against the directors. On September 12, 1997, the trial court entered judgment that the Plaintiff recover $679,645 plus prejudgment interest from Orthofix Inc., which has been paid and $1,238,179 plus prejudgment interest from the directors. An appeal of the judgment against the directors is currently pending. The Company believes that any liability resulting from this litigation will not have a material adverse effect on the Company's financial condition.

        In management's opinion, the Company is not currently involved in any other legal proceeding, individually or in the aggregate, that will have a material effect on the financial position, liquidity or operating results of the Company.

Orthofix International N.V.

        Concentrations of credit risk

        Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. Cash investments are primarily in money market funds deposited with major financial center banks. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the Company's customer base. Certain of these customers rely on third party healthcare payers, such as private insurance companies and governments, to make payments to the Company on their behalf. Amounts receivable in countries where the government funds medical spending are primarily located in North Africa, South America, Asia and Europe. The Company maintains an allowance for losses based on the expected collectability of all accounts receivable.

        The Company sells via a direct sales force and distributors. The Company's distributor of the A-V Impulse System in North America, Kendall Healthcare Inc., accounted for 11% of net sales in 2000 and 10% in 1999 and 1998.

18      Pensions and deferred compensation

        Orthofix Inc. sponsors a defined contribution benefit plan (the "401(k) Plan") covering substantially all full time employees. The 401(k) Plan allows for participants to contribute up to 15% of their pre-tax compensation, subject to certain limitations, with the Company matching 100% of the first 2% of the employee's base compensation and 50% of the next 4% of the employee's base compensation if contributed to the 401(k) Plan. During the years ended December 31, 2000, 1999 and 1998, expenses incurred relating to the 401(k) Plan, including matching contributions, were approximately $563,000, $338,000, and $441,000, respectively.

        The Company operates defined contribution pension plans for all other employees not described above meeting minimum service requirements. The companys' expenses for such pension contributions during 2000, 1999 and 1998 were approximately $240,000, $205,000, and $189,000, respectively.

        Under Italian Law, Orthofix S.r.l. and D.M.O. S.r.l. accrue, on behalf of their employees, deferred compensation which is paid on termination of employment. Each year's provision for deferred compensation is based on a percentage of the employee's current annual remuneration plus an annual charge. Deferred compensation is also accrued for the leaving indemnity payable to agents in case of dismissal which is regulated by a national contract and is equal to approximately 3.5% of total commissions earned from the Company. The Company's expenses for deferred compensation during 2000, 1999 and 1998 were approximately $165,000, $181,000 and $169,000 respectively. Deferred compensation payments of $153,000, $95,000 and $100,000 were made in 2000, 1999 and 1998, respectively. The year-end balance represents the amount which would be payable if all the employees and agents had terminated employment at that date.

19      Staff and executive share option plans and warrants

        At December 31, 2000, the Company had five stock-based compensation plans, which are described below. The Company applies APB 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation charges for stock-based compensation under these four plans been determined consistent with SFAS 123, the

Orthofix International N.V.

        Company's net income and net income per common share for the years ended December 31, 2000, 1999 and 1998 would have been equal to the pro forma amounts indicated below:


                                                                                    Year ended December 31
                                                                            -----------------------------------
        (In thousands except per share data)                                    2000         1999         1998
        Net income
           As reported                                                       $44,816      $12,912     $ 14,276
           Pro forma                                                         $41,085      $11,973     $ 13,560
        Net income per common share - basic
           As reported                                                         $3.40        $0.99        $1.10
           Pro forma                                                           $3.12        $0.92       $ 1.05
        Net income per common share - diluted
           As reported                                                         $3.20        $0.97       $ 1.07
           Pro forma                                                           $2.94        $0.90        $1.02


        The fair value of each option under the Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998 respectively: dividend yield of 0%, 0% and 0%; expected volatility of 45%, 55% and 55%; risk-free interest rates of 6.0%, 5.76% and 5.00%; and expected lives of 4.50, 4.50 and 4.50 years.

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

        Staff Share Option Plan

        The Staff Stock Option Plan ("Staff Plan") is a fixed stock option plan which was adopted in April 1992. Under the Staff Plan, the Company may grant options to its employees for up to 1,760,600 shares of common stock at the estimated fair market value of such options at the date of grant. Options generally vest based on years of service with all options to be fully vested within five years from date of grant. Options granted under the Staff Plan expire on June 30, 2002 or ten years after date of grant.

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

Orthofix International N.V.

        AME Warrants

        At the time of the merger with AME, warrants to purchase 320,000 shares of AME common stock (the "AME warrants") were outstanding. These were assumed by the Company pursuant to the Merger Agreement. After adjustment to take account of the exchange ratio, 185,592 common stock warrants were outstanding. During 1999, the Company bought back 69,598 warrants from the holders leaving 115,994 warrants exercisable at December 31, 2000 at prices ranging from $18.10 to $30.60 per common share and expiring on various dates through December 2003.

        Executive Share Option Plan

        Under the Executive Share Option Plan ("Executive Plan"), approved by shareholders in March 1992, 1,945,000 shares have been reserved for issuance to certain executive officers. The grant price, determined by the Board, cannot be less than the fair market value at the time of grant or $14.40, the equivalent of 120% of the price in the initial public offering price of $12.00. Fifty percent of options granted vest automatically on the tenth anniversary of the date of grant, or earlier on the satisfaction of a performance keyed to the market price of the common shares and a service condition. The remaining fifty percent vest in 20% increments on the first through fifth anniversaries of the date of grant. Options granted under the Executive Share Option Plan expire on May 1, 2004.

        Performance Accelerated Stock Option Agreement

        In December 1999, the Company's Board of Directors adopted a resolution approving, and on June 29, 2000, the Company's shareholders approved, the grant to certain executive officers of the Company of performance accelerated stock options ("PASOs") to purchase up to 1,000,000 shares of the Company's Common Shares, subject to the terms summarized below. The option to purchase the Company's Common Shares under the PASOs were granted effective January 1, 1999 (the "Grant Date") at an exercise price equal to $17.875 per share, the price of the Company's Common Shares on the date shareholders approved the reservation of 1,000,000 shares for issuance under the PASO plan.

        The PASOs include both service-based and performance-based vesting provisions. Under the service-based provisions, subject to the continued employment of the executive, the PASOs become 100% nonforfeitable and exercisable on the fifth anniversary of the Grant Date. Vesting under the PASOs will be accelerated, however, if certain stock price targets are achieved. The performance-based vesting provisions provide for the vesting of one-eighth of the PASO grant for each $5.00 increase in the price of the Common Shares above $15.00 per share. The total number of shares eligible for the accelerated vesting on an annual basis is limited to 20% of the number of shares subject to the PASO. In addition, regardless of vesting, no shares may be exercised prior to December 31, 2001.

        The PASOs provide for one exception to the general vesting and exercise rules described above. If the price of the Company's stock equals or exceeds $55.00 per share on or after December 31, 2002, 100% of the shares subject to the PASO will be nonforfeitable and exercisable. If the $55.00 per share price target is attained prior to December 31, 2002, the formula describe above would be applied to determine the number of vested shares, but on December 31, 2002, all shares subject to the PASO will be nonforfeitable and exercisable. The shares subject to the PASO, if not earlier exercised or terminated, will terminate on the tenth anniversary of the grant date.

Orthofix International N.V.

        Summaries of the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates are presented below:

                                                         2000                     1999                     1998
                                              ------------------------  -----------------------  -----------------------
                                                              Weighted                 Weighted                 Weighted
                                                               Average                  Average                  Average
                                                              Exercise                 Exercise                 Exercise
        Fixed Options & Warrants                   Shares        Price      Shares        Price      Shares        Price
                                              ------------    --------   ---------    ---------   ---------    ---------
        Outstanding at beginning of year        2,999,462       $13.34   2,957,662       $13.12   2,926,560       $12.42


        Granted                                 1,213,406       $17.53     124,750       $12.90     249,500       $12.12
        Exercised                                (259,180)       $9.63     (70,200)       $5.15    (125,550)      $ 2.82
        Forfeited                                 (88,340)      $12.74     (12,750)       $9.87     (92,848)      $11.73
                                              ------------    --------   ---------    ---------   ---------    ---------
        Outstanding at end of year              3,865,368       $14.91   2,999,462      $ 13.34   2,957,662       $13.12
                                              ------------    --------   ---------    ---------   ---------    ---------

        Options exercisable at end of year      1,390,162                1,496,612                1,450,712
        Weighted average fair value of                           $7.17                    $6.47                    $6.06
        options granted during the year at
        market value
        Weighted average fair value of                           $6.50                        -                    $1.27
        options granted during the year in
        excess of market values



                       Outstanding and exercisable by price range as of December 31,2000


                                                Options Outstanding                        Options Exercisable
                                   ---------------------------------------------    -----------------------------
                                                    Weighted
                                                     Average
                                                   Remaining            Weighted                         Weighted
        Range of                        Number   Contractual             Average         Number           Average
        Exercise Prices            Outstanding          Life      Exercise Price    Exercisable    Exercise Price
                                   -----------    ----------      --------------    -----------    --------------
        $2.140 - $10.000               380,700          3.39               $7.70        329,350             $7.61
        $10.625 - $14.188              314,850          7.79              $11.92         55,000            $10.97
        $14.400 - $14.400            1,857,500          3.40              $14.40        867,000            $14.40
        $14.440 - $30.610            1,312,218          7.53              $18.45        138,812            $24.84
                                   -----------    ----------      --------------    -----------    --------------
        $2.140 - $30.610             3,865,368          5.16              $14.91      1,390,162            $13.70
                                   -----------    ----------      --------------    -----------    --------------

Orthofix International N.V.

20      Subsequent events

        On May 3, 2001, the Company acquired a further 70% equity interest in `Collin Orthofix S.A.', France for consideration of $1.6 million, paid in cash and cancellation of amounts owing to the Company, taking the Company's interest to 100%.

        In April 2001, the Company received an administrative request for records from the Office of the Inspector General of the United States Department of Health and Human Services. In June 2001, the Company received a subpoena duces tecum from the Office of the Inspector General of the United States Department of Defense. The Company intends to cooperate fully with the Agency and the Company's attorneys have already held a preliminary meeting with Agency representatives. On the basis of that meeting, it appears that the Agency's inquiry may relate to coding for the Company's pulsed electronic magnetic field and EZ Brace products for reimbursement under the Medicare program from 1994 to 2001. Because of the preliminary status of the inquiry, the Company cannot predict what the final outcome may be, although it could have a material adverse effect on the Company's business.

Schedule 1 - Condensed Financial Information of Registrant

Orthofix International NV ("the Company") holds an investment in a wholly owned subsidiary, Orthofix, Inc, and its subsidiaries. In accordance with rule 12-04 of Regulation S-X, the following condensed financial information has been presented as the restricted net assets of Orthofix Inc. and its subsidiaries exceed 25% of the condensed net assets of the Company. Refer to note 12 of the Company's consolidated financial statements for disclosure of the long-term debt obligations and related covenants which restrict the net assets of Orthofix Inc. and its subsidiaries


                                                                                               December 31
                                                                                          ---------------------
        In thousands                                                                          2000         1999
        Assets
        Current assets
        Cash and cash equivalents                                                           $2,777         $885
        Restricted cash                                                                        932          880

        Accounts receivable, (net of allowance for doubtful accounts
          of $4,648 and $5,711 respectively)                                                17,852       17,140

        Inventory(1)                                                                        13,921       13,625
        Deferred income taxes receivable and other current assets                            4,873        4,781
                                                                                          --------       ------
        Total current assets                                                                40,355       37,311

        Securities and other investments                                                       219          475
        Fixed assets and intangibles (net of accumulated depreciation
         and amortization of $5,372 and $7,754 respectively)                                 6,735        4,848
        Goodwill (net of accumulated amortization of $10,023
        and $7,981 respectively)                                                            33,561       30,915
        Deferred tax asset                                                                     151        1,819
                                                                                          --------       ------
        Total assets                                                                       $81,021      $75,368
                                                                                          --------       ------


        In thousands

        Liabilities and shareholders' equity
        Current liabilities
        Accounts payable                                                                    $1,434       $1,324
        Accounts payable - inter-company                                                    13,181       12,535
        Accrued expenses                                                                     6,803        6,347
        Current portion of long-term debt (2)                                                4,500        4,504
        Other current liabilities                                                               21          459
                                                                                          --------       ------
        Total current liabilities                                                           25,939       25,169


        Long term debt (2)                                                                     777        5,277
        Other long term liabilities and deferred income tax                                  2,584        3,751
        Loan note payable - inter-company                                                    6,500        4,402
                                                                                          --------       ------
                                                                                            35,800       38,599
                                                                                          --------       ------

        Shareholders' equity
        Additional capital in excess of par                                                 59,476       59,133
        Accumulated deficit                                                                (14,290)     (22,656)
        Other comprehensive income                                                             135          292
                                                                                          --------       ------
        Total shareholder's equity                                                          45,221       36,769
                                                                                          --------       ------
        Total liabilities and shareholders' equity                                         $81,021      $75,368
                                                                                          --------       ------




                                                                                               December 31
                                                                                              2000         1999
                                                                                          --------       ------
        (1) Inventory
        Raw materials                                                                       $1,415       $1,011
        Work-in-progress                                                                       908          185
        Finished goods                                                                      16,025       16,626
        Field inventory                                                                         57          123
        Less reserve for refurbishment, obsolescence and lost field units                   (4,484)      (4,320)
                                                                                          --------       ------
                                                                                           $13,921      $13,625
                                                                                          --------       ------

        The inventory of Orthofix Inc. includes inter-company profits of $6,311,000 and $7,967,000 for 31 December 2000 and 1999.


In thousands                                                                                        December 31
                                                                                                           2000
                                                                                                    -----------
        (2) Long-term debt - five year maturity
        2001                                                                                             $4,500
        2002                                                                                                500
        2003                                                                                                277
                                                                                                    ------------
                                                                                                         $5,277



                                                                                2000         1999         1998
                                                                            --------     --------      --------
        Net sales                                                            $72,025      $62,901       $53,183
        Cost of sales                                                         19,557       17,836        14,861
                                                                            --------     --------      --------
                                                                              52,468       45,065        38,322

        Selling, general and administrative expense                           36,019       31,059        27,289
        Research and development expense                                       4,498        3,813         3,261
        Depreciation and amortization expense                                  3,367        3,006         3,287
                                                                            --------     --------      --------
        Operating income                                                       8,584        7,187          4,485

        Other expense                                                           (483)         (37)       (1,186)
        One-time charges                                                       6,687            -         4,654
                                                                            --------     --------      --------

        Net income before taxes                                               14,788        7,150         7,953
        Income tax benefit (expense)                                          (6,544)      (3,617)          667
                                                                            --------     --------      --------

        Net income                                                            $8,244       $3,533        $8,620

        Other expense
        Other comprehensive income, net of tax unrealised gain (loss)
        during period                                                           (157)         292             -
                                                                            --------     --------      --------
        Total other comprehensive income                                      $8,087       $3,825        $8,620
                                                                            --------     --------      --------


                                                                                2000         1999         1998
                                                                            --------     --------      --------

        Funds provided (used) by operations                                  $11,372      $(2,026)        $(799)
        Investing activities:
        Cash paid for equity method investments                                    -            -          (119)
        Cash paid for acquisitions                                            (5,614)        (700)            -
        Purchase of furniture and equipment                                   (2,415)      (2,185)       (2,015)
        Purchase of intangibles                                                    -         (370)            -
        Proceeds from sale of assets                                             818            -             -
        Proceeds from sale of product license                                      -            -        12,200
                                                                            --------     --------      --------
        Net cash (used in) provided by investing activities                   (7,211)      (3,255)       10,066

        Financing activities
        Other                                                                    (52)         (41)          (59)
        Repayments of bank note                                               (8,717)      (5,862)       (8,437)
        Borrowings                                                             6,500       10,000           500
                                                                            --------     --------      --------

        Net cash used in financing activities                                 (2,269)       4,097        (7,996)
        Increase (decrease) in cash and cash equivalents                       1,892       (1,184)        1,271
        Cash and cash equivalents at beginning of period                         885        2,069           798
                                                                            --------     --------      --------
        Cash and cash equivalents at end of period                            $2,777         $885        $2,069
                                                                            --------     --------      --------


Schedule 2 - Valuation and Qualifying Accounts

     In thousands                                                   Additions
-------------------------     ------------------------------------------------
                                Balance at
Provisions from assets        beginning of   Charged to cost        Charged to          Deductions/   Balance at
to which they apply:                  year      and expenses    other accounts                Other  end of year
                              ------------   ---------------    --------------          -----------  -----------
2000
Allowance for doubtful
debts                                6,176             3,376               (14)              (4,377)       5,161
Inventory provisions                 1,490               227              (160)                (581)         976
Provisions for deferred
compensation                           817               168                 -                 (217)         768

Restructuring provisions             1,109                 -                625(1)             (759)         975
Valuation allowance                      -               389                 -                    -          389
1999
Allowance for doubtful
debts                                4,912             3,227               121               (2,084)       6,176
Inventory provisions                 1,477               124                 -                 (111)       1,490
Provisions for deferred
compensation                           850               172                 -                 (205)         817
Restructuring provisions             1,641                 -                 -                 (532)       1,109
1998
Allowance for doubtful
debts                                4,199             2,839               276               (2,402)       4,912
Inventory provisions                 5,427                 -                 -               (3,950)       1,477
Provisions for deferred
compensation                           724               169                 -                  (43)         850
Restructuring provisions             1,852                 -                 -                 (211)       1,641
Valuation allowance                  5,997                 -                 -               (5,997)           -

(1) - Established in connection with the acquisition of Kinesis

Report of Independent Accountants on Financial Statement Schedules



To the Board of Directors and Shareholders of Orthofix International N.V.:



Our audits of the consolidated financial statements referred to in our report dated 27 June 2001 appearing on page F-2 of the Form 20F of Orthofix International N.V. also included an audit of the financial statement schedules listed in the index on pages S-1 to S-5 of this Form 20F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



London, England
28 June 2001

                           ORTHOFIX INTERNATIONAL N.V.

                                   SIGNATURES




The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                          ORTHOFIX INTERNATIONAL N.V.




                                          By:      /s/ Peter Clarke
                                              ----------------------------------
                                              Name:    Peter Clarke
                                              Title:   Executive Vice President,
                                                       Chief Financial Officer
                                                       Secretary and Director
  June 29, 2001

                                LIST OF EXHIBITS

Exhibit Number          Description
--------------          -----------

1.1                     Certificate of Incorporation
1.2                     Articles of Incorporation
6. For a calculation of earnings per share, see note 19 to our Consolidated Financial Statements.
8.                      List of Subsidiaries
10. Consent of Pricewaterhouse Coopers, London, England, authorized public accounts