Form 20-F
period 2001-12-31
ORTHOFIX INTERNATIONAL N V
filed 2002-06-26
CIK 884624

As filed with the Securities and Exchange Commission on June 26, 2002.
     ----------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F
                            ------------------------

|_| Registration statement pursuant to Section 12(b) or Section 12(g) of the
    Securities Exchange Act of 1934
                                       or
|X| Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act
    of 1934 for the fiscal year ended December 31, 2001
                                       or
|_| Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934

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

           Securities registered pursuant to Section 12(g) of the Act:
                     Common Stock, $0.10 par value per share
                                (Title of class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          Common Stock, $0.10 par value per share.....................12,802,276
                             -----------------------

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X No --- ---

          Indicate by check mark which financial statement item the registrant has elected to follow:

          Item 17    Item 18
                  ---        ---

        ----------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page

INTRODUCTION...................................................................3


PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................3
ITEM 3.  KEY INFORMATION.......................................................3
         3.A   Selected Financial Data.......................... ..............3
         3.B   Capitalization and Indebtedness.................................4
         3.C   Reasons for the Offer and Use of Proceeds.......................4
         3.D   Risk Factors....................................................4
ITEM 4.  INFORMATION ON THE COMPANY............................................8
         4.A   History and Development.........................................8
         4.B   Business Overview..............................................10
         4.C   Organizational Structure.......................................20
         4.D   Property, Plants and Equipment.................................21
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................22
         5.A   Operating Results..............................................22
         5.B   Liquidity and Capital Resources................................26
         5.C   Research and Development, Patents and Licenses.................28
         5.D   Trend Information..............................................28
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................29
         6.A   Directors and Senior Management................................29
         6.B   Compensation...................................................31
         6.C   Board Practices................................................33
         6.D   Employees......................................................34
         6.E   Share Ownership................................................34
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................34
         7.A   Major Shareholders.............................................34
         7.B   Related Party Transactions.....................................35
         7.C   Interests of Experts and Counsel...............................36
ITEM 8.  FINANCIAL INFORMATION................................................36
         8.A   Consolidated Statements and Other Financial Information........36
         8.B   Significant Changes............................................38
ITEM 9.  THE OFFER AND LISTING................................................38
         9.A      Offer and Listing Details...................................38
         9.B      Plan of Distribution........................................39
         9.C      Market......................................................39
         9.D      Selling Shareholders........................................39
         9.E      Dilution....................................................39
         9.F      Expenses of the Issue.......................................39
ITEM 10. ADDITIONAL INFORMATION...............................................39
         10.A     Share Capital...............................................39
         10.B     Memorandum and Articles of Association......................40
         10.C     Material Contracts..........................................41
         10.D     Exchange Controls...........................................41
         10.E     Taxation....................................................42
         10.F     Dividends and Paying Agents.................................42
         10.G     Statement by Experts........................................42
         10.H     Documents on Display........................................42
         10.I     Subsidiary Information......................................42
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........42

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............42
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................42
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
         USE OF PROCEEDS......................................................43
ITEM 15. [RESERVED]...........................................................43
ITEM 16. [RESERVED]...........................................................43
PART III
ITEM 17. FINANCIAL STATEMENTS.................................................43
ITEM 18. FINANCIAL STATEMENTS.................................................43
ITEM 19. EXHIBITS.............................................................43

                                  INTRODUCTION

          In this annual report on Form 20-F for the fiscal year ended December 31, 2001, all references to "the Company," "Orthofix," "we" and "our" include Orthofix International and our subsidiaries and affiliates, unless the context otherwise requires.

          We publish our consolidated financial statements in United States dollars. In this annual report on Form 20-F, references to "United States dollars," "dollars," "US$" or "$" are to United States currency.

                                     ------

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.   KEY INFORMATION

3.A   Selected Financial Data

          The following selected consolidated financial data for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 have been derived from our audited consolidated financial statements. The financial data for the years ended December 31, 2001, 2000 and 1999 and at December 31, 2001, 2000 and 1999 should be read in conjunction with, and are qualified in their entirety by reference to, "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.


                                                                       Year ended December 31,
                                                        ----------------------------------------------------
                                                           2001       2000       1999       1998      1997
                                                           ----       ----       ----       ----      ----
                                                        (In US$ thousands, except margin and per share data)
Consolidated operating results
Net sales.........................................      162,360    131,782    121,284    104,065    89,963
Gross profit......................................      119,408     95,993     87,733     74,572    64,597
Gross profit margin...............................          74%        73%        72%        72%       72%
Total operating income(1), (2)....................       30,499     22,725     23,216     11,917    10,058
Net income(3).....................................       20,964     44,816     12,912     14,276     3,069
Net income per share of common stock (basic)......         1.60       3.40       0.99       1.10      0.24
Net income per share of common stock (diluted)....         1.42       3.20       0.97       1.07      0.23
Net income per share of common stock (diluted)
  (before non-recurring items)....................         1.42       1.07       0.97       0.71      0.28

Consolidated financial position                                             As of December 31,
(at year-end)                                           ---------------------------------------------------------
                                                           2001       2000       1999         1998        1997
                                                           ----       ----       ----         ----        ----
                                                                (In US$ thousands, except share data)
Total assets .....................................      188,914     190,434      136,722      122,400     112,948
Total debt........................................        5,560      10,818       14,248        9,585      20,298
Shareholders' equity..............................      138,102     132,988       89,570       78,736      65,148
Weighted average number of shares of
  common stock outstanding (basic)................   13,086,467  13,182,789   13,029,834   12,966,830  12,932,807
Weighted average number of shares of
  common stock outstanding (diluted)..............   14,737,567  13,986,098   13,364,127   13,291,988  13,211,397

---------------
(1) Total operating income for 1997 is after restructuring charges of $1,010,000. See note 2 to the Consolidated Financial Statements.
(2) Total operating income for 1998 is after provision for impairment of long-held assets of $3,295,000. See note 2 to the Consolidated Financial Statements.
(3) Net income for 2000 includes $29.9 million of nonrecurring income after tax related to the EBI litigation. For a description of the EBI litigation, see "Item 8.A.7 Legal Proceedings."


Dividends

          We have never paid dividends to holders of our common stock. We currently intend to retain all of our consolidated earnings to finance the continued growth of our business and have no present intention to pay dividends.

          In the event that we decide to pay a dividend to holders of our common stock with dividends received from our subsidiaries, we would, based on prevailing rates of taxation, be required to pay additional withholding and income tax on such amounts received from our subsidiaries.

3.B   Capitalization and Indebtedness

      Not applicable.

3.C   Reasons for the Offer and Use of Proceeds

      Not applicable.

3.D   Risk Factors

      We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

          Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to, or that compete directly with, ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by several months, we may not be the first to invent, or file patent applications on, any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to, or licensed by, us may not provide adequate protection or competitive advantages for our products. Patents which are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

          We also rely on trade secrets, unpatented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

      Third parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling certain of our products.

          There has been substantial litigation in the medical devices industry with respect to the manufacture, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to defend against charges relating to the alleged infringement of patent or proprietary rights of third parties. Any such litigation could:

          o require us to incur substantial expense, even if the costs of our defense are covered by insurance or we are successful in the litigation;

          o require us to divert significant time and effort of our technical and management personnel;

          o result in the loss of our rights to develop or make certain products; and

          o require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties or to satisfy judgments or to settle actual or threatened litigation.

          Although patent and intellectual property disputes within the medical devices industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. Furthermore, the required licenses may not be made available to us on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing and selling some products or increase our costs to market these products.

      Reimbursement policies of third parties, cost containment measures and healthcare reform could adversely affect the demand for our products and limit our ability to sell our products.

          Our products are sold either directly by us to our customers or to our independent distributors and purchased by hospitals, doctors and other health care providers, who together with us may be reimbursed for the health care services provided to their patients by third party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Third party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods as determined by such third party payor, was investigational or was used for an unapproved indication or for other reasons. Also, third party payors are increasingly challenging the prices charged for medical products and services. Limits put on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In addition, in the event that governmental authorities enact additional legislation or adopt regulations which affect third party coverage and reimbursement, demand for our products may be reduced with a consequent material adverse effect on our sales and profitability. There can be no assurance that we or our distributors will not experience significant reimbursement problems in the future.

          Our products are sold in many countries, such as the United Kingdom and Italy, with publicly funded healthcare systems. The ability of hospitals supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Any increase in such constraints may have a material adverse effect on our sales.

      We are subject to extensive government regulation that increases our costs and could prevent us from marketing or selling our products.

          The medical devices we manufacture and market are subject to rigorous regulation by the Food and Drug Administration, or FDA, and numerous other federal, state and foreign governmental authorities. These authorities regulate the development, approval, testing, manufacture, labeling, marketing and sale of medical devices. For a description of these regulations, see "Item 4.B Business Overview - Government Regulation."

          For example, approval by governmental authorities, including the FDA in the United States, is generally required before any medical devices may be marketed in the United States or other countries. The process of obtaining FDA and other regulatory approvals to develop and market a medical device can be costly and time-consuming, and is subject to the risk that such approvals will not be granted on a timely basis or at all. The regulatory process may delay or prohibit the marketing of new products and impose substantial additional costs if the FDA lengthens review times for new devices. Moreover, we cannot predict whether U.S. or foreign government regulations that may have a material adverse effect on us may be imposed in the future.

          Our profitability depends, in part, upon our and our distributors' ability to obtain and maintain all necessary certificates, permits, approvals and clearances from U.S. and foreign regulatory authorities and to operate in compliance with applicable regulations. There can be no assurance that we have obtained, will obtain or will remain in compliance with, applicable FDA and other U.S. and foreign material regulatory requirements. If the FDA or other U.S. or foreign regulatory authority determines that we were not in compliance with applicable law or regulations, it could institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against us, our officers or our employees and could recommend criminal prosecution. Any such consequences could have a material adverse effect on our business, financial condition or results of operations.

      We are subject to product liability claims that may not be covered by insurance and could require us to pay substantial sums.

          We are subject to an inherent risk of, and adverse publicity associated with, product liability and other liability claims, whether or not such claims are valid. We maintain product liability insurance coverage in amounts and scope that we believe is adequate. There can be no assurance, however, that product liability or other claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, or at all. A successful product liability claim that exceeds our insurance coverage limits could require us to pay substantial sums and could have a material adverse effect on us.

      New developments by others could make our products or technologies non-competitive or obsolete.

          The orthopedic device industry in which we compete is undergoing, and is expected to continue to undergo, rapid and significant technological change, and new technologies and products are regularly introduced into the market. We expect competition to intensify as technological advances are made. New developments by others may render our products or technologies non-competitive or obsolete.

      Our ability to market products successfully depends, in part, upon the acceptance of the products not only by consumers, but also by independent third parties.

          Our ability to market orthopedic products successfully depends, in part, on the acceptance of the products by independent third parties (including hospitals, doctors, other healthcare providers and third party payors) as well as patients. Unanticipated side effects or unfavorable publicity concerning any of our products could have an adverse effect on our ability to maintain hospital approvals or achieve acceptance by prescribing physicians, managed care providers and other retailers, customers and patients.

      The industry in which we operate is highly competitive.

          The medical devices industry is fragmented and highly competitive. We compete with a large number of companies, many of which have significantly greater financial, manufacturing, marketing, distribution and technical resources than we do. Many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to successfully develop or introduce new products that are less costly or offer better performance than those of our competitors, or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors. For more information regarding our competitors, see "Item 4.B Business Overview - Competition."

      We depend on our senior management team.

          Our success depends upon the skill, experience and performance of members of our senior management team, who have been critical to the management of our operations and the implementation of our business strategy. We do not have key man insurance on our senior management team, and the loss of one or more key executive officers could have a material adverse effect upon our operations and development.

      Termination of our existing relationships with our independent distributors could have an adverse effect on our business.

          We sell our products in certain countries through independent distributors. Each distributor has the exclusive right to sell our products in its territory and is generally prohibited from selling any products that compete with ours. The term of our distribution agreements varies in length from one to ten years. Under the terms of our distribution agreements, each party has the right to terminate in the event of a material breach and we generally have the right to terminate if the distributor does not meet agreed sales targets or fails to make payment on time. Any termination of our existing relationships with independent distributors could have an adverse effect on our business unless and until alternative distribution arrangements are put in place.

      We face risks related to foreign currency exchange rates.

          Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses or earn revenue in currencies other than the U.S. dollar, any change in the values of those foreign currencies relative to the U.S. dollar could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency and receivables denominated in foreign currency are greater or less than our liabilities denominated in foreign currency, we have foreign exchange exposure. The Company has substantial activities outside of the United States that are subject to the impact of foreign exchange rates. In 2001, growth in net sales outside the United States was reduced to 19% from 23%, a decrease of 4% or $1.8 million, due to the appreciation of the U.S. dollar against the Euro, U.K. Sterling and Italian Lira. Although we seek to manage our foreign currency exposure by matching non-dollar revenues and expenses, exchange rate fluctuations could have a material adverse effect on our operations in the future.

      We are subject to differing tax rates in several jurisdictions in which we operate.

          We have subsidiaries in several countries. Certain of our subsidiaries sell products directly to other Orthofix subsidiaries or provide marketing and support services to other Orthofix companies. These intercompany sales and support services involve subsidiaries operating in jurisdictions with differing tax rates. Tax authorities in such jurisdictions may challenge our treatment of such intercompany transactions under the residency criteria, transfer pricing provisions or any other aspects of their respective tax laws. If we are unsuccessful in defending our treatment of intercompany transactions, we may be subject to additional tax liability or penalty, which would adversely affect our profitability.

      Provisions of Netherlands Antilles law may have adverse consequences to our shareholders.

          Our corporate affairs are governed by our Articles of Incorporation and the corporate law of the Netherlands Antilles (Articles 33-115 of the Commercial Code of the Netherlands Antilles, or CLNA). Although some of the provisions of the CLNA resemble some of the provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if Orthofix were incorporated in a jurisdiction within the United States. For example, there is no statutory right of appraisal under Netherlands Antilles commercial law nor is there a right for shareholders of a Netherlands Antilles corporation to sue a corporation derivatively. In addition, we have been advised by Netherlands Antilles counsel that it is unlikely that (1) the courts of the Netherlands Antilles would enforce judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws and (2) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the U.S. federal securities laws.

      Our business is subject to economic, political and other risks associated with international sales and operations.

          Since we sell our products in many different countries, our business is subject to risks associated with doing business internationally. Revenues originating outside the United States represented 33% of our total revenues in 2001. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, a number of our manufacturing facilities and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

          o  changes in foreign currency exchange rates;

          o changes in a specific country's or region's political or economic conditions;

          o trade protection measures and import or export licensing requirements or other restrictive actions by foreign governments;

          o  consequences from changes in tax laws;

          o  difficulty in staffing and managing widespread operations;

          o  differing labor regulations;

          o  differing protection of intellectual property; and

          o  unexpected changes in regulatory requirements.

ITEM 4.   INFORMATION ON THE COMPANY

4.A   History and Development

          Orthofix International N.V. is a limited liability company organized under the laws of the Netherlands Antilles on October 19, 1987. Our principal executive offices are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles. Our telephone number is +599-9-465-8525.

Important Events in 2001 and 2002 through March 31

          On February 15, 2002, we announced the selection of Ernst & Young LLP as our new independent accountants to audit our financial statements for the year ending December 31, 2002. Ernst & Young replaced PricewaterhouseCoopers, or PWC, upon PWC's completion of its audit of our financial statements for the year ended December 31, 2001.

          During 2001, PWC concluded that it had violated the auditor independence rules of the Securities and Exchange Commission, or SEC, by providing bookkeeping services to a subsidiary of Orthofix International, and reported this violation to the SEC. The SEC permitted PWC to complete its audit of our financial statements for the year ended December 31, 2001, but did not permit PWC to remain as our independent accountants for the year ending December 31, 2002.

          The reports of PWC on our consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. In addition, in connection with the audits of our consolidated financial statements for the years ended December 31, 1999 and 2000, and during the subsequent period since January 1, 2001, there were no disagreements between Orthofix and PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PWC would have caused PWC to make reference thereto in its reports on our consolidated financial statements for such years.

          On January 10, 2002, we announced the establishment of a 50/50 joint venture -- OrthoRx Inc. with HealthSouth Corporation. The business of OrthoRx is to provide orthopedic durable medical equipment products to patients built around physician protocols, which specify the treatment and product required for each patient. OrthoRx is vendor-neutral, which means that the product requested by the physician is the exact product given to the patient. OrthoRx arranges product supply agreements for those products specified by the referring physicians. The OrthoRx joint venture is headquartered in Plano, Texas, where the business will process insurance authorizations, maintain inventory levels, and process product billing and collections. Initial plans identified 40 potential markets for these centers. OrthoRx plans to work closely with HealthSouth to introduce their services to those markets. The prototype for the joint venture has been operating in St. Louis, Missouri, since January 2000. In 2001, prior to the formation of the joint venture, sales from the OrthoRx business were approximately $2.0 million. We invested $3.0 million for our share of the joint venture through a combination of cash, $2.0 million, and contributed assets, $1.0 million.

          During 2001 we changed our distribution channels from distributorships to direct sales in Germany, France and Mexico. In addition, we acquired the remaining 30% minority interest in DMO, our subsidiary in Italy, and an additional 15% ownership in Orthosonics Limited, our subsidiary in the United Kingdom, increasing our ownership in Orthosonics to 85%. See "Item 5.A Operating Results," "Item 5.B Liquidity and Capital Resources," and "Note 2 to the Consolidated Financial Statements."

          In the fourth quarter of 2001, we entered into agreements with BREG, Inc. and Royce Medical Company under which BREG and Royce Medical Company acquired non-exclusive rights in the United States to market, sell and distribute Physio-Stim Lite, our pulsed electromagnetic field, or PEMF, bone growth stimulator. The Physio-Stim Lite is used for the healing of nonunion fractures, which are fractures that will not heal without invasive surgery.

          On September 6, 2001, we announced that we had established a relationship with directDME.com Inc., a direct marketer of durable medical equipment based in Farmington, Connecticut, to offer the complete Orthofix product line via directDME's website and toll-free number. directDME delivers durable medical products within the contiguous United States.

          On May 9, 2001, we announced that the Intramedullary Skeletal Distractor, or ISKD, system had received 510(k) clearance from the FDA, which allows us to commercially market the product. The ISKD system is an implanted limb-lengthening device developed by Orthodyne Inc. We have the exclusive worldwide distribution rights for this product. We plan to market the ISKD system initially in the United States and Europe.

Capital Expenditures

          We had capital expenditures in the amount of $5.4 million in 1999, $5.6 million in 2000 and $6.8 million in 2001, principally for computer software and hardware, patents and plant and equipment, including the leasehold improvements for a new leased facility in McKinney, Texas in 2001. We currently plan to invest approximately $3.1 million in our North American division and $1.7 million in our International division, in 2002, to support the planned expansion of our business. We expect these capital expenditures to be financed principally with cash generated from operations.

4.B   Business Overview

General

          We design, develop, manufacture, market and distribute medical equipment, principally for the orthopedic market. Our main products are external and internal fixation devices used in fracture treatment, limb lengthening and bone reconstruction, and non-invasive stimulation products used to enhance the success rate of spinal fusions and to treat non-union fractures. Our products also include devices for removal of the bone cement used to fix artificial implants, the ultrasonic treatment of musculoskeletal pain, bracing products and a bone substitute compound. We also produce a device for enhancing venous circulation.

          We are registered in the Netherlands Antilles and have manufacturing facilities in the United States, the United Kingdom, Italy and the Seychelles. We directly distribute our products in the United States, the United Kingdom, Italy, Germany, Switzerland, Austria, France, Belgium, Mexico and Brazil. In these and other markets, we also distribute our products through independent distributors.

          See "Item 4.C Organizational Structure" for a description of Orthofix International's significant subsidiaries.

Products

          We have the following four groups of products: Orthopedic Products, Stimulation Products, Vascular Therapy Products and Other Products, which are designed, manufactured and marketed under the following trade names:

      Product                       Primary Application

      Orthopedic Products
      Orthofix                      external fixation
      Orthofix                      internal fixation
      Osteogenics BoneSource        bone substitute material
      OSCAR                         ultrasonic bone cement removal
      EZ Brace                      rigid external brace for spine stabilization
      Orthotrac                     pneumatic vest used to reduce pressure on
                                    the spine
      STORM and VacoSplint          advanced bracing fitted for fracture and
                                    tendon repair
      ISKD                          internal limb-lengthening device
      Cemex                         bone cement
      SEM Prosthetic Devices        prostheses

      Stimulation Products
      Spinal-Stim                   non-invasive spinal fusion bone growth
                                    stimulation
      Physio-Stim                   non-invasive electrical bone growth
                                    stimulation

      Vascular Therapy Products
      A-V Impulse System            enhancement of venous circulation

      Other Products
      Phys-Assist and DuoSon        ultrasonic treatment of musculoskeletal pain
      OrthoRx                       supplier of durable medical equipment to
                                    patients of orthopedic physicians
      Laryngeal Mask                maintenance of airway during anesthesia

          We have proprietary rights over all the above products with the exception of the Laryngeal Mask, Cemex, SEM Prosthetic Devices, STORM/ VacoSplint and ISKD. We have the exclusive distribution rights for the Laryngeal Mask, Cemex and SEM prosthetic devices in Italy, for the Laryngeal Mask in the United Kingdom, for the STORM/VacoSplint bracing in the United States and for the ISKD System worldwide.

          We have trademarked the following products: OrthoRx(TM), Orthotrac(TM), XCaliber(TM), OASIS(TM), EZBrace(TM), Spinal-Stim(R), and Physio-Stim(R).

Orthopedic Products

          Orthopedic Products revenues represented 31% of our revenues in 2001.

      The Orthofix

          For a fracture to heal properly, without misalignment or rotation, the bone must be set and fixed in the correct position. The bone must be kept stable, but not absolutely rigid, in order to alleviate pain, maintain the correct alignment and initiate the callus formation for proper healing. Fractures initially should not bear any weight, but, at the appropriate time in the healing cycle, benefit from gradually increasing micromovement, weight-bearing and function, which further stimulate the callus.

          In most fracture cases, physicians use casting, the simplest available non-surgical procedure. We believe, however, that approximately 15-20% of all fractures require surgical intervention. We initially focused on the production of external fixation devices for management of fractures that require surgery. External fixation devices are used to immobilize fractures from outside the skin with minimal invasion into the body. Our fixation devices use screws that are inserted into the bone on either side of the fracture site, to which the fixator body is attached externally. The bone segments are aligned by manipulating the external device using patented ball joints and, when aligned, locked in place for stabilization. Unlike other treatments for fractures, external fixation allows micromovement at the fracture site, which is beneficial to the formation of new bone. It is among the most minimally invasive and least complex surgical option for fracture management. We market our external fixation devices in over 70 countries under the names Orthofix Dynamic Axial Fixator and the Orthofix Modulsystem.

          In 2001, we introduced XCaliber fixators, a new generation alternative to our previous external fixators. The XCaliber fixators are radiolucent and are provided in three configurations to cover long bone fractures, fractures near joints and ankle fractures. The radiolucency of XCaliber fixators allows X-rays to pass through the device and provides the surgeon with significantly improved X-ray visualization of the fracture and alignment. In addition, these three configurations cover a broad range of fractures with very little inventory. The XCaliber fixators are provided pre-assembled in sterile kit packaging.

          We have designed several other additions to our external fixation product line to address specific types of fractures. These products include:

          o fixation devices for pelvic factures that permit quicker application in the emergency room.

          o an elbow fixator that permits early mobilization of the elbow joint while fixing the fracture itself.

          o a radiolucent wrist fixator developed to facilitate easy application, especially for use in the emergency room. This fixator is provided in sterile-kit packages with all of the instruments for surgical use.

          o the Osteoarthritis Surgical Intervention System, or the OASIS, for younger patients suffering from the degeneration of the cartilage and bone of the knee. The OASIS is a minimally invasive system that allows gradual post-operative adjustment of the affected limb and also helps unload the damaged cartilage.

          In addition to the treatment of bone fractures, Orthofix external fixators are used to treat congenital bone deformities, such as limb length discrepancies, or deformities that result from previous trauma. To serve the highly specialized limb reconstruction market, we developed the Sheffield fixators. A Sheffield fixator is radiolucent, uses fewer components than other products for limb reconstruction and is more stable and stronger than most competing products -- two critical concerns for this long-term treatment. We believe other advantages over competing products include the rapid assembly, ease of use and the numerous possibilities for customization for each individual patient.

          Internal fixation devices include pins, nails and screws designed to temporarily stabilize traumatic bone injuries. These devices are used to set and stabilize factures and are removed when healing is completed. Our three principal internal fixation devices include:

          o the Magic Pins Fragment Fixation System, an implant for fixing small fracture fragments, usually used for the treatment of fractures near the joints.

          o the Orthofix Nailing System, a nailing system for fractures of the tibia and femur that requires a surgical insertion of a metal rod into the medullary canal, the central canal of the bone, to maintain bone stability. The locking screws in the Orthofix Nailing System can be inserted mechanically and without the use of an image intensifier, resulting in a simpler operative technique. The locking screws also help reduce implant failure rates by providing significantly higher fatigue resistance than similar competing products. The tibial and femoral nails are available in all of our markets except the United States.

          o our proprietary bone screws, which are designed to be compatible with our external fixators and reduce inventory for our customers. Some of these screws are covered with hydroxyapatite, a mineral component of bone that reduces superficial inflammation of soft tissue. Other screws in this proprietary line do not include the hydroxyapatite coating but offer different advantages such as patented thread designs for better adherence in hard and soft bone. We believe we have a full line of bone screws to meet the demands of the market.

      Osteogenics BoneSource

          General. We hold an exclusive license from the American Dental Association Health Foundation, or ADAHF, for technology for BoneSource, a patented hydroxyapatite cement. The licensed technology combines calcium-phosphate salts with water to produce a bone substitute that converts to hydroxyapatite, a mineral component of bone, and promotes new bone growth by resorption, a process by which hydroxyapatite is converted back into living bone. The license covers know-how, two United States patents, applications for additional patents in the United States and various foreign countries and future technology developments, whether or not patented, that are hydroxyapatite cement-related. The license is subject to the rights of the United States Government under law to use the subject matter of the licensed patents for governmental purposes and to certain rights of ADAHF.

          Products. BoneSource received 510(k) clearance from the FDA for repair of certain cranial defects in July 1997. It has also obtained a CE mark for certain cranial symptoms and for use as a bone void filler in certain non-weight bearing orthopedic symptoms. A CE mark is required in order for a product to be sold or distributed in the European Union. We have given exclusive worldwide marketing rights for BoneSource to Stryker Corporation, which currently sells the product both in the United States and Europe.

          On April 22, 1998, we entered into agreements with Stryker under which Stryker has the right to develop, manufacture, market, and pursue regulatory approvals for BoneSource. For the period of two years from the date of the agreements, we held the exclusive right to supply BoneSource to Stryker. Currently, we supply BoneSource to Stryker.

          We believe that the BoneSource product has many advantages over competing products such as natural bone obtained from autograft procedures, allograft demineralized bone and other synthetic alloplastic bone substitutes. There is a limited quantity of bone available in the human body for autogenous grafting, and the procedures for harvesting bone can result in significant donor site morbidity, infection and pain, as well as increased anesthesia requirements and operating time. Unlike some other commercially available bone substitutes, the hydroxyapatite cement has a paste-like consistency that allows for easy sculpting. The paste remains soft and pliable for about 20 minutes, allowing ample time for sculpting to the desired shape, and converts to microporous hydroxyapatite at body temperature in just four hours. BoneSource is resorbable into the body as it is replaced by natural bone and, because it is microporous, is virtually impervious to bacterial infection.

      OSCAR (Orthosonics System for Cement Arthroscopy Revision)

          We have developed the Orthosonics System for Cement Arthroscopy Revision, or OSCAR, an ultrasonic device designed to soften and remove the bone cement used to fix artificial implants within the patient's bone. We believe that it offers a significant improvement, both in terms of cost and patient outcomes, over existing bone cement removal techniques. Existing techniques involve the use of hand chisels and manual or pneumatic hammers and drills, which generally increase the risk of femoral shaft fracture with greatly increased patient trauma and significant cost implications. OSCAR has been demonstrated to greatly reduce femoral fractures and substantially reduce cement removal times to approximately 15 to 20 minutes.

          The product was launched in the United Kingdom in 1994, and selectively elsewhere in 1995. OSCAR is now well established in the United Kingdom, and we believe it is gaining support in certain other European countries. We are expanding distribution of OSCAR in the United States through a network of independent distributors and currently cover 25 states. A new version of OSCAR was launched in the United Kingdom in September 2001, which has a built-in endoscopic function for visual examination of the femoral canal.

      EZ Brace

          We manufacture the EZBrace spine brace for patients, either post-operative or non-operative, who require rigid external support for spine stabilization. The product is designed to be a comfortable, easy on-off, external bracing system. EZ Brace is available for mid- and low-back applications.

      Orthotrac

          The Orthotrac pneumatic vest is the first clinically validated, non-operative treatment device that delivers external, self-administered spinal "unloading", or upper body weight transfer resulting in reduced pressure on the lumbar spine. The Orthotrac pneumatic vest employs patented, pneumatic lifts that decompress lumbar discs and associated soft tissue structures, and can significantly improve the quality of life for lower back pain sufferers. Since patients remain mobile and ambulatory during their use of the Orthotrac pneumatic vest, they are free to participate more actively in daily functional activities, physical therapy and return-to-work programs or prescribed exercise routines.

          The Orthotrac pneumatic vest is designed for the patient who is not responding to conservative care, who is not presently an appropriate surgical candidate and who has a consistent history of worsening back pain symptoms. This product was developed by Kinesis Medical Inc. and was acquired by us in August 2000.

      STORM and VacoSplint

          In 2002, we introduced the STORM and the VacoSplint, two new products for foot and ankle fractures, to the United States market. These two products are enhancements to the Vacoped product we introduced last year. Both the STORM and the VacoSplint are manufactured by OPED GmbH in Germany, a subsidiary of OPED, AG. We have exclusive distribution rights for these products in the United States. Orthofix International NV holds a 10% equity interest in privately held OPED, AG, which it acquired in 2000 for $2.5 million.

          The VacoSplint is a post-injury or post-operative non-weight-bearing splinting device for lower leg and foot injuries. The STORM (Stabilization Orthosis allowing Range of Motion) is a cast replacement and functional brace for foot and ankle fractures. Like traditional devices, the STORM immobilizes the joint.

      ISKD (Intramedullary Skeletal Kinetic Distractor)

          The Intramedullary Skeletal Kinetic Distractor, or ISKD, system is a patented, internal limb-lengthening device that uses a magnetic sensor to monitor limb-lengthening progress on a daily basis. This product received 510(k) clearance from the FDA in 2001 and is being introduced in the U.S. and Europe on a controlled basis during 2002. The ISKD system is an expandable tubular structure that is completely implanted inside the bone to be lengthened. Only the patient and surgeon need know the bone is being lengthened. Once implanted, the ISKD lengthens the patient's bone gradually, and, after lengthening is completed, the system stabilizes the lengthened bone. Orthodyne Inc. manufactures this product. We have the exclusive worldwide distribution rights for this product.

      Other

          Cemex, a product of Tecres S.p.A., is a bone cement used by surgeons to repair hip and knee prostheses once they have been inserted. We have the exclusive distribution rights for CEMEX in Italy.

          In addition, the SEM prosthetic devices, produced by SEM S.A., offer prostheses for the hip, knee and shoulder. We have the exclusive distribution rights for SEM prosthetic devices in Italy.

Stimulation Products

          Stimulation Products revenues represented 44% of our revenues in 2001.

      General

          Bone tissue's regenerative power results in most bone fractures healing naturally within a few months. In certain situations, however, fractures do not heal or heal slowly, resulting in non-unions. Traditionally, orthopedists have treated such fracture conditions surgically, often by means of a bone graft with fracture fixation devices, such as bone plates, screws or intramedullary rods. These are examples of "invasive" treatments. In the 1950s, scientists discovered that, when human bone is broken, it generates an electrical field. This low-level electrical field activates the body's internal repair mechanism, which in turn stimulates bone healing. In some patients, this healing process is impaired or absent and the fracture fragments may not mend properly, resulting in a non-union. Orthofix's patented bone growth stimulators use a low-level of pulsed electromagnetic field, or PEMF, signals to activate the body's natural healing processes and have proven successful in treating fracture non-unions. The stimulation products that we currently market apply bone growth stimulation without implantation or other surgical procedures.

          We currently market two stimulation products, Spinal-Stim and Physio-Stim. Spinal-Stim is designed to enhance the success rate of spinal fusions and Physio-Stim to treat non-union fractures. These devices are portable and are intended to be used as part of home treatment programs prescribed by physicians. The attending medical staff can instruct the patient regarding operation of the system and the appropriate duration of daily treatments. The overall length of treatment is determined by the prescribing physician, but we would expect it to be between three and nine months in duration.

          The technology used in our stimulation products uses a pulsating electric current to enhance the growth of bone tissue following surgery or bone fracture. Our stimulation products are placed externally over the site to be healed. These products generate pulsed, low-energy electromagnetic fields that induce low pulsating current flow into living tissue and cells exposed to the energy field of the products. This pulsating current flow is believed to change enzyme activities, induce mineralization, enhance vascular penetration and result in a process resembling normal endochondral ossification, or bone growth, at the spinal fusion or fracture site.

      Spinal-Stim

          Spinal-Stim was the first non-invasive spinal fusion stimulator system commercially available in the United States. Spinal-Stim is designed for treatment of the lower thoracic and lumbar regions of the spine. Some spine fusion patients are at greater risk than most patients with fractures of not healing due to factors such as smoking, obesity or multiple levels of spine fusion. For these patients, bone growth stimulation using Spinal-Stim Lite, the second generation of the Spinal-Stim product line, has been shown to increase the probability of fusion, without the need for additional surgery. More than 90,000 patients have been treated using Spinal-Stim since the product was introduced in 1990. We received FDA clearance and introduced a new model of Spinal-Stim in 1997. The device uses proprietary technology to generate a PEMF signal from a 9-volt battery, thus eliminating the need for rechargeable battery packs and chargers. Our FDA approval to market Spinal-Stim commercially is for both failed fusions and for healing enhancement as an adjunct to spinal fusion surgery. The recommended minimum daily treatment time for Spinal-Stim is two hours. We have completed the enrollment in our investigational study to obtain pre-marketing FDA approval for a cervical spine indication using the PEMF signal. The study started in the first quarter of 1999 and is expected to conclude in the latter half of 2002. In addition to the direct sales of this product by our salesforce, the Spinal-Stim Lite is also distributed in the United States by Sofamor Danek.

      Physio-Stim

          In some fracture patients, such as patients who smoke, the fracture healing process is impaired or absent and the fracture fragments may not mend properly, resulting in a non-union. Orthofix manufactures its second generation in the Physio-Stim product line, the Physio-Stim Lite, a bone growth stimulation device which has proved to be successful in treating many fracture non-unions. Our patient data shows that 8 out of 10 patients with fracture non-unions that use Physio-Stim Lite are healed by our product without additional invasive surgical treatment. The system offers portability, long-term battery operation, integrated component design, patient monitoring capabilities and ability to cover a large treatment area without factory calibration for specific patient application. Physio-Stim uses a proprietary technology to generate its electromagnetic signal from a 9-volt battery, thus eliminating the need for rechargeable battery packs and chargers. The result is a self-contained, very light and ergonomic device with a three hour per day wear time that we believe makes the unit significantly easier and more comfortable to use than competing products. The comprehensive Physio-Stim Lite product line treats all the small and long bones, with a current redesign for the treatment of the pelvis. Physio-Stim also features a compliance monitoring system that provides hard copy printouts of patient files. In addition to the direct sales of this product by our salesforce, the Physio-Stim Lite is also distributed in the United States by BREG and Royce Medical Company.

Vascular Therapy Products

          Vascular Therapy Products revenues for both orthopedic and non-orthopedic applications represented 15% of our revenues in 2001.

      A-V Impulse System

          We manufacture and distribute the A-V Impulse System family of foot and hand pumps, a non-invasive method of reducing post-operative pain and swelling and deep vein thrombosis, or the formation or presence of a blood clot. The A-V Impulse System consists of an electronic controller attached to a special inflatable slipper or glove, or to an inflatable bladder within a cast, which promotes the return of blood to the veins and the inflow of blood to arteries in the patient's arms and legs. The device operates by intermittently impulsing veins in the foot or hand, as would occur naturally during normal walking or hand clenching. Conventionally, in order to reduce the incidence of deep vein thrombosis, heparin or related pharmacological products have been administered during and after operations. The A-V Impulse System has been demonstrated to give prophylactic benefits that are comparable to the forms of pharmacological treatment, but without their adverse side effects, the most serious of which typically is bleeding. The A-V Impulse System is distributed in the United States by Kendall Healthcare Products, a subsidiary of Tyco Company. Outside the United States, the AV Impulse System is sold directly by our distribution subsidiaries in the United Kingdom, Italy and Germany and through selected distributors in the rest of the world.

Other Products

          Other Products represented 10% of our revenues in 2001.

      Phys-Assist and DuoSon

          Phys-Assist is an ultrasonic device for the treatment of pain involving both the muscles and the skeleton, or musculoskeletal pain. This product employs a method of ultrasound therapy known as low frequency longwave ultrasound. The device uses longwave rather than the shortwave frequencies traditionally used by physiotherapists. We believe that, as a result, the device delivers deeper penetration and less potentially adverse effects, such as thermal damage, to tissue than other ultrasound products currently on the market. Orthosonics has developed an upgraded device capable of delivering both long-wave and short-wave ultrasounds. We market this product as DuoSon.

      OrthoRx

          In 2000, we commenced operation of OrthoRx, a full service durable medical equipment distribution and billing activity business. The business model is primarily built around physicians' protocols which specify the treatment and product required for the patient. The nature of the business is vendor-neutral and seeks to arrange supply agreements for prescribed products. During 2001, Orthofix Inc. had underway a market evaluation of the business model. On January 10, 2002, we announced the establishment of a 50/50 joint venture -- OrthoRx Inc. with HealthSouth Corporation. The OrthoRx joint venture is headquartered in Plano, Texas, where the business will process insurance authorizations, maintain inventory levels, and process product billing and collections, which is intended to allow individual OrthoRx service centers to focus on patient interaction and physician follow-up. Initial plans identified 40 potential markets for these centers. OrthoRx plans to work closely with HealthSouth to introduce these services to those markets. In 2001, prior to the formation of the joint venture, sales from the OrthoRx business were approximately $2.0 million. We invested $3.0 million for our share of the joint venture through a combination of cash, $2.0 million, and contributed assets, $1.0 million.

      The Laryngeal Mask

          The Laryngeal Mask, a product of The Laryngeal Mask Company, is an anesthesia medical device used for establishing and maintaining the patient's airway during an operation. We have exclusive distribution rights for the Laryngeal Mask in the United Kingdom and Italy.

Revenues

                                                         Net sales for the year ended December 31,
                                                                     (in US$ thousands)
                                                   2001                        2000                       1999
                                                   ----                        ----                       ----

      North America                               $109,411                    $87,374                    $75,790
      International                                 52,949                     44,408                     45,494
                                                ----------                 ----------                 ----------
      Total sales                                 $162,360                   $131,782                   $121,284
                                                  ========                   ========                   ========

                                                 Net sales by product group for the year ended December 31,
                                                                     (in US$ thousands)
                                                   2001                        2000                       1999
                                                   ----                        ----                       ----

      Orthopedic                                   $49,188                    $41,814                    $41,739
      Stimulation                                   71,715                     57,079                     50,931
      Vascular Therapy                              24,767                     19,845                     16,616
      Other                                         16,690                     13,044                     11,998
                                                ----------                 ----------                 ----------
                                                  $162,360                   $131,782                   $121,284
                                                  ========                   ========                   ========

Sales and Distribution

          In 2001, the United States accounted for 67% of our total sales. We distribute all of our stimulation products and most of our orthopedic products in the United States through a sales force of approximately 180 representatives made up of direct sales people and independent distributors. These independent distributors receive a commission per sale that is substantially similar to the commissions paid to our direct sales people. In addition, we have non-exclusive distribution agreements for the Spinal-Stim Lite with Sofamor Danek and for the Physio-Stim Lite with Breg and Royce Medical Company. The AV Impulse System is distributed in the United States under an exclusive, long-term distribution agreement with Kendall Healthcare Products, a subsidiary of Tyco Company.

          In 2001, 33% of our total sales were derived from outside the United States, with 11.7% derived from the United Kingdom and 6.8% derived from Italy. Up through 2000, we primarily sold orthopedic products outside of the United States and did not sell stimulation products at all. However, during 2001, we began to market our stimulation products in Europe. To facilitate distribution in the European Union, we obtained a CE mark for our stimulation products in December 1998. For a description of CE marks, please see "Item 4.B Business Overview -- Government Regulation."

          Outside the United States, we have approximately 60 direct sales representatives who are employed by our international sales subsidiaries. We also utilize 50 independent commissioned distributors in over 70 countries in Europe, the Far East, the Middle East and Central and South America. In addition, we have a sales service group, consisting of seven sales and marketing specialists who support and regularly visit our independent distributors.

          We provide field inventory to our direct sales representatives and independent distributors for use in their marketing and for filling customer orders. We also consign inventory to hospitals and international distributors in several countries. As of December 31, 2001, we had approximately $2.5 million in field inventory and approximately $6.2 million in consigned inventory.

          In addition to our licensing agreements with Stryker for BoneSource, we have a licensing arrangement with Howmedica Leibinger GmbH, or Leibinger, a German-based manufacturer and supplier of surgical products to neurosurgeons and maxillofacial surgeons, and its U.S. affiliate, covering neurological (excluding the spine), oral maxillofacial (excluding dental) and craniofacial applications of BoneSource worldwide. Pursuant to the license agreement, we manufacture BoneSource for sale to Leibinger and receive a royalty based on Leibinger's gross revenues from its BoneSource sales.

Marketing

          General. We seek to market our products principally to medical professionals who are the decision makers in their patients' treatment. This focus is designed to complement our product development and marketing strategy, which seeks to encourage and maintain interactive relationships with leading orthopedic, trauma and other surgeons. These relationships have enabled us to introduce design improvements and create innovative products that meet the needs of surgeons and patients, thereby expanding the market for our products.

          We are aware of the cost constraints currently affecting healthcare markets and attempt to provide products which not only improve patient outcomes but which also meet the demanding cost requirements of hospitals, physicians' practices and third party payors.

          Fixation Products. We seek to expand awareness of the advantages of our products primarily by providing training and support to orthopedic and trauma surgeons.

          We support our sales force and distributors through specialized basic training workshops in which surgeons and sales specialists participate. We produce marketing materials, including materials outlining surgical procedures, for our sales force and distributors in a variety of languages in printed, video and multimedia formats. To provide additional advanced training for surgeons, we organize monthly multilingual teaching seminars at our facility in Verona, Italy. The Verona seminars, which in 2001 were attended by over 500 surgeons from around the world, include a variety of lectures from specialists as well as demonstrations and hands-on workshops. We also provide sales training at our training centers in Winston Salem, North Carolina and McKinney, Texas. Additionally, each year many of our sales representatives and distributors independently conduct basic courses for surgeons in the application of our products.

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

          In addition to providing training to our sales force, we undertake a number of marketing-related initiatives directed at increasing the focus of our sales force on third party payors. As a result of these initiatives, we have been able to enter into a number of contracts with HMOs and other third party payors that establish pricing and reimbursement criteria for use of our stimulation products. We market to third party payors primarily through our national accounts Department. This Department consists of seven account specialists and one government liaison who solicit third party contracts, assist in keeping us abreast of changes in the United States healthcare market place and enhance and expand our relationships with third party payors.

          We operate limited guarantee programs for Physio-Stim and Spinal-Stim to heighten awareness of the healing enhancement properties of PEMF technology. These programs provide, in general, for reimbursement for the full price of the device if radiographic evidence indicates that healing is not occurring at the fracture or fusion site when the device is used in accordance with the prescribed treatment protocol.

Competition

          In the orthopedic product area, our principal competitors include Synthes AG, Zimmer, Inc., Stryker, Smith & Nephew Richards and EBI Medical Systems, a subsidiary of Biomet, Inc. OSCAR and BoneSource compete principally with products produced by Biomet, Inc. and Norian Corporation, respectively. Our stimulation products compete principally with similar products marketed by EBI Medical Systems, OrthoLogic Corp., and Exogen, Inc. The principal non-pharmacological products competing with our A-V Impulse System are manufactured by Huntleigh Technology PLC and Kinetic Concepts Inc. We have filed an action against Kinetic Concepts Inc. for patent infringement. For a description of the litigation, see "Item 8.A.7 Legal Proceedings."

          We believe that our competitive position is strong with respect to product features such as speed and ease of use, versatility, cost and patient acceptability. We attempt to avoid competing with our competitors based solely on price. Overall cost and medical effectiveness, innovation, reliability, after-sales service and training are the most prevalent methods of competition in the markets for our products, and we believe that we compete effectively in these areas, particularly with respect to cost savings resulting from the reduction of operating time and the avoidance of a second operative procedure for the removal of treatment devices.

Production

          We generally design, develop, assemble and test all our products, but subcontract the manufacture of component parts. Through subcontracting, we attempt to maintain operating flexibility in meeting demand while focusing our resources on product development and marketing and still maintaining quality assurance standards.

          Although certain of our key raw materials are obtained from a single source, we believe that alternate sources for these materials are available. Adequate raw material inventory supply is maintained to avoid product flow interruptions. We have not experienced difficulty in obtaining the materials necessary to meet our production schedule.

          Our products are currently manufactured and assembled in the United States, Italy, the United Kingdom and the Seychelles. We believe that our plants comply in all material respects with the requirements of the FDA and all relevant regulatory authorities outside the United States. For a description of the regulations to which we are subject, see "Item 4.B Business Overview -- Government Regulation." We actively monitor each of our subcontractors in order to maintain manufacturing and quality standards and product specification conformity.

Patents, Trade Secrets and Licenses

          We rely on a combination of patents, trade secrets, license agreements and non-disclosure agreements to protect our proprietary intellectual property. We own numerous U.S. and foreign patents and have numerous pending patent applications and license rights regarding patents held by third parties. Our primary products are patented in all major markets in which they are sold. There can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage or protections. Third parties might also obtain patents that would require licensing by us for the conduct of our business. We rely on confidentiality agreements with key employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology that we seek to protect.

          We license certain orthopedic products from third parties. We have acquired rights under such licenses in exchange for lump sum payments or arrangements under which we pay to the licensor a percentage of sales. However, there is no assurance that these licenses will continue to be made available to us on terms that are acceptable to us or at all. The term of our license agreements varies in length from three years to the life of product patents or the economic life of the product. These agreements provide for royalty payments and termination rights in the event of a material breach.

Government Regulation

          Sales of medical devices, including our orthopedic products, are subject to U.S. and foreign regulatory requirements that regulate the development, approval, testing, manufacture, labeling, marketing and sale of medical products, which vary widely from country to country. The amount of time required to obtain approvals or clearances from regulatory authorities also differs from country to country.

          Our products are subject to the regulatory powers of the FDA pursuant to the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetics Act, or the 1976 Amendments, the Safe Medical Devices Act of 1990, and regulations issued or proposed thereunder. With the exception of our stimulation products, our products fall into FDA classifications that require less review by the FDA pursuant to Section 510(k) of the 1976 Amendments than devices that require pre-market approval applications. Our stimulation products are classified as Class III by the FDA, and have been approved for commercial distribution in the United States following the submission of the required pre-market approval applications.

          The medical devices that we develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. While we believe that we have obtained all necessary clearances for the manufacture and sale of our products and that they are generally in compliance with applicable FDA and other material regulatory requirements, there can be no assurance that we will be able to continue such compliance. If the FDA came to believe that we were not in compliance with applicable law or regulations, it could institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against us, our officers or our employees and could recommend criminal prosecution to the Department of Justice. Additionally, the regulatory process may delay the marketing of new products for lengthy periods and impose substantial additional costs if the FDA lengthens review times for new devices.

          Moreover, foreign governmental authorities have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by foreign governmental authorities in the future. We cannot predict whether U.S. or foreign government regulations may be imposed in the future that may have a material adverse effect on our business and operations. The European Commission, or EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these new regulations, manufacturing plants must have received CE certification from a "notified body" in order to be able to sell products within the member states of the EU. Certification allows manufacturers to stamp the products of certified plants with a "CE" mark. Products covered by the EC regulations that do not bear the CE mark cannot be sold or distributed within the EU. We have received certification for all currently existing manufacturing facilities and products.

          We believe our operations are in material compliance with applicable law. Our profitability depends in part upon our and our distributors' ability to obtain and maintain all necessary certificates, permits, approvals and clearances from U.S. and foreign regulatory authorities and to operate in compliance with applicable regulations.

4.C   Organizational Structure

          The following is a list of our significant subsidiaries as of December 31, 2001:

                                                   Country of                Orthofix              Orthofix
        Company                                   Incorporation         Ownership Interest      Voting Interest

        Orthofix Inc.                             United States               100%                  100%
        Orthofix S.r.l.                           Italy                       100%                  100%
        DMO S.r.l.                                Italy                       100%                  100%
        Novamedix Services Limited                U.K.                        100%                  100%
        Orthosonics Limited                       U.K.                        85%                   85%
        Intavent Orthofix Limited                 U.K.                        52%                   52%
        Orthofix Limited                          U.K.                        100%                  100%
        Novamedix Distribution Limited            Cyprus                      100%                  100%
        Inter Medical Supplies Limited            Cyprus                      100%                  100%
        Inter Medical Supplies Limited            Seychelles                  100%                  100%
        Orthofix AG                               Switzerland                 70%                   70%
        Orthofix GmbH                             Germany                     70%                   70%
        Orthofix International B.V.               Holland                     100%                  100%
        Orthofix do Brazil                        Brazil                      68%                   68%
        Orthofix S.A.                             France                      100%                  100%
        Promeca S.A. de CV                        Mexico                      66%                   66%

4.D   Property, Plants and Equipment

          Our principal facilities are in the United States, Italy, the United Kingdom and the Seychelles.

          In the United States, our stimulation products, BoneSource, EZ Brace and Orthotrac are produced at our new manufacturing, office and laboratory facility in McKinney, Texas. We lease approximately 70,000 square feet of space at this facility. We moved into the new site and the lease became effective on January 1, 2001. The building site is expandable to meet our future needs. The lease has a current term expiring December 31, 2010 and provides for renewal options for up to 10 additional years. In 2000, we concluded discussions with the prior landlord regarding early lease termination of our prior facility. The new landlord and community offered us various incentives to offset early termination costs for the prior lease. The new lease provides us future cost savings compared to the prior lease.

          In Winston Salem, North Carolina, we lease 7,600 square feet for research and development, training and technology facilities. The lease has a current term expiration of July 14, 2005. In Huntersville, North Carolina, we lease 7,300 square feet for administrative offices. The lease has an expiration date of May 31, 2007.

          In Italy, certain of our quality control, assembly, research and development and teaching facilities for fixation products are located in Verona, Italy, in a 38,000 square foot facility owned by Orthofix S.r.l., our wholly owned Italian subsidiary. DMO Srl, our Italian sales company, also has sales administration offices at this location.

          In the United Kingdom, we lease approximately 28,000 square feet for certain of our manufacturing, sales, marketing and distribution activities. These leases expire between 2002 and 2014.

          In the Seychelles, we rent approximately 4,800 square feet for assembly and packaging of certain of our fixation products. The lease has a current term expiring May 31, 2005. For a more detailed description of this lease, please see "Item 7.B Related Party Transactions."

          We believe that our facilities are suitable and adequate for our purposes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A   Operating Results

          The following table presents certain items in our statements of operations as a percentage of net sales for the periods indicated:

                                                          Year ended December 31,
                                                    -------------------------------
                                                    2001           2000        1999
                                                    ----           ----        ----
                                                      %             %           %

      Net sales.............................         100           100          100
      Cost of sales.........................          26            27           28
      Gross profit..........................          74            73           72
      Operating Expenses
          Sales and marketing...............          37            36           34
          General and administrative........          11            12           11
          Research and development..........           4             5            5
          Amortization of intangible assets.           3             3            3
      Total operating income................          19            17           19
      Net income(1).........................          13            34           11

      ---------------------------
      (1) Includes $29.9 million of nonrecurring income after tax related to the EBI litigation in 2000. For a description of the EBI litigation, please see "Item 8.A.7 Legal Proceedings."


General

          On June 1, 1995, after our distribution agreement with EBI Medical Systems had expired, we replaced EBI as the distributor of our products in the United States. During 1995, EBI continued to sell its existing inventory of Orthofix products and introduced its own range of external fixators in the U.S. market. We sued EBI for breach of the distribution agreement, passing off, trademark infringement and numerous other contractual violations and business torts. Following a jury trial and appeals to the intermediate appellate court and the United States Supreme Court, on January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc., parent companies of EBI, transferred funds in the amount of approximately $64.2 million to satisfy the judgment in favor of the plaintiffs, Orthofix S.r.l., Inter Medical Supplies Ltd. and Orthofix Inc. As a result of the payment, the judgment has been satisfied and the litigation has been completed. After deducting contingent legal fees and reserving for expenses, Orthofix realized approximately $38.0 million before tax and $29.9 million after tax from this judgment. For a further discussion of this litigation, see "Item 8.A.7 Legal Proceedings."

          Our financial condition, results of operations and cash flows have not been significantly impacted by seasonality trends. In addition, we do not believe our operations will be significantly affected by inflation or fluctuations in interest rates, although current lower interest rates did negatively affect interest income earned on our cash and cash equivalents balances in 2001. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk."

Use of Estimates and Critical Accounting Policies

          Our discussion of operating results is based upon the consolidated financial statements and accompanying notes to the consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States. The preparation of these statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates and assumptions form the basis for the carrying values of assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to allowance for doubtful accounts, sales allowances and adjustments, inventories, investments, income taxes, litigation and contingencies. We base our estimates on historical experience and various other assumptions and believe our estimates for the carrying values of assets and liabilities are reasonable. Actual results may differ from these estimates.

          For bone growth stimulation and bracing products, we recognize revenue when the product is placed on and accepted by the patient. For sales to commercial customers, including hospitals and distributors, revenues are recognized at the time of shipment. We derive a significant amount of our revenues in the United States from third-party payors, including commercial insurance carriers, health maintenance organizations, preferred provider organizations and governmental payors such as Medicare. Amounts paid under these plans are generally based on fixed or allowable reimbursement rates. These revenues are recorded at the expected or pre-authorized reimbursement rates net of any contractual allowances or adjustments. Some billings are subject to review by such third-party payors and may be subject to adjustment.

          In the opinion of management, adequate allowances have been provided for doubtful accounts and contractual adjustments. However, these estimates are always subject to adjustment, which could be material. We write down our inventory for inventory shrinkage and obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If conditions used in determining these valuations change, future additional inventory write-down would be necessary.

          We and each of our subsidiaries are taxed at the rates applicable within each of their respective jurisdictions. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Further, certain of our subsidiaries sell products directly to our other subsidiaries or provide marketing and support services to our other subsidiaries. These intercompany sales and support services involve subsidiaries operating in jurisdictions with differing tax rates. The tax authorities in such jurisdictions may challenge our treatments under residency criteria, transfer pricing provisions, or other aspects of their respective tax laws, which could affect our composite tax rate and provisions.

          Our consolidated financial statements include the financial statements of the Company and its wholly owned and majority-owned subsidiaries and entities over which the Company has control. All intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used when the Company has significant influence over significant operating decisions but does not hold control. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these companies. All material intercompany transactions and profits associated with the equity investees are eliminated in consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the date of their acquisition or up to the date of their disposal.

          Our reporting currency is the United States Dollar. The accounts of foreign subsidiaries are recorded using the local currency, which is their functional currency. All balance sheet accounts, except shareholders' equity, are translated at year-end exchange rates, and revenue and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (expense). Gains and losses resulting from the translation of foreign currency financial statements are recorded in the accumulated other comprehensive income component of the shareholders' equity.

          In the ordinary course of business, we are exposed to the impact of changes in interest rates and foreign currency fluctuations. Our objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective, we seek to balance non-dollar income and expenditures. We do not ordinarily use derivatives instruments to hedge foreign exchange exposure.

2001 Compared to 2000

          Sales -- Net sales increased 23% to $162.4 million in 2001 from $131.8 million in 2000. Net sales in North America (primarily the United States) represented 67% of net sales, or $109.4 million, in 2001 compared with 66% of net sales, or $87.4 million, in 2000, an increase of 25%. This increase was largely due to strong growth in net sales of stimulation products and vascular products (A-V Impulse Systems) as well as growth in net sales of orthopedic products. Outside the United States, net sales increased 19% to $53.0 million in 2001 from $44.4 million in 2000. This increase was primarily due to the conversion of our distribution channel from distributorship to direct sales in Germany, France and Mexico as well as our efforts to sell more products in markets previously not addressed by those products, most notably for vascular products. This increase was partially offset by the appreciation of U.S. dollar in 2001 against the Euro, U.K. Sterling and Italian Lira.

          The Company has substantial activities outside of the United States that are subject to the impact of foreign exchange rates. Eliminating the difference in the Euro, U.K. Sterling and Italian Lira values used for translation purposes, our net sales outside of the United States would have been $54.8 million, rather than $53.0 million, a difference of $1.8 million or 3.4%. Although sales were reduced, earnings were generally not impacted because costs and expenses were proportionately reduced when converted to U.S. dollars.

          All of our product groups experienced growth in sales in 2001. The Company's sales of orthopedic products grew 18% to $49.2 million in 2001 from $41.8 million in 2000. Growth in orthopedic products sales was primarily due to the addition of more direct distribution as noted above combined with the sales of new orthopedic products such as the Orthotrac. Sales of stimulation products grew 26% to $71.7 million in 2001 from $57.1 million in 2000. Stimulation products are sold almost exclusively in the United States, although we are attempting to expand distribution for stimulation products to Europe and Mexico. Growth in stimulation products was generated by both growth in market acceptance for the product by prescribers and third party payors and growth in the number of spinal fusion procedures being performed for which our product can be used as an adjunct therapy. Sales of vascular products grew 25% to $24.8 million in 2001 from $19.8 million in 2000. This product is distributed in the United States by Kendall Healthcare Products, a subsidiary of Tyco Company. Outside the United States, we expanded distribution of this product to several new markets. We experienced growth in 2001 for vascular products because of continued growth in the United States and because of expanded distribution, most notably in Germany, Italy and Japan. Approximately 85% of this product's use is in conjunction with orthopedic procedures.

          Sales of other products increased 28% to $16.7 million in 2001, compared to $13.0 million in 2000. This increase was primarily due to the growth in sales of the Laryngeal Mask, which we distribute in the United Kingdom and Italy.

          Gross Profit -- The Company's gross profit increased 24% to $119.4 million in 2001 from $96.0 million in 2000, primarily due to the increased sales of 23% and increased gross profit margins. Gross profit as a percentage of net sales increased to 73.5% in 2001 from 72.8% in 2000. The increase in gross profit as a percentage of net sales was a result of a higher growth rate in higher margin stimulation product sales, additional direct distribution and improved manufacturing efficiencies in the United States.

          Sales and Marketing Expenses -- Sales and marketing expenses, which include commissions and royalties, generally increase and decrease in relation to sales. Sales and marketing expenses increased $12.4 million to $59.4 million in 2001 from $47.0 million in 2000, an increase of 26% on a sales increase of 23%. Sales and marketing expenses as a percentage of sales increased to 36.6% of net sales in 2001 from 35.7% in 2000. In the United States, where net sales increased by 25% in 2001 compared to 2000, sales and marketing expenses increased by 29% to $42.0 million in 2001 from $32.6 million in 2000, primarily due to higher staffing costs to expand and support the U.S. sales force and the costs associated with starting a new business, OrthoRx. Outside the United States, where net sales increased by 19% in 2001 compared to 2000, sales and marketing expenses increased by 21% to $17.4 million in 2001 from $14.4 million in 2000, primarily due to the costs of opening direct operations in Germany, France and

      Mexico partially offset by the reduction in expenses resulting from the appreciation of the U.S. dollar against the Euro, U.K. Sterling and Italian Lira.

          General and Administrative Expenses -- General and administrative expenses increased to $18.4 million in 2001 from $15.4 million in 2000, an increase of 19.5% or $3.0 million, but decreased as a percentage of net sales to 11.3% in 2001 from 11.7% in 2000. General and administrative expenses for 2001 and 2000 included $2.7 million and $2.2 million of litigation costs, respectively, principally in respect of a legal action against Kinetic Concepts Inc. and legal costs associated with a request and subpoena for documents received from the Office of Inspector General of the U.S. Department of Health and Human Services and the United States Department of Defense. For a description of the legal proceedings to which we are a party, see "Item 8.A.7 Legal Proceedings." Other increases in general and administrative expenses included $0.9 million from opening direct operations in Germany, France and Mexico, $0.5 million for management incentive payments and approximately $1.0 million for other cost increases.

          Research and Development Expenses -- Research and development expenses were essentially flat between 2001 and 2000 and decreased as a percentage of net sales to 4.3% in 2001 from 5.2% in 2000. In January 2002, we provided a research grant to Orthopedic Research and Education Foundation
      (OREF) for $1.8 million to fund a project over four years titled "Optimizing Bone Healing Using PEMF" at the Cleveland Clinic Foundation. For a description of our research and development activities, see "Item 5.C Research and Development, Patents and Licenses."

          Amortization of Intangible Assets -- Amortization of intangible assets was $4.1 million in 2001 compared to $4.0 million in 2000. As required by Statement of Financial Accounting Standards No. 142, we have ceased amortization of goodwill beginning in 2002. Amortization of goodwill amounted to approximately $3.5 million in each of 2001 and 2000.

          Other Income, Net -- Other income, net, decreased to $168,000 in 2001 from $39.9 million in 2000, a decrease of $39.7 million. This decrease was primarily due to the gain on EBI litigation settlement in 2000 of approximately $38.0 million, net of expenses. For a description of the EBI litigation, see "Item 8.A.7 Legal Proceedings." In addition, approximately $0.8 million of the decrease was the result of lower interest earned on cash and cash equivalent balances because of lower interest rates.

          Income Tax Expense -- In 2001 and 2000, the effective rate of income tax was 25.7% and 25.9%, respectively. Excluding the effect of nonrecurring items and a tax benefit resulting from the deduction in Italy of an intra-group dividend subsequent to the purchase of the remaining 30% minority interest in DMO, the effective rate would have been 32% in 2001 compared to 33% in 2000.

          Net Income -- Net income for 2001 was $21.0 million, or $1.42 per share, compared to $44.8 million, or $3.20 per share, for 2000 (including $29.9 million of nonrecurring income after tax related to EBI litigation). Excluding nonrecurring items in 2000, net income for 2001 was $21.0 million, or $1.42 per share, compared to $14.9 million, or $1.07 per share for 2000, an increase in net income of 41%. Diluted weighted average number of shares of common stock outstanding were 14,737,567 and 13,986,098 during 2001 and 2000, respectively.

2000 Compared to 1999

          Sales -- Net sales increased 9% to $131.8 million in 2000 from $121.3 million in 1999. Net sales in North America (primarily the United States) represented 66% of net sales, or $87.4 million, in 2000 compared with 63% of net sales, or $75.8 million in 1999, an increase of 15%. This increase was largely due to the growth in net sales of stimulation products, fixation products and vascular products (the A-V Impulse System). Outside the United States, net sales decreased 2% to $44.4 million in 2000 from $45.5 million in 1999. This decrease was primarily due to the appreciation of the U.S. dollar in 2000 against the Euro and U.K. Sterling by approximately 7% and 8%, respectively. Net sales outside the United States would have shown an increase of 4% on a constant dollar basis.

          Gross Profit -- The Company's gross profit increased 9.4% to $96.0 million in 2000 from $87.7 million in 1999, primarily due to the increased sales and increased gross profit margins. Gross profit as a percentage of net sales increased to 72.8% in 2000 from 72.3% in 1999. The increase in gross profit as a percentage of net sales was a result of a higher growth rate in higher margin stimulation product sales.

          Sales and Marketing Expenses -- Sales and marketing expenses, which include commissions and royalties, generally increase or decrease in relation to sales and increased to 36% of net sales in 2000 from 35% in 1999, representing an increase of $5.1 million. In the United States, where net sales increased by 15% in 2000 compared to 1999, sales and marketing expenses increased by 17% to $32.6 million in 2000 from $27.9 million in 1999. Outside the United States, where net sales decreased by 2%, sales and marketing expenses increased by 3% from $13.9 million to $14.4 million, primarily due to the increase of $218,000 in royalties payable on the increased sales of the A-V Impulse System.

          General and Administrative Expenses -- General and administrative expenses, which increased by $2.6 million to $15.4 million in 2000 from $12.8 million in 1999, represented 11% of net sales in both 2000 and 1999. General and administrative expenses for 2000 and 1999 included $2,182,000 and $881,000 of litigation costs, respectively, principally in respect of the legal action against Kinetic Concepts Inc. Exclusive of these litigation costs, general and administrative expenses represented 10% of net sales in both 2000 and 1999, respectively. For more information regarding litigation costs, see "Item 8.A.7 Legal Proceedings."

          Research and Development Expenses -- Research and development expenses represented 5.2% of net sales in 2000 and 5.3% of net sales in 1999, an increase of $484,000 to $6.9 million in 2000 from $6.4 million in 1999.

          Amortization of Intangible Assets -- Amortization of intangible assets was $4.0 million in 2000 compared to $3.5 million in 1999. The increase in amortization was principally due to the acquisition of the remaining 20% equity interest in Novamedix Distribution Limited and acquisition of the assets of Kinesis Medical Inc.

          Other Income, Net -- Other income increased by $40.5 million to an income of $39.9 million in 2000 from an expense of $576,000 in 1999. This increase was primarily due to the gain on EBI litigation settlement in 2000 of approximately $38.0 million, net of expenses.

          Income Tax Expense -- In 2000 and 1999, the effective rate of income tax, excluding the net effect of non-recurring items, was 33% and 35%, respectively. The reason for the decreased rate in 2000 was principally due to increased income in low tax rate jurisdictions.

          Net Income -- Net income for 2000 was $44.8 million, or $3.20 per share, compared to $12.9 million, or $0.97 per share, for 1999 (including the net effect of a non-recurring item of $29.9 million in 2000). Excluding nonrecurring item, net income for 2000 was $14.9 million, or $1.07 per share, compared to $12.9 million, or $0.97 per share, for 1999, an increase in net income of 16%. Diluted average number of shares of common stock outstanding were 13,986,098 and 13,364,127 during 2000 and 1999, respectively.

5.B   Liquidity and Capital Resources

          Cash and cash equivalents were $34.3 million at December 31, 2001 compared to $50.5 million at December 31, 2000, a decrease of $16.2 million.

          Net cash provided by operating activities decreased from $56.3 million in 2000 to $18.9 million in 2001, a decrease of $37.4 million principally due to the one-time proceeds of $29.9 million, after tax, received in 2000 in respect to the EBI litigation.

          Cash from operating activities in 2001 was provided by net income, plus adjustment for non-cash items such as depreciation, amortization and provisions which totalled $33.9 million. The Company invested $15.0 million of the sum in working capital resulting in net cash provided by operating activities of $18.9 million. Of the net $15.0 million invested in working capital, $8.3 million was used for accounts receivable, $0.4 million was used for inventories, $1.3 million was used for other current assets and $5.0 million was used for the reduction of trade accounts payable and other current liabilities, principally the payment of taxes related to the EBI litigation.

          Net cash used by investing activities was $14.6 million in 2001 compared to $12.9 million in 2000. In 2001, the Company invested $9.0 million in affiliates and subsidiaries, principally to reduce minority positions of third parties in two subsidiaries. We used $6.6 million to purchase tangible and intangible assets, net of proceeds from the sale of equipment.

          Net cash used in financing activities was $19.7 million in 2001 compared to $2.3 million in 2000. Net cash used in financing activities in 2001 consisted of net loan repayments of $5.0 million and the repurchase of shares of our common stock for $16.5 million, which was partially offset by proceeds from the exercise of stock options and issuance of common shares totalling $1.8 million. We repurchased the shares at the current market values at the time of the transactions in such amounts as were authorized from time to time by our board of directors.

          We anticipate the uses of cash for tangible and intangible capital expenditures in 2002 will be somewhat less than the 2001 net expenditure of $6.6 million. During 2002, Executive Plan options for 1,945,000 shares of our common stock become fully vested. The Executive Plan options have a per share exercise price of $14.40. Executive Plan options expire between June 2002 and April 2004, the twelfth anniversary of our initial public offering. If exercised between their vesting date and expiration date, these options would generate approximately $28.0 million in proceeds for us. For more information about the Executive Plan options, see "Item 6.B Compensation." In the past, we have used a portion of the proceeds from the exercise of options for the repurchase of shares of our stock.

          We have committed to spend $1.8 million to fund a research and development project over a four-year period conducted by the Cleveland Clinic. In 2002, we will spend approximately $500,000 of the committed amount.

          In January 2002, the Company invested approximately $2 million of cash to fund OrthoRx Inc., a joint venture with HealthSouth Corporation.

          In April 2002, the Company invested $5.2 million in cash to fulfill an earn-up obligation in Novamedix Distribution Limited. The obligation was provided for in our financial statements at December 31, 2001 and paid in 2002.

          At December 31, 2001, we had outstanding borrowings under a line of credit denominated in Italian Lira of $4.0 million, $1.6 million of which was collateralized by the net assets of Orthofix Srl. We had unused available lines of credit of $9.2 million. The terms of the line of credit give the Company the option to borrow amounts in Italy at rates determined at the time of borrowing. The line is used to finance the working capital of our Italian subsidiary. Long-term debt totalling $1.6 million consisted principally of an acquisition loan ($0.8 million) and a forgivable tax loan ($0.6 million) issued in connection with our move to a new facility in McKinney, Texas. See Note 10 "Bank borrowings" and Note 12 "Long-term debt" from Notes to the consolidated financial statements.

          We continue to search for viable acquisition candidates that expand our worldwide presence as well as additional products appropriate for current distribution channels. An acquisition of another company or product line by us could result in our incurrence of additional debt and contingent liabilities.

          We believe that current cash balances together with projected cash flows from operating activities, the exercise of stock options and available debt capacity are sufficient to cover anticipated operating capital needs and research and development costs during the next two fiscal years.

5.C   Research and Development, Patents and Licenses

          We maintain a continuous interactive relationship with the main orthopedic centers in the United States, Europe, Japan and South and Central America. Several of the products that we market have been developed through these collaborations. In addition, we regularly receive suggestions for new products from the scientific and medical community. We also receive a substantial number of requests for the production of customized items, some of which have resulted in new products. We believe that our policy of accommodating such requests enhances our reputation in the medical community.

          Our research and development departments are responsible for new product development and regularly consult with a group of internal and designated external experts. The expert group advises these departments on the long-term scientific planning of research and development and also evaluates our research programs. Our primary research and development facilities are located in Verona, Italy, McKinney, Texas, Winston Salem, North Carolina and Andover, United Kingdom.

          In 1999, 2000 and 2001, we spent $6.4 million, $6.9 million and $7.0 million, respectively, on research and development, all of which was funded by us.

          In August 1999, we formed a Scientific Advisory Committee composed of eight medical clinicians to further the market opportunities and additional applications for our proprietary pulsed electromagnetic field, or PEMF, technology. We hope to further our knowledge of PEMF's influences on specific cellular functions and develop additional applications for the technology. In January 2002, we made a research grant to Orthopedic Research and Education Foundation to fund a study to define the molecular and cellular mechanism underlying bone-healing in response to the PEMF technology. This study is being conducted at the Lerner Research Institute of the Cleveland Clinic Foundation. Orthofix has committed $1.8 million to the four-year collaboration, entitled "Optimizing Bone-Healing Using PEMF," which also seeks to identify specific signal characteristics that are causally related to a bone-healing response to PEMF technology in order to optimize the PEMF signal.

          For additional information on our patents and licenses, see "Item 4.B Business Overview -- Patents, Trade Secrets and Licenses."

5.D   Trend Information

Recently Issued Accounting Standards

          In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

          SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations and requires that intangible assets be recorded apart from goodwill if they meet certain criteria. Prior to its effective date of June 30, 2001, all of Orthofix's prior business combinations have been accounted for using the purchase method of accounting.

          SFAS No. 142 addresses the accounting and reporting for goodwill and intangible assets. Under SFAS No. 142, intangible assets with an indefinite life will no longer be amortized, but will be reviewed annually for impairment, or more frequently, if impairment indications arise. We have determined that all of our goodwill has an indefinite life and is therefore subject to SFAS No. 142. Intangible assets that have finite lives will continue to be amortized over their useful lives.

          Companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 31, 2001 (January 1, 2002, for Orthofix). As of December 31, 2001, the value of net intangibles totaled $4.1 million and net goodwill totaled $56.7 million, respectively, on our balance sheet. We are assessing the impact that this new standard will have on our financial position and results of operations but believe it will not be significant, other than ceasing the amortization of goodwill beginning in 2002. During 2001, we recorded $0.7 million for amortization of intangibles and $3.5 million for amortization of goodwill.

          SFAS No. 143, "Accounting for Obligations with the Retirement of Long-Lived Assets" was issued in July 2001. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for our fiscal year beginning after January 1, 2003. We are assessing the impact that this new standard will have on our financial position and results of operations, but we believe it will not be significant.

          SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001 and is required for implementation for the 2002 fiscal year. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We are assessing the impact that this new standard will have on our financial position and results of operations, but we believe it will not be significant.

Euro Conversion

          As part of the European Economic and Monetary Union (EMU), a single currency, the Euro, replaced the national currencies of most European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of December 31, 1998, with the participating national currencies being removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coins. During the transition period from January 1, 1999 through December 31, 2001, public and private entities as well as individuals were able to pay for goods and services using checks, drafts or wire transfers denominated in Euro or the participating countries' national currencies.

          The migration to Euro compliant systems is key to our information technology strategy. We believe that we have been Euro compliant in the affected countries (that is, able to receive Euro-denominated payments and able to invoice in Euros as requested by vendors and suppliers, respectively) since January 1, 1999. We believe we have completed the full conversion of all affected country operations to the Euro.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A   Directors and Senior Management

          Our directors and executive officers are as follows:


              Name                     Age            Position

      Robert Gaines-Cooper             64    Chairman of the Board of Directors
      Edgar Wallner                    65    Deputy Chairman and Director
      Charles Federico (1)             53    President and Chief Executive
                                             Officer and Director
      Peter Clarke                     60    Executive Vice President, Chief
                                             Financial Officer, Secretary and
                                             Director
      Tom Hay                          56    Senior Vice President and
                                             President, International Division
      Gary Henley                      53    Senior Vice President and President
                                             North American Division
      Jerry Benjamin (2)               61    Director

              Name                     Age            Position

      Alberto d'Abreu de Paulo (2)     63    Director
      Frederik Hartsuiker (2)          61    Director
      Peter Hewett                     66    Director
      John Littlechild (1)             50    Director
      James Gero (1)                   57    Director

      ------------
      (1) Member of the Compensation and Benefits Committee
      (2) Member of the Audit Committee

          All directors hold office until the next annual general meeting of our shareholders and until their successors have been elected and qualified. Our officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

          Mr. Gaines-Cooper became Chairman of Orthofix International in 1989 and has been a Director of Orthofix International since our formation in 1987. He is Managing Director of Chelle Plastics Ltd-Seychelles. Mr. Gaines-Cooper is also Chairman of LMA International S.A., Jersey, Channel Islands.

          Mr. Wallner became a Director and President and Chief Executive Officer of Orthofix International in October 1987. Mr. Wallner resigned as President and Chief Executive Officer on January 1, 2001, succeeding Mr. Hewett as Deputy Chairman on that date. From 1978 until 1987, Mr. Wallner was Vice President of European Operations for EBI, now a subsidiary of Biomet. From 1973 until 1978, he was Vice President of Marketing for Hydron Europe Inc., a soft contact lens manufacturer. Prior to 1973, Mr. Wallner spent 15 years with The Boots Company Ltd., a multinational pharmaceutical company.

          Mr. Federico became a Director of Orthofix International in October 1996 and was the President of Orthofix Inc. from October 1996 to January 1, 2002. On January 1, 2001, Mr. Federico succeeded Mr. Wallner as President and Chief Executive Officer of Orthofix International. From 1985 to 1996, Mr. Federico was the President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985 Mr. Federico served as Vice President of Dyonics, initially as Director of Marketing and subsequently as General Manager. Previously, he held management and marketing positions with General Foods Corporation, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation.

          Mr. Clarke became a Director and Executive Vice President, Secretary and Chief Financial Officer of Orthofix International in March 1992 and has been the Chief Financial Officer of Orthofix International since January 1988. From 1985 to 1987, he was Finance Controller of EBI Medical Systems Ltd., a United Kingdom subsidiary of EBI.

          Mr. Hay became President, International Division, of Orthofix International in December 1998. Before joining Orthofix, Mr. Hay was with C.R. Bard Inc. for eleven years in various positions of increasing responsibility and ultimately as Managing Director of C.R. Bard Ltd. and Vice President, C.R. Bard, Northern Europe. Prior to this, he spent fourteen years with Baxter Healthcare.

          Mr. Henley joined Orthofix International in January 1997 as Senior Vice President. On January 1, 2002, Mr. Henley succeeded Mr. Federico as President of Orthofix Inc. Prior to joining Orthofix, Mr. Henley was President of Smith and Nephew Video Division from 1987 until 1996. Mr. Henley was founder and President of Electronic Systems Inc. from 1975 to 1984 and CeCorp Inc. from 1984 until 1987.

          Mr. Benjamin became a non-executive Director of Orthofix International in March 1992. He has been a General Partner of Advent Venture Partners, a venture capital management firm in London, since 1985. Mr. Benjamin is a Director of Professional Staff plc and a number of private health care companies.

          Mr. d'Abreu de Paulo became a non-executive Director of Orthofix International in March 1992 and has been associated with Orthofix since its formation in 1987 as the President and Managing Director of First Independent Trust (Curacao) N.V., a director of Orthofix until February 28, 1992. Mr. d'Abreu de Paulo is a tax attorney in private practice and a member of the Audit Court of the Netherlands Antilles.

          Mr. Hartsuiker became a non-executive Director of Orthofix International in March 1992 and has been a Director of Orthofix International B.V. since 1987. Mr. Hartsuiker is a Director of New Amsterdam Cititrust B.V. in The Netherlands.

          Mr. Hewett was the Deputy Group Chairman of Orthofix International between March 1998 and December 2000. He is Chairman of the Board of Orthofix Inc. He has been a non-executive Director of Orthofix International since March 1992. Previously, Mr. Hewett served as the Managing Director of Caradon Plc, Chairman of the Engineering Division, Chairman and President of Caradon Inc., Caradon Plc's U.S. subsidiary and a member of the Board of Directors of Caradon Plc of England. In addition, he was responsible for Caradon Plc's worldwide human resources function, and the development of its acquisition opportunities.

          Mr. Littlechild became a non-executive Director of Orthofix International in 1987. He has served as a General Partner of the General Partner funds of each of the HealthCare Partners, a U.S. venture capital fund, since 1991. From 1985 to 1991, he was a Senior Vice President of Advent International Corporation. Mr. Littlechild is a Director of Diacrin, Inc. and Dyax, Inc. as well as other privately held HealthCare portfolio companies.

          Mr. Gero became a non-executive Director of Orthofix International in February 1998. Mr. Gero became a Director of AME in 1990 and served subsequently as a Director of Orthofix Inc. He is the Chairman and Chief Executive Officer of each of Sierra Technologies Inc. and Sierra Networks Inc. and a Director of each of, LBP, Inc., Drew Industries Inc., and Chairman of Thayer Aerospace.

          For a description of transactions between Orthofix and certain of our directors, officers or related parties of our directors or officers, see "Item 7.B Related Party Transactions."

6.B   Compensation

          During 2001, we paid an aggregate amount of approximately $2.6 million to our directors and executive officers as a group (12 persons) for services rendered in all capacities. This amount includes $41,000 paid by us in 2001 to provide pension, retirement or similar benefits for all directors and officers. In 2002, we anticipate that the aggregate amount of compensation to be paid to our directors and executive officers as a group (12 persons) will be approximately $2.5 million.

Share Option Plans

          The following is a summary description of certain provisions of our share option plans.

      Performance Accelerated Stock Option Agreement

          In December 1999, our Board of Directors adopted a resolution approving, and on June 29, 2000, our shareholders approved, the grant to certain of our executive officers of performance accelerated stock options, or PASOs, to purchase up to 1,000,000 shares of our common stock, subject to the terms summarized below. The option to purchase shares of our common stock under the PASOs was granted at an exercise price equal to $17.875 per share, the price of shares of our common stock on the date the PASOs were approved by the shareholders.

          The PASOs include both service-based and performance-based vesting provisions. Under the service-based provisions, subject to the continued employment of the executive, the PASOs generally become 100% nonforfeitable and exercisable on the fifth anniversary of the grant date. Vesting under the PASOs will be accelerated, however, if certain stock price targets are achieved. The performance-based vesting provisions provide for the vesting of one-eighth, or 12.5%, of the PASO grant for each $5.00 increase in the price of shares of our common stock above $15.00 per share. For example, for an executive who received a grant of 200,000 shares under a PASO, 25,000 shares will become vested and nonforfeitable if the price of shares of our common stock were to increase to $20.00. However, to ensure that a significant number of option shares do not become exercisable prematurely, except as described below, the total number of shares eligible for vesting on an annual basis is limited to 20% of the number of shares subject to the PASO with a cumulative carryover for the unvested portion of shares eligible for accelerated vesting for each of the prior years. In addition, regardless of vesting, no shares may be exercised prior to December 31, 2001.

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

      Staff Share Option Plan

          Pursuant to our Staff Share Option Plan, or Staff Plan, our employees, including our directors and executive officers, and certain other persons directly or indirectly related to our business, have been granted options to purchase an aggregate of 2,028,501 shares of our common stock at prices ranging from $2.14 to $31.12 per share of common stock. Of these, options for 1,145,577 shares of our common stock have been exercised or cancelled as of March 31, 2002. Option grants under the Staff Plan were made in 1988, 1989, 1990, 1991, 1995, 1996, 1997, 1998, 1999, 2000 and 2001.
      192,724 shares of our common stock remain available for grant under this Plan.

          Options under the Staff Plan are currently exercisable with respect to 46% of the total number of shares of our common stock subject to option. The Board of Directors has the authority to accelerate the exercise date of options, or make such other adjustments as it considers appropriate, in the event of a change in our control. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee. Staff Plan options generally expire ten years after date of grant, or earlier in certain circumstances.

      Executive Share Option Plan

          Our Executive Share Option Plan, or Executive Plan, was adopted by the Board of Directors and approved by the shareholders in March 1992. An aggregate 1,945,000 shares of our common stock have been reserved for issuance under the Executive Plan. The Executive Plan is administered by the Board of Directors. No shares of our common stock remain available for future grants under the Executive Plan.

          Options covering an aggregate of 1,945,000 shares of our common stock have been awarded by the Board of Directors to our executive and non-executive officers. All Executive Plan options have a per share exercise price of $14.40 (120% of the offering price in our initial public offering).

          Fifty percent of each grant of Executive Plan options are characterized as "Service Options" which generally vest in 20% increments on the first through fifth anniversaries of the date of grant, provided the option holder is employed by us at such anniversary date. The remaining Executive Plan options are characterized as "Performance Options" which will vest on the tenth anniversary of the date of grant, provided the option holder remains in our employ at such anniversary date. Performance Options will vest earlier, however, upon the satisfaction of a performance condition linked to the market price of the shares of our common stock. Specifically, Performance Options will vest in 25% increments each time the average price of the shares of our common stock on the Nasdaq National Market System over a period of 180 days, or the Average Price, attains a whole number multiple of $12.00, the public offering price of the shares of our common stock in our initial public offering completed in April 1992. Thus, 25% of the outstanding Performance Options will vest if the Average Price equals or exceeds $24.00, another 25% will vest if the Average Price equals or exceeds $36.00, and so on. This performance-based vesting, however, is qualified by the condition that an employee can vest in Performance Options covering no more than 25% of the total number of Performance Options granted to him for each full or partial year of service with us from April 24, 1992. Both Service Options and Performance Options will expire on the twelfth anniversary of our initial public offering.

      AME Incentive Stock Option Plans

          All options to purchase shares of common stock of American Medical Electronics Inc., or AME, outstanding under AME's 1983 Incentive Stock Option Plan and 1990 Incentive Plan immediately prior to the merger of AME with Orthofix were assumed by us and converted into options to purchase common shares. Options under the 1983 Plan have a weighted average exercise price of $24.57 per common share; options under the 1990 Plan have a weighted average exercise price of approximately $19.29 per common share; at prices ranging from $9.49 to $28.24 per common share. The exercise prices of all such options were adjusted to take account of the merger.

          Options granted under both the 1983 Plan and the 1990 Plan expire ten years after the date of grant unless earlier exercised. The last options granted under the 1983 Plan are scheduled to expire in 2002, while the last options granted under the 1990 Plan are scheduled to expire in 2005. As of March 31, 2002, 3,132 options are outstanding under the 1983 Plan, all of which are exercisable, and 18,357 options are outstanding under the 1990 Plan, all of which are exercisable.

      AME Warrants

          Warrants to purchase 320,000 shares of AME common stock, or AME warrants, were also assumed by us pursuant to the merger of AME with Orthofix and became exercisable for our shares common stock after adjustment to take account of the merger. At March 31, 2002, AME warrants to purchase 76,832 common shares were currently exercisable, and expire on various dates through December 2003. The exercise price for the AME warrants ranges from $25.44 to $30.61 per common share.

      Kinesis Warrants

          Warrants to purchase Kinesis common stock were converted into Orthofix warrants in August 2000 pursuant to a conversion formula defined as a part of the Asset Purchase Agreement between Kinesis and Orthofix Inc. At March 31, 2002, warrants to purchase 27,364 common shares were currently exercisable and expire on August 31, 2005. The exercise price for 6,065 of the warrants is $19.125 while the exercise price for the remaining 21,299 warrants is $38.25 per common share.

6.C   Board Practices

          Our directors are elected by the shareholders at the annual general shareholders' meeting to serve for a renewable term of one year. In 1992, our Board of Directors established a Compensation and Benefits Committee. The Compensation and Benefits Committee is currently formed by Mr. Federico, Mr. Littlechild and Mr. Gero. The Board of Directors does not maintain a Nominating Committee or a committee performing similar functions. The Compensation and Benefits Committee establishes salaries, incentives and other forms of compensation for directors, officers and our other employees, administers our share option plans and recommends policies relating to incentive compensation and benefit plans. The Audit Committee, comprised of Mr. Benjamin, Mr. Hartsuiker and Mr. de Paulo, reviews the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and the independent auditors. The Board of Directors may establish additional committees from time to time.

          Mr. Gaines-Cooper, Mr. Wallner and Mr. Clarke have service contracts with us for a duration of three years from July 1, 1999, which may be automatically extended for additional one-year periods unless the Company provides a notice six months prior to the end of the service contract that it does not intend to extend. The contracts provide each director the option of converting the remainder of his employment into a guaranteed consultancy in the event of termination other than for cause. Termination other than for cause does not affect the directors' rights under the option plans.

6.D   Employees

          At December 31, 2001, we had 650 employees, of which 395 were employed within the North American division. Our relations with our Italian employees, who numbered 61 at December 31, 2001, are governed by the provisions of a National Collective Labor Agreement setting forth mandatory minimum standards for labor relations in the metal mechanic workers industry and we are not otherwise party to any collective bargaining agreement. We believe that we have good relations with our employees, many of whom have been granted share options. Of our 650 employees, 348 were employed in sales and marketing functions, 110 in general and administrative, 128 in production and 64 in research and development.

6.E   Share Ownership

The total amount of shares of our common stock held by our directors and officers as a group as of March 31, 2002 was 1,728,610. The total number of shares of our common stock underlying all outstanding options held by our directors and officers as a group as of March 31, 2002 was 2,973,300.

                            Members of the board of                 Common           Percent of the total
                        directors or executive officers              Stock            outstanding shares
                        -------------------------------           --------------     --------------------
              Robert Gaines-Cooper                                    718,000(1)              5.6%
                                                                      550,000(2)              4.3%
              Edgar Wallner                                           380,250                 3.0%
              Charles Federico                                          4,175                    *
              Peter Clarke                                                  0                    *
              Tom Hay                                                       0                    *
              Gary Henley                                                 625                    *
              Jerry Benjamin                                            9,282                    *
              Alberto d'Abreu de Paulo                                      0                    *
              Frederik Hartsuiker                                       5,000                    *
              Peter Hewett                                             15,000                    *
              John Littlechild                                         20,861                    *
              James Gero                                               25,417                    *
                                                                  -----------         -------------------
              Directors and executive officers as a group           1,728,610                13.5%
                (12 individuals)

          ----------
          (1)  Shares which Mr. Gaines-Cooper owns directly.
          (2) Shares owned by LMA International S.A. A trust, of which Mr. Gaines-Cooper is a settlor, owns a 40% interest in LMA International S.A.
          *  Less than 1%.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   Major Shareholders

          Based upon a review of filings with the Securities and Exchange Commission, we are not directly or indirectly owned or controlled by any corporation or by any government. Set forth below is a table indicating
      (1) persons known by us to own more than 5% of the shares of our common stock, and (2) the total number of shares of our common stock owned by directors and officers as a group, at March 31, 2002.

                                   Identity of                                           Number of
         Title of Class            Person or Group                                     Shares Owned      % of Total
         --------------            ---------------                                     ------------      ----------
         Common Stock              Fidelity Management & Research                       1,772,117 (1)        13.8%
         Common Stock              Lord, Abbett & Co.                                     984,044 (1)         7.7%
         Common Stock              Federated Investors, Inc.                              937,300             7.3%
         Common Stock              Liberty Wanger Asset Management, L.P.                  810,700 (1)         6.3%
         Common Stock              Robert Gaines-Cooper                                   718,000 (2)         5.6%
                                                                                          550,000 (3)         4.3%

     ----------
     (1)  From Schedule 13G filings with the Securities and Exchange
          Commission.
     (2)  Shares which Mr. Gaines-Cooper owns directly.
     (3) Shares owned by LMA International S.A. A trust, of which Mr. Gaines-Cooper is a settlor, owns a 40% interest in LMA International S.A.

          Each share of common stock has the same voting rights. We do not know of any arrangements that may result in a change in our control.

7.B   Related Party Transactions

          Certain of our directors own beneficial interests in LMA International S.A., or LMA. Mr. Peter Clarke and Mr. Peter Hewett serve as directors of Laryngeal Mask North America, a subsidiary of LMA. In 1992, LMA, which owns the distribution rights in Italy to the Laryngeal Mask (used to administer anesthesia) produced by The Laryngeal Mask Company Ltd., awarded the distribution rights for the Laryngeal Mask in Northern Italy to DMO S.r.l, a subsidiary of Orthofix International. Effective January 1, 1995, such rights were extended to the whole of Italy. A trust, of which Mr. Gaines-Cooper is the settlor, owns a 40% interest in LMA. In exchange for the award of distribution rights to DMO, LMA was permitted to purchase a 20% beneficial interest in DMO.

          On November 28, 2001, we, in order to complete our ownership, acquired the remaining 30% interest in our Italian subsidiary, D.M.O. S.r.l., for a purchase price of $8.6 million comprised of 250,000 Orthofix International shares, and cash of $1.9 million. The seller of the 30% interest in D.M.O. S.r.l. was LMA. The purchase price was negotiated based upon comparative market multiples. 50,000 of the total shares were acquired in the market at $31.92 per share, 100,000 shares were acquired from LMA at $25 per share and 100,000 shares were acquired from International Investments Venner Inc at $25 per share. A trust, of which Mr. Gaines-Cooper is the settlor, owns a 40% interest in LMA and Mr. Gaines-Cooper indirectly controls International Investments Venner Inc. D.M.O. S.r.l. is now a wholly owned subsidiary of Orthofix International.

          Orthofix International B.V. owns a 52% interest, and Intavent Limited a 48% interest, in Intavent Orthofix Limited. Mr. Gaines-Cooper is the settlor of a trust that owns a 30% interest in Intavent Limited. Intavent Orthofix distributes the Laryngeal Mask, supplied by Intavent Limited, in the United Kingdom. In the event that an offer is accepted by shareholders to sell more than 50% of the outstanding Intavent Orthofix shares, Intavent Limited may acquire additional shares of Intavent Orthofix from us for approximately $78,000, bringing its interest in Intavent Orthofix to 50%.

          Arrow Medical Limited supplies impads for use with the A-V Impulse System to Novamedix Distribution Limited, a wholly owned subsidiary of Orthofix International. Mr. Gaines-Cooper is the Chairman of LMA and is the settler of a trust which owns 40% of LMA. LMA owns a 30% interest in Arrow. Mr. Wallner is the settlor of a trust which owns a 10% interest in Arrow.

          Inter Medical Supplies, a wholly owned subsidiary of Orthofix International, which manufactures Orthofix products, rents facilities in the Seychelles from LMA under a three year lease which started in 1999. The annual rent paid to LMA is $78,000. Inter Medical Supplies has paid LMA $207,000 as a contribution towards the setting up cost of this facility.

7.C   Interests of Experts and Counsel

          Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A    Consolidated Statements and Other Financial Information

8.A.1     See Item 18 for our audited consolidated statements.

8.A.2     See Item 18 for these years of our comparative financial statements.

8.A.3     See Reports of Independent Accounts, pages F-2, F-3 and F-4.

8.A.4 We have complied with the requirement that our audited financial statements not be older than 15 months.

8.A.5     Not applicable.

8.A.6     See note 14 to our consolidated financial statements.

8.A.7   Legal Proceedings.

          There are no material pending legal proceedings to which the Company is a party or of which any of its property is subject, except as described below.

          Novamedix, a wholly owned U.K. subsidiary of Orthofix International, which markets the AV Impulse System, filed an action on February 21, 1992 against Kinetic Concepts Inc., or KCI, alleging infringement of the patents relating to Novamedix's A-V Impulse System product, breach of contract, and unfair competition (Novamedix Limited v. Kinetic Concepts Inc., United States District Court for the Western District of Texas, San Antonio Division, Civil Action No. SA-92-CA-0177). In this action, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract and unfair competition. Shortly thereafter, KCI filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. No trial date for this matter is presently scheduled and a trial is not expected to begin before late 2002.

          In the fall of 1995, three of Orthofix International's subsidiaries-- Orthofix S.r.l., Inter Medical Supplies Limited, or IMS, and Orthofix Inc. -- filed complaints against Biomet, Inc., Electro-Biology, Inc. and EBI Medical Systems, Inc. On November 29, 1995, IMS filed a complaint against these defendants in the United States District Court for the District of New Jersey (Inter Medical Supplies Limited v. EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., Civil Action No. 95-6035), to recover payment for goods sold and delivered in the amount of $879,399. On December 4, 1995, Orthofix Inc. and Orthofix S.r.l. filed a nineteen-count complaint against these defendants in the United States District Court for the Northern District of Texas charging them with breaching three contracts, tortuously interfering with an existing contract and prospective contracts, infringing registered trademarks, defaming those companies and their employees and unfairly competing with them in the marketing of Orthofix's external bone fixator (Orthofix Inc. and Orthofix S.r.l. v. EBI Medical Systems, Inc., Electro-Biology, Inc., and Biomet, Inc., Civil Action No. 395-CV-2982-X). On March 25, 1996, the United States District Court for the District of New Jersey consolidated the two actions (consolidated cases No. 95-6035 and No. 96-1047).

          On June 2, 1997, after a trial in the United States District Court for the District of New Jersey, a jury returned a verdict in favor of Orthofix S.r.l., IMS and Orthofix Inc. The jury found that the defendants had breached all three contracts, perpetrated eight business torts and failed to pay for goods sold and delivered.

          On June 28, 1999, the United States Court of Appeals for the Third Circuit unanimously affirmed the district court's decisions on liability and compensatory damages.

          On January 21, 2000, defendants Biomet, Inc. and Electro-Biology, Inc. paid $64.2 million to satisfy the judgment in favor of the Orthofix S.r.l., IMS and Orthofix Inc. As a result of the Supreme Court's order and the satisfaction of the judgment, the litigation has been completed.

          Orthofix Inc. was a defendant in a lawsuit brought by Joseph Mooibroek, a former President and Chief Executive Officer of American Medical Electronics Inc., or AME, alleging wrongful termination of Mr. Mooibroek's employment agreement and various other claims (Joseph Mooibroek v. American Medical Electronics, et al., No. 94-4983-C, 68th Judicial District Court, Dallas County, Texas). AME was acquired by Orthofix through a merger completed prior to the lawsuit. Following trial in April and May 1997, a jury found that Mr. Mooibroek was entitled to recover $1,479,645 from Orthofix Inc. and $1,238,179 from the directors of Orthofix Inc. Before the trial, Orthofix Inc. agreed to indemnify its directors against any recovery by Mr. Mooibroek. On June 26, 1997, final judgment was entered reducing the award against Orthofix Inc. to $679,645, which Orthofix Inc. has paid. The directors appealed the final judgment against them, and Mr. Mooibroek appealed various aspects of the judgment including the trial court's denial of recovery of more than $800,000 in attorneys' fees. The appellate courts vacated the judgment against the directors and affirmed the judgment in all other respects except the attorneys' fees issue which was returned to the trial court for further consideration. On June 10, 2002, following mediation, Orthofix paid $575,000 to Mr. Mooibroek in settlement of attorney's fees. This amount was fully reserved.

          On December 4, 1998, the special committee, or Review Committee, established to determine the amount of any contingent contract rights under the Merger Agreement, dated May 8, 1995, between Orthofix International and AME, in settlement of all claims of the holders of record of AME common stock and the options and warrants to acquire such stock as of August 21, 1995, unanimously determined that Orthofix International would pay to the holders an earnout of $500,000 plus interest and 12% of the net recovery received from the judgment against EBI Medical Systems, Inc., Electro-Biology, Inc. and Biomet, Inc., up to a maximum of $5,500,000. The Review Committee has not calculated the latter amount, but Orthofix International believes it is between $5,000,000 and $5,500,000. An arbitrator acting under the auspices of the American Arbitration Association, or AAA, subsequently entered a consent award based on the Review Committee's determination.

          On January 29, 1999, two plaintiffs who owned shares of AME common stock commenced a civil action against Orthofix Inc. and the members of the Review Committee seeking, inter alia, the maximum earnout and bonus under the Merger Agreement. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated v. Orthofix Inc., Arthur Schwalm, Robert Gaines-Cooper, James Gero, and John and Jane Does One (1) Through Four
      (4), No. 99-S-445 (D. Colo.). In a related action, commenced on June 2, 1999, the same plaintiffs filed a motion in the United States District Court for the Southern District of New York seeking to intervene in the AAA arbitration and vacate the Consent Award. Clarence Frere, Louise Frere, Joseph Mooibroek, and Marla B. Mooibroek, individually and on behalf of all others similarly situated v. Orthofix Inc., Arthur Schwalm, Robert Gaines-Cooper, James Gero, and John and Jane Does One (1) Through Four (4), No. 99 Civ. 4049 (S.D.N.Y.). The two actions have been consolidated in the New York federal court and Orthofix International has been added as a party.

          We are vigorously defending against plaintiffs' actions. Thus far, the claims against the individual defendants who had been served have been dismissed for lack of personal jurisdiction and pending before the court are dispositive motions contending that the plaintiffs lack standing to challenge the Review Committee's determination because they authorized the Review Committee to represent them in the earnout and bonus determination by the express terms of the merger agreement.

          On January 3, 2001, Norian Corporation filed a patent-infringement suit against Stryker Corporation for Stryker's alleged manufacture, use, sale or offer for sale of BoneSource (Norian Corporation v. Stryker Corporation, No. C 01 0016 (N.D. Cal.)). We are not a party to the suit, but Stryker is the assignee of patents, know how and trademarks related to BoneSource from Osteogenics, Inc., which is a wholly owned subsidiary of Orthofix Inc. We understand that Stryker is vigorously defending against Norian's claim. If Norian prevails on its claim, it could reduce royalty payments to Osteogenics, Inc. under the assignment agreement with Stryker.

          On April 17, 2001, we received an administrative request for records from the Office of the Inspector General of the United States Department of Health and Human Services. On June 20, 2001, we received a similar administrative request for records from the Office of the Inspector General of the United States Department of Defense. Our outside counsel met with representatives of the Department s of Justice and Health and Human Services and established a mutually agreeable schedule for production of documents that we subsequently met.

          We have cooperated with, and through counsel had numerous contacts with, government representatives. As a result, we presently believe the primary focus of the United States government's inquiry concerns the appropriateness of claims we submitted to federal health programs for the off-label use of our FDA-approved spinal pulsed electronic magnetic field device, and billing and coding for its off-label use.

          On November 8, 2001, and by pre-arrangement with the United States government, the Company's outside counsel presented to government representatives a document describing our coding and billing practices for the off-label use of our pulsed electronic magnetic field device, and discussed our understanding of Medicare, Medicaid and CHAMPUS/TriCare rules with respect to the off-label use of FDA-approved devices. As of June 20, 2002, we have received no written response to our presentation. Consequently, we are unable to predict what the final outcome may be or rule out the possibility that it may have a material adverse effect on our business.

8.A.8     See "Item 3.A Selected Financial Data-- Dividends" for a discussion of our dividend policy.

8.B   Significant Changes

          On February 15, 2002, we announced the selection of Ernst & Young LLP as new independent accountants to audit our financial statements for the year ending December 31, 2002. Ernst & Young LLP replaced PricewaterhouseCoopers (PWC), our previous accounting firm, upon completion of PWC's audit of our financial statements for the year ended December 31, 2001. During 2001, PWC concluded that it had violated the auditor independence rules of the SEC by providing bookkeeping services for a subsidiary of Orthofix International. The SEC permitted PWC to complete the 2001 audit. However, the SEC did not permit PWC to stand for re-election as our independent accountants for the year ending December 31, 2002.

          On January 10, 2002, we announced the establishment of a 50/50 joint venture -- OrthoRx Inc. with HealthSouth Corporation. The business of OrthoRx is to provide orthopedic durable medical equipment products to patients built around physician protocols, which specify the treatment and product required for each patient.

ITEM 9.  THE OFFER AND LISTING

9.A   Offer and Listing Details

          Our capital consists of shares of common stock. Our shares of common stock are quoted on the Nasdaq National Market under the symbol OFIX.

          The table below sets forth, for the periods indicated, the reported high and low closing quotations, based on information supplied by the National Association of Securities Dealers, Inc.

              Fiscal year ended December 31,                                     High             Low
              ------------------------------                                     ----             ---
              1997.......................................................        14.00            5.00
              1998.......................................................        14.00           10.00
              1999.......................................................        16.50           11.50
              2000.......................................................        22.00           11.00
              2001.......................................................        37.90           19.13

              Financial quarter ended
              -----------------------
              March 31, 2000.............................................        21.00           11.00
              June 30, 2000..............................................        19.00           15.88
              September 30, 2000.........................................        21.00           17.88
              December 31, 2000..........................................        20.50           18.25
              March 31, 2001.............................................        23.06           19.13
              June 30, 2001..............................................        27.07           22.13
              September 30, 2001.........................................        30.45           20.50
              December 31, 2001..........................................        37.90           26.87

              Month ended
              -----------
              December 31, 2001..........................................        37.90           32.70
              January 31, 2002...........................................        38.01           32.45
              February 28, 2002..........................................        36.49           33.30
              March 31, 2002.............................................        41.90           33.80
              April 30, 2002.............................................        42.02           36.65
              May 31, 2002...............................................        37.73           32.02


9.B   Plan of Distribution

          Not applicable.

9.C   Market

          The shares of common stock are quoted on the Nasdaq National Market under the symbol OFIX. The shares of common stock were quoted initially in connection with our initial public offering completed in April 1992.

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

          Our articles of incorporation permit us to issue up to 30,000,000 shares of common stock, par value $0.10 per share. As of December 31, 2001, there were 12,802,276 shares of common stock outstanding. For a more complete description of our common stock and provisions of our articles of incorporation and bylaws, we encourage you to review complete copies of our articles of incorporation and bylaws, which we have previously filed with the SEC.

          Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution after payment or provision for liabilities.

          No holder of shares of our common stock shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any shares of our common stock or any securities convertible into, or exchangeable for shares which we may issue. The rights of shareholders can only be modified by an amendment to the Articles of Incorporation. There is presently only one class of stock.

          Options to subscribe for shares of our common stock may be issued to directors, officers and other persons employed by us and/or our subsidiaries or whose services are otherwise contracted by us, for such consideration and on such terms as determined from time to time by, or on behalf of, the Board of Directors. The exercise price of such options shall not be below the net asset value of the relevant shares of our common stock as calculated, in accordance with generally accepted accounting principles, at the time of issuance of the relevant options. The options are issued by the Board of Directors in registered form only, and are entered in a register which is kept by, or on behalf of, the Board of Directors. At the request of the holder of the options, certificates may be issued for the options held by him. Option certificates are signed by a director, which signature may be in facsimile.

          Pursuant to article 12 of the Articles of Incorporation, all General Meetings of Shareholders shall be held in Curacao. The annual General Meeting of Shareholders is held within nine months after the end of the preceding fiscal year. Special General Meetings of Shareholders may be called at any time. Notice of all General Meetings is given to the shareholders between ten and 60 days prior to the meeting. The notice is required to state the matters to be considered at the meeting. Every shareholder has the right to attend any General Meeting of shareholders in person or by proxy, and to address the Meeting. Holders of common stock are entitled to one vote for each share held for the election of directors.

          The Articles of Incorporation include no limitations on the right to own securities.

          The amount of authorized capital can only be changed by an amendment to the Articles of Incorporation, for which a shareholders' approval is required.

          For a description of the legal consequences of being incorporated in the Netherlands Antilles, see "Item 3.D Risk Factors -- Provisions of Netherlands Antilles law may have adverse consequences to our shareholders."

10.C  Material Contracts

          We are not a party to any material contracts other than those entered into in the ordinary course of business.

10.D  Exchange Controls

General

          Although there are Netherlands Antilles laws which may impose foreign exchange controls on us and which may affect the payment of dividends, interest or other payments to non-resident holders of our securities, including the shares of common stock, we have been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which we conduct operations may have various currency or exchange controls. In addition, we are subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on our operations. As to our securities, Netherlands Antilles law and our Articles of Incorporation impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

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

          We have also been advised by our Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will only accept a foreign judgment as evidence of a debt due if: (1) the judgment is for a liquidated amount in a civil matter; (2) the judgment is final and conclusive and has not been stayed or satisfied in full; (3) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (4) the judgment was not obtained by actual or constructive fraud or duress;
      (5) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (6) the proceedings in which the judgment was obtained were not contrary to natural justice; (7) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (8) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (9) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

          Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

10.E  Taxation

          Under the laws of the Netherlands Antilles as currently in effect, a holder of shares of common stock who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on dividends paid with respect to the shares of common stock or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles do not impose a withholding tax on dividends paid by us. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

10.F  Dividends and Paying Agents

          Not applicable.

10.G  Statement by Experts

          Not applicable.

10.H  Documents on Display

          Reports and other information about us can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10.I  Subsidiary Information

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

          In the ordinary course of business, we are exposed to the impact of changes in interest rates and foreign currency fluctuations. In order to minimize the impact of currency fluctuations on our earnings and cash flows, we seek to balance our non-dollar income and expenditure. We generally do not use derivatives to hedge foreign exchange exposure and interest rate volatility. Our cash balances and interest sensitive debt at December 31, 2001 were $34.3 million and $4.0 million, respectively. Based on such balances, a 1% movement in interest rates would have a $343,000 and $40,000 effect on interest receivable and payable, respectively.

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

ITEM 18. FINANCIAL STATEMENTS

          The following financial statements and related schedule, together with the report of PricewaterhouseCoopers are filed as part of this annual report on Form 20-F in Item 18:

      Reports of Independent Accountants and Auditors.
      Consolidated Balance Sheets as of December 31, 2001 and 2000. Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999.
      Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999.
      Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.
      Notes to the Consolidated Financial Statements.
      Schedule 2-- Valuation and Qualifying Accounts.
      Report of Independent Accountants on Financial Statement Schedules.

ITEM 19. EXHIBITS

      1.1   Certificate of Incorporation (filed as an exhibit to the Company's
            2000 annual report on Form 20-F and incorporated herein by reference)
      1.2   Articles of  Incorporation  (filed as an exhibit to the Company's
            2000 annual report on Form 20-F and incorporated herein by reference)
      8     List of Subsidiaries
      10.1  Consent of PricewaterhouseCoopers, London, England, independent accountants
      10.2  Consent of Ernst & Young, Nicosia, Cyprus, independent auditors
      10.3  Consent of Ernst & Young, Nicosia, Cyprus, independent auditors

                           ORTHOFIX INTERNATIONAL N.V.

                                   SIGNATURES


          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           ORTHOFIX INTERNATIONAL N.V.




                                           By: /s/ Peter Clarke
                                              ---------------------------------
                                              Name:  Peter Clarke
                                              Title: Executive Vice President,
                                                     Chief Financial Officer
                                                     Secretary and Director

                                              Date:  June 25, 2002

                                LIST OF EXHIBITS


Exhibit Number      Description
--------------      -----------
1.1                 Certificate of Incorporation (filed as an exhibit to the
                    Company's 2000 annual report on Form 20-F and incorporated herein by reference)
1.2                 Articles of Incorporation (filed as an exhibit to the
                    Company's 2000 annual report on Form 20-F and incorporated herein by reference)
8                   List of Subsidiaries
10.1                Consent of PricewaterhouseCoopers, London, England,
                    independent accountants
10.2                Consent of Ernst & Young, Nicosia, Cyprus, independent
                    auditors
10.3                Consent of Ernst & Young, Nicosia, Cyprus, independent
                    auditors

Orthofix International N.V.

          Index to Consolidated Financial Statements

                                                                                                 Page
Statement of Management's Responsibility for Financial Statements.................................F-1
Report of Independent Accountants.................................................................F-2
Report of Independent Auditors to the Board of Directors and Management
     of Inter Medical Supplies, Limited, a Subsidiary of Orthofix International NV................F-3
Report of Independent Auditors to the Board of Directors and Management of
     Novamedix Distribution Limited, a Subsidiary of Orthofix International NV....................F-4
Consolidated Balance Sheets as of December 31, 2001 and 2000......................................F-5
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999........F-6
Consolidated Statements of Changes in Shareholders' Equity for the years ended
     December 31, 2001, 2000 and 1999.............................................................F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999........F-8
Notes to the consolidated financial statements....................................................F-9
Schedule 2-- Valuation and Qualifying Accounts....................................................S-1
Report of Independent Accountants on Financial Statement Schedules................................S-2

Orthofix International N.V.


Statement of Management's Responsibility for Financial Statements

To the Shareholders of Orthofix International N.V.:

          Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States. Other financial information in the report to shareholders is consistent with that in the consolidated financial statements.

          The Company maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified personnel.

          The Company engaged PricewaterhouseCoopers (and for two subsidiaries, Ernst & Young), independent accountants, to audit and render an opinion on the consolidated financial statements in accordance with auditing standards generally accepted in the United States. These standards include an assessment of the systems of internal controls and test of transactions to the extent considered necessary by them to support their opinion.

          The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, meets periodically with management and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. PricewaterhouseCoopers have full and free access to the Audit Committee.



Robert Gaines-Cooper
Chairman of the Board of Directors



Charles Federico
President, Chief Executive Officer and Director



Peter W Clarke
Executive Vice President, Chief Financial Officer
Secretary and Director

Orthofix International N.V.

Report of Independent Accountants

To the Board of Directors and Shareholders of Orthofix International N.V.:

          In our opinion, based on our audits and the reports of another auditor, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Orthofix International N.V. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Novamedix Distribution Limited or Inter Medical Supplies Limited, both of which are wholly owned subsidiaries, which statements reflect total assets of $14.6 million as of December 31, 2001 and total revenues of $21.2 million for the year then ended. These statements were audited by another auditor whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Novamedix Distribution Limited and Inter Medical Supplies Limited is based solely on the report of the other auditor. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
London, England
June 25, 2002

Orthofix International N.V.

Report of Independent Auditors

          The Board of Directors and Management of Inter Medical Supplies Limited, a subsidiary of Orthofix International NV.

          We have audited the accompanying balance sheet of Inter Medical Supplies Limited, a subsidiary of Orthofix International NV, as of December 31, 2001, and the related statements of income, shareholder's equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter Medical Supplies Limited at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young

7 June 2002
Ernst & Young
Nicosia, Cyprus

Orthofix International N.V.

Report of Independent Auditors

          The Board of Directors and Management of Novamedix Distribution Limited, a subsidiary of Orthofix International NV.

          We have audited the accompanying balance sheet of Novamedix Distribution Limited, a subsidiary of Orthofix International NV, as of December 31, 2001, and the related statements of income, shareholders' equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novamedix Distribution Limited at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young

7 June 2002
Ernst & Young
Nicosia, Cyprus

Orthofix International N.V.

Consolidated Balance Sheets as of December 31, 2001 and 2000


(U.S. Dollars, in thousands except share and per share data)                            2001              2000
                                                                                  ----------------  -----------------
Assets
Current assets:
  Cash and cash equivalents..............................................                 $34,273          $ 50,458
  Restricted cash........................................................                       -               932
Trade accounts receivable, less allowance for doubtful accounts of $2,936
and $2,687 at December 31, 2001 and 2000, respectively...................                  46,111            42,203
 Inventories.............................................................                  19,249            19,179
 Deferred income taxes...................................................                   4,049             3,970
 Other current assets....................................................                   8,729             8,992
                                                                                  ----------------  -----------------
Total current assets.....................................................                 112,411           125,734
Securities and other investments.........................................                   2,846             2,757
Property, plant and equipment, net.......................................                  12,580            10,124
Patents and other intangible assets, net.................................                   4,117             4,284
Goodwill, net............................................................                  56,707            47,164
Deferred income taxes ...................................................                     253               371
                                                                                  ----------------  -----------------
Total assets.............................................................                $188,914          $190,434
Liabilities and shareholders' equity
Current liabilities:
  Bank borrowings........................................................                  $3,980            $5,452
  Current portion of long-term debt......................................                     740             4,512
  Trade accounts payable.................................................                   7,872             7,900
  Other current liabilities..............................................                  25,460            25,670
                                                                                  ----------------  -----------------
  Total current liabilities..............................................                  38,052            43,534
Long-term debt...........................................................                     840               854
Deferred income taxes....................................................                   1,236             1,173
Deferred income..........................................................                   2,500             2,500
Other long-term liabilities..............................................                     177                91
Deferred compensation....................................................                     680               768
                                                                                  ----------------  -----------------
  Total liabilities......................................................                  43,485            48,920

Minority interests                                                                          7,327             8,526
                                                                                  ----------------  -----------------
Commitments and contingencies (Notes 13 and 17)
Shareholders' equity
  Common shares $0.10 par value
  Authorized:             30,000,000             (2000:  30,000,000).....
  Issued:                 13,833,525             (2000:  13,656,046).                       1,384             1,366
  Outstanding:            12,802,276             (2000:  13,206,297).....
 Additional paid-in capital                                                                68,466            66,711
Less:   1,031,259 treasury shares, at cost (2000: 449,749)...............                 (22,297)           (5,841)
                                                                                  ----------------  -----------------
                                                                                           47,553            62,236
  Retained earnings......................................................                  97,281            76,317
  Accumulated other comprehensive income.................................                  (6,732)           (5,565)
                                                                                  ----------------  -----------------
Total shareholders' equity...............................................                 138,102           132,988
                                                                                  ----------------  -----------------
Total liabilities, minority interests and shareholders' equity...........                $188,914          $190,434
                                                                                  ----------------  -----------------

  The accompanying notes form an integral part of these consolidated financial statements.

Orthofix International N.V.


Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999

(U.S. Dollars, in thousands, except share and per share data)            2001          2000          1999
                                                                      --------      --------      --------
Net sales......................................................       $162,360      $131,782      $121,284
Cost of sales..................................................         42,952        35,789        33,551
                                                                      --------      --------      --------
     Gross profit..............................................        119,408        95,993        87,733

Operating expenses
    Sales and marketing........................................         59,397        46,966        41,863
    General and administrative.................................         18,384        15,388        12,782
    Research and development...................................          6,985         6,887         6,403
    Amortization of intangible assets..........................          4,143         4,027         3,469
                                                                      --------      --------      --------
                                                                        88,909        73,268        64,517
                                                                      --------      --------      --------
    Total operating income ....................................         30,499        22,725        23,216
                                                                      --------      --------      --------
Other income (expense)
    Interest income............................................          2,063         2,865           614
    Interest expense ..........................................         (1,527)       (1,379)       (1,204)
    Gain on EBI litigation settlement (net of expenses)........              -        37,982             -
    Other, net.................................................           (368)          382            14
                                                                      --------      --------      --------
Other income (expense), net....................................            168        39,850          (576)
                                                                      --------      --------      --------
  Income before income taxes and minority interests............         30,667        62,575        22,640
Income tax expense.............................................         (7,867)      (16,234)       (7,914)
                                                                      --------      --------      --------
  Income before minority interests.............................         22,800        46,341        14,726
Minority interests.............................................         (1,836)       (1,525)       (1,814)
                                                                      --------      --------      --------
  Net income ..................................................        $20,964       $44,816       $12,912
                                                                      --------      --------      --------
Net income per common share - basic............................         $1.60         $3.40         $0.99

Net income per common share - diluted..........................         $1.42         $3.20         $0.97

Weighted average number of common shares - basic...............      13,086,467    13,182,789    13,029,834
                                                                      --------      --------      --------
Weighted average number of common shares - diluted.............      14,737,567    13,986,098    13,364,127
                                                                      --------      --------      --------

          The accompanying notes form an integral part of these consolidated financial statements.

Orthofix International N.V.


Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999

                               Number of                                                    Accumulated
(U.S. Dollars,  in              Common                  Additional   Treasury                  Other         Total
thousands, except share         Shares         Common     Paid-in     Shares     Retained  Comprehensive  Shareholders'
data)                         Outstanding      Shares     Capital    (at cost)   Earnings     Income        Equity
                              -----------      ------   ----------   ---------   --------  -------------  -------------
At December 31, 1998.....      12,964,055      $1,327     $63,176     $(3,303)    $18,589      $(1,053)     $78,736

Net income...............               -           -           -           -      12,912            -       12,912
Other comprehensive income
  Unrealized gain on
  marketable securities
  (net of taxes of $183).               -           -           -           -           -          292         292
  Translation adjustment.               -           -           -           -           -       (2,617)     (2,617)
Total comprehensive income                                                                                  10,587
Common shares issued.....          97,685          10         659           -           -            -         669
Shares purchased for
treasury.................         (50,000)          -           -        (681)          -            -        (681)
Common shares issued
from treasury............          18,094           -          58         201           -            -         259
                               -----------     ------   ----------   ---------   --------  -------------  -------------
At December 31, 1999.....      13,029,834       1,337      63,893      (3,783)     31,501       (3,378)     89,570

Net income...............               -           -           -           -      44,816            -      44,816
Other comprehensive income
Unrealized loss on
marketable securities (net
of taxes of $60).........               -           -           -           -           -         (158)       (158)
  Translation adjustment.               -           -           -           -           -       (2,029)     (2,029)
Total comprehensive income                                                                                  42,629
Common shares issued.....         286,463          29       2,818           -           -            -       2,847
Shares purchased for
treasury.................        (110,000)          -           -      (2,058)          -            -      (2,058)
                               -----------     ------   ----------   ---------   --------  -------------  -------------
At December 31, 2000.....      13,206,297       1,366      66,711      (5,841)     76,317       (5,565)    132,988
                               -----------     ------   ----------   ---------   --------  -------------  -------------

Net income...............               -           -           -           -      20,964            -      20,964
Other comprehensive income
  Unrealized gain on ....
   marketable securities.
  (net of taxes of $12)..               -           -           -           -           -           19          19
  Translation adjustment.               -           -           -           -           -       (1,186)     (1,186)
Total comprehensive income                                                                                  19,797
Common shares issued.....         177,479          18       1,755           -           -            -       1,773
Shares purchased for
treasury.................        (581,500)          -           -     (16,456)          -            -     (16,456)
                               -----------     ------   ----------   ---------   --------  -------------  -------------
At December 31, 2001.....      12,802,276      $1,384     $68,466    $(22,297)     $97,28      $(6,732)   $138,102
                               -----------     ------   ----------   ---------   --------  -------------  -------------

          The accompanying notes form an integral part of these consolidated financial statements.

Orthofix International N.V.


Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

(U.S. Dollars, in thousands)                                                   2001         2000          1999
                                                                             --------     --------      -------
Cash flows from operating activities:
Net income ..........................................................         $20,964     $ 44,816      $12,912
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization....................................           7,950        7,379        6,833
    Allowance for doubtful accounts..................................           3,564        3,113        2,825
    (Gain) loss on sale of fixed assets..............................              42          (35)         (79)
    Deferred taxes...................................................            (381)         962         (169)
    Minority interest in net income of consolidated subsidiaries.....           1,836        1,525        1,814
    Other............................................................             (88)        (188)          94
Changes in operating assets and liabilities:
    Increase in accounts receivable..................................          (8,275)      (6,909)     (12,151)
    Increase in inventories..........................................            (380)      (2,348)      (1,003)
    Increase in other current assets.................................          (1,272)      (3,528)      (2,844)
    (Decrease)/increase in trade accounts payable....................            (243)         864           55
    (Decrease)/increase in other current liabilities.................          (4,849)      10,658          204
                                                                             --------     --------      -------
Net cash provided by operating activities............................          18,868       56,309        8,491
                                                                             --------     --------      -------
Cash flows from investing activities:
    Investments in affiliates and subsidiaries.......................          (8,957)      (8,349)      (5,474)
    Capital expenditures.............................................          (6,769)      (5,582)      (5,446)
    Proceeds from sale of equipment..................................             152        1,112          126
    Restricted cash..................................................             932          (52)         (41)
                                                                             --------     --------      -------
Net cash (used in) provided by investing activities..................         (14,642)     (12,871)     (10,835)
                                                                             --------     --------      -------
Cash flows from financing activities:
    Net proceeds from issue of common shares.........................          1,773         2,847          669
    Repurchase of treasury shares....................................        (16,456)       (2,058)        (681)
    Proceeds from loans and borrowings...............................          1,812         5,407       12,411
    Repayment of loans and borrowings................................         (6,786)       (8,450)      (7,244)
                                                                             --------     --------      -------
Net cash (used in) provided by financing activities..................        (19,657)       (2,254)       5,155
                                                                             --------     --------      -------
Effect of exchange rates changes on cash.............................           (754)         (450)         (57)
Net (decrease) increase in cash and cash equivalents.................        (16,185)       40,734        2,754
Cash and cash equivalents at the beginning of the year...............         50,458         9,724        6,970
                                                                             --------     --------      -------
Cash and cash equivalents at the end of the year.....................        $34,272       $50,458       $9,724
                                                                             --------     --------      -------
Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest...........................................................           $752        $1,009         $812
  Income taxes.......................................................        $14,673       $10,755       $8,219

          Non-cash investing activities were comprised of acquisitions which are discussed in detail in Note 2.


          The accompanying notes form an integral part of these consolidated financial statements

Orthofix International N.V.

Notes to the consolidated financial statements


Description of business

          The Company and its subsidiaries are principally involved in the design, development, manufacture, marketing and distribution of medical equipment, principally for the orthopedic market.

1    Accounting policies

     (a)  Basis of consolidation

          The consolidated financial statements include the financial statements of the Company and its wholly owned and majority-owned subsidiaries and entities over which the Company has control, the principal ones of which are as follows (100% owned unless otherwise noted):

Orthofix Inc. (U.S.A.)
Orthofix S.r.l. (Italy)
D.M.O. S.r.l. (Italy)
Novamedix Services Limited (U.K.)
Orthosonics Limited (U.K.) 85% owned
Intavent Orthofix Limited (U.K.) 52% owned
Orthofix Limited (U.K.)
Novamedix Distribution Limited (Cyprus)
Inter Medical Supplies Limited (Cyprus)
Inter Medical Supplies Limited (Seychelles)
Orthofix AG (Switzerland) 70% owned
Orthofix GmbH (Germany) 70% owned
Orthofix International B.V. (Holland)
Orthofix do Brazil (Brazil) 68% owned
Orthofix S.A. (France)
Promeca S.A. de C.V. (Mexico) 66.25% owned

          All intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used when the Company has significant influence over operating decisions but cannot exercise control. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these companies. All material intercompany transactions and profits associated with the equity investees are eliminated in consolidation.

          The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the date of their acquisition or up to the date of their disposal.

Orthofix International N.V.

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

    (c)   Inventories

          Inventories are valued at the lower of cost or estimated net realizable value, after provision for obsolete items. Cost is determined on a weighted-average basis, which approximates the FIFO method. The valuation of work-in-progress, finished goods, field inventory and consignment inventory includes the cost of materials, labor and production. Demo inventory is expensed when issued to sales representatives.

    (d)   Reporting currency

          The reporting currency is the United States Dollar.

    (e)   Market risk

          In the ordinary course of business, the Company is exposed to the impact of changes in interest rates and foreign currency fluctuations. The Company's objective is to limit the impact of such movements on earnings and cash flows. In order to achieve this objective the Company seeks to balance its non-dollar income and expenditure. The Company does not ordinarily use derivatives instruments to hedge foreign exchange exposure. See (s) below.

    (f)   Property, plant and equipment

          Property, plant and equipment is stated at cost less accumulated depreciation and any impairment charges as computed in accordance with (h) below. Depreciation is computed on a straight-line basis over the useful lives of the assets, except for land, which is not depreciated. The useful lives are as follows:

                                                                           Years
                                                                           -----
Buildings                                                              25 to 33
Plant and equipment                                                     2 to 10
Furniture and fixtures                                                   4 to 8

          Expenditures for maintenance and repairs and minor renewals and improvements, which do not extend the life of the respective assets are expensed. All other expenditures for renewals and improvements are capitalized. The assets and related accumulated depreciation are adjusted for property retirements and disposals, with the resulting gain or loss included in operations. Fully depreciated assets remain in the accounts until retired from service.

    (g)   Intangible assets

          Intangible assets consist of goodwill, patents and other intangible assets. Goodwill represents the excess of the cost of acquired businesses over the fair market value of the net assets acquired and is amortized using the straight-line method over its estimated useful life of not more than twenty years. Acquired patents are recorded at fair value and are amortized over their economic life. The Kinesis patents acquired in the August 2000 acquisition of the assets of Kinesis Medical Inc. are being amortized over 15 years. The costs of internally developed intangible assets are expensed as incurred. (See Note 8 to the Consolidated Financial Statements).

Orthofix International N.V.

    (h)  Impairment of long-lived assets

          The Company reviews long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the company recognizes an impairment loss when the sum of undiscounted expected future cash flow is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the related asset or group of assets.

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

    (k)   Income taxes

          Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. Deferred tax assets and liabilities are recognized for differences between the book values and the tax basis of assets and liabilities and are adjusted for tax law and rate changes. Tax rates enacted by law are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

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

    (m)   Net income per common share

          Net income per common share -- basic is computed using the weighted average number of common shares outstanding during each of the respective years. Net income per common share -- diluted is computed using the weighted average number of common and common equivalent shares outstanding during each of the respective years. Common equivalent shares represent the dilutive effect of the assumed exercise of outstanding share options (see Note 19 to the Consolidated Financial Statements) and the only differences between basic and diluted shares result solely from the assumed exercise of certain outstanding share options and warrants.

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

Orthofix International N.V.

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

    (q)   Reclassifications

          Certain prior year amounts have been reclassified to conform to the 2001 presentation.

    (r)   Acquisition of treasury stock

          It is the Company's practice, where appropriate, to buy in its own shares in order to enhance shareholder value. Treasury stock is held at cost.

    (s)   Recently issued Accounting Standards

          The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" in December 1999. The SAB summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB No. 101 effective January 1, 2000 and its adoption did not have a material impact on the Company's results of operations or financial position.

          In March 2000, the FASB issued FASB Interpretation, or FIN 44, "Accounting for Certain Transactions involving Stock Compensation," which clarified the application of APB 25 for certain issues. The interpretation was effective July 1, 2000 except for the provisions that relate to the modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The Company adopted FIN 44 on its effective date and its adoption did not have any impact on the Company's results of operations or financial position.

          SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued in July 2001. SFAS No. 141 and SFAS No. 142 will be required to be implemented, effective from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill and indefinite lived intangible assets will no longer be amortized, but instead will be tested at least annually for impairment. The Company adopted SFAS No. 141 effective July 1, 2001. All of the Company's prior business combinations have been accounted for using the purchase method of accounting. The Company adopted SFAS No. 142 effective January 1, 2002. The Company is assessing the impact that SFAS No. 142 will have on its financial position and results of operations but believes it will not be significant, other than ceasing the amortization of goodwill beginning in 2002, which amounted to $3.5 million and $3.5 million for 2001 and 2000, respectively.

          SFAS No. 143, "Accounting for Obligations with the Retirement of Long-Lived Assets" was issued in July 2001. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for the Company's fiscal year beginning after January 1, 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets be capitalized into the assets cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company is assessing the impact that this new standard will have on its financial position and results of operations but believes it will not be significant.

Orthofix International N.V.

          SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001 and is required for implementation for the 2002 fiscal year. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains fundamental provisions of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for subsidiary for which control is likely to be temporary, by requiring the operating and disposal gains/losses to be recognized in the period incurred. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The Company is assessing the impact that this new standard will have on its financial position and results of operations but believes it will not be significant.

    (t)   Fair Value of Financial Instruments

          The carrying amounts reflected in the consolidated balance sheet for cash and cash equivalents, accounts receivables, current portion of long-term debt and accounts payable approximate fair value due to the short term maturities of these instruments.

2   Acquisitions

    Acquisitions

          On May 3, 2001, the Company exchanged debt in the amount of $1.5 million for 70% of the equity in Orthofix S.A., a French distributor, that it did not already own.

          On June 25, 2001, the Company paid $150,000 in cash for an additional 18.75% equity interest in Promeca S.A. de CV, bringing the total equity interest of the Company to 66.25% resulting in majority ownership. Effective from July 1, 2001, Promeca S.A. de CV has been fully consolidated. Up to July 1, 2001, Promeca S.A. was accounted for under the equity method and the sales thereto were eliminated in consolidation, until the product was sold to a third party.

          On November 28, 2001, the Company, in order to complete its ownership, acquired the remaining 30% interest in its Italian subsidiary, D.M.O. S.r.l., for a purchase price of $8.6 million comprised of 250,000 Orthofix International shares, and cash of $1.9 million. The seller of the 30% interest in D.M.O. S.r.l. was LMA International S.A. The purchase price was negotiated based upon comparative market multiples. 50,000 of the total shares were acquired in the market at $31.92 per share, 100,000 shares were acquired from L.M.A. International S.A. at $25 per share and 100,000 shares were acquired from International Investments Venner Inc. at $25 per share. Mr. Gaines-Cooper has an interest in L.M.A. International S.A. and indirectly controls International Investments Venner Inc. Approximately $2.8 million of the purchase price was applied to the minority interest obligation, with the remaining amount of $5.8 million being recorded as the excess of the purchase price over the estimated fair values of the identifiable assets (Goodwill). The Company expects to finalize any further allocation of the purchase price in 2002. As a result of this transaction, D.M.O. S.r.l. is a wholly owned subsidiary of the Company.

          The results of operations for the year ending December 31, 2001 have been included on a fully consolidated basis in the Statement of Operations of the Company with a minority interest adjustment for the unowned portion until the date of acquisition. The impact of the additional equity ownership on the results of operations had the acquisition occurred on January 1, 2001 would have been a decrease of $492,000 in minority interest, which would have increased the net income by the same amount.

          In December 2001, the Company accrued $117,000 to the shareholders of Orthosonics Limited (OSN) for an additional 15% equity interest, thereby raising the Company's ownership of OSN from 70% to 85%.

Orthofix International N.V.

          On August 31, 2000, the Company acquired substantially all of the assets of the Orthotrac Pneumatic Vest business from Kinesis Medical Inc. for $7.3 million, of which $625,000 was related to accrued integration costs, $343,000 was related to conversion of outstanding stock options and warrants, with the balance consisting of cash. Additionally, the agreement provides for contingent payments of $700,000 upon the receipt of a unique healthcare reimbursement code and $400,000 upon the attainment of certain sales thresholds. The acquisition was recorded using the purchase method of accounting.

          $5.1 million of the purchase price was recorded as the excess of the purchase price over the estimated fair values of identifiable net assets. $313,000 of the initial goodwill amount has been amortized as of December 31, 2001. Upon the adoption of SFAS No. 142 on January 1, 2002, goodwill will no longer be amortized, but will be assessed for impairment at least annually or more frequently, if circumstances indicate a potential impairment. As of December 31, 2001 the net goodwill associated with this transaction was $4.8 million and the Company noted no impairment issues. Any future contingent consideration described above, if paid, would result in the Company recording additional goodwill.

          The final allocation of the Company's aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed in connection with this purchase are summarized below:

           Working capital, other than cash                           ($47)
           Fixed assets acquired                                       145
           Intangibles and other assets                              2,104
           Goodwill                                                  5,098
           ----------------------------------------------------------------
           Total purchase price                                     $7,300
           ----------------------------------------------------------------

          The Company paid out termination benefits of $316,000 in 2001 and estimates that an additional $317,000 of termination benefits will be incurred in 2002 in connection with the termination of former employees of Kinesis. In addition, the Company incurred cost to relocate the Kinesis's Minnesota facility to the Company's Texas facility of $79,000 in 2001 and estimates that an additional $151,000 will be incurred in 2002.

          The results of operations have been included in the statement of operations from the date of acquisition. In the aggregate, the impact of the acquisition on the results of operations had they occurred on January 1, 2000 would be immaterial.

          In November 2000, the Company subscribed $43,000 for 70% of the equity of Orthofix AG, Switzerland.

          On April 20, 1999, the Company paid $1.9 million to the shareholders in Novamedix Distribution Limited (NDL) for an additional 10% equity interest, following exercise by such shareholders of their put option over such shares, thereby raising the Company's ownership of NDL from 80% to 90%. In December 1999, the Company acquired the remaining 10% equity interest in NDL for $2 million. In December 2001, the Company accrued $4.4 million for the earn-up provision associated with the acquisition of NDL. These transactions have resulted in an increase in goodwill of $7.9 million.

3   Restricted cash
                                                             December 31,
                                                          ------------------
(In thousands)                                            2001          2000
                                                          --------- --------
Restricted cash                                              -          $932
                                                          --------- --------


          In August 1997, Orthofix Inc. purchased a bond for the sum of $780,000 to be used in settlement of the lawsuit brought by AME's former president and chief executive officer (see Note 17 to the Consolidated Financial

Orthofix International N.V.

Statements). In agreement with the court's decision to vacate the original judgment, the bond was released to Orthofix Inc. in October 2001. Interest income of $28,000 and $52,000 was earned on this bond in 2001 and 2000, respectively.

4   Inventories
                                                        December 31,
                                                  ------------------------
(In thousands)                                         2001         2000
                                                  -----------  -----------
Raw materials                                         $2,758       $2,615
Work-in-process                                        1,057        1,714
Finished goods                                         8,866        9,644
Field inventory                                        2,515        1,158
Consignment inventory                                  6,188        5,024
Less reserve for obsolescence                         (2,135)        (976)
                                                  -----------  -----------
                                                     $19,249      $19,179
                                                  -----------  -----------

Orthofix International N.V.

5   Other current assets

                                                        December 31,
                                                  ------------------------
(In thousands)                                       2001         2000
                                                  -----------  -----------
Refundable sales tax                                  $681          $996
Prepaid income taxes                                 3,051         2,510
Prepayments                                          2,421         1,379
Advances to affiliates                                   -         1,060
Factored receivables                                 1,056         2,284
Other                                                1,520           763
                                                  -----------  -----------
                                                    $8,729        $8,992
                                                  -----------  -----------

          During 2000, the Company sold $3.5 million of receivables, without recourse, to a third party. Of this amount $1.2 million was collected in each of the years ending December 31, 2001 and 2000. The remaining $1.1 million is collectable at the earlier of the cash collection or 24 months from the date the receivables are past due.

6   Securities and other investments

          In 2000, the Company acquired a 10% interest in OPED AG for $2.5 million cash, which is being accounted for on the cost basis.

          Amounts of $250,000 and $218,000 in 2001 and 2000, respectively, related to marketable equity securities have been included in the consolidated balance sheet as Securities and other investments.

7   Property, plant and equipment

                                                          December 31,
                                                 ------------------------
(In thousands)                                      2001         2000
                                                 -----------  -----------
Cost
Building                                             $3,125      $2,827
Plant and equipment                                  16,871      13,935
Furniture and fixtures                                7,688       4,555
                                                 -----------  -----------
                                                     27,684      21,317
Accumulated depreciation                            (15,104)    (11,193)
                                                 -----------  -----------
                                                    $12,580     $10,124
                                                 -----------  -----------

          Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $3,807,000, $3,504,000 and $3,326,000, respectively.

Orthofix International N.V.

8   Patents and other intangible assets

                                                      December 31,
                                                ------------------------
(In thousands)                                     2001         2000
                                                -----------  -----------
Cost
Patents                                            $14,317      $13,940
Other                                                  644          783
                                                -----------  -----------
                                                    14,961       14,723
Accumulated amortization
Patents                                            (10,594)     (10,033)
Other                                                 (250)        (406)
                                                -----------  -----------
                                                    $4,117       $4,284
                                                -----------  ------------

          In 2000, the Company recorded $2.1 million of patents, trademarks and domain names as a result of the acquisition of Kinesis Medical Inc. (see Note 2 to the Consolidated Financial Statements).

9   Goodwill

                                                    December 31,
                                              -------------------------
(In thousands)                                    2001         2000
                                              -----------  ------------
Cost                                             $78,305      $65,505
Accumulated amortization                         (21,598)     (18,341)
                                              -----------  ------------
                                                 $56,707      $47,164
                                              -----------  ------------

          For a discussion of acquisitions since January 1, 2000 and the associated goodwill, see Note 2 to the Consolidated Financial Statements.

10   Bank borrowings

                                                     December 31,
(In thousands)                                    2001         2000
                                              -----------  ------------
Borrowings under lines of credit                 $3,980       $5,452
                                              -----------  ------------

                                                    December 31,
                                              -----------  ------------
                                                  2001         2000
                                              -----------  ------------
Weighted average interest rate at year end:       %            %
    Bank borrowings                            4.02         4.97
    Current portion of long-term debt          7.75         8.17

Orthofix International N.V.

          Borrowings under lines of credit consist of borrowings in Italian Lira. Of the $4.0 million of borrowings under lines of credit, $1.6 million is collateralized by the net assets of Orthofix S.r.l. The Company had unused available lines of credit of $9.2 million and $6.2 million at December 31, 2001 and 2000, respectively. The terms of these lines of credit give the Company the option to borrow amounts in Italy at rates which are determined at the time of borrowing.

11   Other current liabilities

                                                              December 31,
                                                          -------------------
(In thousands)                                               2001         2000
                                                          -------      -------
Accrued expenses                                           $8,182       $7,868
Salaries and related taxes payable                          4,415        3,878
Other payables                                              1,699        2,908
Provision for AME bonus and earnout (Note 17)               5,182        5,182
Provision for Novamedix earnout (Note 2)                    4,363            -
Income taxes payable                                        1,619        5,834
                                                          -------      -------
                                                          $25,460      $25,670
                                                          -------      -------

12   Long-term debt

                                                              December 31,
                                                         ---------------------
(In thousands)                                              2001         2000
                                                         --------      -------
Note payable to bank                                     $      -       $4,000

Long-term obligations                                       1,402        1,277
Other loans                                                   178           89
                                                         ----------- ---------
                                                            1,580        5,366
Less current portion                                         (740)      (4,512)
                                                         ----------- ----------
                                                             $840         $854
                                                         ----------- ----------

          Note payable to bank at December 31, 2000 consisted of a $10 million credit arrangement in the form of a Term Note (the "Term Note"). The Term Note earned interest at either the current prime rate plus 0.75% or the London Inter Bank Offered Rate (LIBOR) plus 1.75% at the option of the Company. The Term Note was collateralized by substantially all of the assets of Orthofix Inc.

          Borrowings under the Term Note had an average interest rates of 4.65% at December 14, 2001 and 8.25% as of December 31, 2000. The Term Note was due in quarterly installments of $1 million and matured on December 16, 2001, when it was fully paid and the associated collateral was released.

          Long-term obligations include a note for $0.8 million (2000: $1.3 million) issued in connection with the acquisition of Osteogenics in December 1994. This obligation has an aggregate annual maturity of approximately $500,000 in 2002 and $277,000 in 2003. The obligation bears interest at a fixed rate of 8.23%.

          The remaining $0.6 million of long-term obligations represents a forgivable tax loan issued in connection with the Company's facility in McKinney, Texas. The loan will be forgiven in an amount equal to the ad valorem

Orthofix International N.V.

taxes, less taxes for land, actually paid by the Company dollar for dollar for tax years 2001-2005. Any accumulated amount of the loan that is not forgiven by January 31, 2006 will become due and payable within thirty days thereafter payable with interest of 7.5% compounded annually from the date of the loan advance until repayment. At March 31, 2002, $0.4 million was outstanding.

          The aggregate maturities of long-term debt for the five years after December 31, 2001 are $740,000, $591,000, $229,000, and $20,000, respectively, of which $208,000 per year for the first three years will be forgiven as a non-cash tax benefit to Orthofix Inc.

13   Lease commitments

          The Company has entered into operating leases for facilities and equipment. Rent expense under the Company's operating leases for the years ended December 31, 2001, 2000 and 1999 were approximately $2,524,000, $1,706,000 and
$1,631,000, respectively. Future minimum lease payments under operating leases as of December 31, 2001 are as follows:

(In thousands)

2002                                                                $1,915
2003                                                                 1,505
2004                                                                 1,244
2005                                                                   941
2006                                                                   928
Thereafter                                                           3,081
Total                                                             ----------
                                                                    $9,614
                                                                  ----------

14   Business segment information

          The Company and its subsidiaries operate in two business segments, North America and International, which reflect the Company's management structure; North American and International operations are the responsibility of their respective Presidents. Both segments are engaged in the design, manufacture and sale of medical equipment. The North American segment is comprised of Orthofix Inc. and its operations. The International segment comprises the remainder of the operations. Transactions between reporting segments are carried out on commercial terms.

          Net sales, operating income, and identifiable assets as of and for the three years ended December 31, 2001 for the operating segments of the Company and its subsidiaries are as follows:

Orthofix International N.V.

                            Net sales              Operating income/(expense)         Identifiable assets
                  -----------------------------  ----------------------------  ---------------------------------
(In thousands)      2001       2000       1999      2001      2000      1999       2001       2000       1999
                  -----------------------------  ----------------------------  ---------------------------------
International     $105,254    $88,762   $76,874   $20,373   $18,500   $18,248   $142,930    $142,951   $100,915
North America       91,468     72,025    62,901    12,321     8,661     7,412     64,124      61,471     58,212
                  ---------   -------  --------  --------  --------  --------  ----------  ---------  ----------
Segment total      196,722    160,787   139,775    32,694    27,161    25,660    207,054     204,422    159,127
Group activities         -          -         -    (3,677)   (3,617)   (2,959)    64,815      64,277     58,820
Intercompany
and investment
eliminations       (34,362)   (29,005)  (18,491)    1,482      (819)     515     (82,955)    (78,265)   (81,225)
                  ---------  --------   --------  --------  --------  --------  ----------  ---------  ---------
Total             $162,360   $131,782   $121,284  $30,499   $22,725   $23,216    188,914    $190,434   $136,722

                  Depreciation and amortization        Income tax expense            Other income (expense)
                  -----------------------------  ----------------------------  ---------------------------------
(In thousands)      2001       2000       1999      2001      2000      1999       2001       2000       1999
                  -----------------------------  ----------------------------  ---------------------------------
International       $3,413      $3,371    $3,727    $2,596    $9,077   $4,297       $100       $31,787    $(499)
North America        4,437       3,908     3,006     5,262     7,157    3,617       (633)        6,204      (37)
Group activities       100         100       100         9         -        -        701         1,859      (40)
                  ---------     ------  -------- ---------   ------- --------  ----------  ---------  ----------
Total                $7,950     $7,379    $6,833    $7,867   $16,234   $7,914       $168       $39,850    $(576)



Geographical information

          Analysis of net sales by geographic destination:

(In thousands)                             2001         2000          1999
                                         --------     --------      --------
U.S.                                     $109,411      $87,374       $75,790
U.K.                                       19,053       15,512        16,817
Italy                                      11,041       10,590        11,134
Others                                     22,855       18,306        17,543
                                         --------     --------      --------
                                         $162,360     $131,782      $121,284
                                         --------     --------      --------

          There are no sales in the Netherlands Antilles.

Orthofix International N.V.

Geographical information

          Analysis of long-lived assets by geographic area:

(In thousands)                               2001         2000          1999
                                         --------     --------      --------
U.S.                                      $40,029      $40,296       $36,240
Italy                                       9,146        3,698         4,333
Cyprus                                      8,908        9,012         9,143
Others                                     18,167       11,323         9,437
                                         --------     --------      --------
                                          $76,250      $64,329       $59,153
                                         --------     --------      --------

15   Income tax expense

          The Company and each of its subsidiaries are taxed at the rates applicable within each respective company's jurisdiction. The composite income tax rate will vary according to the jurisdictions in which profits arise.

                                               Year ended December 31,
                                         -------------------------------------
(In thousands)                              2001         2000         1999
                                         ----------  -----------  ------------
Italy  - Current                            $1,085       $2,725        $2,850
       - Deferred                             (211)         152            21
Cyprus - Current                              (133)       5,210           323
       - Deferred                               56         (230)           (4)
U.K.   - Current                             1,342        1,203         1,101
       - Deferred                              404          (68)            -
U.S.   - Current                             5,097        6,045         3,882
       - Deferred                              165        1,027          (265)
Netherlands Antilles
       - Current                               145           85             -
Other                                          (83)          85             6
                                         ----------  -----------  ------------
                                            $7,867      $16,234        $7,914
                                         ----------  -----------  ------------

          Income from continuing operations before provision for income taxes consisted of:

                                               Year ended December 31,
                                         -------------------------------------
(In thousands)                             2001         2000          1999
                                         ----------  -----------  ------------
U.S.                                        $11,689      $14,866       $7,171
Non U.S.                                     18,978       47,709       15,469
                                         ----------  -----------  ------------
                                            $30,667      $62,575      $22,640
                                         ----------  -----------  ------------

Orthofix International N.V.

          The tax effects of the significant temporary differences, which comprise the deferred tax liabilities and assets, are as follows:

(In thousands)                                      2001           2000
                                              -------------- -------------
Deferred tax liabilities
Goodwill                                             $(590)         $(200)
Patents                                               (317)          (458)
Inventories                                              9            (96)
Property, Plant and Equipment                         (130)          (374)
Other                                               (1,013)          (846)
                                              -------------- -------------
                                                    (2,041)        (1,974)
                                              ============== =============

Deferred tax assets
Accrued compensation                                   412            395
Inventories and related reserves                     1,440          1,812
Allowance for doubtful accounts                      2,108          1,698
Net operating loss carry forwards                       79            482
Restructuring charges                                    -            130
Deferred royalties                                     934            934
Other                                                  134             80
                                              -------------- -------------
                                                     5,107          5,531
Valuation allowance                                      -           (389)
                                              -------------- -------------
                                                     5,107          5,142
                                              -------------- -------------
Net deferred tax asset                              $3,066         $3,168
                                              ============== =============

          The deferred tax provisions in respect of goodwill arise in a foreign subsidiary and relate to tax effects of the amortization of goodwill which is deductible for income tax purposes over a period of five years and which is charged against operating results over a period of twenty years. During 2000, the Company generated net taxable losses in locations where it was not more likely than not that those losses would be utilized, and accordingly, a valuation allowance was established. In 2001, the allowance was reversed because taxable income was generated and the loss carry forwards are expected to be utilized prior to expiration.

                                                                           Year ended December 31,
                                                                  ----------------------------------------
(In thousands)                                                         2001           2000         1999
                                                                  -----------     -----------   ----------
Statutory tax (tax rate presented is for 2001 only):
Italy (40.25%)                                                        2,905           2,835        2,827
Cyprus (4.75%)                                                          495           5,259          319
U.K.  (30%)                                                           1,556           1,101        1,097
U.S. (38.5%)                                                          4,500           5,176        2,582
Netherlands Antilles                                                      -             570            -

Orthofix International N.V.

                                                                           Year ended December 31,
                                                                  ----------------------------------------
(In thousands)                                                         2001           2000         1999
                                                                  -----------     -----------   ----------
Other                                                                    75               -            -
                                                                  -----------     -----------   ----------
                                                                      9,531          14,941        6,825
                                                                  -----------     -----------   ----------
Tax benefit on DMO transaction                                       (1,955)              -            -
Goodwill                                                                672             672        1,035
Change in valuation allowance                                          (389)            389            -
Other differences                                                         8             232           54
                                                                  -----------     -----------   ----------
Income tax expense                                                   $7,867         $16,234       $7,914
                                                                  -----------     -----------   ----------

          A portion of the other difference relates to income tax charged during the year on inter-group stock profits arising from the sale of inventories from one subsidiary to another and which have not been sold to third parties at the year end and has been deferred. In the twelve months ended December 31, 2001, 2000 and 1999, this amounted to $556,000, $113,000 and $102,000, respectively.

          The effective tax rate benefited from the deduction in Italy of an intra-group dividend subsequent to the purchase of the remaining 30% minority interest in DMO. The resulting basis differential is not taxable in the future and therefore no deferred tax has been established for the difference between the book and tax basis of the net assets in DMO.

          Since the Company plans to continue to finance foreign operations and expansion through reinvestment of undistributed earnings of its foreign subsidiaries (approximately $90,346 million at December 31, 2001), no provision is made for United States or additional foreign taxes on such earnings. When the Company identifies exceptions to the general reinvestment policy, additional taxes are provided.

16   Related Parties

          The following related party balances and transactions as of and for the three years ended December 31, 2001, between the Company and other companies in which executive directors have an interest are reflected in the consolidated financial statements. The Company buys and sells consumable products related to the A-V Impulse System and buys the Laryngeal Mask from companies in which two board members have a beneficial interest.

                                            Year ended December 31,
                                        -----------------------------------
(In thousands)                            2001          2000          1999
                                        -------        ------        ------
Revenues                                 $1,264        $1,158          $936
Purchases                               $12,126        $9,679        $9,629
Accounts payable                         $1,455          $613          $572
Accounts receivable                        $233          $164          $188

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

          Under an option granted July 26, 1997, Orthofix International N.V. in December purchased a further 15% of the shares of Orthosonics Limited. Under the same option, the original vendors have been granted an option expiring on December 31, 2002 to request Orthofix International N.V. to purchase the remaining 15% of the shares.

Orthofix International N.V.

The purchase price for the original vendors is based on a multiple of the net income of Orthosonics Limited in the twelve month period preceding the exercise date.

Litigation

          The Company, in the normal course of its business, is involved in various lawsuits from time to time. In addition, the Company is subject to certain other contingencies discussed below:

          On January 29, 1999, two couples who owned shares of the common stock of America Medical Electronics Inc. ("AME") commenced a civil action against the Company and one of its subsidiaries and the Review Committee seeking, inter alia, the maximum Earnout and Bonus under the merger agreement. The Company is vigorously defending against the action. On August 21, 1995, the Company acquired substantially all the outstanding stock of AME and merged AME into Orthofix Inc. Prior to the merger, Orthofix Inc. had no operating activity. The principal terms of the acquisition included cash payments of approximately $47.5 million and the issuance of approximately 1.95 million shares of the Company's common stock with a fair market value of approximately $33.5 million. Additionally, the Merger Agreement provided for payments contingent upon the attainment of certain gross revenue thresholds by the Company in 1995, 1996 and/or 1997 and were not compensatory in nature. The Earnout and Bonus, if paid, were to be paid in cash, common stock of the Parent or a combination thereof on a Payout Date defined in the Merger Agreement. The Company announced that the Review Committee, established to determine contingent amounts payable under the Agreement and Plan of Merger relating to the acquisition of AME, determined that Orthofix will pay the AME Record Holders $500,000 (which was satisfied in cash and issuance of treasury shares with a fair market value of $259,000), and 12% of the net recovery, if any, received from its judgment against Biomet, EBI and EBI MS up to a maximum of $5,500,000.

          On January 3, 2001, Norian Corporation filed a patent infringement suit against Stryker Corporation ("Stryker") alleging the manufacture, use, sale, or offer for sale of BoneSource(R). The Company is not a party to the suit, but Stryker is the assignee of patents, know how, and trademarks related to BoneSource from Osteogenics, Inc, which is a wholly owned subsidiary of Orthofix Inc. The Company understands that Stryker is vigorously defending against Norian's claim. If Norian prevails on its claim, it could reduce royalty payments to Osteogenics, Inc. under the assignment agreement with Stryker and impact the value of intangible assets recorded for the patents.

          Novamedix filed an action on February 21, 1992 against Kinetic Concepts Inc ("KCI") alleging infringement of the patents relating to Novamedix's A-V Impulse System product, breach of contract, and unfair competition. In this action, Novamedix is seeking a permanent injunction enjoining further infringement by KCI. Novamedix also seeks damages relating to past infringement, breach of contract, and unfair competition. KCI has filed counterclaims alleging that Novamedix engaged in inequitable conduct before the United States Patent and Trademark Office and fraud as to KCI and that Novamedix engaged in common law and statutory unfair competition against KCI. No trial date for this matter is presently scheduled and any trial is not expected to begin before the final quarter of 2002. A portion of any amounts received will be payable to former owners of the Company under the original purchase agreement.

          Orthofix Inc. was a defendant in a lawsuit brought by AME's former president and chief executive officer (The Plaintiff) related to the termination of his employment with AME. On May 19, 1997, the jury in such trial found that AME had failed to comply with the employment agreement and awarded damages of $1,479,645 against Orthofix Inc. The jury also found that certain directors of AME had tortuously interfered with the employment agreement and awarded damages of $1,238,179 against the directors. On September 12, 1997, the trial court entered judgment that the Plaintiff recover $679,645 plus prejudgment interest from Orthofix Inc., which has been paid. The directors appealed the final judgment against them, and the Plaintiff appealed various aspects of the judgment, including the trial court's denial of recovery of more than $800,000 in attorney's fees. The appellate court vacated the judgment against the directors and affirmed the judgment in all other respects except the attorney's fees issue which was returned to the trial court for further consideration. On June 10, 2002, following mediation, Orthofix paid $575,000 to the Plaintiff in full and final settlement of attorneys' fees. The settlement was fully accrued at December 31, 2001.

          On April 17, 2001 the Company received an administrative request for records from the Office of the Inspector General of the United States Department of Health and Human Services. On June 20, 2001, the Company

Orthofix International N.V.

received a similar administrative request for records from the Office of the Inspector General of the United States Department of Defense. The Company's outside counsel met with representatives of the Department of Justice and the Department of Health and Human Services and established a mutually agreeable schedule for production of documents that the Company subsequently met.

          The Company has cooperated with, and through counsel has had numerous contacts with, government representatives. As a result, the Company presently believes the primary focus of the government's inquiry concerns the appropriateness of claims the Company submitted to federal health programs for the off-label use of the Company's FDA-approved spinal pulsed electronic magnetic field device, and billing and coding for its off-label use.

          On November 8, 2001, and by pre-arrangement with the government, the Company's outside counsel presented to governmental representatives a document describing coding and billing practices of the Company for the off-label use of its pulsed electronic magnetic field device, and discussed the Company's understanding of Medicare, Medicaid and CHAMPUS/TriCare rules with respect to the off-label use of FDA-approved devices. As of June 20, 2002, the Company has received no written response to its presentation. Consequently, the Company is unable to predict what the final outcome may be or rule out the possibility that it may have a material adverse effect on its business.

          In management's opinion, the Company is not currently involved in any other legal proceeding, individually or in the aggregate, that will have a material effect on the financial position, liquidity or operating results of the Company.

Concentrations of credit risk

          Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. Cash investments are primarily in money market funds deposited with major financial center banks. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the Company's customer base. Certain of these customers rely on third party healthcare payers, such as private insurance companies and governments, to make payments to the Company on their behalf. Amounts receivable in countries where the government funds medical spending are primarily located in North Africa, Middle East, South America, Asia and Europe. The Company has considered special situations when establishing allowances for potentially uncollectible accounts receivable in such countries as Argentina, Egypt, and Turkey. The Company maintains an allowance for losses based on the expected collectability of all accounts receivable.

          The Company sells via a direct sales force and distributors. The Company's distributor of the A-V Impulse System in North America, Kendall Healthcare Inc., accounted for 11% of net sales in 2001 and 2000 and 10% in 1999.

18   Pensions and deferred compensation

          Orthofix Inc. sponsors a defined contribution benefit plan (the "401(k) Plan") covering substantially all full time employees. The 401(k) Plan allows for participants to contribute up to 15% of their pre-tax compensation, subject to certain limitations, with the Company matching 100% of the first 2% of the employee's base compensation and 50% of the next 4% of the employee's base compensation if contributed to the 401(k) Plan. During the years ended December 31, 2001, 2000 and 1999, expenses incurred relating to the 401(k) Plan, including matching contributions, were approximately $696,000, $563,000 and $338,000, respectively.

          The Company operates defined contribution pension plans for all other employees not described above meeting minimum service requirements. The Company's expenses for such pension contributions during 2001, 2000 and 1999 were approximately $335,000, $240,000 and $205,000, respectively.

          Under Italian Law, Orthofix S.r.l. and D.M.O. S.r.l. accrue, on behalf of their employees, deferred compensation, which is paid on termination of employment. Each year's provision for deferred compensation is based on a percentage of the employee's current annual remuneration plus an annual charge. Deferred

Orthofix International N.V.

compensation is also accrued for the leaving indemnity payable to agents in case of dismissal which is regulated by a national contract and is equal to approximately 3.5% of total commissions earned from the Company. The Company's expenses for deferred compensation during 2001, 2000 and 1999 were approximately $163,000, $165,000 and $181,000 respectively. Deferred compensation payments of $211,000, $153,000 and $95,000 were made in 2001, 2000 and 1999, respectively.
The year-end balance represents the amount which would be payable if all the employees and agents had terminated employment at that date.

19   Staff and executive share option plans and warrants

          At December 31, 2001, the Company had four stock-based compensation plans and two warrant plans which are described below. The Company applies APB 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation charges for stock-based compensation under these four plans been determined consistent with SFAS No. 123, the Company's net income and net income per common share for the years ended December 31, 2001, 2000 and 1999 would have been equal to the pro forma amounts indicated below:

                                                          Year ended December 31,
                                                      ------------------------------------
(In thousands except per share data)                    2001          2000           1999
                                                      -------        -------       -------
Net income
   As reported                                        $20,964        $44,816       $12,912
   Pro forma                                          $18,215        $41,085       $11,973
Net income per common share -- basic
   As reported                                          $1.60          $3.40         $0.99
   Pro forma                                            $1.39          $3.12         $0.92
Net income per common share -- diluted
   As reported                                          $1.42          $3.20         $0.97
   Pro forma                                            $1.24          $2.94         $0.90


          The fair value of each option under the Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999 respectively: dividend yield of 0%, 0% and 0%; expected volatility of 40%, 45% and 55%; risk-free interest rates of 3.5%, 6.0% and 5.76% and expected lives of 4.50, 4.50 and 4.50 years.

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

Staff Share Option Plan

          The Staff Stock Option Plan (the "Staff Plan") is a fixed stock option plan which was adopted in April 1992. Under the Staff Plan, the Company may grant options to its employees for up to 2,010,600 shares of common stock at the estimated fair market value of such options at the date of grant. Options generally vest based on years of service with all options to be fully vested within five years from date of grant. Options granted under the Staff Plan expire on June 30, 2002 or ten years after date of grant.

Orthofix International N.V.

AME 1983 and 1990 Plans

          Under the terms of the Merger Agreement in which the Company acquired AME, all options for AME common stock still outstanding under the 1983 Plan and the 1990 Plan (hereinafter collectively referred to as the "AME Plan") were assumed at the effective time of the Merger by the Company and are exercisable for common shares in accordance with their terms and after adjustment to reflect the exchange ratio. After such adjustment immediately following the Merger, options granted under the AME Plan totaled 624,794, of which 21,489 remained outstanding. Options granted under the AME Plans expire ten years after date of grant.

Executive Share Option Plan

          Under the Executive Share Option Plan ("Executive Plan"), approved by shareholders in March 1992, 1,945,000 shares have been reserved for issuance to certain executive officers. The grant price, determined by the Company's Board of Directors, cannot be less than the fair market value at the time of grant or $14.40, the equivalent of 120% of the price in the initial public offering price of $12.00. Fifty percent of options granted vest automatically on the tenth anniversary of the date of grant, or earlier on the satisfaction of a performance keyed to the market price of the common shares and a service condition. The remaining fifty percent vest in 20% increments on the first through fifth anniversaries of the date of grant. Options granted under the Executive Share Option Plan expire on May 1, 2004.

Performance Accelerated Stock Option Agreement

          In December 1999, the Company's Board of Directors adopted a resolution approving, and on June 29, 2000, the Company's shareholders approved, the grant to certain executive officers of the Company of performance accelerated stock options ("PASOs") to purchase up to 1,000,000 shares of the Company's common stock, subject to the terms summarized below. The option to purchase the Company's common stock under the PASOs was granted effective January 1, 1999 (the "Grant Date") at an exercise price equal to $17.875 per share, the price of the Company's common stock on the date shareholders approved the reservation of 1,000,000 shares for issuance under the PASO plan.

          The PASOs include both service-based and performance-based vesting provisions. Under the service-based provisions, subject to the continued employment of the executive, the PASOs become 100% nonforfeitable and exercisable on the fifth anniversary of the Grant Date. Vesting under the PASOs will be accelerated, however, if certain stock price targets are achieved. The performance-based vesting provisions provide for the vesting of one-eighth of the PASO grant for each $5.00 increase in the price of the Company's common stock above $15.00 per share. The total number of shares eligible for the accelerated vesting on an annual basis is limited to 20% of the number of shares subject to the PASO with a cumulative carryover for the unvested portion of shares eligible for accelerated vesting for each of the prior years. In addition, regardless of vesting, no options were allowed to be exercised prior to December 31, 2001.

          The PASOs provide for one exception to the general vesting and exercise rules described above. If the price of the Company's common stock equals or exceeds $55.00 per share on or after December 31, 2002, 100% of the shares subject to the PASO will be nonforfeitable and exercisable. If the $55.00 per share price target is attained prior to December 31, 2002, the formula describe above would be applied to determine the number of vested options, but on December 31, 2002, all options subject to the PASO will be nonforfeitable and exercisable. The options subject to the PASO, if not earlier exercised or terminated, will terminate on the tenth anniversary of the grant date.

AME Warrants

          At the time of the merger with AME, warrants to purchase 320,000 shares of AME common stock (the "AME warrants") were outstanding. These were assumed by the Company pursuant to the Merger Agreement. After adjustment to take account of the exchange ratio, 185,592 common stock warrants were outstanding. At March 31, 2002, AME warrants to purchase 76,832 shares of the Company's common stock were outstanding, all of which were exercisable, and expire on various dates through December 2003. At December 31, 2001, the exercise price ranged from $25.44 to $30.61 per common share.

Orthofix International N.V.

Kinesis Warrants

          At the time of the acquisition of Kinesis Medical Inc. assets, warrants to purchase 672,685 shares of Kinesis common stock (the Kinesis warrants) were outstanding. These were assumed by the Company pursuant to the Asset Purchase Agreement. After adjustment to take into account the agreed exchange ratio, 27,364 common stock warrants were outstanding. At March 31, 2002, warrants to purchase 27,364 shares of the Company's common stock remain outstanding, all of which are exercisable and expire on August 31, 2005. The exercise prices are fixed, and range from $19.125 to $38.25 per common share.

          Summaries of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates are presented below:

                                              2001                     2000                     1999
                                     ------------------------  -----------------------  ------------------------
                                                    Weighted                 Weighted                 Weighted
                                                     Average                  Average                  Average
                                                    Exercise                 Exercise                 Exercise
Fixed Options & Warrants                Shares        Price       Shares       Price       Shares       Price
                                     -----------  -----------  ----------  -----------  ----------  ------------

Outstanding at beginning of year      3,865,368        $14.91    2,999,462      $13.34   2,957,662        $13.12
Granted                                 132,400        $25.58    1,213,406      $17.53     124,750        $12.90
Exercised                              (141,796)        $9.00     (259,180)      $9.63     (70,200)        $5.15
Forfeited                               (35,682)       $19.95      (88,320)     $12.74     (12,750)        $9.87
                                     -----------  -----------  ----------  -----------  ----------  ------------
Outstanding at end of year            3,820,290        $15.46    3,865,368      $14.91   2,999,462        $13.34
                                     -----------  -----------  ----------  -----------  ----------  ------------

Options exercisable at end of year    1,652,244                  1,390,162               1,496,612
Weighted average fair value of                          $9.76                    $7.17                     $6.47
options granted during the year at
market value
Weighted average fair value of                            -                      $6.50                        -
options granted during the year in
excess of market values

Orthofix International N.V.

       Outstanding and exercisable by price range as of December 31, 2001

                                           Options Outstanding                        Options Exercisable
                            ---------------------------------------------------  --------------------------------
                                                 Weighted
                                                  Average
                                                 Remaining        Weighted                         Weighted
                                 Number         Contractual        Average         Number          Average
Range of Exercise Prices      Outstanding          Life        Exercise Price    Exercisable    Exercise Price
                            -----------------  -------------  -----------------  ------------  -----------------
$2.140 - $10.625                    319,120        2.62           $ 8.27             291,020        $ 8.15
$11.000 - $14.188                   247,750        6.97           $12.19             148,750        $11.78
$14.400 - $14.400                 1,852,500        2.40           $14.40             915,000        $14.40
$14.440 - $31.120                 1,400,920        5.60           $19.05             297,474        $20.69
$2.140 - $30.610            -----------------  -------------  -----------------  ------------  -----------------
                                  3,820,290        3.89           $15.46           1,652,244        $14.20



20   Subsequent events

          Effective January 1, 2002, the Company acquired 45% of a joint venture, OrthoRx, with HealthSouth Corporation. The Company invested $3.0 million for its 45% share through a combination of cash, $2.0 million, and contributed assets, $1.0 million.

          The business of OrthoRx is to provide orthopedic DME products to patients built around physician protocols, which specify the treatment and product required for each patient.

Orthofix International N.V. (Draft 6)

Schedule 2 -- Valuation and Qualifying Accounts

          In thousands                                             Additions
----------------------     --------------------------------------------------
                             Balance at
Provisions from assets      beginning of    Charged to cost      Charged to         Deductions/    Balance at end
to which they apply:            year          and expenses     other accounts         Other            of year
                           -------------    ---------------    --------------   -----------------  ---------------
2001
Allowance for doubtful
debts                             2,687             3,564               117            (3,432)             2,936
Inventory provisions                976               123             1,043                (7)             2,135
Provisions for deferred
compensation                        768               162                 -              (250)               680
Restructuring provisions            975                 -                 -              (975)                 -
Valuation allowance                 389                                                  (389)                 -

2000
Allowance for doubtful
debts                             3,965             3,113               (14)           (4,377)             2,687
Inventory provisions              1,490               227              (160)             (581)               976
Provisions for deferred
compensation                        817               168                 -              (217)               768

Restructuring provisions          1,109                 -               625(1)           (759)               975
Valuation allowance                   -               389                 -                 -                389
1999
Allowance for doubtful
debts                             3,103             2,825               121            (2,084)             3,965
Inventory provisions              1,477               124                 -              (111)             1,490
Provisions for deferred
compensation                        850               172                 -              (205)               817
Restructuring provisions          1,641                 -                 -              (532)             1,109

--------------------------
(1)  Established in connection with the acquisition of Kinesis

Orthofix International N.V.

Report of Independent Accountants on Financial Statement Schedule


To the Board of Directors of
Orthofix International N.V.:

          Our audits of the consolidated financial statements referred to in our reported dated June 25, 2002 appearing on page F-2 of the Form 20-F of Orthofix International N.V. also included an audit of the financial statement schedule listed in the index on page S-1 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoopers
London, England
June 25, 2002